

2024 Annual General Meeting
Invitation, Proxy Statement and Annual Report

To our shareholders, partners, customers and employees

Fiscal Year 2024 was a productive year for Logitech, mobilizing the values and capabilities that have made the company successful for so many decades. We welcomed a new CEO, delivered a return to growth in the fourth quarter and shared a set of new strategic priorities that will shape the company's direction for many years. We're excited for the journey to come.

RETURN TO GROWTH

This past fiscal year, Logitech faced continued macroeconomic hurdles, registering a 6% decline in net sales in constant currency compared to the prior year. Nonetheless, we closed the fiscal year with momentum. Q4 net sales grew 5% compared to the previous year and non-GAAP operating profits nearly doubled. The return to growth was broad-based across all regions and all key categories.

Across the year, we grew market share in multiple key categories: Keyboards & Combos, Pointing Devices (including Mice), Video Conferencing, Gaming Wheels, Gaming Wired Mice, Tablet Keyboards and Webcams.

We continued our rigorous approach to financial discipline and operational excellence. Our expanded non-GAAP gross margin of 41.8% was up by over 300 basis points year on year. We also continued investing in research and development.

We catered to new categories of users with the foldaway Casa Pop-Up Desk, and won dozens of global design awards. We launched innovations like Logitech Combo Touch keyboard case for iPads, MX Brio webcam, the Logitech G ASTRO A50 headset and the AI-powered conference camera MeetUp 2. Indeed, we continued to leverage Artificial Intelligence (AI) in our portfolio with the launch of business headset Zone Wireless 2, and our new software tool Logi AI Prompt Builder. AI enhances our users' experiences across our Video Collaboration portfolio in the flagship Logitech Sight and best-selling products like Logitech Rally Bar. Other best-sellers were also notable, such as Logitech G Pro X Superlight gaming mouse, MX Master 3S mouse and the G29 Driving Force steering wheel.

We grew our non-GAAP operating profits by 19% year over year, and generated more than $1.1 billion in cash from operations. And, we returned a total of $686 million to you, our shareholders, through our annual dividend payment and share repurchases.

A BACKDROP OF LONG-TERM TRENDS

In December last year, we welcomed our new CEO, Hanneke Faber.

Joining Logitech from Unilever's $14 billion Nutrition business as group president, Hanneke brings more than 30 years of leadership experience in driving innovation, transformation and growth across a variety of renowned global consumer, B2B and e-commerce businesses.

She joins a company with a storied history and a set of values that have been our north star for many years - an open culture where people can be themselves, a humble yet hungry culture where people can get things done, collaborating with each other and safely challenging the status quo. At Logitech, we're focused on people in all their diversity, and the health of the planet. We value innovation, passion and a never-give-up attitude. And we benefit from an enviable set of world-class capabilities: in design, engineering, operations and brand strength.

These values and capabilities, and Hanneke's deep experience and interactions these past few months – with employees, customers, partners, and shareholders – have been critical in shaping our strategic priorities going forward, developed with the support of the board of directors, and shaped by all employees.

These strategic priorities come against a backdrop of several major, long-term trends that we expect will affect our business. These include:

New ways of working: Hybrid work – work between the office, home, and on the go – is now the established model for knowledge workers across the world. More than 50% of U.S. workers are hybrid today. The need for multiple workspaces, video collaboration, and solutions to boost productivity and creativity is likely to continue to grow. And that is where you will find Logitech.

Gaming has gone mainstream: Today, all kinds of people game – over 3.3 billion of them. Almost half of U.S. gamers are women; nearly 30% are over 45; and there are more gamers in Africa and the Middle East than in the United States. The continued penetration of gamers worldwide is an opportunity for Logitech, as a leading gaming brand with a broad portfolio.

Artificial Intelligence (AI): We have only just started to experience the transformational impact that AI will have. Organizations are becoming more efficient; people are becoming more creative and productive. Logitech's ambition is to be an important part of the AI ecosystem. We are already innovating to help people access platforms, like OpenAI's ChatGPT, faster and more fluently. We are leveraging AI as we innovate to deliver superior audio and video experiences, such as in our Video Collaboration portfolio. And of course, AI is helping drive productivity inside Logitech.

Climate change: This will affect everyone. Logitech is an established sustainability leader in the tech industry, and we will do more. We are designing for sustainability and working to drive authentic reductions in carbon impact across our value chain. And we will share our methods – because we all have the same objective: a healthier planet.

The importance of trust: Trust in governments, the media, science, and business is at an all-time low. In such an environment, Logitech is well positioned with our broad partnerships, consumer-centric design philosophy, high privacy and security standards, and trusted Swiss brand.

A BOLD MISSION & NEW STRATEGIC PRIORITIES

To take advantage of these long-term trends and the opportunities, Logitech is implementing a new set of strategic priorities.

It starts from a simple, bold mission: 'Logitech extends human potential in work and play'. To extend human potential means helping people be more productive, to perform better, to connect more easily, to be more creative – all in ways that are more sustainable and more equitable. We love this concise, human-centric expression of where we're going; it also captures where we come from.

We will extend that human potential in two very large macro spaces: Work and Play. To date, Logitech has supported people in both those spaces, but Work has been primarily limited to solutions for the office, and Play primarily gaming on the PC. Now, we will expand those definitions. Most people around the world do not work in offices – they work in health care, in education, in retail, in manufacturing and other places. And although many people enjoy PC gaming, over a billion more game and play in other ways. Broadening our definitions of Work and Play doubles our total addressable market.

We will grow with Design-led, Software-enabled Hardware. These carefully chosen words provide clear direction and competitive advantage. We do not sell plain hardware. All our products are design-led and contain advanced software. This combination delivers superior, magical, effortless user experiences. AI offers significant new innovation opportunities as part of this recipe.

We will continue to pursue our historically strong consumer business, and double down on B2B. We have doubled our enterprise business since 2019, but are still a relatively new B2B player with more scope to

accelerate our hardware, software and services capabilities.

Geographies, too, offer scope for growth. We are present in more than 100 countries today, but there are significant differences in Logitech share of wallet between them. This reveals room for more growth, both in developed and emerging markets.

Lastly, we intend to build an iconic brand. This starts by focusing on our single, trusted $4 billion Logitech brand. With its strong global awareness and solid reputation, we will embark on a path to become truly iconic.

A LONG-TERM VISION OF GROWTH

Each of these strategic priorities will build upon Logitech's capabilities, as an operational powerhouse with world-class design and engineering, and a globally-recognized brand with leading market share. They are already guiding our work at Logitech, and will do so over the years between now and 2031 – our 50th anniversary. They will power Logitech's future.

Looking to Fiscal Year 2025, we continue to see uncertainties in the near-term economic outlook. In this environment, we will implement our strategy and position ourselves for continued competitive growth. In the years that follow, our goal is to accelerate organic growth. When strategic opportunities arise, we will add acquisitions for incremental growth.

So, as you have read, Fiscal Year 2024 was a productive year. It has given us the opportunity to connect the passion and innovation on which Logitech is built to the Logitech we are shaping for tomorrow. We would like to thank our customers for choosing Logitech daily, in their work and play; and our employees for their continued expression of our values, and their discipline and tenacity in returning Logitech to growth at the end of the fiscal year.

Finally, we would like to express our gratitude to our shareholders. Five years ago, anyone who invested in LOGI would have nearly doubled their investment by now. We are excited to continue this strong track record of shareholder value creation.

Wendy Becker
Chairperson of the Board

Hanneke Faber
Chief Executive Officer

FORWARD-LOOKING INFORMATION

This Invitation, Proxy Statement and Annual Report, including the letter to shareholders, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on beliefs of our management as of the initial date of making such statements. These forward-looking statements include, among other things, statements related to:

- Our strategy for growth, future revenues, earnings, cash flow, uses of cash and other measures of financial performance, and market position;
- Our business strategy and investment priorities in relation to competitive offerings and evolving consumer demand trends affecting our products and markets, current and future worldwide geopolitical, economic and capital market conditions, including fluctuations in currency exchange rates, inflation, economic downturns, and disruptions in global logistics;
- Our expectations regarding our restructuring efforts, including the timing thereof;
- Long-term, secular trends that impact our product categories;
- The evolution and adoption of artificial intelligence (AI), its impact on our industry and related risks and opportunities for our business;
- The scope, nature or impact of acquisition, strategic alliance, and divestiture activities;
- Our expectations regarding the success of our strategic acquisitions, including integration of acquired operations, products, technology, internal controls, personnel and management teams;
- Our expectations regarding our effective tax rate, future tax benefits, tax settlements, tax rulings, tax audits, the adequacy of our provisions for uncertain tax positions;
- Our expectations regarding our potential indemnification obligations, and the outcome of pending or future legal proceedings;
- Our business development, product development and innovation, and their impact on future operating results and anticipated operating costs for fiscal year 2025 and beyond;
- Opportunities for growth and our ability to execute on and take advantage of them, including our marketing initiatives and strategy and our expectations regarding the success thereof;
- Potential tariffs, their effects and our ability to mitigate their effects;
- Our expectations regarding our share repurchase and dividend programs;
- The sufficiency of our cash and cash equivalents, cash generated from operations, and available borrowings under our bank lines of credit to fund capital expenditures and working capital needs; and
- The effects of environmental and other laws and regulations in the United States and other countries in which we operate.

Forward-looking statements also include, among others, those statements including the words "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should," "will" and similar language. These statements reflect our views and assumptions as of the initial date of making such statements. All forward-looking statements involve risks and uncertainties that could cause our actual performance to differ materially from those anticipated in the forward-looking statements depending on a variety of factors. Important information as to these factors can be found in this Annual Report on Form 10-K for the fiscal year ended March 31, 2024 under the headings of "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Overview of our Company," "Critical Accounting Estimates" and "Liquidity and Capital Resources," among others. Factors that might cause or contribute to such differences include, but are not limited to, those discussed under Item 1A "Risk Factors," as well as elsewhere in our Annual Report on Form 10-K for the fiscal year ended March 31, 2024 and in our other filings with the U.S. Securities and Exchange Commission, or "SEC." You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the initial date of making such statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the initial date of making such statements.

July 26, 2024

To our shareholders:

You are cordially invited to attend Logitech's 2024 Annual General Meeting. The meeting will be held on Wednesday, September 4, 2024 at 2:00 p.m. at the SwissTech Convention Center, EPFL, in Lausanne, Switzerland.

Enclosed is the Invitation and Proxy Statement for the meeting, which includes an agenda and discussion of the items to be voted on at the meeting, instructions on how you can exercise your voting rights, information concerning Logitech's compensation of its Board members and executive officers, and other relevant information.

Whether or not you plan to attend the Annual General Meeting, your vote is important, and you should take the steps required so that your shares are represented at the 2024 Annual General Meeting.

Thank you for your continued support of Logitech.

Wendy Becker
Chairperson of the Board





LOGITECH INTERNATIONAL S.A.
Invitation to the Annual General Meeting
Wednesday, September 4, 2024
2:00 p.m. Central European Summer Time (registration starts at 1:30 p.m.)
SwissTech Convention Center, EPFL – Lausanne, Switzerland

*****

AGENDA

Proposals

1. Approval of the Annual Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2024

2. Advisory vote to approve Named Executive Officers Compensation for fiscal year 2024

3. Advisory vote on the Swiss Statutory Compensation Report for fiscal year 2024

4. Advisory vote on the Swiss Statutory Non-Financial Matters Report for fiscal year 2024

5. Appropriation of available earnings and declaration of dividend

6. Release of the Board of Directors and Executive Officers from liability for activities during fiscal year 2024

7. Re-elections and elections to the Board of Directors

    7.A.   Re-election of Ms. Wendy Becker

    7.B.   Re-election of Dr. Edouard Bugnion

    7.C.   Re-election of Mr. Guy Gecht

        7.C.1. Proposal of the Board of Directors

        7.C.2. Proposal of Mr. Daniel Borel

    7.D.   Re-election of Mr. Christopher Jones

    7.E.   Re-election of Ms. Marjorie Lao

    7.F.   Re-election of Ms. Neela Montgomery

    7.G.   Re-election of Mr. Kwok Wang Ng

    7.H.   Re-election of Ms. Deborah Thomas

    7.I.   Re-election of Mr. Sascha Zahnd

    7.J.   Election of Mr. Donald Allan

    7.K.   Election of Ms. Johanna 'Hanneke' Faber

    7.L.   Election of Mr. Owen Mahoney

8. Election of the Chairperson of the Board

    8.A.   Election of Ms. Wendy Becker as Chairperson of the Board

    8.B.   Shareholder Proposal of Mr. Daniel Borel to elect Mr. Guy Gecht as Chairperson of the Board

9. Re-elections and elections to the Compensation Committee

9.A.　　Re-election of Ms. Neela Montgomery

9.B.　　Re-election of Mr. Kwok Wang Ng

9.C.　　Re-election of Ms. Deborah Thomas

9.D.　　Election of Mr. Donald Allan

10. Approval of Compensation for the Board of Directors for the 2024 to 2025 Board Year

11. Approval of Compensation for the Group Management Team for fiscal year 2026

12. Re-election of KPMG AG as Logitech's auditors and ratification of the appointment of KPMG LLP as Logitech's independent registered public accounting firm for fiscal year 2025

13. Re-election of Etude Regina Wenger & Sarah Keiser-Wüger as Independent Representative

Hautemorges, Switzerland, July 26, 2024

The Board of Directors

Questions and Answers about The Logitech 2024 Annual General Meeting

General Information for All Shareholders

WHY AM I RECEIVING THIS "INVITATION AND PROXY STATEMENT"?

This document is designed to comply with both Swiss corporate law and U.S. proxy statement rules. Outside of the U.S. and Canada, the agenda, the proposals and the explanations included in this Invitation and Proxy Statement together with an explanation of organizational matters will be made available to registered shareholders also in French and German. We made copies of this Invitation and Proxy Statement available to shareholders beginning on July 26, 2024.

The Response Coupon or Proxy Card are requested on behalf of the Board of Directors of Logitech for use at Logitech's Annual General Meeting. The meeting will be held on Wednesday, September 4, 2024 at 2:00 p.m., Central European Summer Time, at the SwissTech Convention Center, EPFL, in Lausanne, Switzerland.

WHO IS ENTITLED TO VOTE AT THE MEETING?

Shareholders registered in the Share Register of Logitech International S.A. (including in the sub-register maintained by Logitech's U.S. transfer agent, Computershare) on Thursday, August 29, 2024 have the right to vote at the Annual General Meeting. No shareholders will be entered in the Share Register between August 29, 2024 and the day following the meeting. As of June 30, 2024, there were 77,641,835 shares registered and entitled to vote out of a total of 153,016,135 Logitech shares outstanding (net of treasury shares). The actual number of registered shares that will be entitled to vote at the meeting will vary depending on how many more shares are registered, or deregistered, between June 30, 2024 and August 29, 2024.

For information on the criteria for the determination of the U.S. or Canadian "street name" beneficial owners who may vote with respect to the meeting, please refer to "Further Information for U.S. or Canadian "Street Name" Beneficial Owners" below.

WHO IS A REGISTERED SHAREHOLDER?

If your shares are registered directly in your name with us in the Share Register of Logitech International S.A., or in our sub-register maintained by our U.S. transfer agent, Computershare, you are considered a registered shareholder, and this Invitation and Proxy Statement and related materials are being sent or made available to you by or on behalf of Logitech.

WHO IS A BENEFICIAL OWNER WITH SHARES REGISTERED IN THE NAME OF A CUSTODIAN, OR "STREET NAME" OWNER?	Shareholders that have not requested registration in our Share Register directly, and hold shares through a broker, trustee or nominee or other similar organization that is a registered shareholder, are beneficial owners of shares registered in the name of a custodian. If you hold your Logitech shares through a U.S. or Canadian broker, trustee or nominee or other similar organization (also called holding in "street name"), which is the typical practice of our shareholders in the U.S. and Canada, the organization holding your account is considered the registered shareholder for purposes of voting at the meeting, and this Invitation and Proxy Statement and related materials are being sent or made available to you by them. You have the right to direct that organization on how to vote the shares held in your account.
WHY IS IT IMPORTANT FOR ME TO VOTE?	Logitech is a public company and certain key decisions can only be made by shareholders. Whether or not you plan to attend, your vote is important so that your shares are represented.
HOW MANY REGISTERED SHARES MUST BE PRESENT OR REPRESENTED TO CONDUCT BUSINESS AT THE MEETING?	There is no presence quorum requirement for the meeting. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings, and our Articles of Incorporation do not otherwise provide for a quorum requirement.
WHERE ARE LOGITECH'S PRINCIPAL EXECUTIVE OFFICES?	Logitech's principal executive office in Switzerland is at EPFL – Quartier de l'Innovation, Daniel Borel Innovation Center, 1015 Lausanne, Switzerland, and our principal executive office in the United States is at c/o Logitech Inc., 3930 North First Street, San Jose, CA 95134. Logitech's main telephone number in Switzerland is +41-(0)21-863-5111 and our main telephone number in the United States is +1-510-795-8500.
HOW CAN I OBTAIN LOGITECH'S PROXY STATEMENT, ANNUAL REPORT AND OTHER ANNUAL REPORTING MATERIALS?	A copy of our 2024 Annual Report to Shareholders, which contains the consolidated financial statements of Logitech International S.A for the fiscal year ended March 31, 2024, the Swiss statutory financial statements of Logitech International S.A. for the fiscal year ended March 31, 2024, and the auditor's reports thereon, this Invitation and Proxy Statement and our Annual Report on Form 10-K for fiscal year 2024 filed with the U.S. Securities and Exchange Commission (the "SEC") are available on our website at *http://ir.logitech.com*. Shareholders also may request free copies of these materials at our principal executive offices in Switzerland or the United States, at the addresses above, or by contacting our investor relations group at IR@logitech.com or at +1-510-916-9842.
WHERE CAN I FIND THE VOTING RESULTS OF THE MEETING?	We intend to announce voting results at the meeting and issue a press release promptly after the meeting. We will also file the results on a Current Report on Form 8-K with the SEC by Tuesday, September 10, 2024. A copy of the Form 8-K will be available on our website at *http://ir.logitech.com.*

IF I AM NOT A REGISTERED SHAREHOLDER, CAN I ATTEND AND VOTE AT THE MEETING?	You may not attend the meeting and vote your shares in person at the meeting unless you either become a registered shareholder by August 29, 2024 or you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. If you hold your shares through a non-U.S. or non-Canadian broker, trustee or nominee, you may become a registered shareholder by contacting our Share Registrar at Logitech International S.A., c/o Devigus Shareholder Services, Birkenstrasse 47, CH-6343 Rotkreuz, Switzerland, and following their registration instructions or, in certain countries, by requesting registration through the bank or brokerage through which you hold your shares. If you hold your shares through a U.S. or Canadian broker, trustee or nominee, you may become a registered shareholder by contacting your broker, trustee or nominee, and following their registration instructions.

Further Information for Registered Shareholders

HOW CAN I VOTE IF I CANNOT ATTEND THE MEETING?	If you do not plan to attend the meeting in person, you may appoint the Independent Representative, Etude Regina Wenger & Sarah Keiser-Wüger, to represent you at the meeting. Please provide your voting instructions by marking the applicable boxes beside the agenda items on the Internet voting site for registered shareholders, *www.gvmanager-live.ch/logitech* for shareholders on the Swiss share register or *www.proxyvote.com* for shareholders on the U.S. share register, or on the Response Coupon or Proxy Card, as applicable.
	SWISS SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site *www.gvmanager-live.ch/logitech* and log in with your access code printed on the Response Coupon. Please use the menu item "Grant Procuration" and submit your instructions by clicking on the "Send" button.
	SWISS SHARE REGISTER – RESPONSE COUPON – Mark the box under Option 3 on the enclosed Response Coupon. Please sign, date and promptly mail your completed Response Coupon to Etude Regina Wenger & Sarah Keiser-Wüger using the appropriate enclosed postage-paid envelope addressed to Logitech International S.A., c/o Devigus Shareholder Services, Birkenstrasse 47, 6343 Rotkreuz, Switzerland.
	U.S. SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site *www.proxyvote.com* and log in with your 16-digit voting control number printed in the box marked by the arrow on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to select the Independent Representative, Etude Regina Wenger & Sarah Keiser-Wüger, to represent you at the meeting. Please submit your instructions by clicking on the "Submit" button.
	U.S. SHARE REGISTER – PROXY CARD – If you have requested a Proxy Card, mark the box "Yes" on the Proxy Card to select the Independent Representative, Etude Regina Wenger & Sarah Keiser-Wüger, to represent you at the meeting. Please sign, date and promptly mail your completed Proxy Card to Broadridge using the enclosed postage-paid envelope.

HOW CAN I ATTEND THE MEETING?	If you wish to attend the meeting in person, you will need to obtain an admission card. You may order your admission card on the Internet voting site for registered shareholders, *www.gvmanager-live.ch/logitech* for shareholders on the Swiss share register or *www.proxyvote.com* for shareholders on the U.S. share register, or on the Response Coupon or Proxy Card, as applicable, and we will send you an admission card for the meeting. If an admission card is not received by you prior to the meeting and you are a registered shareholder as of August 29, 2024, you may attend the meeting by presenting proof of identification at the meeting.
	SWISS SHARE REGISTER – **INTERNET VOTING** – Go to the Internet voting site *gvmanager-live.ch/logitech* and log in with your access code printed on the Response Coupon. Please use the menu item "Order Admission Card". **SWISS SHARE REGISTER** – **RESPONSE COUPON** – Mark the box under Option 1 on the enclosed Response Coupon. Please send the completed, signed and dated Response Coupon to Logitech using the enclosed postage-paid envelope by Thursday, August 29, 2024.
	U.S. SHARE REGISTER – **INTERNET VOTING** – Go to the Internet voting site *www.proxyvote.com* and log in with your 16-digit voting control number printed in the box marked by the arrow on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to indicate that you will personally attend the meeting. **U.S. SHARE REGISTER** – **PROXY CARD** – If you have requested a Proxy Card, mark the box "Yes" on the Proxy Card to indicate that you will personally attend the meeting. Please sign, date and promptly mail your completed Proxy Card to Broadridge using the enclosed postage-paid envelope by Thursday, August 29, 2024.
CAN I HAVE ANOTHER PERSON REPRESENT ME AT THE MEETING?	Yes. If you would like someone other than the Independent Representative to represent you at the meeting, please mark Option 2 on the Response Coupon (for shareholders on the Swiss share register) or, if you requested a Proxy Card (for shareholders on the U.S. share register), mark the box on the Proxy Card to authorize the person you name on the reverse side of the Proxy Card. On either the Response Coupon or the Proxy Card, please provide the name and address of the person you want to represent you. Please return the completed, signed and dated Response Coupon to Logitech and the completed, signed and dated Proxy Card to Broadridge, using the enclosed postage-paid envelope by August 29, 2024. We will send an admission card for the meeting to your representative. If the name and address instructions you provide are not clear, Logitech will send the admission card to you, and you must forward it to your representative. If you requested and received an admission card to attend the meeting in person, you can also authorize someone other than the Independent Representative to represent you at the meeting on the admission card and provide that signed, dated and completed admission card to your representative, together with your voting instructions.

CAN I SELL MY SHARES BEFORE THE MEETING IF I HAVE VOTED?	Logitech does not block the transfer of shares before the meeting. However, if you sell your Logitech shares before the meeting and Logitech's Share Registrar is notified of the sale, your votes with those shares will not be counted. Any person who purchases shares after the Share Register closes on Thursday, August 29, 2024 will not be able to register them until the day after the meeting and so will not be able to vote the shares at the meeting.
IF I VOTE BY PROXY, CAN I CHANGE MY VOTE AFTER I HAVE VOTED?	You may change your vote by Internet or by mail through August 29, 2024. You may also change your vote by attending the meeting and voting in person. For shareholders on the Swiss share register, you may revoke your vote by requesting a new access code and providing new voting instructions at *www.gvmanager-live.ch/logitech*, or by requesting and submitting a new Response Coupon from our Swiss Share Register at Devigus Shareholder Services (by telephone at +41-41-798-48-33 or by email at *logitech@devigus.com*). For shareholders on the U.S. share register, you may revoke your vote by providing new voting instructions at *www.proxyvote.com*, if you voted by Internet, or by requesting and submitting a new Proxy Card. Your attendance at the meeting will not automatically revoke your vote or Response Coupon or Proxy Card unless you vote again at the meeting or specifically request in writing that your prior voting instructions be revoked.
	SWISS SHARE REGISTER – INTERNET VOTING – After you receive the new access code, go to the Internet voting site *www.gvmanager-live.ch/logitech* and log in. Please use the menu item "Grant Procuration". Follow the directions on the site to complete and submit your new instructions until Thursday, August 29, 2024, 23:59 (Central European Summer Time), or you may attend the meeting and vote in person. **SWISS SHARE REGISTER – RESPONSE COUPON –** If you request a new Response Coupon and wish to vote again, you may complete the new Response Coupon and return it to us by August 29, 2024, or you may attend the meeting and vote in person.
	U.S. SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site *www.proxyvote.com* and log in with your 16-digit voting control number printed in the box on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to submit your new instructions until Thursday, August 29, 2024, 11:59 p.m. (U.S. Eastern Daylight Time), or you may attend the meeting and vote in person. **U.S. SHARE REGISTER – PROXY CARD –** If you request a new Proxy Card and wish to vote again, you may complete the new Proxy Card and return it to Broadridge by August 29, 2024, or you may attend the meeting and vote in person.
IF I VOTE BY PROXY, WHAT HAPPENS IF I DO NOT GIVE SPECIFIC VOTING INSTRUCTIONS?	**SWISS SHARE REGISTER – INTERNET VOTING –** If you are a registered shareholder and vote using the Internet voting site, you have to give specific voting instructions for all agenda items before you can submit your instructions. **SWISS SHARE REGISTER – RESPONSE COUPON –** If you are a registered shareholder and sign and return a Response Coupon without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be presented to shareholders during the course of the meeting.

U.S. SHARE REGISTER – INTERNET VOTING – If you are a registered shareholder and vote using the Internet voting site without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be presented to shareholders during the course of the meeting.

U.S. SHARE REGISTER – PROXY CARD – If you are a registered shareholder and sign and return a Proxy Card without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be presented to shareholders during the course of the meeting.

WHO CAN I CONTACT IF I HAVE QUESTIONS?

If you have any questions or need assistance in voting your shares, please call us at +1-510-916-9842 or email us at *IR@logitech.com.*

Further Information for U.S. or Canadian "Street Name" Beneficial Owners

WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?	We have provided access to our proxy materials over the Internet to beneficial owners holding their shares in "street name" through a U.S. or Canadian broker, trustee or nominee. Accordingly, such brokers, trustees or nominees are forwarding a Notice of Internet Availability of Proxy Materials (the "Notice") to such beneficial owners. All such shareholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, beneficial owners holding their shares in street name through a U.S. or Canadian broker, trustee or nominee may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.
HOW CAN I GET ELECTRONIC ACCESS TO THE PROXY MATERIALS?	The Notice will provide you with instructions regarding how to: • View our proxy materials for the meeting on the Internet; and • Instruct us to send our future proxy materials to you electronically by email. Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual shareholders' meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.
WHO MAY PROVIDE VOTING INSTRUCTIONS FOR THE MEETING?	For purposes of U.S. or Canadian beneficial shareholder voting, shareholders holding shares through a U.S. or Canadian broker, trustee or nominee organization on July 1, 2024 may direct the organization on how to vote. Logitech has made arrangements with a service company to U.S. and Canadian brokers, trustees and nominee organizations for that service company to provide a reconciliation of share positions of U.S. and Canadian "street name" beneficial owners between July 1, 2024 and August 20, 2024, which Logitech determined is the last practicable date before the meeting for such a reconciliation. These arrangements are intended to result in the following adjustments: If a U.S. or Canadian "street name" beneficial owner as of July 1, 2024 votes but subsequently sells their shares before August 20, 2024, their votes will be canceled. A U.S. or Canadian "street name" beneficial owner as of July 1, 2024 that has voted and subsequently increases or decreases their shareholdings but remains a beneficial owner as of August 20, 2024 will have their votes increased or decreased to reflect their shareholdings as of August 20, 2024. If you acquire Logitech shares in "street name" after July 1, 2024 through a U.S. or Canadian broker, trustee or nominee, and wish to vote at the meeting or provide voting instructions by proxy, you must become a registered shareholder. You may become a registered shareholder by contacting your broker, trustee or nominee, and following their registration instructions. In order to allow adequate time for registration, for proxy materials to be sent or made available to you, and for your voting instructions to be returned to us before the meeting, please begin the registration process as far before August 29, 2024 as possible.

IF I AM A U.S. OR CANADIAN "STREET NAME" BENEFICIAL OWNER, HOW DO I VOTE?	If you are a beneficial owner of shares held in "street name" and you wish to vote in person at the meeting, you must obtain a valid proxy from the organization that holds your shares. If you do not wish to vote in person, you may vote by proxy. You may vote by proxy over the Internet, by mail or by telephone by following the instructions provided in the Notice or on the Proxy Card.
WHAT HAPPENS IF I DO NOT GIVE SPECIFIC VOTING INSTRUCTIONS?	If you are a beneficial owner of shares held in "street name" in the United States or Canada and do not provide your broker, trustee or nominee with specific voting instructions, then under the rules of various national and regional securities exchanges, your broker, trustee or nominee may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, your shares will not be voted on such matter and will not be considered votes cast on the applicable Proposal. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice. We believe the following Proposals will be considered non-routine: Proposal 2 (Advisory vote to approve Named Executive Officers Compensation for fiscal year 2024), Proposal 3 (Advisory vote on the Swiss Compensation Report for fiscal year 2024), Proposal 4 (Advisory vote on the Swiss Non-Financial Matters Report for fiscal year 2024), Proposal 5 (Appropriation of available earnings and declaration of dividend), Proposal 6 (Release of the Board of Directors and Executive Officers from liability for activities during fiscal year 2024), Proposal 7 (Re-elections and Elections to the Board of Directors), Proposal 8 (Election of the Chairperson of the Board), Proposal 9 (Elections to the Compensation Committee), Proposal 10 (Approval of Compensation for the Board of Directors for the 2024 to 2025 Board Year), Proposal 11 (Approval of Compensation for the Group Management Team for fiscal year 2026), Proposal 13 (Re-election of the Independent Representative). All other Proposals involve matters that we believe will be considered routine. Any "broker non-votes" on any Proposals will not be considered votes cast on the Proposal.
WHAT IS THE DEADLINE FOR DELIVERING MY VOTING INSTRUCTIONS?	If you hold your shares through a U.S. or Canadian bank or brokerage or other custodian, you have until 11:59 pm (U.S. Eastern Daylight Time) on Thursday, August 29, 2024 to deliver your voting instructions.
CAN I CHANGE MY VOTE AFTER I HAVE VOTED?	You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person if you have a "legal proxy" that allows you to attend the meeting and vote. However, your attendance at the Annual General Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

HOW DO I OBTAIN A SEPARATE SET OF PROXY MATERIALS OR REQUEST A SINGLE SET FOR MY HOUSEHOLD IN THE UNITED STATES?	We have adopted a procedure approved by the SEC called "householding" for shareholders in the United States. Under this procedure, shareholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our proxy statement and annual report unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure reduces our printing costs and postage fees. Each U.S. shareholder who participates in householding will continue to be able to access or receive a separate Proxy Card. If you wish to receive a separate proxy statement and annual report at this time, please request the additional copy by contacting our mailing agent, Broadridge, by telephone at +1-800-579-1639 or by email at *sendmaterial@proxyvote.com*. If any shareholders in your household wish to receive a separate proxy statement and annual report in the future, they may call our investor relations group at +1-510-916-9842 or write to Investor Relations, 3930 North First Street, San Jose, CA 95134. They may also send an email to our investor relations group at *IR@logitech.com*. Other shareholders who have multiple accounts in their names or who share an address with other stockholders can authorize us to discontinue mailings of multiple proxy statements and annual reports by calling or writing to our investor relations group.

Further Information for Shareholders with Shares Registered Through a Bank or Brokerage as Custodian (Outside the U.S. or Canada)

HOW DO I VOTE BY PROXY IF MY SHARES ARE REGISTERED THROUGH MY BANK OR BROKERAGE AS CUSTODIAN?	Your broker, trustee or nominee should have enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares. If you did not receive such instructions you must contact your bank or brokerage for their voting instructions.
WHAT IS THE DEADLINE FOR DELIVERING MY VOTING INSTRUCTIONS IF MY LOGITECH SHARES ARE REGISTERED THROUGH MY BANK OR BROKERAGE AS CUSTODIAN?	Banks and brokerages typically set deadlines for receiving instructions from their account holders. Outside of the U.S. and Canada, this deadline is typically two to three days before the deadline of the company holding the general meeting. This is so that the custodians can collect the voting instructions and pass them on to the company holding the meeting. If you hold Logitech shares through a bank or brokerage outside the U.S. or Canada, please check with your bank or brokerage for their specific voting deadline and submit your voting instructions to them as far before that deadline as possible.

Other Meeting Information

Meeting Proposals

There are no other matters that the Board intends to present, or has reason to believe others will present, at the Annual General Meeting.

If you are a registered shareholder:

SWISS SHARE REGISTER	**INTERNET VOTING –** If you are a registered shareholder and vote using the Internet voting site, you have to give specific voting instructions to all agenda items before you can submit your instructions. **RESPONSE COUPON –** If you are a registered shareholder and sign and return a Response Coupon without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be submitted to shareholders during the course of the meeting.
U.S. SHARE REGISTER	**INTERNET VOTING –** If you are a registered shareholder and vote using the Internet voting site without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be submitted to shareholders during the course of the meeting. **PROXY CARD –** If you are a registered shareholder and sign and return a Proxy Card without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new and amended proposals that could be formulated during the course of the meeting.

If you are a beneficial owner of shares held in "street name" in the United States or Canada, if other matters are properly presented for voting at the meeting and you have provided discretionary voting instructions on a voting instruction card or through the Internet or other permitted voting mechanisms or have not provided voting instructions, your shares will be voted in accordance with the recommendations of the Board of Directors at the meeting on such matters.

Proxy Solicitation

Certain of our directors, officers and other employees, without additional compensation, may contact shareholders personally or in writing, by telephone, email or otherwise in connection with the proposals to be made at the meeting. In the United States, we are required to request that brokers and nominees who hold shares in their names furnish our proxy material to the beneficial owners of the shares, and we must reimburse such brokers and nominees for the expenses of doing so in accordance with certain U.S. statutory fee schedules.

We have also engaged Morrow Sodali S.P.A., Taunustor 1, 60310 Frankfurt, Germany, to assist in contacting shareholders in connection with the meeting and certain other services, and will pay Morrow Sodali a fee of approximately $54,900, plus reimbursement of reasonable out-of-pocket expenses.

Tabulation of Votes

The chairperson of the meeting will appoint vote counters as appropriate. As is typical for Swiss companies, our Share Registrar will tabulate the voting instructions of registered shareholders that are provided in advance of the meeting.

Shareholder Proposals and Nominees

Shareholder Proposals for 2024 Annual General Meeting

Under our Articles of Incorporation, one or more registered shareholders who alone or together with other shareholders hold shares representing at least 0.5 percent of the capital or the voting rights may demand that an item be placed on the agenda of a meeting of shareholders. Any such proposal must be included by the Board in our materials for the meeting. A request to place an item on the meeting agenda must be in writing and describe the proposal. With respect to the 2024 Annual General Meeting, the deadline to receive proposals for the agenda was July 6, 2024. In addition, under Swiss law, registered shareholders, or persons holding a valid proxy from a registered shareholder, may propose alternatives to items on the 2024 Annual General Meeting agenda before or at the meeting.

Shareholder Proposals for 2025 Annual General Meeting

We anticipate holding our 2025 Annual General Meeting on or about September 10, 2025. One or more registered shareholders who satisfy the minimum shareholding requirements in the Company's Articles of Incorporation may demand that an item be placed on the agenda for our 2025 Annual General Meeting of shareholders by delivering a written request describing the proposal to the Corporate Secretary of Logitech at our principal executive office in either Switzerland or the United States no later than July 12, 2025 . In addition, if you are a registered shareholder and satisfy the shareholding requirements under Rule 14a-8 of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), you may submit a proposal for consideration by the Board of Directors for inclusion in Logitech's proxy statement for its 2025 Annual General Meeting by delivering a request and a description of the proposal to the Corporate Secretary of Logitech at our principal executive office in either Switzerland or the United States no later than March 20, 2025. The proposal will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials under U.S. securities laws. Under the Company's Articles of Incorporation only registered shareholders are recognized as Logitech shareholders. As a result, if you are not a registered shareholder you may not make proposals for the 2025 Annual General Meeting.

Nominations of Director Candidates

Nominations of director candidates by registered shareholders must follow the rules for shareholder proposals above.

Provisions of Articles of Incorporation

The relevant provisions of our Articles of Incorporation regarding the right of one or more registered shareholders who alone or together hold shares representing 0.5 percent of our share capital or voting rights to demand that an item be placed on the agenda of a meeting of shareholders are available on our website at *http://ir.logitech.com*. You may also contact the Corporate Secretary of Logitech at our principal executive office in either Switzerland or the United States to request a copy of the relevant provisions of our Articles of Incorporation.

Agenda Proposals and Explanations

Proposal 1

Approval of the Annual Report, the Consolidated Financial Statements and the Statutory Financial Statements of Logitech International S.A. for Fiscal Year 2024

Proposal

The Board of Directors proposes that the Annual Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2024 be approved.

Explanation

The Logitech consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2024 are contained in Logitech's Annual Report, which was made available to all registered shareholders on or before the date of this Invitation and Proxy Statement. The Annual Report also contains the reports of Logitech's auditors on the consolidated financial statements and on the statutory financial statements, additional information on the Company's business, organization and strategy, and information relating to corporate governance as required by the SIX Swiss Exchange directive on corporate governance. Copies of the Annual Report are available on the Internet at *http://ir.logitech.com*.

Under Swiss law, the annual report and financial statements of Swiss companies must be submitted to shareholders for approval or disapproval at each annual general meeting. In the event of a negative vote on this proposal by shareholders, the Board of Directors may call an extraordinary general meeting of shareholders for reconsideration of this proposal by shareholders.

KPMG AG, as Logitech's auditors, issued an unqualified recommendation to the Annual General Meeting that the consolidated and statutory financial statements of Logitech International S.A. be approved. KPMG AG expressed their opinion that the consolidated financial statements for the year ended March 31, 2024 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and comply with Swiss law. They further expressed their opinion and confirmed that the statutory financial statements and the proposed appropriation of available earnings comply with Swiss law and the Articles of Incorporation of Logitech International S.A. and the Swiss Statutory Compensation Report contains the information required by Swiss law and complies with the Articles of Incorporation.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the Annual Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2024.

Proposal 2
Advisory Vote to Approve Named Executive Officers Compensation for Fiscal Year 2024

Proposal

The Board of Directors proposes that shareholders approve, on an advisory basis, the compensation of Logitech's named executive officers disclosed in Logitech's Compensation Report for Fiscal Year 2024.

Explanation

Since 2009, the Logitech Board of Directors has asked shareholders each year to approve Logitech's compensation philosophy, policies and practices, as set out in the "Compensation Discussion and Analysis" section of the Compensation Report, in a proposal commonly known as a "say-on-pay" proposal. Beginning with the 2011 Annual General Meeting, a say-on-pay advisory vote was required for all public companies, including Logitech, that are subject to the applicable U.S. proxy statement rules. Shareholders have been supportive of our compensation philosophy, policies and practices in each of those years.

At the 2023 Annual General Meeting, shareholders approved a proposal to take the say-on-pay vote annually. Accordingly, the Board of Directors is asking shareholders to approve, on an advisory basis, the compensation of Logitech's named executive officers disclosed in the Compensation Report, including the "Compensation Discussion and Analysis," the Summary Compensation table and the related compensation tables, notes, and narrative. The vote under this Proposal 2 is not intended to address any specific items of compensation or any specific named executive officer, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in the Compensation Report.

This say-on-pay vote is advisory and therefore is not binding. It is carried out as a best practice and to comply with applicable U.S. proxy statement rules, and is consequently independent from, and comes in addition to, the binding vote on the Approval of Compensation for the Board of Directors for the 2024 to 2025 Board Year contemplated in Proposal 10 below and the binding vote on the Approval of Compensation for the Group Management Team for fiscal year 2026 contemplated in Proposal 11 below. However, the say-on-pay vote will provide information to us regarding shareholder views about our executive compensation philosophy, policies and practices, which the Compensation Committee of the Board will be able to consider when determining future executive compensation. The Committee will seek to determine the causes of any significant negative voting result.

As discussed in the "Compensation Discussion and Analysis" section of Logitech's Compensation Report for Fiscal Year 2024, Logitech has designed its compensation programs to:

- provide compensation sufficient to attract and retain the level of talent needed to create and manage an innovative, high-growth, global company in highly competitive and rapidly evolving markets;

- support a performance-oriented culture;

- place most of total compensation at risk based on Logitech's performance, while maintaining controls over inappropriate risk-taking by factoring in both annual and long-term performance;

- provide a balance between short-term and long-term objectives and results;

- align executive compensation with shareholders' interests by tying a significant portion of compensation to increasing share value; and

- reflect an executive's role and past performance through base salary and short-term cash incentives, and his or her potential for future contribution through long-term equity incentive awards.

While compensation is a central part of attracting, retaining and motivating the best executives and employees, we believe it is not the sole or exclusive reason why exceptional executives or employees choose to join and stay at Logitech, or why they work hard to achieve results for shareholders and other stakeholders. In this regard, both the Compensation Committee and management believe that providing a working environment and opportunities in which executives and employees can develop, express their individual potential, and make a difference are also a key part of Logitech's success in attracting, motivating and retaining executives and employees.

The Compensation Committee of the Board has developed a compensation program that is described more fully in the Compensation Report for Fiscal Year 2024 included in this Invitation and Proxy Statement. Logitech's compensation philosophy, compensation program risks and design, and compensation paid during fiscal year 2024 are also set out in the Compensation Report.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the following advisory resolution:

"Resolved, that the compensation paid to Logitech's named executive officers as disclosed in the Compensation Report for Fiscal Year 2024, including the "Compensation Discussion and Analysis," the "Summary Compensation Table for Fiscal Year 2024" and the related compensation tables, notes, and narrative discussion, is hereby approved."

Proposal 3
Advisory Vote on the Swiss Statutory Compensation Report for Fiscal Year 2024

Proposal

The Board of Directors proposes that shareholders approve, on an advisory basis, the Swiss Statutory Compensation Report for fiscal year 2024.

Explanation

Under Swiss corporate law, we are required to prepare a separate Swiss Statutory Compensation Report and to submit it annually to our shareholders for an advisory vote. The current Swiss Statutory Compensation Report sets forth, for the fiscal years ended March 31, 2024 and March 31, 2023, the aggregate compensation of the members of the Board of Directors and the members of the Group Management Team.

With regard to the compensation of our Group Management Team, we note that at our annual general meeting held on September 14, 2022, shareholders approved the fiscal year 2024 maximum aggregate compensation amount for our Group Management Team in the aggregate amount of $24.9 million with 83.38% of shareholders voting in favor of the proposal. Shareholders also approved at that meeting and at our annual general meeting held on September 13, 2023, respectively, the maximum aggregate compensation amounts for the Board of Directors for the 2022 to 2023 Board Year and the 2023 to 2024 Board Year, respectively, of CHF 3.9 million and CHF 3.7 million with 98.08% and 96.80% of shareholders voting in favor of the proposals.

For our 2024 Swiss Statutory Compensation Report together with the statutory report of our auditor thereon as included in this proxy statement, please refer to the heading "Compensation Tables Audited Under Swiss Law" hereafter.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote **"FOR"** approval, on an advisory basis, of the Swiss Statutory Compensation Report for fiscal year 2024.

Proposal 4
Advisory Vote on the Swiss Statutory Non-Financial Matters Report for Fiscal Year 2024

Proposal

The Board of Directors proposes that shareholders approve, on an advisory basis, the Swiss Statutory Non-Financial Matters Report for fiscal year 2024.

Our Swiss Statutory Non-Financial Matter Report is included in Annex 4.

Explanation

Under Swiss corporate law, we are required to prepare, starting with fiscal year 2024, a Swiss Statutory Non-Financial Matters Report and to submit it annually to our shareholders for an advisory vote.

Our Swiss Statutory Non-Financial Matter Report contains information about Logitech's sustainability agenda, targets and progress achieved with respect to environmental, social, employee and anti-corruption matters as required by Article 964b of the Swiss Code of Obligations.

ERM Certification and Verification Services Limited provided a limited assurance in accordance with International Standard on Assurance Engagement (ISAE) 3000 (Revised) on selected key performance indicators, included in our Swiss Statutory Non-Financial Matters Report.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval, on an advisory basis, of the Swiss Statutory Non-Financial Matters Report for fiscal year 2024.

Proposal 5
Appropriation of Available Earnings and Declaration of Dividend

Proposal

The Board of Directors proposes the following appropriation of available earnings (in thousands):

		Year ended March 31, 2024
Payment of a dividend in the amount of	CHF	200,804
Transfer to legal retained earnings in the narrower sense		—
To be carried forward		2,023,089
Total appropriation of available earnings		2,223,893
Treasury shares		(1,242,795)
Total available earnings for appropriation	CHF	981,098

The Board of Directors approved and proposes a gross distribution of CHF 1.16 per registered share or approximately $1.28 per share based on the exchange rate on March 31, 2024. Based on the current shares issued (173,106,620 shares) and the proposed dividend per share, the maximum aggregate gross dividend would be CHF 200,803,679 (approximately $221,809,176 based on the exchange rate on March 31, 2024).

No distribution shall be made on shares held in treasury by the Company and its subsidiaries.

If the proposal of the Board of Directors is approved, the dividend payment of CHF 1.16 per share (or approximately CHF 0.7540 per share after deduction of 35% Swiss withholding tax where required) will be made on or about September 25, 2024 to all shareholders as of the record date (which will be on or about September 24, 2024). We expect that the shares will be traded ex-dividend as of approximately September 23, 2024. For payments made in U.S. Dollars, we expect to use the currency exchange rate as of the date of the meeting, September 4, 2024.

Explanation

Under Swiss law, the use of available earnings must be submitted to shareholders for approval at each annual general meeting. The available earnings at the disposal of Logitech shareholders at the 2024 Annual General Meeting are the earnings of Logitech International S.A., the Logitech parent holding company.

The proposal of the Board of Directors to distribute a gross dividend of CHF 1.16 per share which, if approved by shareholders, would be an increase of approximately CHF 0.10 from CHF 1.06 per share to CHF 1.16 per share. This proposed, increased cash dividend demonstrates Logitech's continued commitment to consistently return cash to shareholders. Since fiscal year 2013, the Board of Directors decided on a recurring annual gross dividend and not an occasional one. As a consequence, the Company expects to propose a dividend to the shareholders of the Company every year (subject to the approval of the Company's statutory auditors in the applicable year).

Other than the distribution of the dividend, the Board of Directors proposes the carry-forward of available earnings based on the Board's belief that it is in the best interests of Logitech and its shareholders to retain Logitech's earnings for future investment in the growth of Logitech's business, for share repurchases, and for the possible acquisition of other companies or lines of business.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the proposed appropriation of available earnings with respect to fiscal year 2024, including the payment of a dividend to shareholders of CHF 1.16 per registered share.

Proposal 6

Release of the Board of Directors and Executive Officers from Liability for Activities during Fiscal Year 2024

Proposal

The Board of Directors proposes that shareholders release the members of the Board of Directors and Executive Officers from liability for activities during fiscal year 2024.

Explanation

As is customary for Swiss corporations and in accordance with Article 698, subsection 2, item 7 of the Swiss Code of Obligations, shareholders are requested to release the members of the Board of Directors and the Executive Officers from liability for their activities during fiscal year 2024 that have been disclosed to shareholders. This release from liability exempts members of the Board of Directors or Executive Officers from liability claims brought by the Company or its shareholders on behalf of the Company against any of them for activities carried out during fiscal year 2024 relating to facts that have been disclosed to shareholders. Shareholders that do not vote in favor of the proposal, or acquire their shares after the vote without knowledge of the approval of this resolution, are not bound by the result for a period ending 12 months after the vote.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions and not counting the votes of any member of the Board of Directors or of any Logitech Executive Officers.

Recommendation

The Board of Directors recommends a vote "**FOR**" the proposal to release the members of the Board of Directors and Executive Officers from liability for activities during fiscal year 2024.

Proposal 7
Re-elections and Elections to the Board of Directors

Explanation

Our Board of Directors is presently composed of 10 members. Each director was elected for a one-year term ending at the closing of the 2024 Annual General Meeting.

At the recommendation of the Nominating and Governance Committee, the Board of Directors has nominated the 12 individuals below to serve as directors for a one-year term, beginning in each case as of the Annual General Meeting on September 4, 2024. Nine of the 12 nominees currently serve as members of the Board of Directors. Their current terms expire upon the closing of the Annual General Meeting on September 4, 2024. Two new independent director nominees were identified by Spencer Stuart, a director search and board advisory consulting firm, as candidates for the Board of Directors. All nominees were recommended by the Nominating and Governance Committee of the Board and were approved by the Board of Directors in June 2024 as nominees for election to the Board. Patrick Aebischer is not standing for re-election.

The Board of Directors also received a shareholder proposal from Mr. Daniel Borel to nominate Mr. Guy Gecht as a member of the Board of Directors. While the Company has no plans to withdraw the proposal, the effect of the co-sponsorship under Swiss law is that the Company may not withdraw or amend the proposal from a vote at the 2024 Annual General Meeting.

The term of office will end at the closing of the 2025 Annual General Meeting. There will be a separate vote on each nominee.

Under Swiss law, Board members may only be elected by shareholders. If the individuals below are re-elected or elected, as applicable, the Board will be composed of 12 members The Board has no reason to believe that any of our nominees will be unwilling or unable to serve if elected as a director.

For further information on the Board of Directors, including the current members of the Board, the Committees of the Board, the means by which the Board exercises supervision of Logitech's executive officers, and other information, please see "Corporate Governance and Board of Directors Matters" below.

7.A.   Re-election of Ms. Wendy Becker

Proposal: The Board of Directors proposes that Ms. Wendy Becker be re-elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Ms. Becker, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

7.B.   Re-election of Dr. Edouard Bugnion

Proposal: The Board of Directors proposes that Dr. Edouard Bugnion be re-elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Dr. Bugnion, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

7.C.   Re-election of Mr. Guy Gecht

7.C.1.   Proposal of the Board of Directors

The Board of Directors proposes that Mr. Guy Gecht be re-elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

7.C.2.   Proposal of Mr. Daniel Borel

Mr. Daniel Borel proposes that Mr. Guy Gecht be re-elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Mr. Gecht, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

Voting Information: Because the proposal of the Board of Directors and the proposal of Mr. Daniel Borel are identical, shareholders will only be able to cast one "FOR," "AGAINST," or "ABSTAIN" vote.

7.D.   Re-election of Mr. Christopher Jones

Proposal: The Board of Directors proposes that Mr. Christopher Jones be re-elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Mr. Jones, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

7.E.   Re-election of Ms. Marjorie Lao

Proposal: The Board of Directors proposes that Ms. Marjorie Lao be re-elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Ms. Lao, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

7.F.   Re-election of Ms. Neela Montgomery

Proposal: The Board of Directors proposes that Ms. Neela Montgomery be re-elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Ms. Montgomery, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

7.G.   Re-election of Mr. Kwok Wang Ng

Proposal: The Board of Directors proposes that Mr. Kwok Wang Ng be re-elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Mr. Ng, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

7.H.   Re-election of Ms. Deborah Thomas

Proposal: The Board of Directors proposes that Ms. Deborah Thomas be re-elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Ms. Thomas, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

7.I.   Re-election of Mr. Sascha Zahnd

Proposal: The Board of Directors proposes that Mr. Sascha Zahnd be re-elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Mr. Zahnd, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

7.J.   Election of Mr. Donald Allan

Proposal: In accordance with the recommendation of the Nominating and Governance Committee, the Board of Directors proposes that Mr. Donald Allan be elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

Donald Allan is the President and Chief Executive Officer of Stanley Black & Decker, Inc., a global provider of construction and industrial tools, outdoor products and engineered fastening solutions, a position he has held since July 2022. Mr. Allan joined Stanley Black & Decker in 1999 and held management roles at Stanley Black & Decker since 2006, including President and Chief Financial Officer from February 2021 to June 2022, and SVP and Chief Financial Officer from April 2010 to February 2021. Prior to joining Stanley Black & Decker, Mr. Allan held financial management positions with Loctite Corporation (now Henkel), a global provider of engineering adhesives and other industrial chemicals. Mr. Allan currently serves as a Member of the Board of Directors of Stanley Black & Decker and as the Lead Director at Andersen Corporation, a manufacturer of windows and doors. He is the Chair of the Board of Directors for the University of Hartford and a member of the Board of Directors of Hartford Healthcare. Mr. Allan holds a BA degree in Accounting and Finance from the University of Hartford. Mr. Allan is 60 years old and a U.S. citizen.

Mr. Allan has extensive finance expertise developed through his Chief Financial Officer and other financial leadership positions at Stanley Black & Decker and Loctite Corporation. He brings significant experience in senior leadership, operations, governance and strategy from his 20+ year tenure at Stanley Black and Decker to the Board.

The Board of Director has determined that he will be an independent director.

7.K.   Election of Ms. Johanna 'Hanneke' Faber

Proposal: In accordance with the recommendation of the Nominating and Governance Committee, the Board of Directors proposes that the Company's Chief Executive Officer, Ms. Johanna 'Hanneke' Faber, be elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

Johanna 'Hanneke' Faber joined Logitech as Chief Executive Officer in December 2023. Prior to joining Logitech, Ms. Faber served as President of the Global Nutrition Division at Unilever PLC, a multinational consumer goods company from July 2022 to November 2023, where she oversaw the Nutrition Business Group and was previously President of the Foods & Refreshment Division of Unilever from May 2019 to June 2022. She joined Unilever as a member of its Executive Committee in January 2018, serving as President Unilever Europe. Prior to Unilever, Ms. Faber was a member of the Executive Committee from 2013 to 2017, serving first as Chief Commercial Officer and then as Chief E-Commerce and Innovation Officer of Ahold Delhaize N.V., a global food retailer. Ms. Faber serves as a Member of the Board of Directors and Audit Committee of Tapestry Inc., a luxury fashion and lifestyle brands holding company since 2021. Prior to her appointment as a Board member at Tapestry, Ms. Faber served as Supervisory Board member of Bayer AG, a pharmaceutical and biotechnology company, from 2016 to 2021. Ms. Faber holds a Bachelor of Arts in Journalism and a Master of Business Administration from the University of Houston (Texas, USA) She is 55 years old and a Dutch national.

In addition to being the Chief Executive Officer of the Company, Ms. Faber brings significant senior leadership experience at a global scale, including "business-to-business" ("B2B"), "business-to-consumer" ("B2C"), sustainability and governance, to the Board from her leadership positions at Unilever and Ahold Delhaize.

7.L.   Election of Mr. Owen Mahoney

Proposal: In accordance with the recommendation of the Nominating and Governance Committee, the Board of Directors proposes that Mr. Owen Mahoney be elected to the Board for a one-year term ending at the closing of the 2025 Annual General Meeting.

Owen Mahoney is the former President, Chief Executive Officer and Representative Director of Nexon Co., Ltd., a video game publisher based in Japan, a position he held from March 2014 to March 2024. Mr. Mahoney joined Nexon in July 2010 as Chief Financial Officer, a position he held until he assumed the role of Chief Executive Officer in March 2014. Prior to joining Nexon, Mr. Mahoney served as Senior Vice President of Corporate Development at Electronic Arts Inc., a video game company from November 2000 to March 2009. He serves as a Member of the Board of Directors of Nexon, Inc. and Hasbro, Inc., a global play and entertainment company. He holds a Master's degree in Asian Studies from the University of California, Berkeley. Mr. Mahoney is 57 years old and a U.S. citizen.

Mr. Mahoney brings significant expertise in senior leadership, digital gaming and technology, finance, global operations, strategy, M&A, and strategic alliances to the Board from his leadership positions at video game and software companies in North America and Asia Pacific.

The Board of Director has determined that he will be an independent director.

Voting Requirement to Approve Proposals

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" the re-election and election to the Board of each of the above nominees.

Proposal 8
Election of the Chairperson of the Board

Proposal 8.A.

Election of Ms. Wendy Becker as Chairperson of the Board

Explanation

Swiss corporate law requires that the Chairperson of the Board of Directors be elected on the occasion of each Annual General Meeting for a one-year term ending at the closing of the following Annual General Meeting.

In line with current corporate governance best practices, the Board of Directors has unanimously selected Ms. Wendy Becker as its nominee to continue to lead the Board of Directors as an independent Chairperson until the Annual General Meeting in 2025. As announced on July 1, 2024, Ms. Becker has decided not to stand for re-election as a director at the 2025 Annual General Meeting.

Ms. Becker has been the Chairperson since 2019 and a non-executive member of the Board of Directors since September 2017. As noted in her biographical information and qualifications under the heading "Corporate Governance and Board of Directors Matters - Members of the Board of Directors" hereafter, Ms. Becker has extensive senior leadership experience as well as broad and diverse experience with boards of directors and trustee positions. Ms. Becker's tenure as Chairperson spans the Company's biggest years of growth. An investment in the Company that corresponds with the start of Ms. Becker's service as Chairperson five years ago would have nearly doubled by Summer 2024.

To identify potential candidates for the position of the Chairperson, a robust governance process is led by a special committee of the Board of Directors. In selecting Ms. Becker to continue to lead the Board as its independent Chairperson, the Board of Directors also considered a shareholder proposal to nominate Mr. Guy Gecht as Chairperson. Mr. Gecht is one of our current directors standing for re-election and our former interim Chief Executive Officer. Mr. Gecht declined the nomination to stand for election as Chairperson at the 2024 Annual General Meeting, and the Board of Directors unanimously concluded that the continuity of Ms. Becker's leadership until the Annual General Meeting in 2025 would best serve the interests of the Company and its shareholders.

Proposal

The Board of Directors unanimously proposes that Ms. Wendy Becker be re-elected as Chairperson of the Board of Directors for a one-year term ending at the closing of the 2025 Annual General Meeting.

The Board of Directors urges the Company's stockholders to vote FOR proposal 8.A.

Proposal 8.B.

Shareholder Proposal of Mr. Daniel Borel to Elect Mr. Guy Gecht as Chairperson of the Board

The Company has been advised that Daniel Borel, a shareholder of the Company and owner of record of 0.65% of shares of the Company, submitted the following proposal to be included on the agenda of the 2024 Annual General Meeting.

The text of this proposal and the supporting statement appear exactly as received by the Company. All statements contained in the proposal and the supporting statement are the sole responsibility of the shareholder, and the Company and the Board of Directors accept no responsibility for the accuracy or content of these statements. The proposal and supporting statement may contain assertions about the Company, the Board of Directors or other matters that the Company believes are incorrect.

Shareholder Proposal

"Mr. Daniel Borel proposes that Mr. Guy Gecht be elected as Chairperson of the Company's Board of Directors for a one-year term ending at the closing of the 2025 Annual General Meeting."

Supporting Statement by Mr. Borel

"Logitech is at a pivotal point in its history, facing up to the transformative effects of the latest technological and disruptive cycle, highlighted by the progress of AI-based solutions that are fundamentally changing the way humans interact with the digital world. At this critical juncture, Logitech cannot afford the absence of appropriate leadership. There is an urgent need to rekindle the company's creative spirit and place innovation at the heart of its priorities. With a President who is a professional administrator and a CEO whose expertise is mainly in sales and marketing, both lacking the relevant technological background and experience in the high-tech industry, Logitech lacks the leadership it needs to succeed in the future. The current President's lack of vision and strategy for Logitech, and her lack of experience running a company of this size and complexity, have led to repeated mistakes in the wake of the pandemic. These included a profit warning, nine consecutive quarters of year-on-year sales declines, and a lack of proper succession planning, which led to an excessive number of interim positions. In this critical context, it is of paramount importance for Logitech to appoint an executive with solid experience of the high-tech industry. I believe that Mr. Guy Gecht, who joined Logitech's Board of Directors five years ago and lives in Silicon Valley, is the most appropriate candidate at this time."

Response of the Board of Directors

<p style="text-align:center; color:red;">The Board of Directors urges the Company's stockholders
to vote AGAINST this proposal.</p>

The Board of Directors does not support this proposal and urges the Company's stockholders to vote **AGAINST** it for the following reasons:

- Mr. Gecht **will not accept the election as Chairperson of the Board of Directors at the 2024 Annual General Meeting, and thus votes on this proposal will be without legal consequence**.

- A vote AGAINST this proposal will have no impact on Mr. Gecht's continued service on the Board of Directors. See Proposal 7 for information on Mr. Gecht's candidacy for re-election as a director.

- The Board of Directors has unanimously selected Ms. Wendy Becker as its nominee for Chairperson of the Board of Directors. Ms. Becker has served as Chairperson of the Board of Directors since 2019 and a non-executive member of the Board of Directors since September 2017. As noted in her biographical information and qualifications under the heading "Corporate Governance and Board of Directors Matters - Members of the Board of Directors," Ms. Becker has extensive senior leadership experience as well as broad and diverse experience with boards of directors and trustee positions. Please see Proposal 8.A. for information on the re-election of Ms. Becker as Chairperson. The Board of Directors believes that the continuity of Wendy Becker's leadership is in the best interests of the Company and its shareholders.

- As announced on July 1, 2024, Ms. Becker has decided not to stand for re-election as a director at the 2025 Annual General Meeting and a special committee of Board of Directors will oversee a robust governance process to identify potential candidates for the position of the Chairperson.

Despite the assertions made in this proposal, the Company remains focused on creating value through the execution of its strategic initiatives. It is executing with the strong creative drive and innovation excellence for which it is known, as evidenced by recent quarterly financial results, stock performance, new product introductions, and market share leadership growth. The Company is well positioned to capitalize on the transformative technology shaping the future of our industry. Specifically, Fiscal Year 2024 Q4 net sales grew 5% compared to the previous year and non-GAAP operating profits nearly doubled. In Fiscal Year 2024, the Company grew its non-GAAP operating profits by 19% year over year, and generated more than $1.1 billion in cash from operations. The Company also returned a total of $686 million to shareholders through its annual dividend payment and share repurchases. Ms. Becker's tenure as Chairperson spans the Company's biggest years of growth. An investment in the Company that corresponds with the start of Ms. Becker's service as Chairperson five years ago would have nearly doubled by Summer 2024.

Voting Information for Proposal 8

At the Annual General Meeting, there are two proposals related to the election of the Chairperson of the Board of Directors: The proposal of the Board of Directors under agenda item 8.A. to elect Ms. Wendy Becker as the Chairperson of the Board of Directors, and the proposal of Mr. Borel under agenda item 8.B. to elect Mr. Guy Gecht as the Chairperson of the Board of Directors. Shareholders are permitted to vote on each proposal. The affirmative "FOR" vote of a simple majority of the votes cast at the Annual General Meeting, not counting abstentions, is required for a person to be elected Chairperson. Ms. Becker has indicated that she will accept election as Chairperson, while Mr. Gecht has indicated that he will not accept election as Chairperson. Accordingly, Mr. Gecht will not become Chairperson regardless of the number of votes cast in Proposal 8.B. As a result, the election of Chairperson will be determined solely on the basis of the votes cast in Proposal 8.A.

The Board of Directors urges the Company's stockholders to vote AGAINST Proposal 8.B.

Proposal 9
Re-elections and Elections to the Compensation Committee

Explanation

Our Compensation Committee is presently composed of three members, all of whom are standing for re-election to the Board of Directors and for re-election to the Compensation Committee. Pursuant to Swiss corporate law, the members of the Compensation Committee are to be elected annually and individually by the shareholders. Only members of the Board of Directors can be elected as members of the Compensation Committee.

At the recommendation of the Nominating and Governance Committee, the Board of Directors has nominated the four individuals below to serve as members of the Compensation Committee for a term of one year. Three of the nominees currently serve as members of the Compensation Committee. As required by our Compensation Committee charter, all of the nominees are independent in accordance with the requirements of the listing standards of the Nasdaq Stock Market, the outside director definition of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, the definition of a "non-employee director" for purposes of Rule 16b-3 promulgated by the U.S. Securities and Exchange Commission, and Rule 10C-1(b)(1) of the U.S. Securities Exchange Act of 1934, as amended.

The term of office ends at the closing of the next Annual General Meeting. There will be a separate vote on each nominee.

9.A. Re-election of Ms. Neela Montgomery

Proposal: The Board of Directors proposes that Ms. Neela Montgomery be re-elected to the Compensation Committee for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Ms. Montgomery, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

9.B. Re-election of Mr. Kwok Wang Ng

Proposal: The Board of Directors proposes that Mr. Kwok Wang Ng be re-elected to the Compensation Committee for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Mr. Ng, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

9.C. Re-election of Ms. Deborah Thomas

Proposal: The Board of Directors proposes that Ms. Deborah Thomas be re-elected to the Compensation Committee for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Ms. Thomas, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

9.D. Election of Mr. Donald Allan

Proposal: The Board of Directors proposes that Mr. Donald Allan be elected to the Compensation Committee for a one-year term ending at the closing of the 2025 Annual General Meeting.

For biographical information and qualifications of Mr. Allan, please refer to Proposal 7.

The Board of Directors has appointed Mr. Ng as Chair of the Compensation Committee, subject to his re-election to the Compensation Committee.

Voting Requirement to Approve Proposals

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

Our Board of Directors recommends a vote "**FOR**" the election to the Compensation Committee of each of the above nominees.

Proposal 10
Approval of Compensation for the Board of Directors for the 2024 to 2025 Board Year

Proposal

The Board of Directors proposes that the shareholders approve a maximum aggregate amount of the compensation of the Board of Directors of CHF 3,900,000 for the term of office from the 2024 Annual General Meeting until the 2025 Annual General Meeting (the "2024 – 2025 Board Year").

Explanation

Pursuant to Swiss corporate law, the compensation of the Board of Directors must each year be subject to a binding shareholder vote, in the manner contemplated by Logitech's Articles of Incorporation. Article 19 quater, paragraph 1 letter (a) of Logitech's Articles of Incorporation provides that shareholders shall approve the maximum aggregate amount of the compensation of the Board of Directors for the period up to the next Annual General Meeting.

Under the Company's Articles of Incorporation, the compensation of the members of the Board of Directors who do not have management responsibilities consists of cash payments and shares or share equivalents. The value of cash compensation and shares or share equivalents corresponds to a fixed amount, which reflects the functions and responsibilities assumed. The value of shares or share equivalents is calculated at market value at the time of grant.

The proposed maximum amount of CHF 3,900,000 has been determined based on 11 non-executive members of the Board of Directors and on the following non-binding assumptions:

With respect to the 11 non-executive members of the Board of Directors, the compensation consists of the following elements:

•   Cash payments of a maximum of CHF 1,300,000. Cash payments for non-executive members of the Board of Directors include annual retainers for Board and committee service and an annual retainer for a non-executive Chairperson.

•   Share or share equivalent awards of a maximum of CHF 2,200,000. The value of share or share equivalent awards corresponds to a fixed amount and the number of shares granted will be calculated at market value at the time of their grant.

•   Other payments, including accrual of the Company's estimated contributions to social security, of a maximum of CHF 400,000.

Shareholders are approving the maximum aggregate amount of compensation set forth in the proposal and not the individual components thereof. The assumptions set forth in this explanation are based on the Company's current expectations about future compensation plans and decisions. The Company may redesign its compensation plans or make alternative compensation decisions within the maximum aggregate amount of compensation approved by shareholders. The actual compensation awarded to the members of the Board of Directors for the 2024 - 2025 Board Year will be disclosed in the Compensation Report in the Invitation and Proxy Statement for the 2026 Annual General Meeting.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" the approval of the maximum aggregate amount of the compensation of the members of the Board of Directors of CHF 3,900,000 for the term of office from the 2024 Annual General Meeting until the 2025 Annual General Meeting.

Proposal 11
Approval of Compensation for the Group Management Team for Fiscal Year 2026

Proposal

The Board of Directors proposes that the shareholders approve a maximum aggregate amount of the compensation of the Group Management Team of USD 26,700,000 for fiscal year 2026.

Explanation

Pursuant to Swiss corporate law, the compensation of the Company's Group Management Team must each year be subject to a binding shareholder vote, in the manner contemplated by Logitech's Articles of Incorporation. Article 19 quater, paragraph 1 letter (b) of Logitech's Articles of Incorporation provides that shareholders shall approve the maximum aggregate amount of the compensation of the Group Management Team for the next fiscal year. As the 2024 Annual General Meeting takes place in the middle of Logitech's fiscal year 2025, the applicable next fiscal year is fiscal year 2026. This required, binding vote on the compensation of the Group Management Team is independent from, and comes in addition to, the non-binding, advisory say-on-pay vote contemplated in Proposal 2.

Logitech's Group Management Team currently consists of Ms. Johanna 'Hanneke' Faber, Chief Executive Officer, Mr. Prakash Arunkundrum, Chief Operating Officer, and Ms. Samantha Harnett, Chief Legal Officer. Upon appointment of a new Chief Financial Officer by the Board of Directors, the Chief Financial Officer will also become a member of Logitech's Group Management Team.

Logitech's compensation philosophy, compensation program risks and design, and compensation paid during fiscal year 2024 are set forth in the Compensation Report.

The proposed maximum amount of USD 26,700,000 has been determined based on the following non-binding assumptions for Logitech's Group Management Team as an aggregate group:

*   The Group Management Team will include four members, including the Chief Financial Officer, when such position is filled.

*   Gross base salaries of a maximum of USD 2,950,000.

*   Performance-based cash compensation of a maximum of USD 6,200,000. Performance-based cash compensation in the form of incentive cash payments may be earned under the Logitech Management Performance Bonus Plan (the "Bonus Plan") or other cash bonuses approved by the Compensation Committee. Payout under the Bonus Plan is variable, and is based on the achievement of the Company's, individual executives' or other performance goals, and for fiscal year 2026 is expected to continue to range from 0% to 200% of the executive's target incentive. The maximum amount of the performance-based bonus for fiscal year 2026 assumes a maximum achievement of all performance goals.

*   Equity incentive awards of a maximum of USD 16,650,000. Long-term equity incentive awards are generally granted in the form of performance-based restricted stock units ("PSUs"). Beginning in fiscal year 2021, we shifted our CEO's equity compensation to 100% PSUs and in fiscal year 2023 the remaining executive officers received 100% of their equity compensation in the form of PSUs. In order to align with the methodology used in the Compensation Report, where the value of PSUs is disclosed based on estimated fair value at the time of grant, the fair value at grant has been considered to calculate the maximum amount of the long-term equity awards. The target number of PSU awards granted to our Group Management Team in fiscal year 2026 will be determined at the beginning of the three-year performance period and the number of shares that will vest at the end of the three-year performance period is expected to continue to range from 0% to 200% of the executive's target number of shares depending on our corporate performance.

- Other compensation of a maximum of USD 900,000. Other compensation may include tax preparation services and related expenses, 401(k) savings plan matching contributions, premiums for group term life insurance and long-term disability insurance, employer's contribution to medical premiums, relocation or extended business travel-related expenses, defined benefit pension plan employment contributions, accrual of estimated employer's contribution to social security and Medicare, and other awards. The Company generally does not provide all of these components of other compensation to all executives each year, but the proposed maximum amount of compensation has been formulated to provide flexibility to cover these compensation components as applicable.

Shareholders are approving the maximum aggregate amount of compensation set forth in the proposal and not the individual components thereof. The assumptions set forth in this explanation are based on the Company's current expectations about future compensation plans and decisions. The Company may redesign its compensation plans or make alternative compensation decisions within the maximum aggregate amount of compensation approved by shareholders. The actual compensation awarded to the members of the Group Management Team for fiscal year 2026 will be disclosed in the Compensation Report in the Invitation and Proxy Statement for the 2026 Annual General Meeting.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" the approval of the maximum aggregate amount of the compensation of the Group Management Team of USD 26,700,000 for fiscal year 2026.

Proposal 12

Re-election of KPMG AG as Logitech's Auditors and Ratification of the Appointment of KPMG LLP as Logitech's Independent Registered Public Accounting Firm for Fiscal Year 2025

Proposal

The Board of Directors proposes that KPMG AG be re-elected as auditors of Logitech International S.A. for a one-year term and that the appointment of KPMG LLP as Logitech's independent registered public accounting firm for fiscal year 2025 be ratified.

Explanation

KPMG AG, upon recommendation of the Audit Committee of the Board, is proposed for re-election for a further year as auditors for Logitech International S.A. KPMG AG assumed its first audit mandate for Logitech during fiscal year 2015.

The Audit Committee has also appointed KPMG LLP, the U.S. affiliate of KPMG AG, as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2025 for purposes of U.S. securities law reporting. Logitech's Articles of Incorporation do not require that shareholders ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm. However, Logitech is submitting the appointment of KPMG LLP to shareholders for ratification as a matter of good corporate governance. If shareholders do not ratify the appointment, the Audit Committee will reconsider whether to retain KPMG LLP. Even if the appointment is ratified, the Audit Committee may, in its discretion, change the appointment during the year if the Committee determines that such a change would be in the best interests of Logitech and its shareholders.

Information on the fees paid by Logitech to KPMG AG and KPMG LLP, the Company's auditors and independent registered public accounting firm for fiscal year 2024, respectively, as well as further information regarding KPMG AG and KPMG LLP, is set out below under the heading "Independent Auditors" and "Report of the Audit Committee."

One or more representatives of KPMG AG will be present at the Annual General Meeting. They will have an opportunity to make a statement at the meeting if they wish, and are expected to be available to respond to questions from shareholders.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

Our Board of Directors recommends a vote **"FOR"** the re-election of KPMG AG as auditors of Logitech International S.A. and the ratification of the appointment of KPMG LLP as Logitech's independent registered public accounting firm, each for the fiscal year ending March 31, 2025.

Proposal 13
Re-election of Etude Regina Wenger & Sarah Keiser-Wüger as Independent Representative

Swiss law requires that the independent representative of the shareholders (the "Independent Representative") be elected on the occasion of each Annual General Meeting for a one-year term ending at the closing of the following Annual General Meeting.

Proposal

The Board of Directors proposes that Etude Regina Wenger & Sarah Keiser-Wüger be re-elected as Independent Representative for a one-year term ending at the closing of the 2025 Annual General Meeting.

Explanation

In accordance with Swiss law, each shareholder may be represented at the general meeting by an independent representative. The Board of Directors has nominated Etude Regina Wenger & Sarah Keiser-Wüger as the Independent Representative to serve in the role at the Company's 2025 Annual General Meeting and at any extraordinary general meeting of shareholders of the Company, if any, held prior to the 2025 Annual General Meeting. Ms. Regina Wenger, a principal of Etude Regina Wenger & Sarah Keiser-Wüger, is a respected notary public based in Lausanne, Switzerland and is the former chairwoman of the Swiss Federation of Notaries. Etude Regina Wenger & Sarah Keiser-Wüger confirmed to the Company that it possesses the required independence to fulfill its responsibilities.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

Our Board of Directors recommends a vote "**FOR**" the re-election of Etude Regina Wenger & Sarah Keiser-Wüger as Independent Representative.

Corporate Governance and Board of Directors Matters

The Board of Directors is elected by the shareholders and holds the ultimate decision-making authority within Logitech, except for those matters reserved by law or by Logitech's Articles of Incorporation to its shareholders or those that are delegated to the Group Management Team under the Organizational Regulations (also known as By-Laws). The Board makes resolutions through a majority vote of the members present at the meetings. In the event of a tie, the vote of the Chairperson decides.

Logitech's Articles of Incorporation set the minimum number of directors at three. We had 10 members of the Board of Directors as of June 30, 2024. If all of the nominees to the Board presented in Proposal 7 are re-elected, the Board will have 12 members.

Board of Directors Independence

The Board of Directors has determined that each of our directors and director nominees, other than Johanna 'Hanneke' Faber, qualifies as independent in accordance with the published listing requirements of the Nasdaq Stock Market. The Company's independent directors include Patrick Aebischer, Wendy Becker, Edouard Bugnion, Guy Gecht, Christopher Jones, Marjorie Lao, Neela Montgomery, Kwok Wang Ng, Deborah Thomas, and Sascha Zahnd, all of whom are also director nominees with the exception of Patrick Aebischer. Our new independent director nominees include Donald Allan and Owen Mahoney. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by Nasdaq rules, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to Logitech and Logitech's management.

On June 13, 2023, the Board of Directors appointed Guy Gecht as Interim Chief Executive Officer upon Bracken Darrell's resignation as President and Chief Executive Officer of Logitech. Mr. Gecht served as Logitech's Interim Chief Executive Officer until the appointment of Johanna 'Hanneke' Faber, effective December 1, 2023. In accordance with applicable Nasdaq Stock Market rules and SEC rules, since Mr. Gecht's service as Interim Chief Executive Officer did not exceed one year, Mr. Gecht is not disqualified from being considered independent following his employment as Interim Chief Executive Officer.

As a Swiss company, Logitech is also bound to consider the recommendations of the Swiss Code of Best Practice for Corporate Governance (the "Swiss Code of Best Practice"). The Swiss Code of Best Practice is a set of guidelines designed to promote good corporate governance practices among Swiss companies. While the Code is not legally binding, it serves as a reference point for best practices in corporate governance in Switzerland. The definition of independence included in the Swiss Code of Best Practice requires, among other things, that a director not have served as a member of the company's executive management during the preceding three years. The principles contained in the Swiss Code of Best Practice are general guidelines and recommendations subject to a "comply or explain" standard. The Board of Directors has determined that, consistent with Nasdaq rules, which provide for further specificity for an interim executive role, Mr. Gecht should continue to be considered independent immediately following the termination of his role as Interim Chief Executive Officer.

Members of the Board of Directors

The members of the Board of Directors, including their principal occupation, business experience, and qualifications, are set out below and in our "Board Skills and Experience Profile."

Patrick Aebischer   69 Years Old   Director since 2016

President Emeritus, Swiss Federal Institute of Technology (EPFL)
Swiss national

Patrick Aebischer is the former President of the École Polytechnique Fédérale de Lausanne (EPFL), a position to which he was nominated by the Swiss Federal Council and that he held from March 2000 through December 2016. Dr. Aebischer was also a Professor in Neurosciences at the EPFL and Director of the Neurodegenerative Disease Laboratory at the Brain Mind Institute, EPFL from 2000 to May 2017. Prior to these positions, he was a Professor and Director of the Surgical Research Division and Gene Therapy Center at the University Hospital of Lausanne, Chairman of the Section of Artificial Organs, Biomaterials and Cellular Technology of the Division of Biology and Medicine at Brown University, and held other positions in medical sciences at Brown University. Dr. Aebischer is also the founder of four biotech companies. He currently serves on the Board of Nestlé S.A., a leading nutrition, health and wellness company, and as Vice-Chairman of PolyPeptide Group AG, a global leader in peptide manufacturing and development. He serves as a Senior Partner of ND Capital, a venture fund investing in disruptive technologies, and on the Boards of the Claude Nobs Foundation, Fondation Defitech, Fondation Swiss Polar (Chairman), Geneva Science & Diplomacy Anticipator Foundation (Vice-Chairman), Fondation du Domaine de Villette, and Verbier Festival Foundation. Dr. Aebischer holds a M.D. from the University of Geneva and University of Fribourg, Switzerland, and four Honorary Doctorate degrees.

Dr. Aebischer brings senior leadership, governance, innovation and technology expertise, a global world view and strategic experience to the Board from his role as the President of the EPFL, his experience founding technology companies, and as a member of the senior leadership of leading Swiss companies.

Dr. Aebischer currently serves on the Nominating and Governance Committee. The Board of Directors has determined that he is an independent director. Mr. Aebischer is not standing for re-election at the 2024 Annual General Meeting.

Wendy Becker   58 Years Old   Director since 2017

Chairperson,
Logitech
International S.A.
and Former Chief
Executive Officer,
Jack Wills Limited

British, U.S. and
Italian national

Wendy Becker has served as Chairperson of the Logitech Board of Directors since September 2019. Ms. Becker is the former Chief Executive Officer of Jack Wills Limited, a British-based manufacturer and retailer of brand name clothing, a position she held from October 2013 to September 2015. She was the Chief Operating Officer of Jack Wills from August 2012 to October 2013. Ms. Becker served as Group Chief Marketing Officer of Vodafone Group Plc, a global telecommunications company, from September 2009 to January 2011. Prior to Vodafone, she served as the Managing Director of TalkTalk Residential, a subsidiary of the Carphone Warehouse Group plc, a provider of fixed line broadband, voice telephony, mobile and television services, a partner responsible for the United Kingdom consumer practice at McKinsey & Company, an international management consulting firm, and in various marketing and brand roles at The Procter & Gamble Company. Ms. Becker currently serves as the Vice Chairperson of the board of directors of Sony Group Corporation, a global conglomerate across a number of media, technology and other industries, and of GSK plc, a multinational pharmaceutical and biotechnology company. She serves as a member of the governing body of the University of Oxford and related subsidiaries, and is a trustee of the Sainsbury Wellcome Centre. Ms. Becker holds a BA degree in Economics from Dartmouth College and an MBA from Stanford University's Graduate School of Business.

Ms. Becker brings senior leadership, governance, strategic, consumer brand marketing, telecom and design experience to the Board from her positions at Jack Wills, Vodafone, McKinsey and TalkTalk as well as her board and trustee positions.

Ms. Becker currently is Chairperson of the Board and Chairperson of the Nominating and Governance Committee. The Board of Directors has determined that she is an independent director.

Edouard Bugnion   54 Years Old   Director since 2015

Professor, School
of Computer and
Communication
Sciences, EPFL

Swiss national

Edouard Bugnion is a Professor in the School of Computer and Communication Sciences at the École Polytechnique Fédérale de Lausanne (EPFL) and also served as the Vice President for Information Systems at the EPFL from January 2017 to December 2020. Prior to joining the EPFL in August 2012, Dr. Bugnion was a Founder and Chief Technology Officer of Nuova Systems, Inc., a developer of enterprise data center solutions, from October 2005 to May 2008. Nuova Systems was funded by and acquired by Cisco Systems, Inc., a worldwide leader in Internet Protocol-based networking products and services. He joined Cisco as a Vice President and Chief Technology Officer of Cisco's Server Access and Virtualization Business Unit from May 2008 to June 2011. Prior to Nuova, Dr. Bugnion was a Founder of VMware, a leading provider of cloud and virtualization software and services, where he held many positions, including Chief Technology Officer, from 1998 to 2005. Dr. Bugnion currently serves on the Boards of InnoSuisse, a Swiss agency for innovation promotion (a position to which he was appointed by the Swiss Federal Council) and of the Fondation de l'Hermitage (a museum) and is a member of the Assembly of the International Committee of the Red Cross. Dr. Bugnion holds an Engineering *Diplom* from ETH Zürich, a Master's degree from Stanford University and a Ph.D. from Stanford University, all in Computer Science.

Dr. Bugnion's significant expertise in technology, software and cloud computing and cybersecurity, and his experience founding technology companies and as a member of the senior leadership of leading technology companies, provides the Board with technology and product strategy expertise as well as senior leadership.

Dr. Bugnion currently serves on the Technology and Innovation Committee. The Board of Directors has determined that he is an independent director.

Guy Gecht   59 Years Old   Director since 2019

Former Co-Chief Executive Officer, E.Merge Technology Acquisition Corp.
Israeli and U.S. national

Guy Gecht joined Logitech as a member of the Board of Directors in 2019 and was Interim Chief Executive Officer from June 2023 to December 2023, following the departure of Bracken Darrell. He co-founded and was the Co-CEO of E.Merge Technology Acquisition Corp., a holding company looking to engage in a business combination with a software or internet company, from its founding in June 2020 until its dissolution in September 2022. Prior to co-founding E.Merge in June 2020, Mr. Gecht was the Chief Executive Officer of Electronics for Imaging, Inc., a then publicly-traded company specializing in digital printing technology, a position he held from January 2000 to October 2018. He served at Electronics for Imaging as President from May 2012 to October 2018 and from July 1999 to January 2000, as Vice President and General Manager of Fiery products from January 1999 to July 1999, and as Director of Software Engineering from October 1995 to January 1999. Prior to joining Electronics for Imaging, Mr. Gecht was Director of Engineering at Interro Systems, Inc., a diagnostic technology company, from 1993 to 1995, Software Manager of ASP Computer Products, Inc., a networking company, from 1991 to 1993, and Chief Technology Officer for Apple Israel from 1990 to 1991. He serves on the Board of Check Point Software Technology Ltd., a multinational provider of software and combined hardware and software products for IT security. Mr. Gecht holds a BS in Computer Science and Mathematics from Ben Gurion University in Israel.

Mr. Gecht brings senior leadership, governance as well as technology and cybersecurity expertise and strategy, M&A and international experience to the Board, having led the transformation and growth of Electronics for Imaging into a global leader in digital imaging. Mr. Gecht is the Chairperson of the Technology and Innovation Committee. The Board of Directors has determined that he is an independent director.

Christopher Jones   55 Years Old   Director since 2022

Interim Chief Executive Officer and Chief Product Officer, Amperity, Inc.
U.S. national

Christopher Jones is the Interim Chief Executive Officer and Chief Product Officer at Amperity, Inc., a company providing an intelligent customer data platform that empowers global consumer brands. He has served in that position since June 2018. Prior to joining Amperity, Mr. Jones spent twenty-seven years at Microsoft Corporation, a multinational technology corporation that produces computer software, consumer electronics, personal computers and related services, from 1991 to 2018, most recently as the Director, Healthcare NExT from October 2015 to May 2018. At Microsoft, he was also Corporate Vice President, OneDrive & SharePoint from 2014 to 2015, Corporate Vice President, Oulook.com, OneDrive and Windows Services from 2006 to 2014, Corporate Vice President, Windows from 2000 to 2006, Group Manager & Group Program Manager, Internet Explorer from 1995 to 2000, Technical Assistant from 1994 to 1995, and Group Program Manager, Microsoft Publisher from 1991 to 1994. Mr. Jones served on the Board of RealNetworks, Inc., a provider of artificial intelligence and computer vision-based products and a pioneer in Internet streaming media delivery software and services from 2016 to 2022. Mr. Jones holds a BS degree in Mathematical and Computational Sciences from Stanford University.

Mr. Jones brings significant expertise in technology, product development leadership and strategy, consumer and enterprise software and services, artificial intelligence and cybersecurity, as well as senior leadership and brand identification experience, to the Board from leading technology companies such as Amperity and Microsoft.

Mr. Jones currently serves on the Nominating and Governance Committee and on the Technology and Innovation Committee. The Board of Directors has determined that he is an independent director.

Marjorie Lao   50 Years Old   Director since 2018

Former Chief Financial Officer, LEGO Group

Philippine national

Marjorie Lao is the former Chief Financial Officer of the LEGO Group, a privately held, family-owned company whose main activity is the development, production, marketing and sales of play materials, a position she held from February 2017 to March 2020. She previously served at the LEGO Group as the Senior Vice President, Finance from January 2014 to January 2017. Prior to joining the LEGO Group, Ms. Lao was the Vice President, Projects of Seadrill, a deepwater drilling contractor, from February 2013 to December 2013. She served as the Chief Financial Officer and Senior Vice President, Finance of Tandberg ASA, a key player in the videoconferencing industry, from November 2006 to April 2010 and the Vice President, Business Development and M&A from January 2006 to October 2006. Tandberg was acquired by Cisco Systems, Inc., a worldwide leader in Internet Protocol-based networking products and services, and Ms. Lao joined Cisco as the Senior Director, Finance and Senior Director, Strategy and Business Analytics from April 2010 to February 2012. She also served as an Associate and Engagement Manager of McKinsey & Company, an international management consulting firm, from 2002 to 2005 and a Finance Manager and Internal Controls Manager of The Procter & Gamble Company, a consumer brand company, from 1996 to 2000. Ms. Lao serves as Vice-Chairperson of the Board and chairs the Audit Committee of MYT Netherlands Parent B.V., a fashion e-commerce company, as well as on the board of PT GoTo Gojek Tokopedia Tbk, a digital ecosystem company in Indonesia. Ms. Lao also serves on the board of directors of Monde Nissin UK, a food and beverage company and of Sitecore Holding II A/S, a customer experience management company. From May 2020 to May 2023, Ms. Lao served on the board of directors of Modern Times Group MTG AB, a gaming and esports company. Ms. Lao holds a BSc degree in Business Administration and Accountancy from the University of the Philippines and an MBA from Harvard Business School. She was certified as a public accountant in the Philippines in 1996.

Ms. Lao has extensive finance expertise developed through her Chief Financial Officer and other leadership positions at companies in Europe, the United States and Asia. She brings to the Board an understanding of the videoconferencing and gaming industries and enterprise go-to-market strategies and senior leadership, governance, strategy, M&A and corporate responsibility experience from leading technology and brand and consumer marketing companies.

Ms. Lao currently serves on the Audit Committee and the Technology and Innovation Committee. The Board of Directors has determined that she is an independent director.

Neela Montgomery   49 Years Old   Director since 2017

Chief Executive Officer, Orveon Global

British national

Neela Montgomery is Chief Executive Officer of Orveon Global US LLC, a premium beauty company. Prior to assuming that role in January 2024, Ms. Montgomery served as a Board Partner at Greycroft from January 2022 to January 2024. Prior to her role at Greycroft, Ms. Montgomery was the President of CVS Pharmacy, the retail and pharmacy division of CVS Health, a global healthcare services company, where she was also an Executive Vice President, from November 2020 to January 2022, Ms. Montgomery was the Chief Executive Officer of Crate & Barrel Holdings, Inc., a global home furnishings retailer and leader in home e-commerce retailing and digital marketing, from August 2017 to August 2020. Ms. Montgomery was a Member of the Executive Board for Multichannel Retail at the Otto Group, GmbH, a globally operating retail and services group, from November 2014 to July 2017, overseeing all Group companies that operate in e-commerce and store-based retail as well as serving as Executive Chairwoman of Group operating companies including Crate & Barrel. Prior to joining the Otto Group, Ms. Montgomery was the UK General Merchandise Director on the UK Board of Tesco Plc, one of the world's largest retailers, from June 2012 to June 2014, supervising diverse areas such as Home, Electronics & Entertainment from a multichannel perspective. She served at Tesco since 2002, including as UK E-Commerce Director from March 2011 to December 2012 and as Chief Merchant for Tesco Malaysia from July 2007 to May 2011. Ms. Montgomery serves on the Board and Audit Committee of SquareSpace, Inc., which provides software as a service for website building and hosting. Ms. Montgomery studied English literature at Oxford University and holds an MBA from INSEAD having studied in France and Singapore.

Ms. Montgomery brings senior leadership, multichannel retail, e-commerce, brand oversight, home electronics and global experience to the Board from her positions in North America, EMEA and Asia Pacific at CVS Health, Crate & Barrel, the Otto Group and Tesco.

Ms. Montgomery currently serves on the Compensation Committee. The Board of Directors has determined that she is an independent director.

Kwok Wang Ng   57 Years Old   Director since 2022

Former Chief Executive Officer, SGS S.A.

Swiss and Chinese national

Kwok Wang Ng served as the Chief Executive Officer of SGS S.A., a testing, inspection and certification company, from March 2015 to March 2024. He has held other management roles at SGS from 1994 to 2015, including Executive Vice President, Industrial Services from 2012 to 2015, Executive Vice President, Consumer Testing Services from 2005 to 2012, Regional Managing Director, SGS U.S. Testing North America from 2002 to 2005, Operations Manager, Consumer Testing Services from 1998 to 2002, Division Manager, Consumer Products, Standard Technical Services from 1996 to 1998. Mr. Ng started his career as a Quality Assurance Engineer at Sodeco S.A., a company specializing in metering and phone systems, from 1987 to 1989. Mr. Ng holds a BA degree in Economics and Econometrics from the University of Essex and a Diploma in Engineering from the Engineering School of Geneva.

As former CEO of a globally operating Swiss listed company, and through his broad range of management roles in Europe, China and the U.S., Mr. Ng brings senior leadership, consumer product, operations, Swiss investor base and governance, and global experience to the Board.

Mr. Ng is the Chairperson of the Compensation Committee. The Board of Directors has determined that he is an independent director.

Deborah Thomas   60 Years Old   Director since 2020

Retired Executive Vice President and Chief Financial Officer, Hasbro, Inc.
U.S. national

Deborah Thomas was Executive Vice President and Senior Advisor to the CEO of Hasbro, Inc., a global play and entertainment company from May 2023 until her retirement from Hasbro in December 2023. Prior to assuming this role, Ms. Thomas served as Hasbro's Executive Vice President and Chief Financial Officer from March 2013 to May 2023. She previously served at Hasbro as a Senior Vice President and Chief Financial Officer from June 2009 to February 2013, Senior Vice President and Head of Corporate Finance from June 2008 to May 2009, Senior Vice President and Controller from May 2003 to May 2008, and Vice President and Assistant Controller from August 1998 to April 2003. Prior to joining Hasbro, Ms. Thomas held Assurance positions at KPMG Peat Marwick, LLP in the United States and in the United Kingdom from 1986 to 1998, most recently as a Senior Manager.   Ms. Thomas is also a Certified Public Accountant. She holds a BS degree from Providence College.

As the former Chief Financial Officer of a leading consumer products, gaming, entertainment and media company, and with significant finance and accounting expertise developed over several decades at a global conglomerate and a Big 4 international accounting firm, Ms. Thomas brings senior leadership, governance, finance (including U.S. GAAP), information technology, supply chain, data analytics, M&A, international and multi-category, multi-brand consumer product, gaming, media and services experience to the Board.

Ms. Thomas currently is the Chairperson of the Audit Committee and serves on the Compensation Committee. The Board of Directors has determined that she is an independent director.

Sascha Zahnd   49 Years Old   Director since 2022

Former Chairman, Valora Holding AG
Swiss national

Sascha Zahnd is the former non-executive chairman and a member of the Audit Committee of Valora Holding AG, a position he held until October 2022. He previously served as Vice President EMEA from June 2019 until December 2020 at Tesla Inc., an automotive and clean energy company and Vice President, Global Supply Chain from May 2016 to May 2019. Prior to joining Tesla, Mr. Zahnd was the Vice President, Supply & Procurement at ETA S.A./The Swatch Group, a company designing and manufacturing watches and calibers for the watch industry, from 2010 to 2016. From 2001 to 2010, Mr. Zahnd held a series of management positions at IKEA, a multinational conglomerate that designs and sells furniture, appliances and home accessories among other goods and home services, including Head of Supply Division Asia Pacific at IKEA Asia Pacific from 2006 to 2010, Sales Manager and Deputy to General Manager at IKEA Retail from 2005 to 2006, Leader Task Force, Supply Mexico, Turnaround at IKEA Trading (Purchasing), Mexico from 2003 to 2005, Project Leader, European Distribution Strategy at IKEA of Sweden in 2003, and Regional Logistic Manager at IKEA Distribution South Europe from 2001 to 2003. Mr. Zahnd serves on the board of directors of MYT Netherlands Parent B.V., a fashion e-commerce company and of Valeo SE, an automotive technology company. He also serves on the board of directors of Nokera AG, a sustainable construction company, ChainIQ AG, a procurement services company, Arboloom Cup AG, a sustainable packaging company, and BERNEXPO AG, a live-event business company. Mr. Zahnd holds an Executive MBA degree from IMD Business School in Lausanne and a BA degree in Business Administration from University of Applied Sciences in Basel.

Mr. Zahnd brings significant expertise in retail, production and supply chain, as well as senior leadership, Swiss investor and governance, and global experience, to the Board from his roles as part of Tesla's leadership team and in leading technology and retail companies in Europe, the U.S., Mexico and Asia/China.

Mr. Zahnd currently serves on the Audit Committee. The Board of Directors has determined that he is an independent director.

All members of the Board of Directors currently comply with the limitation on external mandates contemplated in Article 17bis of the Company's Articles of Incorporation.

Elections to the Board of Directors

Directors are elected at the Annual General Meeting of Shareholders, upon proposal of the Board of Directors. The proposals of the Board of Directors are made following recommendations of the Nominating and Governance Committee.

Shareholder Recommendations and Nominees

Under our Articles of Incorporation, one or more registered shareholders who alone or together with other shareholders hold shares representing at least 0.5% of the capital or voting rights may demand that an item be placed on the agenda of a meeting of shareholders, including a nominee for election to the Board of Directors. A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our Board of Directors at least 60 days prior to the date of the meeting. Demands by registered shareholders to place an item on the agenda of a meeting of shareholders should be sent to: Secretary to the Board of Directors, Logitech International S.A., EPFL - Quartier de l'Innovation, Daniel Borel Innovation Center, 1015 Lausanne, Switzerland, or c/o Logitech Inc., 3930 North First Street, San Jose, CA 95134, USA.

Under the Company's Articles of Incorporation only registered shareholders are recognized as shareholders of the Company. As a result, beneficial shareholders do not have a right to place an item on the agenda of a meeting, regardless of the number of shares they hold. For information on how beneficial shareholders may become registered shareholders, see "Questions and Answers about the Logitech 2024 Annual General Meeting - If I am not a registered shareholder, can I attend and vote at the meeting?"

If the agenda of a general meeting of shareholders includes an item calling for the election of directors, any registered shareholder may propose a candidate for election to the Board of Directors before or at the meeting.

The Nominating and Governance Committee does not have a policy on consideration of recommendations for candidates to the Board of Directors from registered shareholders.

The Nominating and Governance Committee considers it appropriate not to have a formal policy for consideration of such recommendations because the evaluation of potential members of the Board of Directors is by its nature a case-by-case process, depending on the composition of the Board at the time, the needs and status of the business of the Company, and the experience and qualification of the individual. Accordingly, the Nominating and Governance Committee would consider any such recommendations on a case-by-case basis in its discretion, and, if accepted for consideration, would evaluate any such properly submitted nominee in consideration of the membership criteria set forth under "Board Composition" below. Shareholder recommendations to the Board of Directors should be sent to the above address.

Board Composition

The Nominating and Governance Committee is responsible for reviewing and assessing with the Board the appropriate skills, experience, and background sought of Board members in the context of our business and the then-current membership on the Board. The Nominating and Governance Committee has not formally established any specific minimum qualifications that must be met by each candidate for the Board of Directors or specific attributes, qualities or skills that are necessary for one or more of the members of the Board of Directors to possess. However, we do not expect or intend that each director will have the same background, skills, and experience; we expect that Board members will have a diverse portfolio of backgrounds, skills, and experiences. One goal of this diversity is to assist the Board as a whole in its oversight and advice concerning our business and operations.

The review and assessment of Board candidates and the current Board composition by the Nominating and Governance Committee includes numerous diverse factors, such as: independence; senior leadership experience; corporate governance, including environmental, social and governance ("ESG"), experience; understanding of and experience in technology, finance, marketing, sales, sustainability and operations; international experience and geographic representation; age; gender and ethnic diversity; and LGBTQ+ identification.

The priorities and emphasis of the Nominating and Governance Committee and of the Board with regard to these factors change from time to time to take into account changes in Logitech's business and other trends, as well as the portfolio of skills and experience of current and prospective Board members.

Listed below are key skills and experience that we consider important for our directors to have in light of our current business and structure. We do not expect each director to possess every attribute. The directors' biographies and our Board Skills and Experience Profile note each director nominee's relevant experience, qualifications, and skills relative to this list.

- *Senior Leadership Experience.* Directors who have served in senior leadership positions are valuable to Logitech because they bring experience and perspective in analyzing, shaping, and overseeing the execution of important operational and policy issues at a senior level.

- *Governance and Sustainability Experience.* Directors with corporate governance and sustainability experience are important to Logitech because they enable the Board to exercise its general oversight with respect to corporate governance and ESG matters, as well as the Company's operational sustainability initiatives.

- *Financial Experience.* Knowledge of financial markets, M&A and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Logitech's structure, financial reporting, and internal control of such activities.

- *Technology Experience*. Because we develop design-led, software-enabled hardware, technology experience including in hardware, software, AI, cybersecurity, and product security, is valuable in understanding the opportunities, risks and challenges of our business and in providing insight and oversight of management.

- *Industry Experience*. We develop and manufacture hardware and software products, ship them worldwide and sell our products to both consumers and businesses. Accordingly, experience in "business-to-business" ("B2B"), and "business-to-consumer" ("B2C") businesses, including sales and marketing, and experience in global supply chain and manufacturing is valuable in understanding and providing insight on the challenges and opportunities of significant aspects of our business including sales, marketing and manufacturing.

- *Global Experience.* Because we are a global organization with research and development, and sales and other offices in many countries, directors with international business experience, particularly in Europe, the U.S. and Asia, can provide valuable business and cultural perspectives regarding many significant aspects of our business.

Board Nominees' Skills and Experience Profile[1]

	Year Added	Nationality	CEO/ CFO	International Business	B2C	B2B	Technology	M&A	Sustainability	Board Governance
Allan	2024	US	✓	✓	✓	✓		✓		✓
Becker	2017	UK/Italy/ US	✓	✓	✓		✓	✓		✓
Bugnion	2015	Swiss				✓	✓	✓		
Faber	2024	Dutch	✓	✓	✓	✓			✓	✓
Gecht	2020	Israel/US	✓	✓		✓	✓	✓		✓
Jones	2022	US			✓	✓	✓			
Lao	2018	Philippines	✓	✓	✓	✓	✓	✓	✓	
Mahoney	2024	US	✓	✓	✓	✓	✓	✓		✓
Montgomery	2017	UK	✓	✓	✓		✓	✓		✓
Ng	2022	Swiss/ Chinese	✓	✓		✓		✓	✓	✓
Thomas	2021	US	✓	✓	✓		✓	✓	✓	✓
Zahnd	2022	Swiss	✓	✓	✓	✓	✓	✓	✓	✓

(1) A checkmark in the chart indicates a specific area of focus or expertise that is particularly relevant to a director's service on Logitech's Board. The lack of a checkmark does not mean that a director does not also possess experience or skill in that area.

Identification and Evaluation of Nominees for Directors

Our Nominating and Governance Committee uses a variety of methods for identifying and evaluating nominees for director. Our Nominating and Governance Committee regularly assesses the appropriate size and composition of the Board of Directors, the needs of the Board of Directors and the respective Committees of the Board of Directors, and the qualifications of candidates in light of these needs. Candidates may be identified through search firms and also may come to the attention of the Nominating and Governance Committee through shareholders, management, or current members of the Board of Directors. The evaluation of these candidates may include information provided to the Committee, discussions with persons familiar with the candidate, an interview of the candidate or other actions the Committee deems appropriate, and typically includes the use of paid third parties to review candidates to ensure the nominees have appropriate qualifications and skills.

Board Diversity

In addition to the above, the review and assessment of Board candidates and the current Board composition by the Nominating and Governance Committee includes an assessment of diversity with respect to international experience, geographic representation, age, gender, ethnicity, as well as other qualities and attributes that contribute to the total mix of viewpoints and experience represented on the Board. In addition, Swiss law requires companies to report publicly, starting with respect to fiscal year 2026, on whether the underrepresented gender comprises at least 30% of a company's board of directors. We are providing this information herein in advance of the Swiss statutory deadline and in accordance with Nasdaq Listing Rule 5605(f). In our current 10-person Board, six directors are men and four directors are women (i.e. 40% are female directors). Our director nominees include seven men and five women. If all nominees are elected or re-elected, as applicable, at the 2024 Annual General Meeting, our Board will be composed of 42% female directors. The nationalities of our director nominees include Swiss, American, British/U.K., Chinese, Italian, Israeli, Filipino and Dutch. Five of our director nominees reside in Europe, six reside in the United States, and one resides in Japan.

The following chart summarizes certain self-identified personal characteristics of our current directors, in accordance with Nasdaq Listing Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions.

Board Diversity Matrix (As of June 26, 2024)*

Country of Principal Executive Offices:				Switzerland	
Foreign Private Issuer:				No	
Disclosure Prohibited under Home Country Law:				No	
Board Size:					
Total Number of Directors:				10	
	Female	Male	Non-Binary	Did not Disclose Gender	
Gender Identity:					
Directors	4	6	—	—	
Demographic Background:					
African American or Black	—	—	—	—	
Alaskan Native or Native American	—	—	—	—	
Asian	2	1	—	—	
Hispanic or Latinx	—	—	—	—	
Native Hawaiian or Pacific Islander	—	—	—	—	
White	2	4	—	—	
Two or More Races or Ethnicities	—	—	—	—	
LGBTQ+	—				
Did Not Disclose Demographic Background	3*				
Additional Information: Nationalities					
Swiss	4				
American	4				
British/U.K.	2				
Italian	1				
Israeli	1				
Filipino	1				
Chinese	1				

* Number of directors who "Prefer not to answer" the LGBTQ+ question or the race/ethnicity question.

Terms of Office of Directors

Each director is elected individually by a separate vote of shareholders for a one-year term. 9 of our 10 current directors are being presented for re-election to the Board of Directors at the 2024 Annual General Meeting. Each director is eligible for re-election until his or her seventieth birthday. Directors may not seek re-election after they have reached 70 years of age or have served on the Board of Directors as a non-employee member for 12 years, unless the Board of Directors adopts a resolution to the contrary. A member of the Board who reaches 70 years of age or 12 years of service as a non-employee member of the Board of Directors during the term of his or her directorship may remain a director until the expiration of the term. A director's term of office as Chairperson coincides with his or her term of office as a director. A director may be re-elected as Chairperson, subject to the age and tenure limits mentioned above.

The year of appointment and remaining term of office as of March 31, 2024 for each director are as follows:

Name[1]	Year First Appointed	Year Current Term Expires
Patrick Aebischer [2]	2016	2024 Annual General Meeting
Wendy Becker	2017	2024 Annual General Meeting
Edouard Bugnion	2015	2024 Annual General Meeting
Guy Gecht	2019	2024 Annual General Meeting
Marjorie Lao	2018	2024 Annual General Meeting
Neela Montgomery	2017	2024 Annual General Meeting
Deborah Thomas	2020	2024 Annual General Meeting
Christopher Jones	2022	2024 Annual General Meeting
Kwok Wang Ng	2022	2024 Annual General Meeting
Sascha Zahnd	2022	2024 Annual General Meeting

(1) All current directors are non-executive members of the Board of Directors.

(2) Dr. Aebischer is not standing for re-election at the 2024 Annual General Meeting.

Board Responsibilities and Structure

The Board of Directors is responsible for supervising the management of the business and affairs of the Company. In addition to the non-transferable powers and duties of boards of directors under Swiss law, the Logitech Board of Directors also has the following responsibilities:

- the grant of signatory power to its members and the Company's officers;

- the approval of the budget submitted by the Chief Executive Officer;

- the approval of investments or acquisitions of more than USD 10 million in the aggregate not included in the approved budgets;

- the approval of any expenditure of more than USD 10 million not specifically identified in the approved budgets; and

- the approval of the sale or acquisition, including related borrowings, of the Company's real estate.

The Board of Directors has delegated the management of the Company to the Chief Executive Officer and the other members of the Group Management Team, except where Swiss law, the Company's Articles of Incorporation or Organizational Regulations (By-Laws) provide differently.

Board Leadership Structure

The Board has an Independent Chairperson in line with current Swiss and U.S. best governance practices. The Chairperson of the Board is elected by the shareholders on an annual basis, at the Annual General Meeting of Shareholders. The Secretary of the Board of Directors is typically appointed at the Board meeting coinciding with the Annual General Meeting of Shareholders. As of June 30, 2024, the Secretary is Samantha Harnett, the Company's Chief Legal Officer.

Role of the Chairperson and of the Chief Executive Officer

The Chairperson has responsibility for managing the Board, managing the relationship between the Board and the Chief Executive Officer and senior management of the Company, representing the Board and the Company with shareholders, the press and other external persons, establishing objectives for and evaluating the performance of the Chief Executive Officer, ensuring succession planning, and, together with the Chief Executive Officer, setting the values, ethics and culture of the Company. The Chairperson also assumes a leading role in the process of mid- and long-term strategic planning and the selection of top-level management, and supports major transaction initiatives of Logitech.

The Chief Executive Officer manages the day-to-day operations of Logitech, with the support of the other executive officers. The Chief Executive Officer has, in particular, the following powers and duties:

- defining and implementing short and medium term strategies;

- preparing the budget, which must be approved by the Board of Directors;

- reviewing and certifying the Company's annual report;

- appointing, dismissing and promoting any employees of Logitech other than executive officers and the head of the internal audit function;

- taking immediate measures to protect the interests of the Company where a breach of duty is suspected from executive officers until the Board has decided on the matter;

- carrying out Board resolutions;

- reporting regularly to the Chairperson of the Board of Directors on the activities of the business;

- preparing supporting documents for resolutions that are to be passed by the Board of Directors; and

- deciding on issues brought to her attention by executive officers.

The detailed authorities and responsibilities of the Board of Directors, the Chief Executive Officer and the executive officers are set out in the Company's Articles of Incorporation and Organizational Regulations. Please refer to *http://ir.logitech.com* for copies of these documents.

Lead Independent Director

In the absence of an independent Chairperson of the Board, the responsibilities of the Lead Independent Director include chairing meetings of the non-executive directors and serving as the presiding director in performing such other functions as the Board may direct. The decision of whether to have, and the election of, a Lead Independent Director is determined by the independent members of the Board. The Board currently does not have a Lead Independent Director. With the re-election of an Independent Chairperson of the Board, it is expected that the Board will continue not to have someone in that role.

Means by Which the Board of Directors Supervises Executive Officers

The Board of Directors is regularly informed on developments and issues in Logitech's business, and monitors the activities and responsibilities of the executive officers in various ways.

- At each regular Board meeting the Chief Executive Officer reports to the Board of Directors on developments and important issues. The Chief Executive Officer also provides updates to the Board members regarding Logitech's business between the dates of regular Board meetings.

- The offices of Chairperson and Chief Executive Officer are generally separated, to help ensure balance between leadership of the Board and leadership of the day-to-day management of Logitech. The Chairperson and the Chief Executive Officer have regularly scheduled meetings to discuss Logitech's business.

- Executive officers and other members of senior management, at the invitation of the Board, attend portions of meetings of the Board and its Committees to report on the financial results of Logitech, its operations, performance and outlook, and on areas of the business within their responsibilities, as well as other business matters. For further information on participation by executive officers and other members of senior management in Board and Committee meetings please refer to "Board Committees" below.

- There are regular quarterly closed sessions of the non-executive, independent members of the Board of Directors, led by the independent Chairperson, where Logitech issues are discussed without the presence of executive or non-independent members of the Board or executive officers.

- The Board holds quarterly closed sessions, where all Board members meet without the presence of non-Board members, to discuss matters appropriate to such sessions, including organizational structure and the hiring and mandates of executive officers.

- There are regularly scheduled reviews at Board meetings of Logitech strategic and operational issues, including discussions of issues placed on the agenda by the non-executive members of the Board of Directors.

- The Board reviews and approves significant changes in Logitech's structure and organization, and is actively involved in significant transactions, including acquisitions, divestitures and major investments.

- All non-executive Board members have access, at their request, to all internal Logitech information.

- The head of the Internal Audit function reports to the Audit Committee.

The Board's Role in Risk Oversight

One of the Board's functions is oversight of risk management at Logitech. "Risk" is inherent in business, and the Board seeks to understand and advise on risk in conjunction with the activities of the Board and the Board's Committees.

The largest risk in any business typically is that the products and services it offers will not be met by customer demand, because of poor strategy, poor execution, lack of competitiveness, or some combination of these or other factors. The Board implements its risk oversight responsibilities, at the highest level, through regular reviews of the Company's business, product strategy and competitive position, and through management and organizational reviews, evaluations and succession planning.

Within the broad strategic framework established by the Board, management is responsible for: identifying risk and risk controls related to significant business activities; mapping the risks to company strategy; and developing programs and recommendations to determine the sufficiency of risk identification, the balance of potential risk to potential reward and the appropriate manner in which to control risk.

The Board's risk oversight role is implemented at the full Board level, and also in individual Board Committees. The full Board receives specific reports on enterprise risk management, in which the identification and control of risk are the primary topics of the discussion. Presentations and other information for the Board and Board Committees generally identify and discuss relevant risk and risk control; and the Board members assess and oversee the risks as a part of their review of the related business, financial, or other activity of the Company. The Compensation Committee oversees issues related to the design and risk controls of compensation programs. The Audit Committee oversees issues related to internal control over financial reporting and Logitech's risk tolerance in cash-management investments, as well as cybersecurity, information security and other technology risks, controls and procedures, including review of the Company's current threat landscape, strategy to mitigate cybersecurity, information security and other technology risks, and critical incident response plans. The Technology and Innovation Committee oversees the Company's product security risks, controls and procedures. The Board's role in oversight does not have a direct impact on the Board's leadership structure, which is discussed above.

Board Oversight of Environmental, Social and Governance (ESG)

We believe that full board oversight is important to ensure that ESG is part of, and aligned with, our overall Company strategy. As a result, our Board oversees our ESG programs, with support at the committee level. Our ESG programs include, but are not limited to, sustainability, human rights and labor, privacy and security, human capital resources, including diversity and inclusion, and governance practices**.**

To support the Board in its oversight efforts, the Nominating and Governance Committee evaluates and advises on the Board's process and cadence for oversight of the Company's ESG strategy. In addition, the Audit Committee reviews and discusses with management the Company's validation procedures for metrics provided in connection with the Swiss Statutory Non-Financial Matters Report.

Board Meetings

The Chairperson sets the agenda for Board meetings, in coordination with the Chief Executive Officer. Any member of the Board of Directors may request that a meeting of the Board be convened. The directors receive materials in advance of Board meetings allowing them to prepare for the handling of the items on the agenda.

The Chairperson and Chief Executive Officer recommend executive officers or other members of senior management who, at the invitation of the Board, attend portions of each quarterly Board meeting to report on areas of the business within their responsibility. Infrequently, the Board may also receive reports from external consultants such as executive search or succession experts, financial advisors or outside legal experts to assist the Board on matters it is considering.

The Board typically holds a regularly scheduled Board meeting each quarter for a review and discussion of the Company, its strategy or both, which lasts a full day to a day-and-a-half and in which all directors participate in person except in special individual circumstances. In addition, the Chief Executive Officer and Chief Financial Officer provide a quarterly update to the Board prior to each earnings announcement. Additional meetings of the Board may be held by teleconference or videoconference and the duration of such meetings varies depending on the subject matters considered.

Emergency Resolutions

In case of emergency, the Chairperson of the Board may have the power to pass resolutions which would otherwise be the responsibility of the Board. Decisions by the Chairperson of the Board made in this manner are subject to ratification by the Board of Directors at its next meeting or by way of written consent. No such emergency resolutions were passed during fiscal year 2024.

Independent Director Sessions

The Board of Directors has adopted a policy of regularly scheduled sessions of Board meetings where the independent directors meet to consider matters without management or non-independent directors present. During fiscal year 2024, separate sessions of the independent directors were held at four separate meetings.

Board Effectiveness

Our Board of Directors and Board Committees perform annual self-assessments to evaluate their effectiveness in fulfilling their obligations. For fiscal year 2024, the Board engaged an external consultant to conduct the assessment, evaluating among other things Board and Committee effectiveness and the effectiveness of the Board Chairperson.

Board Committees

The Board has standing Audit, Compensation, Nominating and Governance, and Technology and Innovation Committees to assist the Board in carrying out its duties. Each of the Board committees is composed entirely of directors that are independent in accordance with the published listing requirements of the Nasdaq Stock Market and Swiss corporate governance best practices guidelines. At each quarterly Board meeting, each applicable Board Committee reports to the full Board on the substance of the Committee's meetings, if any, during the quarter.

Each Committee has a written charter approved by the Board. The Chairperson of each Committee determines the Committee's meeting agenda. The Board Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting. The Charters of each Board Committee are available on Logitech's Investor Relations website at *http://ir.logitech.com*. Each of the Audit, Compensation and Nominating and Governance Committees has the authority to engage outside experts, advisors and counsel to the extent it considers appropriate to assist the Committee in its work. The members of the Committees are identified in the following table:

Director	Audit[2]	Compensation[3]	Nominating and Governance[1][4]	Technology and Innovation[5]
Patrick Aebischer [1]			X	
Wendy Becker			Chairperson	
Edouard Bugnion				X
Guy Gecht				Chairperson
Christopher Jones			X	X
Marjorie Lao	X			X
Neela Montgomery		X		
Kwok Wang Ng		Chairperson		
Deborah Thomas	Chairperson	X		
Sascha Zahnd	X			

(1) Dr. Aebischer is not standing for re-election and will no longer be a member of the Nominating and Governance Committee following the 2024 Annual General Meeting.

(2) The Board has appointed Mr. Mahoney to the Audit Committee effective as of the 2024 Annual General Meeting, contingent on his election to the Board at the 2024 Annual General Meeting.

(3) The Board has nominated Mr. Allan for election to the Compensation Committee effective as of the 2024 Annual General Meeting, contingent on his election to the Board and the Compensation Committee at the 2024 Annual General Meeting.

(4) The Board has appointed Messrs. Allan, Gecht, Ng and Zahnd and Ms. Thomas to the Nominating and Governance Committee effective as of the 2024 Annual General Meeting, contingent on their re-election to the Board at the 2024 Annual General Meeting. Ms. Becker will step down as Chairperson and continue to serve as a member of the Nominating and Governance Committee and Mr. Ng was appointed Chairperson of the Nominating and Governance Committee effective as of the 2024 Annual General Meeting.

(5) The Board has appointed Mr. Mahoney to the Technology and Innovation Committee effective as of the 2024 Annual General Meeting, contingent on his election to the Board at the 2024 Annual General Meeting.

Attendance at Board, Committee and Annual Shareholders' Meetings

In fiscal year 2024 the Board met six times, five of which were regularly scheduled meetings. In addition, the Audit Committee met nine times, the Compensation Committee met seven times, the Nominating and Governance Committee met two times, and the Technology and Innovation Committee met four times. In addition to its meetings, the Board took three actions for approval by written consent during fiscal year 2024. We expect each director to attend each meeting of the Board and the Committees on which he or she serves, and also expect them to attend the Annual General Meeting of shareholders. All of the incumbent directors attended at least 75% of the meetings of the Board and the Committees on which he or she served. All incumbent directors attended the 2023 Annual General Meeting. Detailed attendance information for Board and Board Committee meetings during fiscal year 2024 is as follows:

	Board of Directors	Audit Committee	Compensation Committee	Nominating and Governance Committee	Technology and Innovation Committee
# of meetings held	*6*	*9*	*7*	*2*	*4*
Patrick Aebischer	5			2	
Wendy Becker	6			2	
Edouard Bugnion[1]	6		4		4
Bracken Darrell[2]	1				
Guy Gecht[3]	5	1			3
Christopher Jones[4]	6			1	4
Marjorie Lao[5]	6	9			4
Neela Montgomery	6		7		
Kwok Wang Ng	6		7		
Michael Polk[6]	4		4	1	
Deborah Thomas[7]	6	9	3		
Sascha Zahnd	6	7			

(1) *Mr. Bugnion moved off the Compensation Committee at the 2023 Annual General Meeting as of September 13, 2023. Mr. Bugnion attended all of the four Compensation Committee meetings that were held prior to the 2023 Annual General Meeting.*

(2) *Effective June 13, 2023, Mr. Darrell resigned as a member of the Board, President and Chief Executive Officer. Mr. Darrell attended the Board meeting that was held in fiscal year 2023 prior to his resignation from the Board.*

(3) *Effective June 13, 2023, Mr. Gecht ceased to be a member of the Audit Committee and a member and Chairperson of the Technology and Innovation Committee of the Board in connection with his appointment as Interim Chief Executive Officer. Mr. Gecht rejoined the Technology and Innovation Committee as a member and Chairperson on December 1, 2023. Mr. Gecht attended the Audit Committee meeting that was held prior to his appointment as Interim Chief Executive Officer and all of the three Technology and Innovation Committee meetings held before and after completion of his role as Interim Chief Executive Officer.*

(4) *Mr. Jones joined the Nominating and Governance Committee as of the 2023 Annual General Meeting and attended the Nominating and Governance Committee meeting that was held after the 2023 Annual General Meeting.*

(5) *Ms. Lao joined the Technology and Innovation Committee as of the 2023 Annual General Meeting and attended all Technology and Innovation Committee meetings that were held before and after the 2023 Annual General Meeting.*

(6) *Mr. Polk did not stand for re-election to the Board at the 2023 Annual General Meeting. Mr. Polk attended four of the six Board meetings, four of the six Compensation Committee meetings and one of the two Nominating and Governance Committee meetings that were held prior to the 2023 Annual General Meeting.*

(7) *Ms. Thomas joined the Compensation Committee as of the 2023 Annual General Meeting and attended all three of the Compensation Committee meetings that were held after the 2023 Annual General Meeting.*

Audit Committee

The Audit Committee is appointed by the Board to assist the Board in monitoring the Company's financial accounting, controls, planning and reporting. It is composed of only non-executive, independent Board members. Among its duties, the Audit Committee:

- reviews the adequacy of the Company's internal controls and disclosure controls and procedures;

- reviews the independence, fee arrangements, audit scope, and performance of the Company's independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;

- reviews and approves all non-audit work to be performed by the independent auditors;

- reviews the scope of Logitech's internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;

- oversees the Company's Code of Conduct and related compliance activities;

- reviews, before release, the quarterly results and interim financial data;

- reviews with management and the independent auditors the Company's major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company's guidelines and policies with respect to risk assessment and risk management;

- reviews, before release, the audited financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and recommends that the Board of Directors include the audited financial statements in the annual report made available to shareholders;

- reviews cybersecurity, information security and other technology risks, controls and procedures, including review of the Company's current threat landscape, strategy to mitigate cybersecurity, information security and other technology risks, and critical incident response plans; and

- reviews and discusses with management the Company's validation procedures for metrics provided in connection with the Swiss statutory non-financial matters report; recommends for approval to the Board the Company's Swiss statutory non-financial matters report.

The Audit Committee currently consists of Ms. Thomas, Chairperson, Ms. Lao and Mr. Zahnd. The Board has determined that each member of the Audit Committee meets the independence requirements of the Nasdaq Stock Market listing standards and the applicable rules and regulations of the SEC. In addition, the Board has determined that Ms. Thomas and Ms. Lao are audit committee financial experts as defined by the applicable rules and regulations of the SEC.

The Audit Committee met nine times in fiscal year 2024. Four of the meetings were held by video and teleconference or in person in advance of the regularly scheduled quarterly Board meetings, for approximately two to three hours, and five of the meetings were held by video and teleconference for approximately one hour, including in connection with the Company's quarterly and annual reports of financial results. The Committee received reports and presentations before the meetings in order to allow them time to prepare adequately. At the Committee's invitation, the Company's Chief Financial Officer, Chief Accounting Officer, Head of Internal Audit, and Chief Legal Officer or Associate General Counsel attended each meeting, and representatives from the Company's auditors and independent registered public accounting firm, KPMG AG and KPMG LLP, respectively, also attended all nine of the meetings. Other members of the Board, including the Chairperson, and management, including the Chief Executive Officer, also participated in certain meetings. Six meetings also included a separate session with representatives of the auditors and independent registered public accounting firm, and four meetings included separate sessions with the Head of Internal Audit and with the Chief Financial Officer or other representatives of management.

Compensation Committee

The Committee is composed of only non-executive, independent Board members. Among its duties, the Compensation Committee:

- has oversight over the Company's compensation plans applicable to executive officers and to members of the Board of Directors, and makes recommendations to the Board with respect to improvements or changes to such plans;

- reviews and recommends to the Board all compensation programs and other remuneration provided to non-employee members of the Board of Directors;

- reviews and approves all aspects of remuneration to the Company's Executive Officers, including their participation in incentive compensation plans and equity-based compensation plans;

- annually reviews and approves (a) the annual base salary, (b) the annual or other period incentive bonus, including specific goals and target amounts, (c) equity compensation, and (d) any other benefits, perquisites, compensation or arrangements for the Company's Executive Officers;

- reviews and approves the Company's peer companies for purposes of evaluation executive compensation.

- has authority, without further Board approval, to review and approve employment agreements and arrangements for the Company's Executive Officers;

- reviews compensation matters with respect to gender and diversity;

- administers all stock ownership, stock option and other equity-based compensation plans of the Company and all related policies and programs;

- recommends to the Board the maximum aggregate amount of compensation for the Board and for the Group Management Team that shall be submitted for approval to the annual general meeting of shareholders;

- reviews the Compensation Discussion and Analysis, Remuneration Report and related executive compensation information required in the Company's annual report or proxy statement and determines whether to recommend to the Board of Directors that the Compensation Discussion and Analysis, Remuneration Report and related executive compensation information be included in the Company's annual report or proxy statement for the annual general meeting of shareholders; and

- reviews, at least annually, the Company's overall compensation philosophy and evaluates the results of such policy to ensure that the compensation payable to the Company's Executive Officers and members of the Board provides overall competitive pay levels, creates proper incentives to enhance shareholder value, rewards superior performance, and is justified by the returns available to shareholders.

The Compensation Committee currently consists of Mr. Ng, Chairperson, Ms. Montgomery and Ms. Thomas. The Board of Directors has nominated Mr. Allan to be elected to the Compensation Committee at the 2024 Annual General Meeting. The Board of Directors has determined that each member of the Compensation Committee meets the independence requirements of the Nasdaq Stock Market listing standards.

The Compensation Committee met seven times in fiscal year 2024. Four meetings were held by video and teleconference or in person in advance of the regularly scheduled quarterly Board meeting, for approximately one to two hours, and three meetings were held by video and teleconference at other times also for approximately one to two hours. The Compensation Committee received reports and presentations before the meetings in order to allow them time to prepare adequately. At the Compensation Committee's invitation, the Company's Head of People & Culture and Head of Total Rewards and the Compensation Committee's independent advisors from Compensia and PwC Switzerland attended all or several meetings, as applicable. Other members of the Board also participated in certain meetings.

In addition to its meetings, the Compensation Committee took two actions for approval by written consent during fiscal year 2024.

Please refer to the Company's Compensation Report for fiscal year 2024 for further information on the Compensation Committee's criteria and process for evaluating executive compensation.

Nominating and Governance Committee

The Nominating and Governance Committee is composed of only non-executive, independent directors. Among its duties, the Nominating and Governance Committee:

- evaluates the composition and size of the Board of Directors and its Committees, determines future requirements and makes recommendations to the Board of Directors for approval;

- determines on an annual basis the desired Board qualifications and expertise and conducts searches for potential directors with these attributes;

- evaluates and makes recommendations of nominees for election to the Board of Directors, as Chairperson of the Board, and to the Compensation Committee;

- evaluates and makes recommendations to the Board concerning the appointment of directors to Board Committees and the selection of Board Committees Chairpersons;

- evaluates and makes recommendations to the Board concerning succession planning for the Company's Chairperson, Board Committee leaderships roles, Chief Executive Officer of the Company and key leadership roles;

- reviews developments relating to corporate governance and reviews and makes recommendations to the Board regarding changes to the Company's Corporate Governance Principles and other corporate governance-related documents as appropriate;

- evaluates and advises on the Board's process and cadence for oversight of the Company's ESG strategy;

- reviews directors' membership on the boards of directors or senior leadership of other companies or organizations, approves the Company Chief Executive Officer's and other Group Management Team members' service on the boards of directors or senior leadership of charitable or similar organizations, and evaluates and makes recommendations to the Board regarding their service on the boards of directors or senior leadership of other companies or legal entities; and

- considers any questions of actual or potential conflicts of interest of Board members and Group Management Team members.

The Nominating and Governance Committee typically retains an executive search firm to assist with the identification and evaluation of prospective Board nominees based on criteria established by the Committee. For information on the Nominating and Governance Committee's policies with respect to director nominations please see "Elections to the Board of Directors" above.

The Nominating and Governance Committee currently consists of Ms. Becker, Chairperson, Dr. Aebischer and Mr. Jones. Following the 2024 Annual General Meeting, Dr. Aebischer will no longer be a member of the Board and of the Nominating and Governance Committee. The Board has determined that each member of the Nominating and Governance Committee meets the independence requirements of the Nasdaq Stock Market listing standards. Upon the Committee's recommendation of nominees for election to the Board of Directors, the nominees are presented to the full Board. Nominees are then selected by a majority of the independent members of the Board. The Nominating and Governance Committee met two times in fiscal year 2024. The meetings were held by video and teleconference and lasted approximately one-and-a-half hour.

Technology and Innovation Committee

The Technology and Innovation Committee is composed of at least two members. Among its duties, the Technology and Innovation Committee:

• reviews the Company's technology plans and strategies;

• monitors existing and future trends in technology related to the Company's business and advises the Board and the Company's senior technology management team with respect to such trends;

• reviews the Company's approaches to acquiring and maintaining the Company's technology position;

• meets with the Company's senior technology management team to review the Company's internal technology development and product innovation activities and provide input; and

• reviews the Company's product security risks, controls and procedures.

The Technology and Innovation Committee currently consists of Mr. Gecht, Chairperson, Dr. Bugnion, Mr. Jones and Ms. Lao. Messrs Bugnion and Jones have advanced technical degrees and have been Chief Technology Officers at technology companies or have founded or managed technology companies. The Technology and Innovation Committee met four times in fiscal year 2024. Two of the meetings were held by video and teleconference and two of the meetings were held in person. The meetings lasted approximately one hour to three hours. The Committee received reports and presentations before the meetings in order to allow them time to prepare adequately. At the Committee's invitation, the Company's Chief Technology Officer as well as other members of the Board and management, including the Chief Executive Officer, also participated in certain meetings.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has been an officer or employee of Logitech. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board of Directors.

Communications with the Board of Directors

Shareholders may contact the Board of Directors about bona fide issues or questions about Logitech by sending an email to *generalcounsel@logitech.com* or by writing the Corporate Secretary at the following address:

Logitech International S.A.
Attn: Corporate Secretary
EPFL - Quartier de l'Innovation
Daniel Borel Innovation Center
1015 Lausanne, Switzerland

All such shareholder communications will be forwarded to the appropriate member or members of the Board of Directors or, if none is specified, to the Chairperson of the Board of Directors.

Security Ownership

Security Ownership of Certain Beneficial Owners and Management as of June 30, 2024

In accordance with the proxy statement rules under U.S. securities laws, the following table shows the number of our shares beneficially owned as of June 30, 2024 by:

- each person or group known by Logitech, based on filings pursuant to Section 13(d) or (g) under the U.S. Securities Exchange Act of 1934 or notifications to the Company under applicable Swiss laws, to own beneficially more than 5% of our outstanding shares as of June 30, 2024;

- each director and each nominee for director;

- the persons named in the Summary Compensation Table in the Compensation Report (the "Named Executive Officers"); and

- all directors and current executive officers as a group.

	Number of Shares Owned[2]	Shares that May be Acquired Within 60 Days[3]	Total Beneficial Ownership	Total as a Percentage of Shares Outstanding[4]
5% Shareholders:[1]				
BlackRock, Inc.[5]	11,005,001	—	11,005,001	7.2 %
UBS Asset Management (Americas), Inc.[6]	8,436,708	—	8,436,708	5.5 %
Directors and Director Nominees, not including NEOs:				
Patrick Aebischer	16,341	—	16,341	*
Wendy Becker	24,378	—	24,378	*
Edouard Bugnion	41,604	—	41,604	*
Christopher Jones	2,889	—	2,889	*
Marjorie Lao	12,455	—	12,455	*
Neela Montgomery	12,178	—	12,178	*
Kwok Wang Ng	5,124	—	5,124	*
Deborah Thomas	6,553	—	6,553	*
Sascha Zahnd	3,934	—	3,934	*
Donald Allan	—	—	—	*
Owen Mahoney	—	—	—	*
Named Executive Officers:				
Johanna 'Hanneke' Faber[7]	11	—	11	*
Guy Gecht[8]	11,066	—	11,066	*
Bracken Darrell[8]	191,477	—	191,477	*
Chuck Boynton[9]	1,225	—	1,225	*
Meeta Sunderwala[9]	7,115	—	7,115	*
Prakash Arunkundrum	56,534	38,692	95,226	*
Samantha Harnett	5,797	4,117	9,914	*
Current Directors and NEOs				
as a Group (14)	205,979	42,809	248,788	*

* *Less than 1%*

(1) Unless otherwise indicated, the address for each beneficial owner listed in this table is c/o Logitech International S.A., EPFL, Quartier de l'Innovation, Daniel Borel Innovation Center, 1015 Lausanne, Switzerland or c/o Logitech Inc., 3930 North First Street, San Jose, California 95134, USA.

(2) To Logitech's knowledge, except as otherwise noted in the footnotes to this table, each director, director nominee and NEO has sole voting and investment power over the shares reported as beneficially owned in accordance with SEC rules, subject to community property laws where applicable.

(3) Includes shares represented by vested, unexercised options as of June 30, 2024 and options, service-based restricted stock units and performance share units that are expected to vest within 60 days after June 30, 2024. These shares are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding the options or restricted stock units, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(4) Based on 153,016,135 shares outstanding on June 30, 2024 (173,106,620 shares issued less 20,090,485 treasury shares).

(5) The number of shares held by BlackRock, Inc. is based on the number of shares reported as beneficially owned by BlackRock, Inc. and its subsidiaries on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 2, 2024. BlackRock, Inc. has sole voting power over 10,046,309 shares and sole dispositive power over 11,005,001 shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(6) The number of shares held by UBS Group AG is based on the number of shares reported as beneficially owned by UBS Group AG and its subsidiaries on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 13, 2024. UBS Group AG has sole voting power over 6,997,443 shares and sole dispositive power over 0 shares. The address of UBS Group AG is Bahnhofstrasse 45, PO Box CH-8021, Zurich, Switzerland.

(7) Johanna 'Hanneke' Faber was appointed Chief Executive Officer effective as of December 1, 2023 she is also a director nominee.

(8) Bracken Darrell resigned as a member of the Board, President and Chief Executive Officer and Guy Gecht was appointed as Interim Chief Executive Officer, each effective June 13, 2023. Guy Gecht stepped down as Interim Chief Executive Officer effective as of December 1, 2023.

(9) Charles Boynton resigned as Chief Financial Officer effective May 17, 2024 and Meeta Sunderwala was appointed as Interim Chief Financial Officer effective June 12, 2024.

Share Ownership Guidelines

Non-executive members of the Board of Directors, our Chief Executive Officer, executive officers and other officers who report directly to the Chief Executive Officer are subject to Logitech's share ownership guidelines.

Each non-employee director is required to own Logitech shares with a market value equal to five times their annual cash retainer under the guidelines adopted by the Board in June 2006 (as revised in June 2013, June 2019 (effective as of September 4, 2019), July 2020, and June 2021). Non-employee directors are required to achieve this ownership requirement by the later of September 2024 or five years after joining the Board. If a director has not met the ownership guidelines by the end of the five-year period or is below the guidelines at any time after the five-year period, one-half of the director's annual Board retainer will be paid in Logitech shares until the ownership guidelines have been satisfied. After reaching the share ownership requirement and then falling below the guidelines solely as a result of Logitech's stock price dropping or as a result of the change in eligible shares definition, the director will have until the later of the original five-year period or up to two years from falling below the guidelines to return to compliance with the guidelines. The guidelines will be adjusted to reflect any capital adjustments, and will be reevaluated by the Board from time to time. As of June 30, 2024, each director had either satisfied these ownership guidelines or had time remaining to do so.

The Compensation Committee adopted share ownership guidelines for executive officers and other officers who report directly to the Chief Executive Officer effective September 2008, which were most recently revised in June

2021. These guidelines apply to executive officers and other officers who report directly to the Chief Executive Officer. These guidelines require:

- the Chief Executive Officer to hold a number of Logitech shares with a market value equal to five times his or her annual base salary;

- the Chief Financial Officer to hold a number of Logitech shares with a market value equal to three times his or her annual base salary;

- executive officers, other than the Chief Executive Officer and Chief Financial Officer, each to hold a number of Logitech shares with a market value equal to two times his or her respective annual base salary; and

- remaining officers who report directly to the Chief Executive Officer each to hold a number of Logitech shares with a market value equal to his or her respective annual base salary.

Each officer subject to the guidelines is required to achieve his or her applicable ownership guidelines within five years of such officer first becoming subject to the guidelines. The ownership guidelines may be met only through owned shares. The Chief Executive Officer must hold 100% of his or her after-tax shares resulting from equity incentive awards until the ownership guidelines are reached, and all other executive officers and officers subject to the guidelines must hold at least 50% of the after-tax shares resulting from equity incentive awards until the ownership requirements are reached. If the ownership guidelines are not met by the end of the five-year accumulation period or if an officer subject to the guidelines is below the guidelines at any time after the five-year period, the officer will have 50% of the after-tax value of any earned bonuses under the Leadership Team Bonus Program paid in fully vested Logitech shares. After reaching the share ownership guidelines and then falling below the guidelines solely as a result of Logitech's stock price dropping or as a result of the change in eligible shares definition, the officer will have until the later of the original five-year period or up to two years from falling below the guidelines to return to compliance with the guidelines. The guidelines will be adjusted to reflect any capital adjustments, and will be re-evaluated by the Compensation Committee from time to time. As of June 30, 2024, all of the executive officers and officers subject to the guidelines had either satisfied these ownership guidelines or had time remaining to do so.

Certain Relationships and Related Transactions

Our Policies

It is our policy that all employees must not engage in any activities which could conflict with Logitech's business interests, which could adversely affect its reputation or which could interfere with the fulfillment of the responsibilities of the employee's job, which at all times must be performed in the best interests of Logitech. In addition, Logitech employees may not use their position with Logitech, or Logitech's information or assets, for their personal gain or for the improper benefit of others. These policies are included in our Code of Conduct, which covers our directors, executive officers and other employees. If in a particular circumstance the Board concludes that there is or may be a perceived conflict of interest, the Board will instruct our Legal department to work with our relevant business units to determine if there is a conflict of interest. Any waivers to these conflict rules with regard to a director or executive officer require the prior approval of the Board, and any transaction that is a related party transaction under U.S. securities laws must be approved by the Audit Committee or another independent committee of the Board.

Nasdaq Rules and Swiss Best Corporate Governance Practices

Nasdaq rules defining "independent" director status also govern conflict of interest situations, as does the Swiss Code of Best Practice. As discussed above, the Board of Directors has determined that each of our directors and director nominees, other than Ms. Faber, qualifies as "independent" in accordance with the Nasdaq rules. The Nasdaq rules include a series of objective tests that would not allow a director to be considered independent if the director has or has had certain employment, business or family relationships with the company. The Nasdaq independence definition also includes a requirement that the Board review the relations between each independent director and the company on a subjective basis. In accordance with that review, the Board has made a subjective determination as to each independent director that no relationships exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

With respect to the independence requirements under the Swiss Code of Best Practice, the Board of Directors has determined that each of Logitech's current directors and new director nominees, except Ms. Faber, qualifies as independent. In addition, in compliance with the "comply or explain" standard under the Swiss Code of Best Practice, the Board of Directors has determined that, consistent with Nasdaq rules, which provide for further specificity for an interim executive role, Mr. Gecht should continue to be considered independent immediately following the termination of his service as Interim Chief Executive Officer.

SEC Rules

In addition to the Logitech, Nasdaq and other policies and rules described above, the SEC has specific disclosure requirements covering certain types of transactions involving Logitech and a director or executive officer or persons and entities affiliated with them.

During fiscal year 2024, Logitech did approximately USD 142,000 of business with SGS S.A. and its subsidiaries, primarily consisting of payments for standards testing and technical services. Mr. Kwok Wang Ng, a member of our Board of Directors, served as the Chief Executive Officer of SGS S.A. from March 2015 until March 2024.

Other than SGS S.A., since April 1, 2023 we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed USD 120,000 and in which any current director, director nominee, executive officer, holder of more than 5% of our shares, or any member of the immediate family of any of the foregoing, had or will have a direct or indirect material interest.

We have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by Swiss and California law.

None of the following persons has been indebted to Logitech or its subsidiaries at any time since the beginning of fiscal year 2024: any of our directors or executive officers; any nominee for election as a director; any member of the immediate family of any of our directors, executive officers or nominees for director; any corporation or organization of which any of our directors, executive officers or nominees is an executive officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities (except trade debt entered into in the ordinary course of business); and any trust or other estate in which any of the directors, executive officers or nominees for director has a substantial beneficial interest or for which such person serves as a trustee or in a similar capacity.

Independent Auditors

Under Logitech's Articles of Incorporation, the shareholders elect or re-elect the Company's independent auditors each year at the Annual General Meeting.

Logitech's independent auditors for fiscal year 2024 were KPMG AG, Zurich, Switzerland. KPMG AG assumed its first audit mandate for Logitech in fiscal year 2015. They were elected by the shareholders as Logitech's auditors at the Annual General Meeting in December 2014 and re-elected at the Annual General Meetings in September 2015 through September 2023. For purposes of U.S. securities law reporting, KPMG LLP, San Francisco, California, served as the Company's independent registered public accounting firm for fiscal year 2024. Together, KPMG AG and KPMG LLP are referred to as "KPMG." As appointed by the Board, the Audit Committee is responsible for supervising the performance of the Company's independent auditors, and recommends the election or replacement of the independent auditors to the Board of Directors.

Representatives of KPMG were invited to attend all regular meetings of the Audit Committee. During fiscal year 2024, KPMG representatives attended all of the Audit Committee meetings. The Committee met separately six times with representatives of KPMG in closed sessions of Committee meetings.

On a quarterly basis, KPMG reports on the findings of their audit and/or review work including their audit of Logitech's internal control over financial reporting. These reports include their assessment of critical accounting policies and practices used, alternative treatments of financial information discussed with management, and other material written communication between KPMG and management. At each quarterly Board meeting, the Audit Committee reports to the full Board on the substance of the Committee meetings during the quarter. On an annual basis, the Audit Committee approves KPMG's audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the independent auditors, subject to shareholder approval. The Audit Committee reviews the annual report provided by KPMG as to its independence.

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billed to us for the audit and other services provided by KPMG during the fiscal years ended March 31, 2024 and 2023 (in thousands):

	2024	2023
Audit fees[1]	$ 4,074	$ 4,002
Audit-related fees[2]	172	—
Tax fees[3]	276	275
Other services [4]	—	100
Total	$ 4,522	$ 4,377

(1) *Audit fees. This category includes fees for the audit of our financial statements in our Annual Report on Form 10-K, fees for the audit of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, fees for the review of the interim condensed financial statements in our Quarterly Reports on Form 10-Q, fees for the audit of our consolidated financial statements in connection with the Swiss SIX filing, and fees for the services that are normally provided by KPMG in connection with statutory and regulatory filings or other engagements and accounting related to acquisitions.*

(2) *Audit-related fees. This category includes fees for the due diligence services for mergers and acquisitions.*

(3) *Tax fees. This category includes fees related to the 2024 and 2023 tax compliance and tax consulting services.*

(4) *Other services. This category includes fees related to environmental, social and governance (ESG) maturity assessment services in connection with future disclosure requirements.*

Pre-Approval Procedures and Policies

The Audit Committee pre-approves all audit and non-audit services provided by KPMG. This pre-approval must occur before the auditor is engaged. The Audit Committee pre-approves categories of non-audit services and a target fee associated with each category. Usage of KPMG fees against the target is presented to the Audit Committee at each quarterly meeting, with additional amounts requested as needed. Services that last longer than a year must be re-approved by the Audit Committee.

The Audit Committee can delegate the pre-approval ability to a single independent member of the Audit Committee. The delegate must communicate all services approved at the next scheduled Audit Committee meeting. The Audit Committee or its delegate can pre-approve types of services to be performed by KPMG with a set dollar limit per type of service. The Chief Accounting Officer is responsible for ensuring that the work performed is within the scope and dollar limit as approved by the Audit Committee. Management must report to the Audit Committee the status of each project or service provided by KPMG.

Report of the Audit Committee

The Audit Committee is responsible for overseeing Logitech's accounting and financial reporting processes and audits of Logitech's financial statements. The Audit Committee acts only in an oversight capacity and relies on the work and assurances of management, which has primary responsibility for Logitech's financial statements and reports, Logitech's internal auditors, as well as KPMG LLP, Logitech's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of Logitech's audited financial statements to U.S. generally accepted accounting principles and the effectiveness of Logitech's internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board.

The Board of Directors has adopted a written charter for the Audit Committee. A copy of the Charter can be found on our website at *http://ir.logitech.com*. To view the charter, select "Audit Committee Charter" under "Corporate Governance."

The Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended March 31, 2024, with our management. In addition, the Audit Committee has discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board.

The Audit Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Logitech's Annual Report on Form 10-K for the fiscal year ended March 31, 2024.

Submitted by the Audit Committee of the Board

Deborah Thomas, Chairperson
Marjorie Lao
Sascha Zahnd

Delinquent Section 16(a) Reports

Section 16 of the Exchange Act requires Logitech's directors, executive officers and any persons who own more than 10% of Logitech's shares, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Logitech with copies of all Section 16(a) forms that they file. As a matter of practice, our administrative staff assists our executive officers and directors in preparing initial ownership reports and reporting ownership changes, and typically files these reports on their behalf.

We believe that all Section 16(a) filing requirements were met in fiscal year 2024.

Compensation Report for Fiscal Year 2024

This Compensation Report has been designed to comply with both the proxy statement disclosure rules under U.S. securities laws and Swiss regulations. For Swiss law purposes, this Compensation Report is supplemented by the Compensation Tables Audited Under Swiss Law prepared in compliance with Swiss corporate law. This Compensation Report is an integrated part of our Annual Report, Invitation, and Proxy Statement for our 2024 Annual General Meeting.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") is intended to assist our shareholders in understanding our executive compensation program by providing an overview of our executive compensation-related policies, practices, and decisions for fiscal year 2024. It also explains how we determined the material elements of compensation for our Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), and our other executive officers for fiscal year 2024, and who we refer to as our "Named Executive Officers." For fiscal year 2024, our Named Executive Officers ("NEOs") were:

- Johanna 'Hanneke' Faber, Chief Executive Officer;

- Guy Gecht, former Interim Chief Executive Officer;

- Bracken Darrell, former President and Chief Executive Officer;

- Charles Boynton, Chief Financial Officer for fiscal year 2024;

- Prakash Arunkundrum, Chief Operating Officer; and

- Samantha Harnett, Chief Legal Officer.

Mr. Darrell resigned from his position as President and Chief Executive Officer and as a member of the Board as of June 13, 2023 and Mr. Gecht served as Interim Chief Executive Officer from June 13, 2023 to December 1, 2023. Ms. Faber was appointed Chief Executive Officer effective December 1, 2023. Mr. Boynton resigned from his position as Chief Financial Officer effective May 17, 2024, to pursue another opportunity. Neither Mr. Darrell nor Mr. Boynton received any severance payments upon termination of their employment relationships.

Executive Summary

The Compensation Committee believes the design of our executive compensation program has met and will continue to meet our goal of providing our executives with market-competitive compensation packages that provide for above-market rewards when Logitech outperforms both our internal goals and the overall market, and limited rewards when Logitech's performance does not meet these objectives. Overall, our Compensation Committee has developed an executive compensation program that it trusts will provide an incentive to drive the Company's performance and reward both our shareholders and our executives.

Fiscal Year 2024 Business Highlights

In fiscal year 2024, Logitech demonstrated strong operational performance, generated solid cash flow, and delivered notable improvement in top-line performance throughout the year.

- External headwinds included adverse impacts of inflation, interest rate and foreign currency fluctuations, changes in fiscal policies, slowdown of economic activity around the world, geopolitical conflicts and lower consumer and enterprise spending.
- We took decisive action in continuing to reduce our operating expenses, which were down nearly $70 million in fiscal year 2024, while continuing to fund research and development.
- Our five-year cumulative total shareholder return ("TSR") for the period from April 1, 2019 to March 31, 2024 outperformed the Russell 3000 Index and the SMI Expanded (the 50 companies with the highest capitalization in the Swiss equity market) for the same period. Our shareholder return over the last five years was 146% as compared to 95% for the Russell 3000 and 24% for the SMI Expanded.

Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report for a more detailed discussion of our fiscal year 2024 financial results.

The graph below shows our TSR and cash returned to shareholders:



Executive Compensation Highlights

Enhancements to Our Compensation Program

In response to our shareholder engagement process (beginning with feedback we received in 2019 as discussed further below), we committed to move all our Named Executive Officers' equity compensation to 100% performance share units ("PSUs"). Due to the requirements and limitations of our maximum aggregate amount of compensation of our Group Management Team under our Articles of Incorporation and Swiss corporate law, we achieved that in fiscal year 2023. Beginning in fiscal year 2023, we shifted our annual equity compensation for Named Executive Officers to 100% PSUs.

Commitment to ESG

Beginning in fiscal year 2022, and continuing through our current fiscal year 2024, we have incorporated an ESG scorecard that counts towards 10% of our annual incentive plan. The ESG scorecard is assessed as a composite based on three dimensions: net carbon reduction, carbon labeling, and designing for sustainability.

Changes Undertaken Based on Shareholder Feedback

In connection with the design of our long-term incentive program the Compensation Committee incorporated feedback we received from our shareholders beginning in 2019, and we regularly reach out to shareholders for their input, as described in the table below.

OUR RESPONSE TO SHAREHOLDER FEEDBACK

What We Heard	Our Actions	Why
Some of our shareholders indicated they prefer that our NEOs' long-term incentive awards be performance-based.	Granted our CEO 100% PSUs since fiscal year 2021 and 100% PSUs for the rest of our NEOs since fiscal year 2023. We eliminated use of service-based RSUs as part of our annual equity grants for our NEOs.	To further strengthen the alignment with shareholders' interests and the pay-for-performance connection.
Some of our shareholders indicated they prefer one-off or replacement awards to be granted with performance conditions.	As a general practice we do not grant one-off awards without performance conditions. However, we do consider such awards when we hire executives to replace forfeited equity from their prior employer as permitted under Swiss corporate law.	As a Swiss company, our compensation practices are in compliance with Swiss corporate law which allows replacement of forfeited compensation on a like-for-like value basis.
Some of our shareholders are concerned that the absolute level of compensation for our CEO is too high.	Each year the Compensation Committee engages compensation consultants to provide information and analysis on our compensation program and to assist them in assessing the levels of overall compensation and each element of compensation for our CEO and other Named Executive Officers.	While the compensation levels and pay mix may differ from Swiss standards, the compensation levels of our CEO and other Named Executive Officers are in line with the tech market in Silicon Valley, where we compete for executive talent, and with our compensation peer group.

Summary of Fiscal Year 2024 Compensation Actions

The incentives created by our executive compensation program are designed to attract, retain, and incentivize our executive team in order to stay competitive in our industry and to drive strong performance. They have contributed to our growth and shareholder value creation and demonstrate our commitment to pay-for-performance.

Below is a summary of the key compensation related actions and outcomes from fiscal year 2024, which we believe in the aggregate demonstrate our strong commitment to pay-for-performance:

- *New Chief Executive Officer*: Johanna 'Hanneke' Faber joined Logitech as Chief Executive Officer effective on December 1, 2023. Her compensation package was finalized following a robust review process taking into account, amongst others, peer compensation data, trajectory of the Company's growth, strategic objectives, and individual skill set. She received a one-off replacement cash payment (the "Replacement Amount") and replacement award of service-based RSUs (the "Replacement Award") to compensate for forfeited equity from her prior employer on a like-for-like value basis as part of her hire package. She was not awarded any fiscal year 2024 PSU awards in light of her start date and the short length of service during fiscal year 2024. Both her base salary and annual cash bonus were prorated based on the length of her tenure.

- *Base Salary Increases*: We provided base salary increases to our Chief Operating Officer and Chief Legal Officer based on a thorough review taking into account U.S. market practices, peer group market analysis, and evolvement of the role complexities. No other Named Executive Officers received any base salary increases in fiscal year 2024.

- *Maintained All Previous Annual Bonus Plan Metrics to Ensure Alignment with Key Value Drivers of our Business*: To ensure our Named Executive Officers remained focused in fiscal year 2024 on growing revenue, effective cost management, and increasing profitability, we retained our fiscal year 2023 metrics and relative weightings in our Bonus Plan.

- *Bonus Outcome Consistent with Company Performance*: Our overall achievement relative to target was 143%, due to our strong performance against our revenue in constant currency, non-GAAP operating income and ESG scorecard metrics. The bonus payout was capped at 120% (see "Compensation Elements" below for more information).

- *Redesigned Performance-based Equity Incentive Awards*: We redesigned our performance-based equity incentive awards to include non-GAAP operating income as a separate primary metric with equal weighting to revenue growth to better reflect our strategic objectives.

- *No Fiscal Year 2022-2024 PSU Earned*: Our fiscal year 2022-2024 PSU awards did not meet the minimum performance targets due to negative revenue growth for the performance period, and thus did not vest.

Our fiscal year 2024 compensation actions and outcomes for our executive officers are further described in the table below. The equity awards granted to our executive officers in fiscal year 2024 will vest only upon satisfaction of performance conditions.

Named Executive Officer	FY 2024 Base Salary Increase from FY 2023	FY 2024 Annual Bonus as a Percentage of Target Bonus	FY 2022-2024 PSU Vesting Level[1]	FY 2024 Annual PSU Awards Grant Date Approved Value[2,4]
Johanna 'Hanneke' Faber[3], Chief Executive Officer	n/a	120%	n/a	n/a
Guy Gecht, former Interim Chief Executive Officer	n/a	120%	n/a	n/a
Bracken Darrell, former President and Chief Executive Officer	—%	—%	—%	$ 7,500,000
Charles Boynton, Chief Financial Officer	—%	120%	n/a	$ 4,050,000
Prakash Arunkundrum, Chief Operating Officer	10%	120%	—%	$ 3,200,000
Samantha Harnett, Chief Legal Officer	5%	120%	—%	$ 2,700,000

(1) *The fiscal year 2022-2024 PSU awards did not meet the minimum performance targets and thus did not vest.*

(2) *Reflects equity grant value approved by the Compensation Committee for each NEO differing from the stock awards value reflected in the "Summary Compensation Table for Fiscal Year 2024" below, which represents the aggregate grant date fair value of stock awards under the SEC rules.*

(3) *Ms. Faber's fiscal year 2024 annual bonus was paid on a prorated basis.*

(4) *Fiscal year 2024 stock awards include additional one-off PSU grants awarded to our NEOs (other than the CEO) during the CEO transition period (as further described under "Compensation Elements" below.*

Emphasis on Performance-Based Compensation

The annual compensation of our Named Executive Officers varies from year to year based on our corporate financial and operational results and individual performance. Our executive compensation program emphasizes "variable" performance-based pay over "fixed" pay and seeks to balance short-term and long-term incentives as well as performance-based and service-based incentives.

In fiscal year 2024, the majority (82%) of the target total direct compensation of our former and current CEO consisted of performance-based pay, including cash eligible to be earned based on achievement of pre-established performance criteria under our annual bonus plan and performance-based equity awards granted as long-term incentives for which value is based on achievement of pre-established performance criteria. Fixed pay, primarily consisting of base salary, made up only 18% of our current and former CEOs target total direct compensation in fiscal year 2024.

The following chart shows the percentages of target performance-based pay versus target "fixed" pay and the composition of long-term equity incentives awarded to our current CEO and former CEO for fiscal year 2024. This does not include the one-off Replacement Amount and Replacement Award granted to our current CEO. While our CEO compensation typically has a higher percentage of pay at risk, for fiscal year 2024, the compensation of our CEO is based on an aggregate of 2 different individuals (Johanna 'Hanneke' Faber and Bracken Darrell) and does not accurately reflect at risk pay.


Base
18%
82%
Performance based
STI
23%
PSU
59%
100% PSUs
Base Salary
Short Term Incentive
Long Term Equity Incentive- Performance Restricted Stock

This same philosophy was applied to our other Named Executive Officers. The following chart shows the percentages of target performance-based pay versus target "fixed" pay for fiscal year 2024:


Base
13%
STI
11%
87%
Performance based
PSU
76%
100% PSUs
Base Salary
Short Term Incentive
Long Term Equity Incentive- Performance Restricted Stock

Executive Compensation Best Practices

We strive to maintain sound executive compensation policies and practices, including compensation-related corporate governance standards, consistent with our executive compensation philosophy. We have the following executive compensation policies and practices in place, including both those that we have implemented to drive performance and those that either prohibit or minimize behaviors that we do not believe serve our shareholders' long-term interests.

What We Do

✓ **Compensation Committee Independence –** Our Board of Directors maintains a Compensation Committee which is composed solely of independent directors.

✓ **Independent Compensation Committee Advisors –** The Compensation Committee engages and retains its own independent advisors and reviews their independence annually.

✓ **Annual Compensation Review –** The Compensation Committee conducts an annual review of our executive compensation philosophy and strategy, including a review of the compensation peer group and other information used for comparative purposes.

✓ **Compensation-Related Risk Assessment –** The Compensation Committee conducts an annual evaluation of our compensation programs, policies, and practices, to ensure that they are designed to reflect an appropriate level of risk-taking but do not encourage our Named Executive Officers and other employees to take excessive or unnecessary risks that could have a material adverse impact on the Company.

✓ **Emphasize Performance-based Incentive Compensation –** The Compensation Committee designs our executive compensation program to use performance-based short-term and long-term incentive compensation awards to align the interests of our Named Executive Officers with the interests of our shareholders. Beginning in fiscal year 2023, all Named Executive Officers were granted 100% PSUs and the use of service-based RSUs in the annual equity grant was eliminated for all Named Executive Officers.

✓ **Emphasize Long-Term Equity Compensation –** The Compensation Committee uses equity awards to deliver long-term incentive compensation opportunities to our Named Executive Officers. These equity awards vest or may be earned over multi-year periods, which better serves our long-term value creation goals and retention objectives.

✓ **Limited Executive Perquisites –** We generally do not provide perquisites or other personal benefits to our Named Executive Officers. The Named Executive Officers generally participate in our health and welfare benefit programs on the same basis as all of our employees.

✓ **Stock Ownership Policy –** We maintain a stock ownership policy for our directors, Named Executive Officers and other executive officers which requires each of them to own a specified amount of our registered shares as a multiple of their base salary or annual board retainer.

✓ **Compensation Recovery Policy –** We have adopted a compensation recovery policy, effective October 1, 2023, that provides for the recoupment of erroneously awarded incentive-based compensation from our Section 16 officers in accordance with the new SEC and Nasdaq Listing Standards implemented pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act").

✓ **"Double-Trigger" Change in Control Arrangements in Equity Award Agreements –** The post-employment equity compensation arrangements for our Named Executive Officers are based on a "double-trigger" arrangement that provides for acceleration of vesting of equity only in the event of (i) a change in control of the Company and (ii) a qualifying termination of employment. As noted below, we do not provide any cash payment related to termination of employment or change in control.

✓ **Prohibition on Hedging, Pledging and Short Sales –** Under our Insider Trading Policy, we prohibit our members of the Board of Directors, Named Executive Officers, and other executive officers from any short sales, transactions in derivatives, hedging, and pledging of Logitech securities.

✓ **Succession Planning –** Our Board of Directors reviews on an annual basis our succession strategies and plans for our most critical positions.

What We Do Not Do

✘ **No Severance or Change in Control Arrangements –** To comply with Swiss corporate law, we have no severance or change in control arrangements (other than acceleration of vesting of equity awards as provided in our equity award agreements) for our Named Executive Officers.

✘ **No Special Retirement Programs –** Other than our Section 401(k) plan generally available to all employees in the U.S. and our Swiss statutory pension plan provided to all employees in Switzerland as required by Swiss law, we do not offer defined benefit or contribution retirement plans or arrangements for our Named Executive Officers.

✘ **No Tax "Gross-Ups" or Payments –** We do not provide any "gross-ups" or tax payments in connection with any compensation element for our Named Executive Officers, other than for our standard relocation benefits. This means we do not provide any excise tax "gross-up" or tax reimbursement in connection with any change in control payments or benefits.

✘ **No Unearned Dividends –** We do not pay dividends or dividend equivalents on unvested or unearned restricted stock unit or performance-based restricted stock unit awards.

✘ **No Stock Option Repricing –** We do not reprice options to purchase our registered shares without shareholder approval.

✘ **No Stock Option Awards –** We do not grant stock option awards to our Named Executive Officers.

Say-on-Pay

As required under the U.S. securities laws, Logitech provides our shareholders the opportunity to cast annually say-on-pay advisory votes on executive compensation ("Say-on-Pay"), as reflected in *Proposal 2 – Advisory Vote to Approve Named Executive Officers Compensation for Fiscal Year 2024*. We remain committed to providing clear and thorough disclosure on our executive compensation practices and actions, and our Compensation Committee will continue to carefully consider the voting results as well as the feedback received through our regular shareholder outreach and engagement process.

Beginning in 2015, in compliance with applicable Swiss law, we implemented annual binding shareholder votes on the maximum aggregate compensation amounts for our Board of Directors and for our Group Management Team consistent with the compensation structure that shareholders approved in amendments to our Articles of Incorporation at our 2014 Annual General Meeting.

At our 2022 Annual General Meeting, shareholders approved the below maximum aggregate amounts of compensation for the Group Management Team and for the Board of Directors. The total actual compensation amounts paid compared to the amounts approved were as follows:

	Period	Approved Maximum Aggregate Compensation	Actual Aggregate Compensation
Group Management Team [1,2,3]	Fiscal year 2024	$24,900,000	$30,944,436
Board of Directors	2022-2023 Board Year	CHF3,900,000	CHF3,404,720

(1) *Approved maximum aggregate compensation amount based on six Group Management Team members.*

(2) *As permitted by article 19 quinquies of Logitech's Articles of Incorporation, an amount equal to $6,044,436 (calculated based on the 12 month average (April 2023 to March 2024 exchange rate) of 1.12599) of Ms. Faber's fiscal year 2024 compensation was covered by the "additional amount."*

(3) *The actual aggregate compensation includes Mr. Darrell's entire PSU grant at grant date fair value. Due to satisfying the age and tenure requirements under the terms of the Logitech International S.A. 2006 Stock Incentive Plan (the "2006 Stock Incentive Plan"), Mr. Darrell's PSU grants will continue to vest on a prorated basis subject to the achievement by the Company of certain performance metrics.*

At our 2023 Annual General Meeting, 84.38% of the votes cast on our annual Say-on-Pay proposal supported the compensation of our Named Executive Officers, 83.7% approved the maximum aggregate amount of compensation of our Group Management Team for fiscal year 2025 and 96.8% approved the maximum aggregate amount of compensation for the Board of Directors for the 2023 to 2024 Board Year.

Shareholder Engagement

Logitech's relationship with its shareholders is a critical part of our Company's success and we have a long tradition of transparency and responsiveness to shareholder perspectives. The Compensation Committee was mindful of shareholder support for our pay-for-performance compensation philosophy in maintaining our general compensation practices and setting fiscal year 2024 compensation for our Named Executive Officers. Our CEO and CFO regularly speak with our shareholders about the Company, our performance and strategy, our corporate governance, and environmental and social matters and communicate any feedback on our executive compensation back to the Compensation Committee. Our Chairperson of the Board of Directors, our Chairperson of the Compensation Committee and other members of the Compensation Committee are also periodically involved in shareholder outreach and participated in such discussions in fiscal year 2024. The Compensation Committee considers and seeks to incorporate this feedback when designing our compensation programs and making compensation decisions.

In response to investor feedback since 2019, we have:

▪ Continued to structure our compensation program to support a strong pay-for-performance alignment;

▪ Changed the mix of long-term equity awards for our CEO to 100% PSUs with three-year cliff vesting beginning with fiscal year 2021;

▪ Changed the mix of long-term equity awards for the rest of our Named Executive Officers to 100% PSUs with three-year cliff vesting beginning with fiscal year 2023; and

▪ Added a strategic ESG component to our annual incentive plan in fiscal year 2022.

In fiscal year 2024 we reached out to our top 20 institutional shareholders, representing over one-third of our outstanding shares. Our Compensation Committee balanced the feedback received, Logitech's performance, and the U.S. market peer group compensation to review our compensation program.

We will continue to engage with our shareholders to gain valuable insights into the governance and compensation issues about which they care most and consider the results from this year's and future advisory and binding votes on executive compensation.

For more information regarding our annual Say-on-Pay proposal for fiscal year 2024 and our binding votes on aggregate compensation, see *Proposal 2 – Advisory Vote to Approve Named Executive Officers Compensation for Fiscal Year* 2024*, Proposal 10 – Approval of Compensation for the Board of Directors for the 2024 to 2025 Board Year and Proposal 11 – Approval of Compensation for the Group Management Team for Fiscal Year 2026*.

Compensation Philosophy and Guiding Principles

We have designed our executive compensation program to:

• provide compensation sufficient to attract and retain the level of talent needed to create and manage an innovative, high-growth, global company in highly competitive and rapidly evolving markets;

• support a performance-oriented culture;

• place most of the total compensation at risk based on the Company's performance, while maintaining controls over inappropriate risk-taking by factoring in both annual and long-term performance;

• provide a balance between short-term and long-term objectives and results;

• align executive compensation with shareholders' interests by tying a significant portion of compensation to increasing share value; and

• reflect the executive's role and past performance through base salary and short-term cash incentives, and his or her potential for future contribution through long-term equity incentive awards.

However, while compensation is a central part of attracting, retaining, and motivating the best executives and employees, we believe it is not the sole or exclusive reason why exceptional executives or employees choose to join and stay at Logitech, or why they work hard to achieve results for our shareholders and other stakeholders. In this regard, both the Compensation Committee and management believe that providing a working environment and opportunities in which executives and employees can develop, express their individual potential, and make a difference are also a key part of Logitech's success in attracting, motivating, and retaining executives and employees.

The Compensation Committee periodically reviews and analyzes market trends and the prevalence of various compensation delivery vehicles and adjusts the design and operation of our executive compensation program from time to time as it deems necessary or appropriate. In designing and implementing the various elements of our executive compensation program, the Compensation Committee considers market and industry practices, as well as our compensation structure's tax efficiency and its impact on our financial condition. While the Compensation Committee considers all of these factors in its deliberations, it places no formal weighting on any one factor.

The Compensation Committee evaluates our compensation philosophy and program objectives on an annual basis or more frequently as circumstances require.

Compensation-Setting Process

Role of the Compensation Committee

The Compensation Committee, among its other responsibilities, establishes our overall compensation philosophy and reviews and approves our executive compensation program, including the specific compensation of our Named Executive Officers. The Compensation Committee has the authority to retain compensation consultants and other advisors, including legal counsel, to assist in carrying out its responsibilities. The Compensation Committee's authority, duties, and responsibilities are described in its charter, which is reviewed annually and updated as warranted. The charter is available on our Company website at *http://ir.logitech.com*.

While the Compensation Committee determines our overall compensation philosophy and approves the compensation of our Named Executive Officers, it considers the recommendations of its compensation consultants and other advisors, as well as our CEO, our CFO, our Head of People & Culture, and our compensation department. The Compensation Committee makes all final decisions regarding executive compensation, including base salary levels, target annual cash bonus opportunities, actual cash bonus payments, and long-term incentives in the form of equity awards. The Compensation Committee meets on a regularly-scheduled basis and at other times as needed. The Compensation Committee periodically reviews compensation matters with our Board of Directors. The Chairperson of the Compensation Committee reports to the Board of Directors on the activities of the Compensation Committee at quarterly board meetings, and the minutes of the Compensation Committee meetings are available to the members of the Board of Directors.

Before the beginning of each fiscal year, the Compensation Committee reviews our executive compensation program to assess whether our compensation elements, actions, and decisions (i) are properly coordinated, (ii) are aligned with our vision, mission, values, and corporate goals, (iii) provide appropriate short-term and long-term incentives for our Named Executive Officers, (iv) achieve their intended purposes, and (v) are competitive with the compensation of executives in comparable positions at the companies with which we compete for executive talent. Following this assessment, the Compensation Committee makes any necessary or appropriate modifications to our existing plans and arrangements or adopts new plans or arrangements.

The Compensation Committee also conducts an annual review of our executive compensation strategy to ensure that it is appropriately aligned with our business strategy and achieving our desired objectives. Further, the Compensation Committee reviews market trends and changes in competitive compensation practices, as further described below.

The factors considered by the Compensation Committee in determining the compensation of our executive officers for fiscal year 2024 included:

- each individual Named Executive Officer's performance and their contribution to a high-performing leadership team;

- each individual Named Executive Officer's skills, experience, qualifications and marketability;

- the Company's performance against financial goals and objectives;

- the Company's performance relative to both industry competitors and its compensation peer group;

- the positioning of the amount of each Named Executive Officer's compensation in a ranking of peer compensation;

- the compensation practices of the Company's peer group;

- the alignment to shareholder interests;

- balancing the compensation requirements and practices of a dual listed Swiss and U.S. multinational technology company;

- maintaining a diverse and inclusive environment that provides a competitive edge through varied insights; and

- the recommendations of our CEO (except with respect to the CEO's own compensation) as described below.

The Compensation Committee did not weigh these factors in any predetermined or formulaic manner in making its decisions. The members of the Compensation Committee considered this information in light of their individual experience, knowledge of the Company, knowledge of each Named Executive Officer, knowledge of the competitive market, and business judgment in making their decisions regarding executive compensation and our executive compensation program.

As part of this process, our Chairperson of the Board of Directors works closely with the Compensation Committee in determining the compensation of our CEO. The non-employee members of the Board of Directors evaluate the performance of our CEO each year and the Compensation Committee incorporates that evaluation in its decisions regarding base salary adjustments, target annual cash bonus opportunities, actual cash bonus payments, and long-term incentives in the form of equity awards. None of our Named Executive Officers, including our CEO, is present during any of the decision making regarding his or her own compensation.

Role of our CEO

Our CEO works closely with the Compensation Committee in determining the compensation of our Named Executive Officers and other executive officers. Typically, our CEO works with the Compensation Committee to recommend the structure of the annual bonus plan, to identify and develop corporate performance objectives for such plan, and to evaluate actual performance against the selected measures. Our CEO also works with the Compensation Committee to determine the appropriate form and performance goals for our equity compensation program.

At the beginning of each year, our CEO reviews the prior year's performance of our Named Executive Officers and other executive officers who report to the CEO and then makes recommendations to the Compensation Committee for each element of compensation. Based on evaluation of each Named Executive Officer's and other executive officer's performance and taking into consideration historical compensation awards to our executive officers and our corporate performance during the preceding year, these recommendations cover base salary adjustments, target annual cash bonus opportunities, actual bonus payments, and long-term incentives in the form of equity awards for each of our Named Executive Officers and other executive officers (other than the CEO) based on our results, the individual Named Executive Officer's and other executive officer's contribution to these results, and the Named Executive Officer's and other executive officer's performance toward achieving the Named Executive Officer's and other executive officer's individual performance goals. The Compensation Committee then reviews these recommendations and makes decisions as to the target total direct compensation of each Named Executive Officers and other executive officer, as well as each individual compensation element.

While the Compensation Committee considers our CEO's recommendations, as well as the competitive market analysis prepared by its compensation consultants, these recommendations and market data serve as only two of several factors in making its decisions with respect to the compensation of our Named Executive Officers and other executive officers. Ultimately, the Compensation Committee applies its own business judgment and experience to determine the individual compensation elements and amount of each element for our Named Executive Officers and other executive officers. Moreover, no Named Executive Officer and other executive officer participates in the determination of the amounts or elements of his or her own compensation.

Role of Compensation Consultants

Pursuant to its charter, the Compensation Committee has the authority to engage its own compensation consultants and other advisors, including legal counsel, as it determines in its sole discretion, to assist in carrying out its responsibilities. The Compensation Committee makes all determinations regarding the engagement, fees, and services of these advisors, and any such advisor reports directly to the Compensation Committee. The Compensation Committee may replace its compensation consultants or hire additional advisors at any time.

In fiscal year 2024, pursuant to this authority, the Compensation Committee engaged Compensia, Inc., a U.S. compensation consulting firm, and PwC Switzerland. The Compensation Committee engages compensation consultants to provide information, analysis, and other assistance relating to our executive compensation program on an ongoing basis. The nature and scope of the services provided to the Compensation Committee by the independent compensation consultants in fiscal year 2024 were as follows:

• reviewed and recommended updates to the compensation peer group;

• provided advice with respect to compensation best practices and market trends for Named Executive Officers and members of our Board of Directors;

• conducted an analysis of the levels of overall compensation and each element of compensation for our Named Executive Officers;

• conducted an analysis of the levels of overall compensation and each element of compensation for the members of our Board of Directors;

• conducted a compensation risk assessment;

• assisted in our equity compensation strategy; and

• provided legislative updates and ad hoc advice and support on compensation matters throughout the year.

The independent compensation consultants attend Compensation Committee meetings regularly and as requested and also communicate with the Compensation Committee outside of meetings. The compensation consultants report to the Compensation Committee rather than to management, although they typically meet with members of management, including our CEO and members of our executive compensation staff, for purposes of understanding proposals that management may make to the Compensation Committee.

The Compensation Committee has assessed the independence of the compensation consultants taking into account, among other things, the six independence-related factors as set forth in Exchange Act Rule 10C-1 issued by the SEC under the Dodd–Frank Act and the enhanced independence standards and factors set forth in the applicable listing standards of the Nasdaq Stock Market, and has concluded that its relationship with each independent compensation consultant and the work of each of them on behalf of the Compensation Committee has not raised any conflict of interest. In addition to the services mentioned above, Compensia has not provided any other services to us and has not received compensation other than with respect to the services described above. PwC provided accounting consulting services to the Company and received total fees less than $120,000 for such additional services during our fiscal year 2024.

Compensation Peer Group

As part of its deliberations, the Compensation Committee considers competitive market data on executive compensation levels and practices and a related analysis of such data. This data is drawn from a select group of peer companies developed by the Compensation Committee, as well as compensation survey data.

For fiscal year 2024, at the direction of the Compensation Committee, Compensia evaluated the existing compensation peer group and used the criteria set forth in the following table to objectively identify companies for inclusion in the group:

Criteria	Rationale
Industry	We compete for talent with companies in the technology industry.
Financial Scope	Our Named Executive Officers and other executive officer compensation should be similar to senior managers at companies that have comparable financial characteristics including revenue and market capitalization.
Other Factors	As appropriate, we utilize additional refinement criteria (objective or subjective) such as revenue growth, profitability, valuation, headcount, or business model.
	U.S. publicly traded companies. Although we are a Swiss company, we compete for executive management talent with technology companies in the United States, and particularly in the high-technology area of Silicon Valley.

Based on these criteria, the Compensation Committee selected the following peer group of 20 publicly-traded companies, which it subsequently approved and then used as a reference when making compensation decisions with respect to setting compensation for fiscal year 2024:

Arista Networks, Inc.	Juniper Networks, Inc.	Skyworks Solutions, Inc.
Ciena Corporation	Keysight Technologies, Inc.	Super Micro Computer, Inc.
Coherent Corp.	NCR Voyix Corporation	Teradyne, Inc.
Electronic Arts Inc.	NetApp, Inc.	Trimble Inc.
F5, Inc.	Pure Storage, Inc.	Vertiv Holdings Co
Garmin Ltd.	Qorvo, Inc.	Zebra Technologies Corporation
Hubbell Incorporated	Sensata Technologies Holding plc	

Citrix Systems and Nuance Communications were removed from our peer group because they were acquired. These companies were replaced by Coherent and Super Micro Computer because they were aligned with our selection criteria.

The following table sets forth the revenue and market capitalization of the fiscal year 2024 compensation peer group as of October 2022 as compared to the same data for Logitech:

(in millions)	Revenue	Market Capitalization
75th Percentile	$5,301	$14,874
50th Percentile	$4,761	$10,443
25th Percentile	$3,653	$6,270
Logitech	$5,329	$7,798
Percentile Rank	76%	30%

The table reflects available revenue information for four quarters as of October 11, 2022 and 30-day average market capitalization as of October 11, 2022, as provided by Compensia.

The market analysis provided by Compensia, and considered by the Compensation Committee in its review of our Named Executive Officers' compensation, compares Logitech to multiple sources of data: the compensation peer group described above and a broad custom survey of similarly sized technology companies. The broad technology survey data, which is necessary to provide market data where we do not have publicly disclosed information from our peers, is made up of companies that participated in the Radford Global Technology Survey with comparable revenue and market profile to the compensation peer group.

The Compensation Committee believes that information regarding the compensation practices at other companies is useful in at least two respects: First, the Compensation Committee recognizes that our compensation policies and practices must be competitive in the marketplace. Second, this information is useful in assessing the reasonableness and appropriateness of individual executive compensation elements and of our overall executive compensation packages. This information is only one of several factors (as described above) that the Compensation Committee considers, however, in making its decisions with respect to the compensation of our Named Executive Officers.

Compensation Elements

The three primary elements of our executive compensation programs are (1) base salary, (2) annual cash bonus opportunities, and (3) long-term incentives in the form of equity awards, as described below:

	Base Salary	Annual Cash Bonuses	Long-term Equity Incentive Awards
What this compensation element rewards	Individual performance, level of experience, and contributions	Achievement of pre-established short-term corporate performance objectives, as well as management objectives and individual contributions	Achievement of pre-established corporate performance objectives designed to enhance long-term shareholder value and attract, retain, motivate, and reward executive officers over extended periods for achieving important corporate objectives
Purpose and Key Features of Element	Provides competitive level of fixed compensation determined by the market value of the position, with actual base salaries established based on the facts and circumstances of each executive officer and each individual position	Performance levels are established to motivate our executive officers to achieve or exceed performance objectives For fiscal year 2024, payouts for corporate performance objectives could range from 0% to 200%, depending on actual achievement	Provide a variable "at risk" pay opportunity that aligns executive and shareholder interests through annual equity awards that vest or are earned over multiple years Because the ultimate value of these equity awards is directly related to the market price of our registered shares, and the awards are only earned over an extended period of time subject to vesting, they serve to focus executives on the creation and maintenance of long-term shareholder value Vesting requirements promote retention
Form of Payment	Cash	Cash	Our NEOs receive 100% PSUs with vesting following a three-year performance period
Performance Measures		45% revenue (constant currency) 45% non-GAAP operating income 10% ESG Scorecard	Primary Metric: • 50% revenue growth in constant currency (based on average of fiscal year 2025 and 2026 growth %) • 50% three-year non-GAAP operating income (cumulative $) Modifier: three-year relative TSR versus Russell 3000 The performance metrics were updated in fiscal year 2024 to include non-GAAP operating income as a separate profitability metric with equal weighting to the revenue growth metric. The change was made in response to low visibility of the market conditions and in light of macro economic uncertainty in the short term, to additionally incentivize a focus on profit and actions under management's direct control with the intent of providing best outcomes for shareholders in the long term. The Compensation Committee will continue to review our executive compensation program to ensure it is fit for purpose and to align with our new CEO's strategy

Each of these compensation elements is discussed in greater detail below, including a description of the particular element, how each element fits into our overall executive compensation program, and a discussion of the amounts of compensation paid to our Named Executive Officers in fiscal year 2024 under each of these elements. Our Named Executive Officers also participate in the standard employee benefit plans available to most of our employees.

Base Salary

We believe that a competitive base salary is a necessary element of our executive compensation program, so that we can attract and retain a stable management team. Base salaries for our Named Executive Officers and other executive officers are also intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent, as well as equitable across the executive team.

Generally, we establish the initial base salaries of our Named Executive Officers through arm's-length negotiation at the time we hire the individual Named Executive Officer, taking into account his or her position, qualifications, experience, competitive and market considerations, and the base salaries of our other Named Executive Officers.

Thereafter, the Compensation Committee reviews the base salaries of our Named Executive Officers and other executive officers annually and makes adjustments to base salaries as it determines to be necessary or appropriate.

In fiscal year 2024, the Compensation Committee conducted a thorough review of the base salaries of our Named Executive Officers, taking into consideration a competitive market analysis performed by Compensia, the scope of each Named Executive Officer's role and contribution to performance, changes in role complexities, U.S. market practices and the recommendations of our CEO (except with respect to the CEO's own base salary), as well as the other factors described above. Following this review, the Compensation Committee adjusted the salaries of Mr. Arunkundrum and Ms. Harnett to remain competitive with our peer groups. We follow U.S. market practice with respect to our executive compensation given that the majority of our Named Executive Officers are based in the U.S. to remain competitive in the talent market in our highly competitive industry.

The base salary of our CEO, Johanna 'Hanneke' Faber, was determined based on a competitive market analysis performed by Compensia. Our Compensation Committee considered not only a competitive market analysis, but also factors such as the surrounding market conditions and sentiment, the trajectory of the Company's growth, strategic objectives, individual competence and skill set, scarcity of talent, evolvement in role complexities and geographical spread of the Company. The remuneration for our new CEO was finalized following a robust review process to ensure that it is positioned to competitive compensation (not exceeding peer group pay levels) and structured to align with long-term shareholder value creation. Ms. Faber's annualized base salary is $1,350,000, converted to Swiss Francs, while she is based in Switzerland (based on the December 1, 2023 exchange rate).

The base salaries of our executive officers for fiscal year 2024 were as follows:

Named Executive Officer	Fiscal Year 2024 Base Salary[1]	Fiscal Year 2023 Base Salary	Percentage Adjustment
Johanna 'Hanneke' Faber, Chief Executive Officer	$1,350,000	n/a	n/a
Guy Gecht, former Interim Chief Executive Officer	$1,000,000	n/a	n/a
Bracken Darrell, former President and Chief Executive Officer	$1,000,000	$1,000,000	—%
Charles Boynton, Chief Financial Officer[2]	$600,000	$600,000	—%
Prakash Arunkundrum, Chief Operating Officer	$575,000	$525,000	10%
Samantha Harnett, Chief Legal Officer	$550,000	$525,000	5%

(1) Base salaries are annualized. Johanna 'Hanneke' Faber, Guy Gecht and Bracken Darrell received prorated base salaries based on their length of service.

(2) Mr. Boynton resigned from his position as Chief Financial Officer and member of the Group Management Team, effective May 17, 2024.

The actual base salaries of our Named Executive Officers during fiscal year 2024 are set forth in the "Summary Compensation Table for Fiscal Year 2024" below.

Annual Cash Bonuses

We use annual cash bonuses to motivate our Named Executive Officers to achieve our short-term financial and operational objectives while making progress towards our longer-term growth and other goals. Consistent with our executive compensation philosophy, these annual cash bonuses are intended to help us to deliver a competitive total compensation opportunity to our Named Executive Officers. Annual cash bonuses are entirely performance-based, are not guaranteed, and may vary materially from year-to-year.

Typically, the Compensation Committee establishes cash bonus opportunities pursuant to a formal cash bonus plan that measures and rewards our executive officers for our actual corporate and their individual performance over our fiscal year. The cash bonus plan is designed to pay above-target bonuses when we exceed our annual corporate objectives and below-target bonuses or no bonus when we do not achieve these objectives.

In fiscal year 2024, the Compensation Committee determined cash bonus opportunities for our executive officers pursuant to the cash bonus plan for fiscal year 2024 under the Logitech Management Performance Bonus Plan (the "Bonus Plan"). Under the Bonus Plan, the Compensation Committee had the authority to select the performance measures and related target levels applicable to the annual cash bonus opportunities for our Named Executive Officers.

For fiscal year 2024, the target annual cash bonus opportunities for each of our Named Executive Officers under the Bonus Plan, expressed as a percentage of his or her annual base salary, were as follows (Johanna 'Hanneke' Faber's and Guy Gecht's actual cash bonus opportunities were prorated based on their length of service during the fiscal year. Ms. Faber's fiscal year 2024 prorated target bonus amount was $562,500 and Mr. Gecht's fiscal year 2024 prorated target bonus amount was $584,016. Bracken Darrell forfeited his cash bonus opportunity upon termination of the employment relationship):

Named Executive Officer	Annual Base Salary	Target Bonus Opportunity (as a percentage of base salary)	Target Bonus Opportunity ($)
Johanna 'Hanneke' Faber, Chief Executive Officer	$1,350,000	125%	$1,687,500
Guy Gecht, former Interim Chief Executive Officer	$1,000,000	125%	$1,250,000
Bracken Darrell, former President and Chief Executive Officer	$1,000,000	125%	$1,250,000
Charles Boynton, Chief Financial Officer	$600,000	90%	$540,000
Prakash Arunkundrum, Chief Operating Officer	$575,000	80%	$460,000
Samantha Harnett, Chief Legal Officer	$550,000	80%	$440,000

In setting the amount of the target annual cash bonus opportunities, the Compensation Committee takes into account competitive market data, the individual's role and contribution to performance, as well as the other factors described above.

Corporate Performance Objectives

For purposes of the Bonus Plan, the Compensation Committee continued to use revenue (in constant currency) and non-GAAP operating income as corporate performance measures for fiscal year 2024. The Compensation Committee believed these performance measures were appropriate for our business because they provided a balance between growing our business, generating revenue, managing our expenses, and increasing profitability, which it believes most directly influences long-term shareholder value. The Compensation Committee established target performance levels for each of these measures at levels that it believed to be challenging, but attainable, through the successful execution of our Board-approved annual operating plan.

Beginning in fiscal year 2022, we have incorporated an ESG scorecard that will be assessed as a composite based on three metrics: net carbon reduction, labeling the carbon footprint of our products, and design for sustainability principles.

For purposes of the Bonus Plan, the corporate performance measures and their weightings were to be calculated as follows:

45% REVENUE (CC)	Net sales measured in "constant currency" (CC), which excludes the impact of currency exchange rate fluctuations. The target constant currency sales are calculated by translating sales in each local currency at the forecast exchange rate for that currency at the beginning of the performance period. The actual revenue in the performance period is translated in each local currency using the same forecast exchange rate to determine the performance achievement against the performance target. For additional information regarding "constant currency" sales, please refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report.
45% NON-GAAP OPERATING INCOME	U.S. GAAP operating income from continuing operations, excluding share-based compensation expense, amortization and impairment of intangible assets, acquisition-related costs, change in fair value of contingent consideration for business acquisition, restructuring charges (credits), and other items.
10% ESG SCORECARD	A composite ESG metric based on three metrics: net carbon reduction, carbon labeling of our products, and design for sustainability principles.

For any bonus payment to be made under the fiscal year 2024 Bonus Plan, the threshold performance requirements had to be met for each of the corporate performance measures. For the financial metrics, in the event of actual performance between the threshold and target, and target and maximum performance levels, the payment amount was to be calculated ratably between each designated segment determined by straight-line interpolation. The ESG scorecard is assessed by the Compensation Committee against pre-determined standards for each item and a composite score is determined between 0% and 200%.

Individual Performance

In addition to the corporate performance objectives, the result earned under the corporate performance objectives can be adjusted up or down by 25 percentage points for our Named Executive Officers, other than our CEO, based on each Named Executive Officer's individual performance and other factors including diversity, equity and inclusion as reviewed and assessed by our CEO and determined by the Compensation Committee.

2024 Performance Results and Bonus Decisions

For fiscal year 2024, the Compensation Committee established the following threshold, target and maximum performance and payment levels for each of the corporate performance measures under the Bonus Plan and determined that our actual achievement with respect to the corporate financial objectives under the Bonus Plan was as follows:

Fiscal Year 2024 Annual Incentive Plan

Measure	Weight	Threshold	Target	Maximum	Actual
Revenue CC	45%	$3,489M	$4,528M	$4,753M	$4,274M
Performance Level		77%	100%	105%	95%
Payment Level		50%	100%	200%	**96%**
Non-GAAP Operating Income	45%	$400M	$589M	$663M	$699M
Performance Level		68%	100%	113%	119%
Payment Level		70%	100%	200%	**200%**
ESG Scorecard	10%	75%	100%	200%	100%
Overall Result					1.43

Given the uncertain macro-economic market conditions, low visibility and difficulties of accurate prediction at the time of target setting, the Compensation Committee decided to set the target amount at the prior fiscal year 2023 results adjusted for currency with an expanded threshold, which was higher than the Company's fiscal year 2024 outlook.

Our ESG scorecard measures our progress across the following key performance indicators: net carbon reduction, carbon labeling, and designing for sustainability. Our ESG scorecard provides a mechanism to evaluate performance against our ESG goals, which includes our commitment to reducing our Scope 1 and 2 emissions by 85% compared to a 2019 baseline and Scope 3 by 50% compared to a 2021 baseline by 2030. We achieved a 61% reduction in Scope 1 & 2 greenhouse gas emissions since 2019 and 24% of Scope 3 emissions since 2021.

The actual achievement under the Bonus Plan produced a funding percentage, based on the corporate performance measures, at a 143% level. The Compensation Committee capped the potential maximum bonus payout at 120% taking into account, amongst other factors, the understanding that the bonus target metrics were set in a low macro economic visibility environment and also to accommodate the ability to incentivize long term financial results with the one-off PSU grants (as described below) in a period of CEO transition for the Company.

Based on its review of the Company's overall corporate performance, the maximum bonus payout cap, and taking into account the CEO's recommendations with respect to individual performance for the Named Executive Officers, other than the CEO, the Compensation Committee approved bonus payments as follows for our Named Executive Officers for fiscal year 2024:

Named Executive Officer	Target Annual Cash Bonus Opportunity	Actual Annual Cash Bonus Payment	Percentage of Target Annual Cash Bonus Opportunity
Johanna 'Hanneke' Faber, Chief Executive Officer	$ 562,500	$ 675,000	120%
Guy Gecht, former Interim Chief Executive Officer	$ 584,016	$ 700,819	120%
Bracken Darrell, former President and Chief Executive Officer	$ 1,250,000	$ —	—%
Charles Boynton, Chief Financial Officer	$ 540,000	$ 648,000	120%
Prakash Arunkundrum, Chief Operating Officer	$ 460,000	$ 552,000	120%
Samantha Harnett, Chief Legal Officer	$ 440,000	$ 528,000	120%

The Compensation Committee determined that the bonus amounts reflected the achievement in our results during fiscal year 2024 and the resilience of our performance against our ESG scorecard.

- Ms. Faber's bonus amount of $675,000 reflects a prorated amount based on her length of service as CEO. The target cash bonus opportunity also reflects a prorated amount in the table above. Her prorated target amount is $562,500.

- Mr. Darrell forfeited his bonus upon his termination.

- Mr. Gecht's bonus of $700,819 reflects a prorated amount for his role as Interim CEO. The target cash bonus opportunity also reflects a prorated amount in the table above. His prorated target amount is $584,016.

The annual cash bonuses paid to our Named Executive Officers for fiscal year 2024 are set forth in the "Summary Compensation Table for Fiscal Year 2024" below.

Long-Term Equity Incentive Awards

We use long-term equity incentive compensation in the form of equity awards to motivate our Named Executive Officers by providing them with the opportunity to build an equity interest in the Company and to share in the potential appreciation of the value of our registered shares. For annual focal equity grants, we use PSU awards that may be settled for our registered shares as the principal vehicle for delivering long-term incentive compensation opportunities to our Named Executive Officers. Fiscal year 2022 was the last year we granted service-based RSUs to our Named Executive Officers as part of their focal annual equity awards, which will be fully vested in fiscal year 2025; our CEO has received 100% PSUs as his/her annual equity award since fiscal year 2021. In fiscal 2024, in connection with the hiring of our new CEO, Ms. Faber received a Replacement Award to replace the value, like-for-like, of unvested equity awards from her prior employer she forfeited, as described under the heading "Restricted Stock Units" below.

The Compensation Committee views equity awards, whether the awards are subject to service-based vesting requirements or are to be earned based on the attainment of specific performance objectives, as inherently variable since the grant date fair value of these awards may not necessarily be indicative of their value when, and if, our registered shares underlying these awards are ever earned or vested. The Compensation Committee further believes these awards enable us to attract and retain key talent in our industry and align our Named Executive Officers' interests with the long-term interests of our shareholders. For our Named Executive Officers, the Compensation Committee primarily uses PSUs and historically used service-based RSUs because they are less dilutive than stock options.

In fiscal year 2024, the Compensation Committee approved equity awards for our Named Executive Officers in recognition of our financial results and each Named Executive Officer's individual performance for fiscal year 2023 and expected future contributions. In determining the amount of each Named Executive Officer's equity award, the Compensation Committee took into consideration the factors described above. The Compensation Committee considers the dilutive effect of our long-term incentive compensation practices, and the overall impact that these equity awards, as well as awards to other employees, will have on shareholder value. The Compensation Committee also considered the existing equity holdings of each Named Executive Officer, including the current economic value of their unvested equity awards and the ability of these unvested holdings to satisfy our retention objectives. In light of uncertain macro-economic market conditions and impact on the Company of Mr. Darrell's departure after a long tenure and a desire to minimize risk of operational disruptions during the transition and to ensure management stability, we granted a one-off equity award to certain key individuals including our Named Executive Officers (other than the Interim CEO). This incentive award was designed to direct management's focus on two key performance indicators: achievement of inventory turns and cash flow from operations targets over a three-year performance period. The PSU grants awarded to our Named Executive Officers (excluding the Interim CEO) were made with the target grant date fair value indicated, to the following Named Executive Officers: Mr. Boynton ($1,300,059), Mr. Arunkundrum ($1,200,035), and Ms. Harnett ($1,000,051). The maximum payout is capped at 200% and the PSUs will potentially vest on February 15, 2025 and on August 15, 2026. The values of these one-time additional grants are included in the amounts in the table below.

The equity awards granted to our executive officers in fiscal year 2024 were as follows:

Named Executive Officer	Performance Share Units	
	Number of Shares	Grant Date Approved Value[1]
Johanna 'Hanneke' Faber, Chief Executive Officer[2]	n/a	n/a
Guy Gecht, former Interim Chief Executive Officer	n/a	n/a
Bracken Darrell, former President and Chief Executive Officer [3]	107,790	$7,500,000
Charles Boynton, Chief Financial Officer[4]	59,344	$4,050,000
Prakash Arunkundrum, Chief Operating Officer[5]	47,040	$3,200,000
Samantha Harnett, Chief Legal Officer	39,679	$2,700,000

(1) *Reflects equity grant value approved by the Compensation Committee for each NEO which may differ from the stock awards value reflected in the "Summary Compensation Table for Fiscal Year 2024" below, which represents the aggregate grant date fair value of stock awards under the SEC rules. Fiscal year 2024 stock awards include additional PSU grants awarded to our NEOs (other than the CEO) to support company performance and ensure continuity during the CEO transition period.*

(2) *Equity awards do not reflect Ms. Faber's grant of Replacement Award awarded with respect to certain compensation that she forfeited from her prior employer which is described under the heading "Grants of Plan-Based Awards Table for Fiscal Year 2024" below. Given the timing of Ms. Faber's start date, she did not receive a fiscal year 2024 PSU grant. Her PSU grant was awarded with respect to fiscal year 2025 only to align with the full performance period.*

(3) *Due to satisfying the age and tenure requirements under the terms of the Logitech International S.A. 2006 Stock Incentive Plan (the "2006 Stock Incentive Plan"), Mr. Darrell's PSU grants will continue to vest on a prorated basis subject to Logitech achieving certain performance metrics. The remaining outstanding unvested equity grants were forfeited at termination.*

(4) *Mr. Boynton resigned effective May 17, 2024 and, as a result, his entire equity awards were forfeited at termination.*

(5) *There were no changes to the long-term equity compensation of the NEOs during fiscal year 2024 except for Mr. Arunkundrum's. Mr. Arunkundrum's equity awards were increased by 18% to align with market compensation and to compensate for his increased responsibilities.*

Performance-Based Units

The performance-based long-term equity incentives were redesigned in fiscal year 2024 to better reflect our strategic objectives and direction. The fiscal year 2023 design had just one primary metric which was weighted on the average revenue growth over a three-year period, modified by related TSR performance over the same period. The fiscal year 2024 design identifies two strategic metrics (each weighted at a 50%): revenue growth (based on the average of fiscal year 2025 and 2026 growth rates) and non-GAAP operating income (based on a cumulative three-year period). For fiscal year 2023, there was a minimum level of non-GAAP operating income required before any portion of the PSUs could be earned, but the Compensation Committee switched this design to be a separate metric with equal weighting to the revenue growth metrics because of our strategic goal of balancing revenue growth with an increased emphasis on profitable growth. Given the economic uncertainties and to incentivize expense management, the Compensation Committee decided to add non-GAAP operating income as an additional primary metric. The relative TSR modifier remains the same. The target number of PSU awards granted to our Named Executive Officers in fiscal year 2024 is determined at the beginning of a three-year performance period and the number of shares that will vest at the end of the three-year period will range from 0% to 200% of the target number of shares depending on our corporate performance, as measured by:

PRIMARY METRIC	MODIFIER
50% revenue growth measured in constant currency (based on the average of fiscal year 2025 and 2026 growth rates) 50% three-year non-GAAP operating income (cumulative)	Logitech's **relative TSR** rank against the Russell 3000 over the three-year performance period. • Reduces the vesting level if our TSR is below the median. • Enhances the vesting level if our TSR exceeds the median.

The total number of shares that may vest at the end of the three-year period is capped at 200% of the target number of shares.

The Compensation Committee believes that measuring our performance with multiple metrics provides a more complete picture of our performance. The Compensation Committee believes the metric of average revenue growth (in constant currency) will motivate top-line performance while the non-GAAP operating income provides balance on bottom-line operational rigor. The modifying metric of relative TSR is well aligned to shareholders' interest as it focuses on relative share performance against other companies in the Russell 3000 index. The Compensation Committee will continue to review the compensation structure annually.

For purposes of the PSUs, relative TSR reflects (i) the aggregate change in the 30-day average closing price of Logitech shares against the companies in the Russell 3000 (the "TSR Peer Group"), and (ii) the value (if any) returned to shareholders in the form of dividends or similar distributions, assumed to be reinvested in shares when paid, each at the beginning and the end of a three-year performance period.

The vested percentage attributable to each metric is determined by straight-line interpolation between threshold and target or between target and maximum.

The PSUs granted in April 2021 completed the three-year measurement period on March 31, 2024 and our performance resulted in no PSU vesting.

Fiscal Years 2022-2024 PSUs (granted April 15, 2021)

Measure	Threshold	Target	Maximum	Actual
Primary Metric:				
3-Year Weighted Average Revenue Growth (CC)	0%	4%	8%	(3.7)%
Vesting Level	0%	100%	200%	0%
Modifier:				
3-Year relative TSR vs Russell 3000 (percentile rank)	25th and below	50th	75th and above	44th
Modifier Factor on Vesting Level Achieved Under Primary Metric	80%	100%	120%	95%
Gate:				
3-Year cumulative Non-GAAP Operating Income		$1,800M		$2,154M
Overall Result (capped at 200%)				—

Our average stock price at the beginning of the period was $103.20 and our ending average stock price was $93.90 (assuming dividends were reinvested). Therefore, our TSR over the performance period from April 1, 2021 through March 31, 2024 was -9.01% and our stock performed at the 44th percentile relative to the companies in the Russell 3000, which would have resulted in a modifier of 95% if PSUs had been eligible to vest based on revenue growth.

Restricted Stock Unit Awards

We do not grant service-based RSU awards to our Named Executive Officers other than to replace forfeited equity from prior employers in context of new executive hires. In fiscal year 2024, we granted a Replacement Award to our new CEO with a service-based vesting requirement.

Welfare and Health Benefits

We maintain a tax-qualified retirement plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), for our employees in the U.S., including our Named Executive Officers, that provides them with an opportunity to save for retirement on a tax-advantaged basis. We intend for this plan to qualify under Sections 401(a) and 501(a) of the Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until distributed from the plan. In addition, all contributions are deductible by us when made.

All participants' interests in their deferrals are 100% vested when contributed under the plan. In fiscal year 2024, we made matching contributions into the Section 401(k) plan for our employees, including our Named Executive Officers. Under the plan, pre-tax contributions are allocated to each participant's individual account and then invested in selected investment alternatives according to the participants' directions. We also contribute to the Swiss pension plan for our Swiss employees and contribute on the same terms for any Swiss executive officers.

In addition, we generally provide other benefits to our Named Executive Officers on the same basis as all of our full-time employees. These benefits include health, dental and vision benefits, health and dependent care flexible spending accounts, wellness programs, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. We provide vacation and other paid holidays to all employees, including our Named Executive Officers. In the U.S., we have changed from paid time off that would accrue to flexible time off in fiscal year 2024. At that time, we paid out any previously accrued and unused balances to employees in the U.S. Employees in the U.S. will not receive any payments for unused vacation going forward. We also offer our employees the opportunity to participate in the Logitech Employee Share Purchase Plans.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based on regular monitoring of applicable laws and practices, the competitive market and our employees' needs.

Deferred Compensation Plan

Eligible employees, including our Named Executive Officers based in the U.S., may also participate in the Logitech Inc. Deferred Compensation Plan, which is an unfunded and unsecured plan that allow select management employees of Logitech Inc. and Logitech subsidiaries in the United States, who earn more than a threshold amount the opportunity to defer the receipt of up to 80% of their base salary and up to 90% of their bonus or commission compensation.

Under the plan, compensation may be deferred until termination of employment or other specified dates chosen by the participants, and deferred amounts are credited with earnings based on investment benchmarks chosen by the participants from a number of mutual funds selected by Logitech Inc.'s 401(k) and Deferred Compensation Committee. The earnings credited to the participants are intended to be funded solely by the plan investments. Logitech does not make contributions to this plan. Information regarding Named Executive Officer participation in the deferred compensation plans can be found in the "Non-Qualified Deferred Compensation Table for Fiscal Year 2024" below.

Because the Named Executive Officers do not receive preferential or above-market rates of return under the deferred compensation plan, earnings under the plan are not included in the "Summary Compensation Table for Fiscal Year 2024" below, but are included in the "Non-Qualified Deferred Compensation Table for Fiscal Year 2024" below.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, Logitech's executive officer benefit programs are substantially the same as for all other similarly situated employees. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Employment Arrangements

We have extended written employment agreements or offer letters or both to each of our Named Executive Officers, including our CEO and our other executive officers. Each of these arrangements was approved on our behalf by our Board of Directors or the Compensation Committee, as applicable. We believe that these arrangements were appropriate to induce these individuals to forego other employment opportunities or leave their current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling these executive positions, our Board of Directors or the Compensation Committee, as applicable, was aware that it would be necessary to recruit or retain candidates with the requisite experience and skills to manage a growing business in a dynamic environment.

Accordingly, it recognized that it would need to develop competitive compensation packages to attract or retain qualified candidates in a highly competitive labor market. At the same time, our Board of Directors or the Compensation Committee, as applicable, was sensitive to the need to integrate new Named Executive Officers into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

Each of these employment arrangements provides for "at will" employment and sets forth the initial compensation arrangements for the Named Executive Officer or other executive officer, including an initial base salary, a target annual cash bonus opportunity, and, in some instances, a recommendation for an equity award.

Post-Employment Compensation

In 2015, to comply with applicable Swiss regulations, we eliminated all change in control and severance arrangements with our executive officers, including all our Named Executive Officers. However, the Company continues to provide "double trigger" change in control equity vesting acceleration arrangements in equity award agreements. Starting in 2015, the "double-trigger" acceleration of vesting in equity award agreements only applied to service-based vesting. Given the move over the past couple of years to provide all of our Named Executive Officers and other executive officers with only performance-based equity awards, the fact that those equity awards represent approximately 80% or more of their total compensation, and potential difficulty of translating performance metrics following a change in control, beginning in fiscal year 2022, we provided for conversion of PSUs to service-based RSUs following a change in control and prorated acceleration of vesting of those converted awards upon a "double trigger" following a change in control.

The purpose of the change in control provisions in equity award agreements is to support retention in the event of a prospective change in control. The RSU and PSU award agreements for our Named Executive Officers and other executive officers generally provide for the acceleration of vesting of the service-based RSUs and PSUs subject to the award agreements if the Named Executive Officer or other executive officer is subject to an involuntary termination within 12 months after a change in control because his or her employment is terminated without cause or the executive resigns for good reason (a "double trigger").

In the event of a change in control:

• At the time of the change in control, prior to the involuntary termination, the PSU would be converted into service-based RSUs that would continue to vest for the duration of the original vesting period with the number of shares based on the attainment of actual performance as determined by the Compensation Committee.

In the event of an involuntary termination within 12 months after a change in control:

• The vesting of service-based RSUs originally subject to service-based vesting would accelerate in full.

• The vesting of converted PSUs would accelerate such that the Named Executive Officer or other executive officer would receive a prorated number of shares based on his or her length of service during the performance period.

To determine the level of acceleration of equity awards that may be provided in connection with a change in control, the Compensation Committee considered the requirements of applicable Swiss regulations, the impact on shareholders, and market practices.

Logitech does not provide any payments to reimburse its Named Executive Officers for additional taxes incurred (also known as "gross-ups") in connection with a change in control.

For a summary of the post-employment compensation arrangements with our Named Executive Officers, see "Payments upon Termination or Change in Control" below.

Other Compensation Policies

Stock Ownership Policy

We believe that stock ownership by our members of the Board of Directors, Named Executive Officers and other executive officers is important to link the risks and rewards inherent in stock ownership of these individuals and our shareholders. The Compensation Committee has adopted a stock ownership policy that requires our Named Executive Officers and other executive officers to own a minimum number of our registered shares. These mandatory ownership levels are intended to create a clear standard that ties a portion of these individuals' net worth to the performance of our stock price. The current ownership levels are as follows:

Named Executive Officer	Minimum Required Level of Stock Ownership
Chief Executive Officer	5x Base Salary
Chief Financial Officer	3x Base Salary
Other Executive Officers	2x Base Salary

Equity interests that count toward the satisfaction of the ownership guidelines include only shares owned outright by the Named Executive Officers and other executive officer. Newly hired or promoted Named Executive Officers or other executive officers have five years from the date of the commencement of their appointment to attain these ownership levels. The CEO must hold 100% of his or her after-tax shares resulting from equity incentive awards until the guidelines are reached, and all other Named Executive Officers and other executive officers must hold at least 50% of the after-tax shares resulting from equity incentive awards until the guidelines are reached. If a Named Executive Officer or other executive officer does not meet the applicable guideline by the end of the five-year accumulation period or falls below the guideline at any time after the five-year period, the Named Executive Officer or other executive officer will have 50% of the after-tax value of any earned bonuses under the Leadership Team Bonus

Program paid in fully vested Logitech shares. After reaching the stock ownership guidelines and then falling below the guideline solely as a result of Logitech's stock price dropping, the Named Executive Officer or other executive officer will have until the later of the original five-year period or up to two years from falling below the guidelines to return to compliance with the guidelines. Our CEO, Named Executive Officers and each of our other executive officers have either currently satisfied his or her required stock ownership level or have remaining time to achieve the required levels of ownership.

Additionally, we have instituted stock ownership guidelines for our non-employee directors. For information regarding these guidelines, see the section entitled "Security Ownership - Share Ownership Guidelines" above.

Compensation Recovery Policy

Effective October 2023, the Compensation Committee adopted a policy regarding the recovery of erroneously awarded incentive-based compensation paid to our Section 16 executive officers (the "Clawback Policy") to comply with the final provisions of the Dodd-Frank Act, as implemented by the SEC and the Nasdaq Listing Standards. The Clawback Policy is triggered in the event of an accounting restatement due to the material noncompliance of Logitech with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, whether or not due to misconduct by the officer in question or any other person. Under the terms of the Clawback Policy, we are required to recover incentive-based compensation erroneously awarded to current or former Section 16 officers during the three completed fiscal years immediately preceding the year in which we are required to prepare an accounting restatement due to material non-compliance with financial reporting requirements. The amount to be recovered equals the amount by which the incentive-based compensation for the year in question exceeds the amount that would have been awarded had the financial statements originally been filed as restated.

Equity Award Grant Practices

Determination of long-term equity incentive awards

The Compensation Committee is responsible for approving which Named Executive Officer and other executive officers should receive equity incentive awards, when the awards should be made, the vesting schedule, and the number of shares or other rights to be granted. Long-term equity incentive awards to Named Executive Officers and other executive officers may be granted only by the Compensation Committee or the full Board of Directors. The Compensation Committee regularly reports its activity, including approvals of grants, to the Board.

Timing of grants

Long-term equity incentive award grants to Named Executive Officers are typically and predominantly approved at regularly scheduled, predetermined meetings of the Compensation Committee. These meetings are generally scheduled at least 18 months in advance and take place before the regularly scheduled, predetermined meetings of the full Board. On limited occasions, grants may be approved at an interim meeting of the Compensation Committee or by written consent, for the purpose of approving the hiring and compensation package for newly hired or promoted Named Executive Officers and other executive officers or for other special circumstances.

In fiscal year 2024, grants were made to non-executive officer employees through written consents of the Compensation Committee or regularly scheduled monthly approvals by the CEO pursuant to the authority delegated to the CEO by the Compensation Committee. We do not have any program, plan, or practice to select equity compensation grant dates in coordination with the release of material non-public information, nor do we time the release of information for the purpose of affecting value. We do not backdate options or grant options retroactively.

Derivatives Trading, Hedging, and Pledging Policies

We have adopted a policy prohibiting our employees, including our Named Executive Officers, other executive officers, and members of our Board of Directors from speculating in our equity securities, including the use of short sales, "sales against the box" or any equivalent transaction involving our equity securities. In addition, they may not engage in any other hedging transactions, such as "cashless" collars, forward sales, equity swaps and other similar or related arrangements, with respect to the securities that they hold. Finally, no employees, including Named Executive

Officers, other executive officers or members of our Board of Directors, may acquire, sell, or trade in any interest or position relating to the future price of our equity securities.

We also have adopted a policy prohibiting the pledging of our securities by our employees, including our Named Executive Officers, other executive officers, and members of our Board of Directors.

Tax and Accounting Considerations

Accounting and Tax Treatment of Executive Compensation

The accounting and tax treatment of the various elements of our executive compensation program are a relevant consideration in its design.

However, the Company and the Compensation Committee have placed a higher priority on structuring flexible compensation programs to promote the recruitment, retention, and performance of our officers than on maximizing tax deductibility. Section 162(m) of the Code, as amended (the "Tax Code"), places a limit of $1 million on the amount of compensation that Logitech may deduct in any one year with respect to certain Named Executive Officers. The Tax Cuts and Jobs Act (the "Tax Act") enacted on December 22, 2017, significantly modified Section 162(m) of the Tax Code. The Tax Act eliminated the "qualified performance-based compensation" exception to the deductibility limitation under Section 162(m) of the Code for tax years commencing after December 31, 2017. Regardless, we intend to maintain an approach to executive compensation that strongly links pay to performance.

In addition to considering the tax consequences, the Compensation Committee considers the accounting consequences, including the impact of the Financial Accounting Standard Board's Accounting Standards Codification Section 718, on its decisions in determining the forms of different equity awards.

Compensation Risk Assessment

The Compensation Committee conducts an annual review, with the assistance of Compensia, our compensation consultants, our Head of People & Culture, and our compensation department, of Logitech's compensation programs to assess the risks associated with their design and associated risk controls. The Compensation Committee reviews in particular the following compensation plans and associated practices:

*   Equity awards granted under the 2006 Stock Incentive Plan.

*   Management Performance Bonus Plan.

*   Bonus Plan.

*   Sales Compensation Plans.

*   Change in Control Protections.

As in past years, based on its March 2024 review, the Compensation Committee has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Report of the Compensation Committee

The Logitech Compensation Committee, which is composed solely of independent members of the Logitech Board of Directors, assists the Board of Directors in fulfilling its responsibilities with regard to compensation matters. The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Compensation Report with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in Logitech's 2024 Invitation and Proxy Statement and Annual Report.

Compensation Committee

Kwok Wang Ng, Chairperson
Neela Montgomery
Deborah Thomas

Summary Compensation Table for Fiscal Year 2024

The following table provides information regarding the compensation and benefits earned during fiscal years 2024, 2023, and 2022 by our Named Executive Officers. The amounts reflected below may not reconcile to the amounts set forth in the Compensation Tables Audited Under Swiss Law due to different legal disclosure requirements. For more information, please refer to the "Compensation Discussion and Analysis," as well as the "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table."

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Johanna 'Hanneke' Faber[4] Chief Executive Officer	2024	422,075	2,679,676	2,920,689	675,000	320,306	7,017,746
Guy Gecht[5] Former Interim Chief Executive Officer	2024	473,077	—	—	700,819	11,612	1,185,508
Bracken Darrell[6] Former President and Chief Executive Officer	2024	288,462	—	7,500,028	—	3,535	7,792,025
	2023	1,038,462	—	7,500,068	—	14,554	8,553,084
	2022	999,231	—	7,633,104	1,850,000	14,855	10,497,190
Charles Boynton[7] Chief Financial Officer	2024	600,000	—	4,050,069	648,000	19,399	5,317,468
	2023	92,308	—	—	10,386	3,078	105,772
Prakash Arunkundrum Chief Operating Officer	2024	575,000	—	3,200,043	552,000	96,472	4,423,515
	2023	544,327	—	1,700,059	105,000	13,119	2,362,505
	2022	500,000	—	1,567,717	620,000	11,960	2,699,677
Samantha Harnett Chief Legal Officer	2024	550,000	—	2,700,030	528,000	76,530	3,854,560
	2023	543,462	—	1,700,059	105,000	13,312	2,361,833
	2022	473,462	—	1,463,202	589,000	12,068	2,537,732

(1) *These amounts do not represent the actual economic value realized by the NEO. Under SEC rules, the values reported in the "Stock Awards" column reflect the aggregate grant date fair value of stock awards granted to each of the listed NEOs in the fiscal years shown. The key assumptions and methodology of valuation of stock awards and stock options are presented in Note 4 to the Consolidated Financial Statements included in Logitech's Annual Report to Shareholders. No stock options were granted to our NEOs during fiscal years 2024, 2023, or 2022.*

For fiscal year 2024: The amount shown includes an aggregate grant date fair value of the shares issuable for PSUs at probable achievement. Assuming the highest level of performance is achieved, the maximum possible value of the PSUs, using the market value of our shares traded on Nasdaq Global Select Market on the grant date of the PSUs, was: (a) in the case of Mr. Darrell, $12,997,318; (b) in the case of Mr. Boynton $7,365,802; (c) in the case of Mr. Arunkundrum, $5,866,021; and (d) in the case of Ms. Harnett, $4,946,112.

For fiscal year 2023: The amount shown includes an aggregate grant date fair value of the shares issuable for PSUs at probable achievement. Assuming the highest level of performance is achieved, the maximum possible value of the PSUs, using the market value of our shares traded on Nasdaq Global Select Market on the grant date of the PSUs, was: (a) in the case of Mr. Darrell, $14,283,405; (b) in the case of Mr. Arunkundrum, $3,237,656; and (c) in the case of Ms. Harnett, $3,237,656.

For fiscal year 2022: The amount shown includes an aggregate grant date fair value of the shares issuable for PSUs at probable achievement. Assuming the highest level of performance is achieved, the maximum possible value of the PSUs, using the market value of our shares traded on Nasdaq Global Select Market on the grant date of the PSUs, was: (a) in the case of Mr. Darrell, $14,000,009; (b) in the case of Mr. Arunkundrum, $1,800,144; and (c) in the case of Ms. Harnett, $1,680,134.

(2) *Reflects amounts earned under the Bonus Plan. This cash bonus compensation was earned during the applicable fiscal year but was paid during the next fiscal year in accordance with the terms of the Bonus Plan.*

(3) Details regarding the various amounts included in this column are provided in the following table entitled "All Other Compensation."

(4) Reflects prorated base salary amount based on the length of service as CEO. Bonus and Stock Awards represents a Replacement Amount and Replacement Award that Ms. Faber received with respect to compensation that she forfeited from her prior employer.

(5) Base salary reflects the prorated amount based on the length of service as Interim Chief Executive Officer. Mr. Gecht's compensation received for his services as director is reflected in the "Non-Employee Director Compensation Table For Fiscal Year 2024."

(6) Reflects prorated base salary amount based on the length of service as CEO. Due to satisfying the age and tenure requirements under the terms of the 2006 Stock Incentive Plan and subject to Logitech achieving certain performance metrics, Mr. Darrell's PSU grants will continue to vest on a prorated basis. The remaining outstanding unvested equity grants were forfeited at termination.

(7) Mr. Boynton resigned effective May 17, 2024 and, as a result, his entire equity awards forfeited at termination.

All Other Compensation Table

Name	Fiscal Year	401(k) ($)[1]	Group Term Life Insurance and Long Term Disability Insurance ($)	Other ($) [2,3,4,5]	Total ($)
Johanna 'Hanneke' Faber Chief Executive Officer	2024	—	99,312	220,994	320,306
Guy Gecht Former Interim Chief Executive Officer	2024	9,900	1,712	—	11,612
Bracken Darrell Former President and Chief Executive Officer	2024	1,823	1,712	—	3,535
	2023	10,304	4,250	—	14,554
	2022	8,873	5,982	—	14,855
Charles Boynton Chief Financial Officer	2024	11,215	3,761	4,423	19,399
	2023	2,631	447	—	3,078
Prakash Arunkundrum Chief Operating Officer	2024	9,904	3,635	82,933	96,472
	2023	9,734	3,385	—	13,119
	2022	8,700	3,260	—	11,960
Samantha Harnett Chief Legal Officer	2024	9,539	3,529	63,462	76,530
	2023	9,943	3,369	—	13,312
	2022	8,988	3,080	—	12,068

(1) Represents 401(k) savings plan matching contributions, which are available to all of our regular employees who are on our U.S. payroll.

(2) Represents a payout of accrued and unused paid time off (paid due to converting Logitech's accrued paid time off ("PTO") policy to a non-accrued PTO policy in fiscal year 2024 in the U.S.), relocation assistance, relocation allowance, defined benefit pension employer contributions, and a wellness reimbursement, which is available to all of our regular employees globally.

(3) This amount represents: (i) Logitech's contributions in the amount of $99,312 to Ms. Faber's group life insurance and long term disability insurance; (ii) relocation and travel related expenses in the amount of $179,622; and (iv) Logitech's contributions to the Swiss statutory pension plan in the amount of $41,372. The contributions made to the Swiss statutory pension plan are made in accordance with legal requirements and represent a certain percentage of Ms. Faber's salary. The Swiss statutory pension plan is available to all our Swiss employees.

(4) This amount represents: (i) Logitech's contributions to Mr. Arunkundrum's account under the 401(k) plan in the amount of $9,904; (ii) group life insurance and long term disability in the amount of $3,635; and (iii) accrued and unused paid time off in the amount of $82,933.

(5) *This amount represents: (i) Logitech's contributions to Ms. Harnett's account under the 401(k) plan in the amount of $9,539; (ii) group life insurance and long term disability in the amount of $3,529; and (iii) accrued and unused paid time off in the amount of $63,462.*

Grants of Plan-Based Awards Table for Fiscal Year 2024

The following table sets forth certain information regarding grants of plan-based awards to each of our Named Executive Officers during fiscal year 2024. For more information, please refer to the "Compensation Discussion and Analysis."

| Name | Type | Grant Date (M/D/Y) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | | Estimated Future Payouts Under Equity Incentive Plan Awards[1] | | | Grant Date Fair Value |
			Threshold ($)[5]	Target ($)[5]	Maximum ($)[5]	Actual ($)[6]	Threshold (#)	Target (#)	Maximum (#)	($)[7]
Johanna 'Hanneke' Faber	PSU	n/a	—	—	—	—	—	—	—	—
Chief Executive Officer	Cash Incentive[2]	n/a	345,938	562,500	1,125,000	675,000	—	—	—	—
Guy Gecht, Former Interim Chief Executive Officer	Cash Incentive[3]	n/a	359,170	584,016	1,168,032	700,819	—	—	—	—
Bracken Darrell[8]	PSU	05/15/23	—	—	—	—	—	5,999	11,998	7,500,028
Former President and Chief Executive Officer	Cash Incentive[4]	n/a	768,750	1,250,000	2,500,000	—	—	—	—	—
Charles Boynton[9]	PSU	05/15/23	—	—	—	—	—	39,523	79,046	2,750,010
Chief Financial Officer	PSU	08/15/23	—	—	—	—		19,821	39,642	1,300,059
	Cash Incentive	n/a	332,100	540,000	1,080,000	648,000	—	—	—	—
Prakash Arunkundrum	PSU	05/15/23	—	—	—	—	—	28,744	57,488	2,000,008
Chief Operating Officer	PSU	08/15/23	—	—	—	—		18,296	36,592	1,200,035
	Cash Incentive	n/a	282,900	460,000	920,000	552,000	—	—	—	—
Samantha Harnett	PSU	05/15/23	—	—	—	—	—	24,432	48,864	1,699,979
Chief Legal Officer	PSU	08/15/23	—	—	—	—		15,247	30,494	1,000,051
	Cash Incentive	n/a	270,600	440,000	880,000	528,000	—	—	—	—

(1) All NEOs received only PSUs during fiscal year 2024 except for Ms. Faber. Ms. Faber received a Replacement Amount and a Replacement Award during fiscal year 2024 with respect to certain compensation that she forfeited from her prior employer.

(2) Reflects a prorated bonus amount based on the length of service of Ms. Faber as CEO.

(3) Reflects a prorated bonus amount based on the length of service of Mr. Gecht as Interim CEO.

(4) Mr. Darrell forfeited his bonus upon termination.

(5) The amounts in these columns reflect potential payouts with respect to each applicable performance period for the fiscal year 2024 bonus programs under the Bonus Plan described in "Compensation Discussion and Analysis" above.

(6) The amounts in this column reflect actual payouts with respect to the applicable performance period for the fiscal year 2024 bonus program under the Bonus Plan. The actual payout amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table for Fiscal Year 2024" above.

(7) These amounts do not represent the actual economic value realized by the NEOs. Amounts in this column represent the grant date fair value of PSUs calculated in accordance with Accounting Standards Codification (ASC) 718 but does not include any reduction for estimated forfeitures. The key assumptions for the valuation of the PSUs are presented in Note 4 to the Consolidated Financial Statements included in Logitech's Annual Report to Shareholders and Annual Report on Form 10-K for fiscal year 2024. All shares subject to the PSU vesting conditions are unvested. The actual amount, if any, of shares that will vest under the PSU grants will not be known until May 15, 2026. The one-off PSUs granted to certain NEOs during the CEO transition period are based on inventory turns and cash flow from operations. The maximum payout is capped at 200% and the PSUs will potentially vest on February 15, 2025 and August 15, 2026.

(8) Due to satisfying the age and tenure requirements under the terms of the 2006 Stock Incentive Plan and subject to Logitech achieving certain performance metrics, Mr. Darrell's PSU grants will continue to vest on a prorated basis. The remaining outstanding unvested equity grants were forfeited at termination.

(9) Mr. Boynton resigned on May 17, 2024 and, as a result, his entire unvested equity awards were forfeited at termination.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We have entered into employment agreements with each of our Named Executive Officers. The employment agreements generally provide that the compensation of the Named Executive Officer is subject to the sole discretion of the Compensation Committee or the Board of Directors. The compensation earned by the Named Executive Officers in fiscal year 2024, other than the Replacement Amount and the Replacement Award granted to our CEO with respect to certain compensation that she forfeited from her prior employer, was not the result of any terms of their employment agreements.

Performance-Based Vesting Conditions

Please refer to "Compensation Discussion and Analysis—Compensation Elements—Annual Cash Incentive Compensation" for a discussion of the performance measures applicable to the Bonus Plan during fiscal year 2024. In addition, please refer to "Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Incentive Compensation" for a discussion of performance measures under the PSUs granted to Named Executive Officers during fiscal year 2024.

Compensation Mix

Please refer to "Compensation Discussion and Analysis—Executive Compensation Highlights—Emphasis on Performance-Based Compensation" for an explanation of the amount of salary and bonus in proportion to total compensation for our executive officers during fiscal year 2024.

Outstanding Equity Awards at Fiscal Year 2024 Year-End Table

The following table provides information regarding outstanding equity awards for each of our Named Executive Officers as of March 31, 2024. This table includes unexercised stock options, unvested PSUs, and unvested service-based RSUs.

The market value for stock options is calculated by taking the difference between the closing price of Logitech shares on the Nasdaq Global Select Market on the last trading day of the fiscal year ($89.37 on March 31, 2024) and the option exercise price, and multiplying it by the number of outstanding options. The market value for stock awards (service-based RSUs and PSUs at target) is determined by multiplying the number of shares subject to such awards by the closing price of Logitech shares on the Nasdaq Global Select Market on the last trading day of the fiscal year.

		Option Awards				Stock Awards			
Name	Grant Date (M/D/Y)	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($) Share	Option Exercise Date (M/D/Y)	Market Value of Unexercised Options ($)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Johanna 'Hanneke' Faber	12/15/23	—	—	n/a	—	31,375 (2)	2,808,032	—	—
Chef Executive Officer	**Total**	**—**	**—**		**—**	**31,375**	**2,808,032**	**—**	**—**
Guy Gecht	n/a	—	—	n/a	—	—	—	—	—
Former President and Chief Executive Officer									
Bracken Darrell [3]	04/15/21	—	—	n/a	—	—	—	47,188 (1)	4,217,192
Former President and Chief Executive Officer	04/15/22	—	—	n/a	—	—	—	42,600 (1)	3,807,162
	05/15/23	—	—	n/a	—	—	—	5,999 (1)	536,131
	Total	**—**	**—**		**—**	**—**	**—**	**95,787**	**8,560,485**
Charles Boynton[4]	05/15/23	—	—	n/a	—	—	—	39,523 (1)	3,532,171
Chief Financial Officer	08/15/23	—	—	n/a	—	—	—	19,821 (1)	1,771,403
	Total	**—**	**—**		**—**	**—**	**—**	**59,344**	**5,303,574**
Prakash Arunkundrum	03/15/19	38,692 (5)	38.65	3/15/2029	1,962,458	—	—	—	—
Chef Operating Officer	04/15/20	—	—	n/a	—	4,128 (6)	368,919	—	—
	04/15/21	—	—	n/a	—	5,400 (8)	482,598	8,100 (1)	723,897
	04/15/22	—	—	n/a	—	—	—	23,209 (1)	2,074,188
	05/15/23	—	—	n/a	—	—	—	28,744 (1)	2,568,851
	08/15/23	—	—	n/a	—	—	—	18,296 (1)	1,635,114
	Total	**38,692**	**38.65**		**1,962,458**	**9,528**	**851,517**	**78,349**	**7,002,050**
Samantha Harnett	07/15/20	—	—	n/a	—	4,117 (7)	367,936	—	—
Chief Legal Officer	04/15/21	—	—	n/a	—	5,040 (8)	450,425	7,560 (1)	675,637
	04/15/22	—	—	n/a	—	—	—	23,209 (1)	2,074,188
	05/15/23	—	—	n/a	—	—	—	24,432 (1)	2,183,488
	08/15/23	—	—	n/a	—	—	—	15,247 (1)	1,362,624
	Total	**—**	**—**		**—**	**9,157**	**818,361**	**70,448**	**6,295,937**

(1) The actual conversion, if any, of the PSUs granted in fiscal year 2022, 2023 and 2024 into Logitech shares following the conclusion of the three-year performance period will range between 0% and 200% of that target amount, depending on the achievement of cash flow from operations, inventory turns, weighted average constant currency revenue growth rate ("WACCR"), average revenue, non-GAAP operating income, and TSR versus the Russell 3000 TSR benchmark over the performance period, as applicable.

(2) Reflects a Replacement Award provided for certain compensation that Ms. Faber forfeited from her prior employer. The service-based RSU award vests in two installments on February 15, 2025 and February 15, 2026.

(3) Due to satisfying the age and tenure requirements under the terms of the 2006 Stock Incentive Plan and subject to Logitech achieving certain performance metrics, Mr. Darrell's PSU grants will continue to vest on a prorated basis. The remaining outstanding unvested equity grants were forfeited at termination.

(4) Mr. Boynton resigned effective May 17. 2024 and, as a result, his entire equity awards were forfeited at termination.

(5) Options vested over three years with 25% vesting in one year, 25% vesting in two years and the final 50% vesting in three years from the grant date. Mr. Arunkundrum received this stock option award prior to becoming a NEO.

(6) Service-based RSUs vest at a rate of 25% per year on each of the first four anniversaries of the grant date.

(7) New hire award provided as part of the offer package when Ms. Harnett joined Logitech as General Counsel in June 2020, including service-based RSUs to offset equity that was forfeited at her prior employer.

(8) Service-based RSUs cliff vest on the third anniversary of the grant date.

Option Exercises and Stock Vested Table for Fiscal Year 2024

The following table provides the number of shares acquired and the value realized upon exercises of stock options and the vesting of PSUs and service-based RSUs during fiscal year 2024 by each of our Named Executive Officers.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[1]**
Johanna 'Hanneke' Faber, Chief Executive Officer	n/a	n/a
Guy Gecht, former Interim Chief Executive Officer	n/a	n/a
Bracken Darrell, former President and Chief Executive Officer	238,799	15,168,359
Charles Boynton, Chief Financial Officer	n/a	n/a
Prakash Arunkundrum, Chief Operating Officer	46,906	2,761,712
Samantha Harnett, Chief Legal Officer	4,117	258,836

(1) *Based on the closing price of Logitech shares as reported on the Nasdaq Global Select Market on the date of vesting of the underlying awards.*

Non-qualified Deferred Compensation Table for Fiscal Year 2024

The following table sets forth information regarding the participation by our Named Executive Officers in the Logitech Inc. U.S. Deferred Compensation Plan during fiscal year 2024 and at fiscal year-end.

Name	Executive Contributions in Fiscal Year 2024 ($)	Logitech Contributions in Fiscal Year 2024 ($)	Aggregate Earnings in Fiscal Year 2024 ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year 2024 End ($)
Johanna 'Hanneke' Faber, Chief Executive Officer	—	—	—	—	—
Guy Gecht, former Interim Chief Executive Officer	—	—	—	—	—
Bracken Darrell, former President and Chief Executive Officer	—	—	—	—	—
Charles Boynton, Chief Financial Officer	28,846	—	917	—	34,384
Prakash Arunkundrum, Chief Operating Officer	210,337	—	380,662	(759,584)	1,590,666
Samantha Harnett, Chief Legal Officer	—	—	—	—	—

(1) These amounts are not included in the "Summary Compensation Table for Fiscal Year 2024" because plan earnings were not preferential or above market.

Refer to "Compensation Discussion and Analysis—Compensation Elements—Deferred Compensation Plan" for a discussion of the Logitech Inc. U.S. Deferred Compensation Plan, effective January 1, 2009, as amended and restated effective January 1, 2017.

Payments upon Termination or Change in Control

We have entered into agreements that provide for payments under certain circumstances in the event of termination of employment or service of our Named Executive Officers. These agreements include:

- PSU and RSU award agreements that provide for the accelerated vesting of the shares subject to the award agreements under certain circumstances described below.
- Employment or other agreements with our Named Executive Officers, under which each of them is entitled to receive a 12 or nine-month notice period or becomes subject to non-competition provisions if we terminate his or her employment or if he or she resigns.

Other than as set forth above, there are no agreements or arrangements for the payment of compensation or acceleration of equity awards or any other payments to a Named Executive Officer upon a change in control or in the event of his or her involuntary termination with or without cause.

PSU and RSU Award Agreements

The treatment of equity upon termination of employment depends on the reason for termination and the employee's age and length of service at termination.

Change in Control

The PSU and RSU award agreements for named executive officers provide for the acceleration of vesting of the equity awards subject to the award agreements if the named executive officer is subject to an involuntary termination of employment within 12 months after a change in control because his or her employment is terminated without cause or the named executive officer resigns for good reason. In the event of such an involuntary termination following a change in control all shares subject to the service-based RSUs will vest. At the time of the change in control, the PSUs would be converted into service-based RSUs that would continue to vest for the duration of the original vesting period with the number of shares based on the attainment of actual performance as determined by the Compensation Committee. If, following the change in control, a separation of service occurs during the performance period, the award accelerates and the employee receives a prorated number of the shares based on the length of service during the performance period.

Death and Disability

If a named executive officer dies or has a separation of service due to disability, all shares subject to the service-based RSUs will vest. For PSUs, if the separation of service occurs during the performance period, the vesting accelerates and the named executive officer or the named executive officer's estate receives a prorated number of the target shares based on the length of service during the performance period.

Retirement

If an named executive officer has a separation of service after meeting the age and service requirement, as applicable, all shares subject to the service-based RSUs will continue to vest. For PSUs, if separation of service occurs during the performance period, the award continues to vest and the named executive officer receives a prorated number of the actual earned shares at the regular vesting date based on the length of service during the performance period. The age and service requirement for the named executive officers is generally age 55 with at least 10 years of service.

Tables of Potential Payments Upon Involuntary Termination After Change in Control

The table below estimates the amount of compensation that would be paid in the event of an involuntary termination of employment of a Named Executive Officer without cause after a change in control, assuming that each of the terminations was effective as of March 31, 2024, subject to the terms of the PSU and RSU award agreements with each of the listed Named Executive Officers. Since December 2015, we do not have any cash payment related to termination of employment or change in control in compliance with applicable Swiss regulations.

As of March 31, 2024, no compensation amounts were payable to any Named Executive Officers in the event of a mutual agreement to terminate employment, whether upon retirement or otherwise.

The price used for determining the value of accelerated vesting of outstanding and unvested equity awards in the tables below was the closing price of Logitech's shares as reported on the Nasdaq Global Select Market on March 31, 2024, the last business day of the fiscal year, of $89.37 per share.

POTENTIAL PAYMENTS UPON INVOLUNTARY TERMINATION AFTER CHANGE IN CONTROL

Name	Value of Accelerated Equity Awards[1] ($)
Johanna 'Hanneke' Faber, Chief Executive Officer	2,808,032
Guy Gecht, former Interim Chief Executive Officer	n/a
Bracken Darrell, former President and Chief Executive Officer	n/a
Charles Boynton, Chief Financial Officer	1,866,269
Prakash Arunkundrum, Chief Operating Officer	3,726,470
Samantha Harnett, Chief Legal Officer	3,458,892

(1) *Represents, as of March 31, 2024, the aggregate market value of shares underlying all unvested service-based RSUs and PSUs, in each case held by the NEO as of March 31, 2024 that are subject to acceleration according to the terms of an equity award agreement. For the PSUs granted on April 15, 2021 based on non-GAAP operating income, WACCR and relative TSR, as of March 31, 2024 the performance condition was at a level which would have produced a payout percentage of 0%; therefore, 0% of such value was attributed to the shares subject to such PSUs.*

Pay Ratio

For fiscal year 2024:

▪ the median of the annual total compensation of all employees of our company (other than our CEO) was $32,687; and
▪ the annualized total compensation of Ms. Johanna 'Hanneke' Faber, our Chief Executive Officer, was $9,382,614;

Based on this information, for fiscal year 2024 the ratio of the annual total compensation of Ms. Faber to the median of the annual total compensation of all employees was 287 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934. This ratio is higher than previous years as a result of Ms. Faber's new hire compensation package which included a Replacement Amount and Replacement Award with respect to certain compensation that she forfeited from her prior employer.

As permitted by SEC rules, to identify our median employee, we selected base pay, which we calculated as annual base pay using a reasonable estimate of the hours worked during fiscal year 2024 for hourly employees and using annual salary levels for our remaining employees, as the compensation measure to be used to compare the compensation of our employees as of January 31, 2024 for the ten-month period from April 1, 2023 through January 31, 2024. We annualized base pay for any permanent employees who commenced work during fiscal year 2024. We did not include any contractors or other non-employee workers in our employee population.

Using this approach, we selected the individual at the median of our employee population, who was an employee based in Brazil. We then calculated annual total compensation for this individual using the same methodology we use for our Named Executive Officers as set forth in our "Summary Compensation Table for Fiscal Year 2024." We determined that such individual's annual total compensation for the fiscal year ended March 31, 2024 was $32,687.

During fiscal year 2024, Ms. Faber served as our Chief Executive Officer. We determined Ms. Faber's annual total compensation for the fiscal year ended March 31, 2024 was $9,382,614 by annualizing her compensation, as reported in our "Summary Compensation Table for Fiscal Year 2024."

Pay Versus Performance

As required by pay versus performance Rule 402(v) of Regulation S-K adopted by the SEC in 2022 ("PVP Rules"), we are providing the following information about the relationship between certain financial performance measures of the Company and the executive compensation actually paid ("Compensation Actually Paid"). For further information concerning the Company's pay-for-performance philosophy and how we align executive compensation with our performance, refer to the "CD&A".

In the below pay versus performance table, we provide information about compensation of our Named Executive Officers for each of the last four fiscal years (the "Covered Years"). Additionally, we provide information about the results for certain financial performance measures during the Covered Years. Although the PVP Rules require us to disclose Compensation Actually Paid, these amounts do not necessarily reflect compensation that our Named Executive Officers actually earned or were paid in the Covered Years. Instead, Compensation Actually Paid reflects a calculation computed in accordance with the PVP Rules, including adjusted values relating to the fair value of unvested and vested equity awards during the Covered Years based on either year-end or vesting date stock prices, and various accounting valuation assumptions. Compensation Actually Paid generally fluctuates due to stock price achievement and actual achievement of performance goals.

The PVP Rules require that we:

– show information about our cumulative TSR, the cumulative TSR of a peer group or index ("Peer Group TSR") (we have chosen to use Standard & Poor's 500 Information & Technology Index), and our U.S. GAAP net income for the Covered Years; and

– designate one "company-selected measure" as the financial performance measure that is most important to link pay to performance in fiscal year 2024 (we have selected revenue in constant currency basis). As discussed in our CD&A, revenue in constant currency continues to be viewed as a core driver of our performance and stockholder value creation and, accordingly, was utilized as a component in both our bonus program and the fiscal year 2024 performance-based equity awards. Please refer to our CD&A above on how we calculate revenue in constant currency.

Fiscal Year	Summary Compensation Table Total for CEO 1 ($) (a)	Compensation Actually Paid for CEO 1 ($) (b)	Summary Compensation Table Total for CEO 2 ($) (a)	Compensation Actually Paid for CEO 2 ($) (b)	Summary Compensation Table Total for CEO 3 ($) (a)	Compensation Actually Paid for CEO 3 ($) (b)
2024	7,017,746	6,901,041	1,185,508	1,185,508	7,792,025	(2,881,140)
2023	—	—	—	—	8,553,084	6,564,384
2022	—	—	—	—	10,497,190	4,327,581
2021	—	—	—	—	11,026,105	46,128,115

Fiscal Year	Average Summary Compensation Table Total for Non-CEO NEOs ($) (c)	Average Compensation Actually Paid for Non-CEO NEOs ($) (d)	Value of Initial Fixed $100 Investment Based On: TSR ($) (e)	Value of Initial Fixed $100 Investment Based On: Peer Group TSR ($) (f)	Net Income ($) (g)	Company-Selected Measure: Revenue ($) (h)
2024	4,531,848	6,534,991	220	281	612,143,000	4,274,000,000
2023	1,845,399	1,119,341	141	192	364,575,000	4,718,000,000
2022	2,672,034	848,535	175	201	644,513,000	5,549,000,000
2021	2,605,642	7,743,659	245	167	947,257,000	5,179,000,000

(a) The amounts reported are the total compensation reported in the Summary Compensation Table for the applicable year:

- Fiscal year 2024: Johanna 'Hanneke' Faber ("CEO 1") served as CEO from December 1, 2023 to March 31, 2024; Guy Gecht ("CEO 2") served as Interim CEO from June 13, 2023 to December 1, 2023; and Bracken Darrell ("CEO 3") served as CEO from April 1, 2023 to June 13, 2023.
- Fiscal years 2023, 2022, 2021: Bracken Darrell served as the CEO for the entirety of each fiscal year.

(b) Amounts reported are the Compensation Actually Paid, as computed in accordance with the PVP Rules, based on total compensation reported in the Summary Compensation Table for the indicated fiscal years and adjusted under the PVP Rules as shown in the table below. For information on the calculation of Compensation Actually Paid for fiscal years 2023, 2022, and 2021, please see the "Pay versus Performance" disclosure in our 2023 definitive proxy statement which was filed with the SEC on July 25, 2023.

Fiscal year 2024

		CEO 1	CEO 2	CEO 3
	Summary Compensation Table - Total Compensation	$ 7,017,746	$ 1,185,508	$ 7,792,025
-	Grant Date Fair Value of Stock Awards Granted in Fiscal Year	$ (2,920,689)	$ —	$ (7,500,028)
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	$ 2,803,984	$ —	$ 607,639
+	Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	$ —	$ —	$ 1,701,444
+	Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ —	$ —	$ —
+	Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ —	$ —	$ 1,303,694
-	Fair Value as of Prior Fiscal Year End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ —	$ —	$ (6,785,914)
=	Compensation Actually Paid	$ 6,901,041	$ 1,185,508	$ (2,881,140)

Equity Award Valuations: Equity values are calculated in accordance with FASB ASC Topic 718.

(c) Amounts reported are the average of the total compensation reported in the Summary Compensation Table for the applicable fiscal years for the non-CEO NEOs.

- For fiscal year 2024 the non-CEO NEOs were: Prakash Arunkundrum, Samantha Harnett, and Charles Boynton.
- For fiscal year 2023 the non-CEO NEOs were: Nate Olmstead, Prakash Arunkundrum, Samantha Harnett, and Charles Boynton.
- For each of fiscal years 2022 and 2021, the non-CEO NEOs were: Nate Olmstead, Prakash Arunkundrum, and Samantha Harnett.

(d) Amounts reported represent the Compensation Actually Paid to the non-CEO NEOs for the applicable fiscal years, based on the average amounts of total compensation reported in the Summary Compensation Table and adjusted under the PVP Rules as shown in the table below (based on the averages for each category). For information on the calculation of Compensation Actually Paid for fiscal years 2023, 2022, and 2021, please see the "pay versus performance" disclosure in our 2023 definitive proxy statement which was filed with the SEC on July 25, 2023.

Non-CEO NEO Average

	Fiscal year 2024
Summary Compensation Table - Total Compensation	$ 4,531,848
- Grant Date Fair Value of Stock Awards Granted in Fiscal Year	$ (3,316,714)
+ Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	$ 4,719,541
+ Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	$ 812,987
+ Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ —
+ Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ 55,689
- Fair Value as of Prior Fiscal Year End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ (268,360)
= Compensation Actually Paid	$ 6,534,991

Equity Award Valuations: Equity values are calculated in accordance with FASB ASC Topic 718.

(e) Logitech's TSR is calculated by assuming that a $100 investment was made in our stock on the day prior to the first fiscal year reported above and that all dividends were reinvested until the last day of each reported Covered Year.

(f) Logitech's peer group TSR ("Relative TSR") is calculated by assuming that a $100 investment was made in the Standard & Poor's 500 Information & Technology Index, an independently prepared index that includes companies in the IT industry, on the day prior to the first fiscal year reported above and that all dividends were reinvested until the last day of each reported fiscal year.

(g) The PVP Rules require the disclosure of our U.S. GAAP net income for each year. The dollar amounts reported reflect the amount of net income disclosed in the Company's audited financial statements for the applicable year.

(h) As discussed above, we believe that revenue in constant currency is the appropriate "Company-Selected Measure" as defined in the PVP Rules.

Tabular List of Financial Performance Measures

Below is a list of financial performance measures that we believe are the most important financial performance measures that link Compensation Actually Paid to our Named Executive Officers for fiscal year 2024 to our performance.

- Revenue in constant currency
- Non-GAAP operating income
- Relative TSR in comparison to the Russell 3000
- Cash flow from operations
- Inventory turns

In addition to these financial metrics, the Company's executive compensation program is impacted by our performance with respect to ESG metrics under the annual cash bonus program. Our ESG goals are included as an element of our annual cash bonus program because they collectively represent ESG criteria that are priorities for the Company. Please see the CD&A above for further information regarding these financial performance measures as well as the ESG goals used in our annual cash bonus program.

Relationship Between Pay and Performance

In addition to the tabular disclosure above, the PVP Rules require us to describe the relationship between Compensation Actually Paid and the performance measures shown in the pay versus performance table above.

Below are graphs showing the relationship of Compensation Actually Paid to our Named Executive Officers in fiscal years 2024, 2023, 2022, and 2021 to (1) our TSR and the Relative TSR, (2) our net income, and (3) our revenue in constant currency.





Compensation Actually Paid vs. Revenue

We believe the Compensation Actually Paid in each of the years reported above are primarily reflective of the annual changes in our stock price performance and the performance of our PSUs. For further information concerning the Company's pay-for-performance philosophy and how we align executive compensation with our performance, as well as the details on the terms of our short-term incentive program and our performance-vesting equity awards refer to the CD&A above.

Compensation of Non-Employee Directors

For fiscal year 2024, the compensation of the members of the Board of Directors that are not Logitech employees ("Non-Employee Directors") was determined by the Compensation Committee, consisting entirely of independent directors, and recommended to the full Board for approval.

The general policy is that compensation for Non-Employee Directors should consist of a mix of cash and equity-based compensation. For fiscal year 2024, to assist the Compensation Committee in its annual review of director compensation, Compensia provided a written analysis of director pay practices and compensation data compiled from the annual reports and proxy statements of companies within our compensation peer group.

For fiscal year 2024, cash compensation of Non-Employee Directors consists solely of annual retainers based on Board and committee service. Non-Employee Directors also receive an annual service-based RSU grant based on a fixed market value. During fiscal year 2024, these annual service-based RSU grants were made on the day of our Annual General Meeting. All RSU grants vest on the one-year anniversary of the grant date, or, and only if the director is not re-elected as a director at such annual general meeting, the date of the next annual general meeting following the grant date, subject to continued service on the Board of Directors through the vesting date.

Members of the Board of Directors who are Logitech employees do not receive any compensation for their service on the Board of Directors. Non-Employee Director compensation for the 2023 to 2024 Board Year consists of the following elements:

	Amount (CHF)	Amount ($)[1]
Annual cash retainer	60,000	67,559
Additional annual cash retainer for the Board Chairperson	340,000	382,836
Additional annual cash retainer for the Audit Committee Chairperson	40,000	45,040
Additional annual cash retainer for the Compensation Committee Chairperson	40,000	45,040
Additional annual cash retainer for the Nominating and Governance Committee Chairperson	15,000	16,890
Additional annual cash retainer for the Technology and Innovation Committee Chairperson[2]	15,000	16,890
Additional annual cash retainer for non-Chairperson Audit Committee members	20,000	22,520
Additional annual cash retainer for non-Chairperson Compensation Committee members	15,000	16,890
Additional annual cash retainer for non-Chairperson Nominating and Governance Committee members	6,500	7,319
Additional annual cash retainer for non-Chairperson Technology and Innovation Committee members	6,500	7,319
Annual service-based RSU grant	200,000	225,198
Reimbursement of reasonable expenses for non-local travel (business class)		

(1) *Amounts in Swiss Francs were converted using the 12-month average (April 2023 to March 2024) exchange rate of 1 Swiss Franc to approximately 1.13 U.S. Dollars.*

(2) *The Technology and Innovation Committee Chairperson cash retainer was increased from CHF 11,000 to CHF 15,000 in fiscal year 2024.*

Non-Employee Directors may elect to receive their annual cash retainers in shares, net of withholding at the market price on the date of the Annual General Meeting. Any such shares are to be issued under the 2006 Stock Incentive Plan.

The following table summarizes the total compensation earned or paid during fiscal year 2024 to Non-Employee Directors who served on the Board of Directors during the year. Because the table is based on Logitech's fiscal year, and annual service for purposes of Board compensation is measured between the dates of Logitech's Annual General Meetings, usually held in September each year, the amounts in the table do not necessarily align with the description of Board compensation above.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2024

Name	Fees Earned in Cash ($)[1]	Stock Awards ($)[1,2]	Total ($)
Patrick Aebischer	74,579	220,746	295,325
Wendy Becker[3]	448,596	220,746	669,342
Edouard Bugnion	79,045	220,746	299,791
Guy Gecht	83,665	220,746	304,411
Christopher Jones	78,832	220,746	299,578
Marjorie Lao	93,972	220,746	314,718
Neela Montgomery	84,112	220,746	304,858
Kwok Wang Ng[3]	100,466	220,746	321,212
Michael Polk[3,4]	21,729	—	21,729
Deborah Thomas	121,962	220,746	342,708
Sacha Zahnd	89,719	220,746	310,465

(1) Amounts in Swiss Francs were converted using the exchange rate on the Annual General Meeting date of 1 Swiss Franc to approximately 1.12 U.S. Dollars.

(2) Amounts shown do not reflect compensation actually received by the Non-Employee Directors. Instead, in accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of stock-related awards granted to Non-Employee Directors during fiscal year 2024, computed in accordance with ASC Topic 718 - Compensation - Stock Compensation. The grant date fair value used to calculate the aggregate value of RSUs for fiscal year 2024 was measured based on the closing price of Logitech's common stock on the date of grant.

(3) Wendy Becker, Guy Gecht, Kwok Wang Ng, and Michael Polk elected to receive all or a portion of their annual cash retainers in shares.

(4) Mr. Polk did not stand for re-election as a director at the Annual General Meeting in September 2023, "Fees Earned in Cash" reflects a prorated amount earned until such date and he did not receive any stock awards for fiscal year 2024.

The following table presents additional information with respect to the equity awards held as of March 31, 2024 by Non-Employee Directors.

The market value for service-based RSUs is determined by multiplying the number of shares subject to the award by the closing price of Logitech shares on the Nasdaq Global Select Market on the last trading day of the fiscal year.

OUTSTANDING EQUITY AWARDS FOR NON-EMPLOYEE DIRECTORS AT FISCAL YEAR 2024 YEAR-END

		Stock Awards	
Name	Grant Date (M/D/Y)	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)
Patrick Aebischer	9/13/2023	3,178	284,428
Wendy Becker	9/13/2023	3,178	284,428
Edouard Bugnion	9/13/2023	3,178	284,428
Guy Gecht	9/13/2023	3,178	284,428
Christopher Jones	9/13/2023	3,178	284,428
Marjorie Lao	9/13/2023	3,178	284,428
Neela Montgomery	9/13/2023	3,178	284,428
Kwok Wang Ng	9/13/2023	3,178	284,428
Michael Polk[2]	N/A	N/A	N/A
Deborah Thomas	9/13/2023	3,178	284,428
Sascha Zahnd	9/13/2023	3,178	284,428

(1) *The shares subject to these stock awards vest in full on the first anniversary of the grant date or, if earlier and only if the director is not re-elected as a director at such annual general meeting, the date of the next annual general meeting following the grant date. If the non-employee director ceases to provide services prior to the applicable vesting date (for reasons other than death or disability), all unvested stock awards are forfeited. If a Non-Employee Director dies or has a separation of service due to disability, all shares subject to the stock award will vest.*

(2) *Michael Polk did not stand for re-election as a director at the Annual General Meeting in September 2023.*

Compensation Tables Audited Under Swiss Law

1. Introduction

This section includes the compensation tables that are audited by the statutory auditors according to the Swiss Code of Obligations (as in effect as of January 1, 2023).

2. Compensation of members of the Group Management Team in Fiscal Years 2024 and 2023

The following tables set forth the total amount of compensation paid to members of the Group Management Team for services performed in the fiscal years ended March 31, 2024 and 2023:

Fiscal Year 2024

(in CHF)[1]	Base Salary	Bonus[2]	Stock Awards[3]	Other Compensation[4]	Total Compensation
Johanna Faber, Chief Executive Officer[5]	374,849	2,990,922	2,593,891	542,881	6,502,543
Charles Boynton, Chief Financial Officer[6]	532,865	575,495	3,596,903	61,104	4,766,367
Prakash Arunkundrum, Chief Operating Officer	510,663	490,236	2,841,987	142,345	3,985,231
Samantha Harnett, Chief Legal Officer [7]	488,460	468,922	2,397,921	104,180	3,459,483
Bracken Darrell, former Chief Executive Officer[8]	256,186	—	6,660,843	354,681	7,271,710
Guy Gecht, former Interim Chief Executive Officer[9]	420,144	622,404	—	32,992	1,075,540
Nate Olmstead, former Chief Financial Officer[10]	290,754	—	—	130,408	421,162
Total Group Management Team	**2,873,921**	**5,147,979**	**18,091,545**	**1,368,591**	**27,482,036**

(1) *Fiscal year 2024 U.S. Dollar amounts converted to Swiss Francs using the 12 month average (April 2023 to March 2024) exchange rate of CHF 1 = USD 1.13.*

(2) *Bonus includes amounts earned under the Logitech Management Performance Bonus Plan and a cash payment ("Replacement Bonus") made to Johanna Faber that she received with respect to certain compensation that she forfeited from her prior employer.*

(3) *Amounts shown reflect the grant date fair value, by fiscal year, of the annual stock awards granted in such fiscal year. The key assumptions and methodology for valuation of stock awards are presented in Note 4 to Logitech's consolidated financial statements included in the 2024 Annual Report. Fiscal year 2024 stock awards include additional PSU grants awarded to the Group Management Team during the CEO succession period and a grant of restricted stock units ("Replacement Award") awarded to Johanna Faber with respect to certain compensation that she forfeited from her prior employer.*

(4) *Other compensation includes, amongst others, term life insurance premiums, long-term disability insurance premiums, employer's contribution to medical premiums, wellness reimbursements, matching contributions made by the Company to the Logitech Inc. 401(k) plan, payout of accrued and unused paid time off (paid due to converting Logitech's accrued paid time off ("PTO") policy to a non-accrued PTO policy in fiscal year 2024 in the U.S.), and employer's contribution to social security and Medicare.*

(5) *Johanna Faber was appointed as Chief Executive Officer and member of the Group Management Team, effective as of December 1, 2023. Ms. Faber's base salary is prorated based on an annual base salary of $1,350,000 converted into CHF. She also received a Replacement Bonus and a Replacement Award during fiscal year 2024 with respect to certain compensation that she forfeited from her prior employer. A portion of the Replacement Award will vest on February 15, 2025 and the remainder on February 15, 2026. As permitted by article 19 quinquies of Logitech's Articles of Incorporation, an amount equal to $6,044,436 (i.e. CHF 5,368,119 using the fiscal year 2024 U.S. Dollar amounts converted to Swiss Francs using the 12 month average (April 2023 to March 2024) exchange rate of CHF 1 = USD 1.13) of Johanna Faber's fiscal year 2024 compensation was covered by the additional amount.*

(6) Charles Boynton resigned from his position as Logitech's Chief Financial Officer and member of the Group Management team, effective May 17, 2024.

(7) Samantha Harnett, previously General Counsel, was appointed as Chief Legal Officer effective as of April 1, 2023. There have been no changes to Ms. Harnett's compensation arrangements in connection with her appointment for fiscal year 2024.

(8) Bracken Darrell resigned from his position as President and Chief Executive Officer, as a member of the Group Management Team and as a member of the Board of Directors, effective as of June 13, 2023. Based on Logitech's incentive stock plan and subject to the achievement of certain performance criteria, Mr. Darrell is eligible to vest his fiscal year 2024 equity grant on a pro-rated basis. The remaining outstanding unvested equity grant forfeited at termination.

(9) Guy Gecht served as interim Chief Executive Officer from June 13, 2023 until December 1, 2023.

(10) Nate Olmstead resigned from his position as Chief Financial Officer and member of the Group Management Team, effective as of February 6, 2023. In accordance with the terms of his employment agreement he continued to receive his base salary until the end of the notice period.

Fiscal Year 2023

(in CHF)[1]	Base Salary	Bonus[2]	Stock Awards[3]	Other Compensation[4]	Total Compensation
Bracken Darrell, President and Chief Executive Officer	986,584	—	7,125,393	237,768	8,349,745
Charles Boynton, Chief Financial Officer [5]	87,696	9,867	—	10,543	108,106
Prakash Arunkundrum, Chief Operating Officer [6]	517,134	99,755	1,615,131	70,838	2,302,858
Samantha Harnett, Chief Legal Officer [7]	516,312	99,755	1,615,131	80,664	2,311,862
Nate Olmstead, former Chief Financial Officer [8]	551,336	55,331	1,805,113	101,788	2,513,568
Total Group Management Team	**2,659,062**	**264,708**	**12,160,768**	**501,601**	**15,586,139**

(1) Fiscal year 2023 U.S. Dollar amounts converted to Swiss Francs using the 12 month average (April 2022 to March 2023) exchange rate of CHF 1 = USD 1.05.

(2) Bonus reflects amounts earned under the Logitech Management Performance Bonus Plan.

(3) Amounts shown reflect the grant date fair value, by fiscal year, of the annual stock awards granted in such fiscal year. The key assumptions and methodology for valuation of stock awards are presented in Note 4 to Logitech's consolidated financial statements included in the 2023 Annual Report.

(4) Other compensation includes term life insurance premiums, long-term disability insurance premiums, employer's contribution to medical premiums, wellness reimbursements, matching contributions made by the Company to the Logitech Inc. 401(k) plan, payout of accrued and unused vacation time for departing members, and employer's contribution to social security and Medicare.

(5) Charles Boynton was appointed as Chief Financial Officer and member of the Group Management Team, effective as of February 6, 2023. For fiscal year 2023, the amount for Charles Boynton includes base salary, bonus and other compensation payments prorated based upon his start date.

(6) Prakash Arunkundrum, previously Head of Global Operations & Sustainability, was appointed as Chief Operating Officer effective as of January 23, 2023. There have been no changes to Mr. Arunkundrum's compensation arrangements in connection with this appointment for fiscal year 2023.

(7) Samantha Harnett, previously General Counsel, was appointed as Chief Legal Officer effective as of April 1, 2023. There have been no changes to Ms. Harnett's compensation arrangements in connection with this appointment for fiscal year 2023.

(8) Nate Olmstead resigned from his position as Chief Financial Officer and member of the Group Management Team, effective as of February 6, 2023.

3. Compensation of Board of Directors in Fiscal Years 2024 and 2023

The following tables set forth compensation Logitech paid or accrued for payment to the individual members of the Board of Directors for services performed in the fiscal years ended March 31, 2024 and 2023:

Fiscal Year 2024

(in CHF)	Fees Settled in Cash[1]	Bonus	Stock Awards[2]	Other Compensation[3]	Total Compensation
Patrick Aebischer, NGC Member	66,500	—	196,833	25,512	288,845
Wendy Becker[4], Board Chair, NGC Chair	400,000	—	196,833	55,569	652,402
Edouard Bugnion, TIC Member	70,482	—	196,833	25,871	293,186
Guy Gecht[4][5], TIC Chair	74,602	—	196,833	26,242	297,677
Christopher Jones, NGC Member, TIC Member	70,292	—	196,833	25,853	292,978
Marjorie Lao, AC Member, TIC Member	83,792	—	196,833	27,070	307,695
Neela Montgomery, CC Member	75,000	—	196,833	26,278	298,111
Kwok Wang Ng[4], CC Chair	89,583	—	196,833	27,592	314,008
Michael Polk[4][6]	19,375	—	—	1,979	21,354
Deborah Thomas, AC Chair, CC Member	108,750	—	196,833	29,320	334,903
Sascha Zahnd, AC Member	80,000	—	196,833	26,728	303,561
Total Board Members	**1,138,376**	**—**	**1,968,330**	**298,014**	**3,404,720**

AC = Audit Committee, CC = Compensation Committee, NGC = Nominating and Governance Committee, TIC = Technology & Innovation Committee

(1) *Fees settled in cash for non-employee members of the Board of Directors includes annual board and committee retainers. Non-employee Board members may elect to receive their Board fees in shares, net of withholding at the market price on the date of the Annual General Meeting. Any such shares are to be issued under the 2006 Stock Incentive Plan.*

(2) *Amounts shown reflect the grant date fair value of the annual stock award. The key assumptions and methodology for valuation of stock awards are presented in Note 4 to Logitech's consolidated financial statements of the 2024 Annual Report.*

(3) *Other compensation for the non-employee members of the Board includes Logitech's contributions to social security.*

(4) *Wendy Becker, Guy Gecht, Kwok Wang Ng, and Michael Polk elected to receive all or a portion of their Board fees in shares.*

(5) *Guy Gecht received annual board and committee retainers for fiscal year 2024 on a prorated basis. He did not receive any Board compensation during the time he served as interim Chief Executive Officer.*

(6) *Michael Polk did not stand for re-election as a director at the Annual General Meeting in September 2023. He was a member of the Nominating and Governance Committee and chaired the Compensation Committee until the Annual General Meeting in September 2023.*

Fiscal Year 2023

(in CHF)[1]	Fees Settled in Cash[2]	Bonus	Stock Awards[3]	Other Compensation[4]	Total
Patrick Aebischer	69,208	—	196,157	24,523	289,888
Wendy Becker	327,083	—	196,157	45,186	568,426
Edouard Bugnion	81,500	—	196,157	25,508	303,165
Riet Cadonau[5]	31,250	—	—	3,191	34,441
Guy Gecht	91,000	—	196,157	26,269	313,426
Neil Hunt[5]	33,958	—	—	3,468	37,426
Christopher Jones [6]	38,792	—	196,157	22,086	257,035
Marjorie Lao	80,000	—	196,157	25,388	301,545
Neela Montgomery	75,000	—	196,157	24,987	296,144
Kwok Wang Ng [6]	43,750	—	196,157	22,483	262,390
Michael Polk	106,500	—	196,157	27,511	330,168
Deborah Thomas	100,000	—	196,157	26,990	323,147
Sascha Zahnd[6]	46,667	—	196,157	22,717	265,541
Total Board Members[7]	**1,124,708**	**—**	**2,157,727**	**300,309**	**3,582,744**

(1) *Fiscal year 2023 U.S. Dollar amounts converted to Swiss Francs using the 12 month average (April 2023 to March 2024) exchange rate of CHF 1 = USD 1.05.*

(2) *Fees settled in cash for non-employee members of the Board of Directors includes annual board and committee retainers.*

(3) *Amounts shown reflect the grant date fair value of the annual stock award. The key assumptions and methodology for valuation of stock awards are presented in Note 4 to Logitech's consolidated financial statements of the 2023 Annual Report.*

(4) *Other compensation for the non-employee members of the Board includes Logitech's contributions to social security.*

(5) *Riet Cadonau and Neil Hunt did not stand for re-election as directors at the Annual General Meeting in September 2022.*

(6) *Christopher Jones, Kwok Wang Ng and Sascha Zahnd were first elected as directors at the Annual General Meeting in September 2022.*

(7) *Total Board Members does not include the compensation of Bracken Darrell, Logitech's President and Chief Executive Officer, who is also a member of the Board. Mr. Darrell's compensation is included as part of the Total Group Management Team.*

4.   Loans, credits and other payments

There were no loans or credits made or outstanding at any time during fiscal years 2024 and 2023 to any current or former members of the Board of Directors or Group Management Team. In addition, no compensation was paid or loans made during fiscal years 2024 and 2023 to parties closely related to members of the Board of Directors or Group Management Team.

No additional fees or compensation have been paid during fiscal years 2024 and 2023 to any current or former members of the Board of Directors or Group Management Team other than as noted above.

5. External Mandates

As of March 31, 2024, members of the Board of Directors and Group Management Team held the following external mandates in comparable functions at other companies with an economic purpose.

Board of Directors

		Function	Mandates in private companies	Function
Patrick Aebischer	Nestlé S.A.	Board Member	Amazentis SA	Chairperson
	PolyPeptide Group AG	Board Member	Vandria SA	Chairperson
			Swiss Vaccine SA	Board Member
			NDCapital	Senior Partner
Wendy Becker	Sony Group Corporation	Board Member		
	Oxford Nanopore Technologies plc	Board Member		
	GSK plc	Board Member		
Edouard Bugnion	no external mandates			
Guy Gecht	Check Point Software Technologies Ltd.	Board Member		
Christopher Jones			Amperity, Inc.	Chief Product Officer
Marjorie Lao	MYT Netherlands Parent B.V.	Board Member Supervisory Board Member	Sitecore Holding II A/S	Board Member
	PT GoTo Gojek Tokopedia Tbk	Board Member	Monde Nissin (UK) Limited	Board Member
Neela Montgomery	SquareSpace, Inc.	Board Member	Fetch Rewards, Inc.	Board Member
			Orveon Global US LLC	Chief Executive Officer
Frankie Ng	no external mandates			
Deborah Thomas	no external mandates			
Sascha Zahnd	MYT Netherlands Parent B.V.	Board Member Supervisory Board Member	BERNEXPO AG	Board Member
			Arboloom Cup AG/ Arboloom IP AG	Board Member
			Nokera AG	Board Member
			Chain IQ Group AG	Advisory Board Member
			Saz Vision AG/Saza Vision AG	Board Member

Group Management Team

	Mandates in public companies	Function	Mandates in private companies	Function
Johanna Faber	Tapestry, Inc.	Board Member		
Charles Boynton	no external mandates			
Prakash Arunkundrum	no external mandates			
Samantha Harnett	no external mandates			

6. Share Ownership of Board Members and Group Management Team

The following tables set forth the shares and options held by each of the individual members of the Board of Directors and the Group Management Team as of March 31, 2024 and March 31, 2023:

	As of March 31, 2024			
	Shares Held [1]	Options, PSUs and RSUs Held[2]	Exercise Price	Fiscal Years of Expiration
Non-Group Management Team Members of the Board of Directors:				
Patrick Aebischer	16,341	3,178	n/a	n/a
Wendy Becker	24,378	3,178	n/a	n/a
Edouard Bugnion	41,604	3,178	n/a	n/a
Guy Gecht	11,066	3,178	n/a	n/a
Christopher Jones	2,889	3,178	n/a	n/a
Marjorie Lao	12,455	3,178	n/a	n/a
Neela Montgomery	12,178	3,178	n/a	n/a
Kwok Wang Ng	5,124	3,178	n/a	n/a
Deborah Thomas	6,553	3,178	n/a	n/a
Sascha Zahnd	3,934	3,178	n/a	n/a
Total Non-Group Management Team Members of the Board of Directors	136,522	31,780		
Members of the Group Management Team:				
Johanna Faber (CEO)[3]	11	31,375	n/a	n/a
Charles Boynton (CFO)[4]	—	59,344	n/a	n/a
Prakash Arunkundrum (COO)	51,528	126,569	$38.65	2029
Samantha Harnett (CLO)	2,653	79,605	n/a	n/a
Total Group Management Team	54,192	296,893		

(1) *Includes shares held by parties related to members of the Board of Directors and Group Management Team.*

(2) *Each option provides the right to purchase one share at the exercise price. For Mr. Arunkundrum, 50% of the time-based options granted under the Logitech International S.A. 2006 Stock Incentive Plan before Mr. Arunkundrum became a member of the Group Management Team became exercisable in two equal annual installments from the date of grant and 50% of the time-based options became exercisable on the third anniversary of the grant date. PSUs granted to executive officers (including members of the Group Management Team) are performance-based restricted stock units that may vest upon meeting certain operating performance criteria and share price performance criteria measured against market conditions at the end of three years from the grant date. RSUs granted to executive officers are time-based restricted stock units that vest in four equal annual installments from the date of grant. RSUs granted to non-employee Directors vest in one annual installment.*

(3) *Johanna Faber was appointed as Chief Executive Officer and member of the Group Management Team, effective as of December 1, 2023.*

(4) *Charles Boynton resigned from his position as Logitech's Chief Financial Officer and member of the Group Management Team, effective May 17, 2024. Mr. Boynton's unvested PSU grants will forfeit as of the date of termination.*

	As of March 31, 2023			
	Shares Held	Options, PRSUs and RSUs Held[1]	Exercise Price	Fiscal Years of Expiration
Non-Group Management Team Members of the Board of Directors:				
Patrick Aebischer	12,395	4,170	n/a	n/a
Wendy Becker	18,854	4,170	n/a	n/a
Edouard Bugnion	37,670	4,170	n/a	n/a
Guy Gecht	7,093	4,170	n/a	n/a
Christopher Jones [2]	—	4,170	n/a	n/a
Marjorie Lao	9,563	4,170	n/a	n/a
Neela Montgomery	9,287	4,170	n/a	n/a
Kwok Wang Ng [2]	—	4,170	n/a	n/a
Michael Polk	10,783	4,170	n/a	n/a
Deborah Thomas	3,658	4,170	n/a	n/a
Sascha Zahnd [2]	—	4,170	n/a	n/a
Total Non-Group Management Team Members of the Board of Directors	109,303	45,870		
Members of the Group Management Team:				
Bracken Darrell (CEO) [3]	896,983	293,492	n/a	n/a
Charles Boynton (CFO) [4]	—	—	n/a	n/a
Prakash Arunkundrum (COO)[1]	47,918	114,136	$38.65	2029
Samantha Harnett (CLO)	4,010	44,043	n/a	n/a
Total Group Management Team	948,911	451,671		

(1) Each option provides the right to purchase one share at the exercise price. For Mr. Arunkundrum, 50% of the time-based options granted under the Logitech International S.A. 2006 Stock Incentive Plan before Mr. Arunkundrum became a member of the Group Management Team became exercisable in two equal annual installments from the date of grant and 50% of the time-based options became exercisable on the third anniversary of the grant date. PSUs granted to executive officers (including members of the Group Management Team) are performance-based restricted stock units that may vest upon meeting certain operating performance criteria and share price performance criteria measured against market conditions at the end of three years from the grant date. RSUs granted to executive officers are time-based restricted stock units that vest in four equal annual installments from the date of grant. RSUs granted to non-employee Directors vest in one annual installment.

(2) Messrs. Christopher Jones, Kwok Wang Ng and Sascha Zahnd were first elected as directors at the Annual General Meeting in September 2022.

(3) Mr. Bracken Darrell, Logitech's President and Chief Executive Officer, is also a member of the Board of Directors.

(4) Mr. Charles Boynton was appointed as Chief Financial Officer and member of the Group Management Team, effective as of February 6, 2023. For fiscal year 2023, he was not granted any equity awards.



Report of the Statutory Auditor

To the General Meeting of Logitech International S.A., Hautemorges

Report on the Audit of the Compensation Report

Opinion

We have audited the Compensation Report of Logitech International S.A. (the Company) for the year ended March 31, 2024. The audit was limited to the information pursuant to Art. 734a-734f of the Swiss Code of Obligations (CO) in the section "Compensation Tables audited under Swiss Law" of the Compensation Report.

In our opinion, the information pursuant to Art. 734a-734f CO in the accompanying Compensation Report complies with Swiss law and the Company's articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Compensation Report" section of our report. We are independent of the Company in accordance with the pro-visions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements of the company and our auditor's reports thereon.

Our opinion on the Compensation Report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Compensation Report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the Compensation Report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' Responsibilities for the Compensation Report

The Board of Directors is responsible for the preparation of a Compensation Report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a Compensation Report that is free from material misstatement, whether due to fraud or error. The Board of Directors is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor's Responsibilities for the Audit of the Compensation Report

Our objectives are to obtain reasonable assurance about whether the information pursuant to Art. 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Compensation Report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

– Identify and assess the risks of material misstatement in the Compensation Report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

– Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

– Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

KPMG AG

Regula Tobler
Licensed Audit Expert
Auditor in Charge

Stefan Widmer
Licensed Audit Expert

Zurich, 16 May, 2024

Enclosure:
 - Compensation Tables Audited under Swiss Law (pages 98 - 104)

Equity Compensation Plan Information

The following table summarizes the shares that may be issued upon the exercise of options, RSUs, PSUs, and employee share purchase plans under our employee equity compensation plans as of March 31, 2024. These plans include the 1996 Employee Share Purchase Plan (U.S.) and 2006 Employee Share Purchase Plan (Non-U.S.) (together, the "ESPPs") and the 2006 Stock Incentive Plan.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Vesting of RSUs, PSUs, and ESPP	Weighted Average Exercise Price of Outstanding Options only	Number of Securities Remaining Available for Future Issuance (Excluding Securities Reflected in Column (a))
Equity Compensation Plans	4,238,293 (1)	$65	10,714,920 (2)

(1) *Represents approximately 2.8% of the issued and outstanding share capital of the Company as of March 31, 2024.*

(2) *Represents approximately 7.0% of the issued and outstanding share capital of the Company as of March 31, 2024.*

2006 Stock Incentive Plan

The Logitech International S.A. 2006 Stock Incentive Plan provides for the grant to eligible employees and non-employee members of the Board of Directors of stock options, stock appreciation rights, restricted stock, and restricted stock units. As of March 31, 2024, Logitech has granted stock options, service-based RSUs, and PSUs under the 2006 Stock Incentive Plan and has made no grants of restricted shares or stock appreciation rights. Stock options granted under the 2006 Stock Incentive Plan generally will have terms not exceeding 10 years and will be issued at exercise prices not less than the fair market value on the date of grant. Awards under the 2006 Stock Incentive Plan may be conditioned on continued employment, the passage of time, or the satisfaction of performance vesting criteria. As of March 31, 2024, an aggregate of 33,800,000 shares was reserved for issuance under the 2006 Stock Incentive Plan. As of March 31, 2024, a total of 7,579,196 shares were available for issuance under this plan.

Employee Share Purchase Plans

Logitech maintains two employee share purchase plans, one for employees in the United States and one for employees outside the United States. The plan for employees outside the United States is named the 2006 Employee Share Purchase Plan (Non-U.S.), or 2006 ESPP, and was approved by the Board of Directors in June 2006. The plan for employees in the United States is named the 1996 Employee Share Purchase Plan (U.S.), or 1996 ESPP. The 1996 ESPP was the worldwide plan until the adoption of the 2006 ESPP in June 2006. Under both plans, eligible employees may purchase shares with up to 10% of their earnings at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Purchases under the plans are limited to a fair value of $25,000 in any one year, calculated in accordance with U.S. tax laws. During each offering period, payroll deductions of employee participants are accumulated under the share purchase plan. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. As of March 31, 2024, an aggregate of 29,000,000 shares was reserved for issuance under the ESPPs. As of March 31, 2024, a total of 3,135,724 shares were available for issuance under the ESPPs.

Annex 4. – Swiss Statutory Non-Financial Matters Report



FY24 Non-Financial Matters Report

About this Report

This Non-Financial Matters Report 2024 (this "Report") has been approved by the Board of Directors ("Board") of Logitech in accordance with art. 964*c.* of the Swiss Code of Obligations.

ERM Certification and Verification Services Limited ("ERM CVS") provided limited assurance in accordance with ISAE 3000 on selected key performance indicators set out in Appendix A. ERM CVS' independent assurance report is in Appendix B.

All entities included in Logitech's audited consolidated financial statements for FY24 or equivalent documents are covered by this Report and the approaches taken herein with no exceptions.

The information contained in this Report reflects the period between April 1, 2023 and March 31, 2024. This period is also referred to as fiscal year 2024 ("FY24"). In some cases, data may be presented for the Calendar Year (January 1, 2023 to December 31, 2023), in which case this is clearly stated.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements (including plans, projects, targets, and trends) and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact. These forward-looking statements can generally be identified by words or phrases such as "anticipate", "potential," "expect," "will," "plan," "may," "could," "forecast," "going forward," "target," "believe," "goal," "estimate," "intend," or similar expressions, or by express or implied discussions of strategy, plans, expectations or intentions. All forward-looking statements involve risks and uncertainties, including changes in our strategy, performance and progress as well as those risks and uncertainties disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2024. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

1. Introduction

1.1 Our Business

Logitech International S.A.'s (hereinafter "Logitech" or the "Company") mission is to extend human potential in work and play. We create design-led, software-enabled hardware that is the point of connection between people and the digital world. We sell these products through a number of brands: Logitech, Logitech G, and others.

Our diverse portfolio includes Gaming, Keyboards and Combos, Pointing Devices, Video Collaboration, Webcams, Tablet Accessories, and Headsets.

We sell our products to a broad network of international customers, in the Americas, Europe, the Middle East, and Africa ("EMEA") and Asia Pacific. This includes direct sales to retailers, e-tailers, and end consumers through our e-commerce platform, and indirect sales to end customers through distributors.

Logitech's operations capability consists of a hybrid model of in-house manufacturing (including a wholly-owned facility in Suzhou, China) and third-party contract manufacturers (principally in Asia). This allows us to effectively respond to rapidly changing demand, leverage economies of scale, protect intellectual property, and offer high-quality production in even the most sophisticated products.

1.2 Our Approach

1.2.1 Board Oversight

We believe thorough oversight from the Board is crucial for integrating sustainability into our overall company strategy. The Board, including our Chief Executive Officer ("CEO"), collaborates with the Chief Operating Officer ("COO") and Head of People and Culture to supervise the Company's sustainability strategy, advocate for sustainability and social impact, select priority projects, provide sponsorship and funding, and steer strategy and execution in cooperation with other business leaders.

To aid the Board in its oversight, the Nominating and Governance Committee assesses and advises on the Board's process and frequency for overseeing the company's sustainability strategy. In addition, the Audit Committee reviews and discusses with management the Company's validation procedures for metrics. The Board oversees the Company's Enterprise Risk Management ("ERM") and monitoring, including sustainability risk. Sustainability is a regular agenda item at Board meetings, where the COO and Head of People and Culture offer updates and suggestions related to climate action priorities, goals, and DEI (diversity, equity, and inclusion). The Board's oversight role involves reviewing these recommendations and directing strategy.

Starting in 2022, we implemented a sustainability scorecard as a metric that contributes 10% to the annual bonus incentive plan for our Group Management Team ("GMT"), which includes our CEO, Chief Financial Officer, COO, and Chief Legal Officer.

1.2.2 Management Review

Our management team reviews, at a minimum once annually, the scope and performance of each of our programs in a more strategic way and identifies further opportunities for growth and program evolution in the forthcoming year. We perform this review within the context of the broader external sustainability landscape and incorporate our understanding of how mega-trends and macro-developments may impact our sector and activities. Our GMT and Head of People and Culture work with other business leaders to prioritize and advocate for sustainability. This includes selecting projects to sponsor, financing initiatives, and driving strategy and execution.

1.2.3 Enterprise Risk Management

Our ERM process provides the Board, including its Audit Committee, with a comprehensive view of the risks facing our business. Logitech includes climate and sustainability-related risks in its multidisciplinary company-wide ERM process. This process aims to identify and control risks to ensure positive business development, effective risk reporting, and legal compliance. Risks are assessed in terms of their potential impact and likelihood of adversely affecting our reputation, financial situation, or capacity to meet our commitments. Risk mitigation measures are then planned, implemented and monitored on an ongoing basis to ensure their performance.

ERM assessments are both top-down and bottom-up and cross-functional. They cover strategic, financial, and operational risks, in the short, medium and long term. Our ERM process is aligned with our strategy. On an annual basis, our Internal Audit team performs an enterprise risk assessment through all our business areas, divisions and corporate functions. The result of the risk assessment is presented to our Board. This process assists Logitech in identifying risks that could potentially impact our ability to achieve business objectives and compliance obligations.

1.2.4 Stakeholder Engagement

As a global business, our challenges are increasingly diverse and interconnected. Therefore, we ensure that our sustainability strategy takes into account our stakeholders' feedback. We recognize six key stakeholder groups: customers, employees, regulators and policymakers, shareholders, special interest groups, and our industry.

We engage those stakeholder groups in a variety of ways. Some forms of stakeholder engagement follow a set frequency, such as our bi-annual employee Logi Pulse survey, supplier audits, and our annual shareholder meeting. Other forms of engagement are more ongoing, such as engagement with customers about our sustainability performance, collaboration with industry peers on specific programs, and discussions with policymakers. We also conduct an annual External Factors Review ("EFR"), which is a review of publicly available sources of information—to identify any reported concerns or perceptions regarding a company's approach to sustainability management, sustainability risks, and sustainability performance.

From our discussions with stakeholders over the last number of years, we recognize the following sustainability topics of interest for each of our stakeholder groups.

Customers	Employees
• Product performance and technical features • Logitech's unique selling points, with respect to sustainability • Product sustainability (design features) • Packaging sustainability (materials) • Hazardous materials compliance (RoHS, REACH) • Conflict minerals • Climate action and carbon targets • E-waste recycling and trade-in for reuse • Supply chain transparency and responsible manufacturing • Durability, repairability, spare parts • Product energy efficiency and carbon footprint • Diversity, equity, inclusion	• Company strategy and priorities; vision and values • Company commitment to social and environmental issues • Development opportunities and career advancement • Well-being (work/life balance) • Corporate and employee philanthropy and volunteering • Employee benefit and compensation offerings
Shareholders	Our Industry
• Financial performance • Preparedness for upcoming reporting regulations • Corporate governance, including supply chain management • Greenhouse gas reporting • Talent attraction and retention	• E-waste • Supply chain management • Innovation and co-development of solutions • Hazardous substances (RoHS, REACH) • Product take back and circular supply chains
Regulators and Policymakers	Special Interest Groups
• Ecodesign • Environmental claims, greenwashing, product sustainability information • Regulatory reporting • Circular economy, repairability, recycling information • Conflict minerals • Hazardous substances (RoHS, REACH)	• Human rights due diligence • Supply chain management • Sustainability performance at our production facility • Digital Inclusion • Worker safety, health, well-being

1.2.5 Double Materiality Assessment

In FY24, we carried out our first double materiality assessment ("DMA"). DMA expands the traditional understanding of materiality in sustainability reporting by considering a company's impacts on people and the planet ("inside-out environmental and social impacts") and the external environmental and social factors that influence a company ("outside-in financial risks and opportunities"). The DMA framework was introduced to recognize the reciprocal relationship between companies and their external environment and acknowledge the fact that a company's sustainability performance and management of external environmental and social risks can significantly affect its financial performance, reputation, and resilience. By embracing the principle of double materiality, we believe we can better assess and disclose both our impacts on the external world and the impacts of the external world on our operations. To progress our DMA, we evaluated the potential impact and relevance of various environmental and social dimensions, using the European Sustainability Reporting Standards ("ESRS"). We also assessed financial risks and opportunities associated with environmental and social factors that are relevant to our business. The results of our DMA are summarized in the following tables.

Environmental and Social Assessment

ESRS Topic/Subtopic	Materiality Assessment		Read more about our approach
Climate change mitigation & energy	In Logitech's industry, manufacturing processes consume a significant amount of energy from fossil fuels, leading to the creation of greenhouse gasses. Use of electronic products by end-users consumes a low to moderate amount of energy, partly in the form of fossil fuels, leading to the creation of greenhouse gasses.	H	Climate Action
Water withdrawal & discharge	Withdrawal: Logitech's industry typically demands significant water usage during the manufacturing phase and in the supply chain Discharge: Logitech's industry typically creates large amounts of industrial wastewater potentially containing heavy metals.	H	Water
Circular economy	Resource inflows: Electronic products have high material inflow compared to product lifespan and may contain critical raw materials and can produce e-waste.	M	Circularity
Plastics (including microplastics)	Plastic is commonly used in electronic products. If disposed of incorrectly, it can cause plastic pollution around disposal sites.	M	
Pollution of water and soil (e-waste)	Electronic products become e-waste at end of life and, if disposed incorrectly, can pollute water, soil and living organisms.	M	Circularity Water
Pollution: substances of concern	Certain regulated substances of concern are found in electronic products and, if not managed correctly, can cause environmental pollution.	M	Targeted Substances
Biodiversity	Logitech's industry can be associated with impact drivers of biodiversity loss e.g. climate change, pollution and land-use change.	M	Biodiversity
Work-related rights Child labor, forced labor, working time, adequate wages, social dialogue, freedom of association, collective bargaining.	Logitech's industry faces challenges in relation to these issues due to the nature and typical location of industry supply chains.	M	Human rights and Labor
Health and safety	Logitech's industry faces challenges in relation to these issues due to the nature and typical location of industry supply chains.	M	Safety, Health and Well-being
Equal treatment and opportunity Training and skills development, gender equality and equal pay, diversity.	Logitech's industry faces challenges in relation to gender and other diversity factors.	M	Diversity, Equity and Inclusion Talent Attraction and Retention
Social inclusion	Logitech's industry faces challenges in relation to access to products and services.	M	Digital Inclusion
Information-related impacts	Appropriate management of information or data by Logitech's industry could lead to impacts for consumers and end-users.	M	Privacy & Security
Personal safety	Certain regulated substances of concern are found in electronic products and, if not managed correctly, could impact consumer and end user safety.	M	Targeted Substances
Business conduct: protection of whistle-blowers, supplier management, corruption and bribery.	Logitech's industry faces challenges in relation to these issues due to the nature and typical location of industry supply chains.	M	Business Conduct

Financial Assessment

Topic	Materiality Assessment	Read more about our approach
Business conduct	If our representatives or key individuals display or tolerate unethical or illegal behavior, including corrupt practices, this could have legal and financial implications and could lead to material reputational damage.	Business Conduct
Privacy and security	Data breaches, cyberattacks, third-party vulnerabilities or other threats leading to disruption of operations, loss of confidentiality and customer trust, as well as potential regulatory fines, financial losses, reputational damage.	Privacy & Security
Diverse talent	Failure to attract and retain a diverse range of talent could diminish our potential to understand the perspective of our diverse customer base and create inclusive products.	Diversity, Equity and Inclusion Digital Inclusion
Climate change	Operating expense risks could arise, including increased costs associated with transitioning to renewable energy sources and low-carbon or more circular materials, technologies, and ways of working.	Climate Action Design for Sustainability Circularity
Natural resources	Water scarcity or pollution of natural resources affects production processes and causes supply chain disruptions from shortages or price fluctuations.	Water Biodiversity
Sustainability commitments	A decrease in demand for products and services could occur due to consumers becoming increasingly averse to negative impacts, lack of progress, or inauthentic sustainability efforts.	Climate Action Other

1.2.6 Design for Sustainability (DfS)

At Logitech, we are working to ensure sustainability is considered at every stage of product development. From designing lower-impact products, to engineering, manufacturing, marketing and sales, we are building capability across the company to ensure impacts on the environment and society are considered. The biggest opportunities to reduce the environmental impact of a product arise early in the design process when critical decisions about a product are being made. Being mindful of that, we have established 15 DfS Principles, which we are embedding into our design process and decision-making to support our consideration of sustainability alongside traditional factors such as cost, schedule, and experience.

DESIGN FOR SUSTAINABILITY (DfS) PRINCIPLES



DESIGN PRODUCTS THAT LAST

Durable, high-quality products avoid the technical obsolescence that forces a product to be discarded and replaced



CREATE EMOTIONAL DURABILITY

Products and experiences that hold their emotional value for longer are more likely to be passed on, resold or repaired



GRANT RIGHT TO REPAIR

Empowering consumers to extend the life of a product by simple repair



CLOSE THE LOOP

Supporting the takeback of old devices and the reuse of subassemblies, components and materials in new designs



GO BEYOND HARDWARE

Exploring new and innovative service models around software, servicing, leasing and upgrade



CHEMICAL CONTROL

Eliminating targeted substances which are harmful to health and the environment



ENABLE RECYCLABILITY

Choosing materials and components that are easily separated and commonly recycled



CHOOSE LOWER IMPACT COMPONENTS

Selecting high efficiency components, batteries and PCBs with minimized weight and impact



OPTIMIZE ARCHITECTURE

Designing for optimal technical performance with reduced weight



CHOOSE BETTER MATERIALS

Using lower impact materials from recycled and renewable sources, which are commonly recycled



USE CLEAN AND EFFICIENT MANUFACTURING

Favoring efficient manufacturing with renewable energy



USE EFFICIENT DISTRIBUTION

Optimizing product and packaging weight and avoiding air shipment



DESIGN LOW-IMPACT PACKAGING

Responsibly sourced and efficient, with non-plastic and commonly recycled materials



ENABLE EFFICIENT USE

Maximizing the energy efficiency of our products for consumers



MAKE A POSITIVE CONTRIBUTION

Focusing on products that enable joyful, inclusive experiences and positively influence behaviors and attitudes

We leverage these established DfS Principles to drive progress across our existing portfolio, new product introductions, and new areas of breakthrough innovation. The 15 principles are underpinned by a number of tools and techniques founded on Life Cycle Assessment ("LCA") to model design options and ensure our decision-making is informed by a clear understanding of how our products, technologies, and business models impact the environment and how carbon impact can be reduced, while circularity and social impact are embraced. Over the last year, we have continued the work to build DfS capability across our organization with a range of tools, expertise, and know-how being shared across teams. We have developed internal guidelines, tools, and calculators to support decision-making by designers, engineers, product managers, and other stakeholders during the design process.

Empowering product teams with DfS Principles often leads to visible DfS Features that benefit customers and our community at large. These features are just a small part of the broader sustainability philosophy and mindset that we are endeavoring to instill across our company.



CLEAN MANUFACTURING

Manufacturing by factories that purchase renewable electricity and operate in accordance with a code of conduct, to avoid adverse impacts on people and the planet and ensure responsible management of resources and waste

RECYCLED FABRICS

Using recycled fabric where possible, in our newest designs

RECYCLED PLASTIC

Made with post-consumer recycled plastic from end-of-life electronics, to give plastics a second life

RECYCLED ALUMINUM

Using recycled aluminum to reduce our carbon impact

LOW CARBON ALUMINUM

Using aluminum produced with renewable energy, for lower carbon impact

SMART BATTERY EFFICIENCY

Incorporating smart features to lower battery consumption and optimize product use

OPTIMIZED PCB

Optimizing the shape and size of the PCB, to reduce carbon footprint. Exploring recycled copper and gold and additive manufacturing

PVC-FREE CABLES

Eliminating PVC cables, to transition to better materials

RESPONSIBLE PACKAGING

Avoiding single-use plastic and using recycled content and recyclable materials, with responsible sourcing of paper

1.2.7 Factory and Supply Chain Management

We recognize the critical role that factory and supply chain management plays in our sustainability performance. We have one production facility in Suzhou, China, which currently handles approximately 40% of our total production. We outsource the remaining production to contract manufacturers and original design manufacturers located principally in China, Taiwan, Malaysia, Switzerland, Vietnam, Mexico, and Thailand. Both our in-house and outsourced manufacturing operations are managed by our worldwide operations group. The Worldwide Operations Group also supports the business units and marketing and sales organizations through the management of distribution centers and the supply chain and logistics networks.

We work closely with our suppliers to ensure they meet our sustainability standards, from sourcing raw materials responsibly to minimizing transportation emissions. At our production facility, we look for ways to use new technology to create better products, reduce manual labor, improve the workplace, and be more productive and sustainable in the long term. With this goal in mind, we have introduced automation and robotic technology to deliver efficient, time-saving and waste-eliminating production of some of our most popular products. The introduction of automation enables real-time adjustments for optimal efficiency and is helping us to shift worker responsibilities from low-skilled, manual labor to monitoring, calibrating, and maintaining equipment, with associated soft skills development.

Our framework for factory and supply chain management is the RBA Code of Conduct, which is an industry-led best practice standard for our sector that requires management of labor, ethics, environment and health and safety. We joined the Responsible Business Alliance ("RBA") in 2007 to collaborate with industry peers and competitors alike, and co-develop standards, tools, and programs addressing the sustainability challenges facing our sector today. The RBA has an established Code of Conduct (the "RBA Code of Conduct"), which is reflective of international norms and good practice, including the Universal Declaration of Human Rights, ILO International Labour Standards, OECD Guidelines for Multinational Enterprises, ISO 45001, ISO 14001, and SA 8000. All of our suppliers are required to uphold the RBA Code, as a contractual condition of doing business with Logitech.



Responsible Business Alliance
Formerly the Electronic Industry Citizenship Coalition

Advancing Sustainability Globally



LABOR

- freely chosen employment
- Young workers
- Working hours
- Wages and benefits
- Humane treatment
- Non-discrimination/ Non-harassment
- Freedom of association



ETHICS

- Fair business, advertising and competition
- Protection of identity and non-retaliation
- Responsible sourcing of minerals
- Privacy
- Business integrity
- No improper advantage
- Disclosure of information
- Intellectual property



ENVIRONMENT

- Environmental permits and reporting
- Pollution prevention and resource reduction
- Hazardous substances
- Energy consumption and greenhouse gas emissions
- Solid waste
- Air emissions
- Materials restrictions
- Water management



HEALTH AND SAFETY

- Occupational safety
- Emergency preparedness
- Occupational injury and illness
- Industrial hygiene
- Physically demanding work
- Machine safeguarding
- Sanitation, food, and housing
- Health and safety communication



MANAGEMENT SYSTEMS

- Company commitment
- Risk assessment and management
- Improvement objectives
- Training and communication
- Management accountability and responsibility
- Legal and customer requirements
- Worker feedback, participation, and grievance
- Audits, assessment and corrective actions
- Supply chain responsibility
- Other

We have established the following provisions and working methods to drive continual improvement and adherence to the RBA Code.

- **Sustainability auditing:** The RBA has established protocols, tools, and expertise for auditors working across our industry to assess key risks relevant to our industry. This process is known as the Validated Audit Process ("VAP") and allows for like-for-like comparison across companies and supply chains and a common understanding of the RBA Code of Conduct requirements and audit procedures. Our in-house auditing team are all highly experienced auditors and replicate the RBA's VAP using RBA-endorsed audit protocol and tools. We also use independent, third-party auditors, where needed, to supplement our in-house capability and our own production facility is also subject to periodic VAP audits. Typically, our audit program involves on-site audits of supplier factories. Our audit teams meet with supplier management, inspect the facility, review documentation, and carry out interviews in private and in confidence.

- **Sustainability training and education:** We organize and facilitate factory and supplier training events, where we discuss Logitech's sustainability expectations, standards, and international best practices. We create forums for suppliers to share their experiences. We also encourage suppliers to attend RBA-led capability-building sessions, including e-learning courses on various sustainability topics, including forced labor, recruitment, migrant workers, ethics, human rights, discrimination, worker voice, worker participation, grievance management, supply chain management, working hours, and young workers.

- **Quarterly business review (QBR):** Our QBR process considers sustainability performance as a vital aspect of supplier performance. This involves a desk-based audit evaluating six key categories: engineering, sustainability, quality, demand/supply capability, new product introduction, and commercial aspects. Engineering performance has a 25% weight in the quantitative scoring, while other categories, including sustainability, each hold a 15% weight. The QBR process also considers qualitative factors such as a supplier's adherence to our sustainability commitments, policies, goals, and objectives. 'Preferred' suppliers with high QBR scores receive additional development opportunities and potential business expansion. Those with low scores face increased auditing and commercial restrictions, possibly leading to termination if improvements are not made within agreed-upon timelines.

- **Supplier innovation:** We encourage our suppliers to explore innovative approaches to business and manufacturing processes, and how we can enhance our products, services, and operations. We challenge our suppliers by asking them the question, "What can you do differently or better?" This allows them to propose innovative solutions to problems, leading to collaborative brainstorming sessions and resulting in breakthrough progress in supply innovation. Our Future Positive Challenge was established to fast-track the exploration and evaluation of sustainability innovations that could be applied at scale to our business. We prioritize the exploration of technologies that are integral to advancing breakthrough innovations in the consumer electronics industry and also make a vital contribution to economic development and job creation. We seek supplier innovations that are aligned with Logitech's Design for Sustainability ethos, and participants can submit applications through Logitech's Tech Tour Portal.

1.2.8 Third Party Assurance

Factories and supply chain

Our production facility is subject to the RBA's third-party VAP and third-party ISO 14001 audits each year. As part of these audits, third-party auditors evaluate our management approach and performance in relation to best practice expectations defined in ISO 14001 and the RBA Code of Conduct for sustainability management in our industry. These audits help to ensure our management system, activities, and approach align with international good practice ISO standards and we drive continuous improvement year on year.

As an RBA member, we adhere to RBA requirements and carry out due diligence processes to evaluate supplier sustainability performance and risks, including environmental compliance and adherence to the RBA Code of Conduct for our industry. Supplier facilities are required to comply with the RBA Code of Conduct and ISO 14001 in their manufacturing activities. We employ the RBA's Self-Assessment Questionnaire ("SAQ") and risk assessment tool and we have an in-house team of auditors who replicate the RBA VAP Audit process in supplier factories a minimum of once per year and check certifications. Human rights and anti-corruption enterprise risk management is part of our standard risk review process for screening suppliers.

Products and carbon data

To support the integrity of our product carbon footprint studies and associated carbon models, we work with third-party, independent experts, iPoint Group, to ensure our methodology meets ISO 14067 and ISO 14044 best practice standards. The product carbon footprint ("PCF") study for each product also undergoes an independent critical review by an independent third-party called DEKRA. We provide an overview of our calculation methodology and more details on our Carbon Clarity webpage and we encourage other brands to adopt this approach.

We arrange third-party verification of our greenhouse gas emission inventory and reduction programs year-on-year, to verify compliance with the Greenhouse Gas Protocol, prior to public reporting. The data in this Report has been subject to third-party limited assurance, as described in Appendix B.

Other assurance

In addition to the above, we regularly benchmark our performance in relation to other peer companies both within and outside our sector and we submit our reports to a large number of third-party rating platforms who review and rate our performance and provide useful feedback, which informs our planning for the forthcoming year. With this approach, we have achieved a number of certifications and awards for our management approach and performance over the last year.

Awards and recognitions

The effectiveness of our approach has been recognized as follows.











Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA	FTSE4Good	MSCI ESG RATINGS AAA	SIX Swiss Exchange SXI Switzerland Sustainability 25®	Rated MORNINGSTAR SUSTAINALYTICS
DJSI Europe Index Listed	Listed	AAA rated[1]	Listed	'Top-Rated' Company

[1] The use by Logitech of any MSCI ESG Research LLC or its Affiliates ("MSCI") data, and the use of MSCI logos, Trademarks, Service Marks, or Index Names Herein, do not constitute a sponsorship, endorsement, recommendation for promotion of Logitech by MSCI. MSCI Services and data are the property of MSCI or its information provided, and are provided "'As-Is"' and without warranty. MSCI names and logos are trademarks or service marks or MSCI.



Prime Status

2. Environment

2.1 Climate Action

2.1.1 Policies, Strategies, and Concepts

Our Climate Pledge is our commitment to the Paris Agreement and global efforts to limit global warming to 1.5°C. Underpinning that pledge we have science-based carbon reduction targets for 2030.

- **85%** reduction of Scope 1 and 2 emissions compared to a 2019 base year
- **100%** of our electricity footprint matched with purchasing renewable energy by 2030.
- **>50%** reduction in our Scope 3 emissions by 2030, compared to a 2021 base year.
- **>90%** reduction of our Scope 1, 2 and 3 emissions by 2047, compared to a 2019 base year, with 100% removal of any residual emissions to achieve net-zero.

To achieve our Climate Pledge and carbon reduction targets, we Design for Sustainability and prioritize absolute carbon reduction across our business and operations. Over the past few years, we have intensified our carbon reduction programs expanding our efforts across our company and portfolio. Our goal is to design each new generation of products with a lower carbon footprint than the previous one.

Where we cannot achieve absolute reductions in carbon impact, we're transitioning our manufacturing and supply chain to use renewable energy sources. This includes energizing our value chain by developing on-site renewables, partnering with utilities providers, securing Power Purchase Agreements and obtaining Renewable Energy Certificates.

We believe that carbon should be treated like calorie awareness, and that everyone should be aware of what they're consuming. We accept responsibility for the full life-cycle impact of our products and advocate for consumer and industry action to recognize carbon impact and the effects of climate change. Being transparent about our carbon impact encourages better design decisions within our teams, and informed purchasing decisions among our consumers. We work to support greater carbon transparency across our industry by sharing our knowledge, empowering others to take similar steps towards carbon clarity and encouraging other companies to join us in our approach.

Over the course of this coming year, we will restructure our existing strategy and programs to expand our existing efforts, energize our efforts with renewable electricity, explore new opportunities for carbon reduction, and continue the work to evolve our business model.

2.1.2 Measures Implemented

As part of this program, we have implemented the following key measures.

- **Energy efficiency:** At our own production facility, we implement energy efficiency programs and we purchase renewable electricity. We are always looking for ways to use new technology to create better products, reduce manual labor, improve the workplace, and be more productive and sustainable in the long term. With this goal in mind, we have introduced automation and robotic technology to deliver efficient, time-saving and waste-eliminating production of some of our most popular products.
- **Design for sustainability:** The majority of our Scope 3 emissions come from the sourcing and manufacturing of our products and we recognize that the biggest opportunities to reduce our environmental impact therefore arise early in the design process when key decisions about a product are made and carbon emissions can be avoided or designed out. We have a Design for Sustainability framework, which is accelerating our transition to low carbon alternative materials and designs across our product portfolio. Two specific programs, which form part of this framework are as follows:
  - Next life plastics: We have introduced post-consumer recycled plastic across a broad range of our products to give end-of-life plastic a second life and help reduce their carbon footprint. Our capability has grown rapidly as we have partnered with resin suppliers and molders to develop new and stronger resins in a range of colors and grades, while expanding our supply chain and refining their molding processes. Recycled plastic is now used at scale across Logitech and is contributing meaningfully to our carbon reduction pathway.
  - Low-carbon aluminum: Manufacturing aluminum is very energy-intensive and the majority of the carbon footprint associated with manufacturing comes from the smelting process where large quantities of heat and energy are needed and fossil fuels are often used. Low-carbon aluminum is made in a smelter that uses renewable energy (e.g. hydropower) instead of traditional fossil-fuel energy. Using renewable energy enables the manufacture of the same aluminum product, with a lower carbon footprint.
- **Purchase of renewable electricity:** We purchase renewable electricity to address our own Scope 2 greenhouse gas emissions and we have an established Renewable Energy Buyers Club and portal to help suppliers understand the value of supporting renewable energy and access high-quality Energy Attribute Certificates that are third-party certified.
- **Carbon Clarity:** Recognizing the reputational opportunity associated with sustainability reporting and transparency, we launched our "Carbon Clarity" program to recognize the increasing demand from consumers for carbon footprint information and transparent reporting of a product's impact.
- **Climate risk:** Our business continuity, security and supply chain team, among others, work to help prepare the company for the potential impacts of extreme weather events such as tornadoes, heavy rain, lightning, hurricanes, and blizzards which can disrupt transport infrastructure, introduce unforeseen logistical challenges and inhibit access to company facilities and assets. We plan our manufacturing contracts and locations in consideration of identified chronic physical risks, such as water stress, to avoid undue vulnerability to these risks over the longer term, e.g., with short-term leases or manufacturing contracts and enforced business continuity plans. We decentralize decision-making and IT backup solutions to ensure key decision-makers and leaders have continual access to critical information for decision-making and business continuity. We monitor emerging regulations and work to develop internal compliance standards in advance of emerging regulations.

2.1.3 Progress

The progress made in the last year demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.

- **Validation of Logitech's science-based carbon reduction targets**
  - Our science-based targets were validated by the Science Based Targets initiative (SBTi), confirming alignment with international best practice standards.
  - Our Net Zero target is also recognized under the UNGC Forward Faster Initiative as a science-based net-zero emission targets in line with a 1.5°C pathway.
- **Reduction in greenhouse gas emissions**
  - 58% reduction in Scope 1 & 2 greenhouse gas emissions from base year 2019.
  - 24% reduction in Scope 3 emissions from base year 2021.
- **Use of renewable electricity**
  - 700 MW of on-site renewable power panels installed at our production facility.
  - 94% renewable electricity[2] achieved through use of a combination of measures including on-site power, green tariff contracts and purchase of energy attribute certificates.
  - Recognized as a Green Power Partner by the United States Environmental Protection Agency (EPA) for the third consecutive year.
- **Carbon transparency**
  - New LCA studies for products in our headset, webcams, gaming and video-conference categories.
  - 66% of Logitech products now have a Product Carbon Footprint ("PCF") study[3].
  - Leadership Level (A-) climate performance (Carbon Disclosure Project, CDP).
- **Major programs for carbon reduction[4]**
  - Next Life Plastics: Continued expansion of our Next Life Plastics program with recycled plastics used across the full portfolio of Logitech products, eliminating more than 25,000 tCO_2.
  - Low-Carbon Aluminum: used in 66 product lines[5], eliminating more than 13,000 tCO_2.
  - PCB Optimization: expanded application of our PCB guidelines to reduce carbon impact, eliminating over 2,500 tCO_2.
  - Product energy efficiency: Roll-out of firmware updates to enhance the energy efficiency of our video-conferencing device.
- **Supplier Engagement**
  - Recognized by CDP as a Supplier Engagement Leader for the 3rd year running.
  - With our Renewable Energy Buyers Club and portal, we helped suppliers understand the value of supporting renewable energy and access third-party certified Energy Attribute Certificates to address almost 80,000 tCO_2 associated with Logitech supply chain manufacturing.

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[2] The renewable electricity footprint of our production facility and offices, as a percentage of the total electricity footprint of those facilities, rounded to the nearest 1%. Our Major Offices are the offices that account for 80% of floor space.
[3] Measured as the percentage of units shipped from 01 March 2024 to 31 March 2024, for which Logitech had a third-party reviewed Product Carbon Footprint.
[4] Carbon savings are measured for Calendar Year 2023.
[5] Measured as the number of product lines shipped from 01 March 2024 to 31 March 2024, which had low-carbon aluminum.

2.2 Circularity

2.2.1 Policies, Strategies, and Concepts

Our ambition is to reduce waste and extend the life of products, components, and materials. We want to empower consumers with simple and convenient ways to give products, components, and materials a next life, and to contribute to a more circular world. We adopt a full life-cycle approach to consider how we can reduce waste by designing for circularity, using circular materials and enabling manufacturing with clean and renewable energy. Our strategies for extending product life include exploration of software and services to support and enhance our hardware and customer experiences, extending product life with durable and energy-efficient designs and repair services, and creating second-life opportunities for products and materials through recycling and refurbishment programs. Circular design focuses on the development of longer-lasting, more energy-efficient products with a particular emphasis on extending the useful life of products through design for repair, reuse, disassembly, and eventual recycling at end-of-life. Circular materials are renewable and recycled materials.

2.2.2 Measures Implemented

As part of this program, we have implemented the following key measures.

Factories and Supply Chain

- We follow a waste hierarchy of reduce-reuse-recycle and monitor waste weight annually. The Environmental Health and Safety (EHS) team at our production facility conducts due diligence reviews of third-party waste management suppliers, to ensure those suppliers have all required licenses and permits. Hazardous waste is handled by licensed contractors and facilities, and we track and report end-of-life treatment pathways for all waste streams.
- In our supply chain, we promote good waste management practices through RBA Code of Conduct auditing and supplier development activities. Suppliers are required to manage, eliminate, and responsibly treat waste while conserving natural resources through various practices, such as modifying production processes, maintenance and facility processes, materials substitution, reuse, conservation or recycling.

Products and services

- **Design for Sustainability:** Our ambition is to reduce carbon and deliver more circular solutions, to ensure every generation of Logitech product and service is better than the last. To help us develop more circular designs, we have developed a Circularity Assessment Tool, which can be used to measure the circularity of our product designs, while the design is in development. We developed the tool in-house, to reflect stakeholder views, legal megatrends, and relevant good practice standards. The tool is used as an educational asset within Logitech to help teams understand the implications of design decisions and priority items to focus on when they are assessing circularity.
- **Circular Materials:** Our top three materials, by weight, are plastic, paper packaging, and metals. This insight has informed the prioritization of strategic programs to develop more circular alternatives for all three material categories. We use recycled plastic ("Next Life Plastic") at scale to give a second life to end-of-life plastic, reduce our carbon footprint, and transition away from virgin resources to adopt more circular solutions. In addition, we continue to expand our commitment to responsible sourcing of paper, with our FSC-certified packaging program.
- **New Business Models:** We continue to develop our program to refurbish returned devices to "like-new" for warranty replacements and sale on our e-commerce platforms and other channels. Logitech has partnered with

iFixit to advance our circularity goals by facilitating the availability of spare parts, beyond-warranty repair, and repair guides for select products. Simple and easy-to-follow Repair Guides are now available for customers to repair or extend the life of a number of Logitech products on the Logitech-iFixit Repair Hub. In addition, we donate open box returns to schools and non-profit organizations across the world.

- **Recycling:** We work with Producer Responsibility Organizations ("PROs"), as well as our downstream distribution partners and retailers, to ensure Logitech products are responsibly recycled across various touchpoints and channels. We provide financial support to enable and support the development of recycling infrastructure and capability in the countries in which we operate. In many countries worldwide, we leverage a network of in-country, third-party distributors, who are required to support in-country recycling programs on our behalf as a contractual requirement of doing business with Logitech. In many countries where we have no legal obligation, we develop voluntary recycling schemes to meet consumer needs for recycling solutions. We have an established Recycling Standard which reflects international good practice and any recycler working for, or on, our behalf is required to implement and comply with that standard.

2.2.3 Progress

The progress made in the last year demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.

- **Second Life:** expansion and evolution of our programs to support second life products, components and materials
  - Continued expansion of our refurbished products offering, with a focus on development of in-house refurbishment operations and collaborating with partners.
  - Scale up of Logitech's partnership with iFixit to provide OEM parts and repair guides to enable DIY repair of devices in the United States.
  - Launch of Logitech's Collect & Save initiative for B2B customers in Europe and North America to support collection and responsible recycling of end of life devices.
  - We are expanding our retailer partnerships for recycling, with Logitech joining Staples' "Free Tech Take Back" program to support and incentivize consumers who wish to recycle old electronics.
- **Circular Materials:** Continued expansion of our use of circular materials that use recycled content or support responsible use of natural resources and recyclability.
  - 19% of products use FSC-certified paper packaging[6], including 73% of new product introductions[7].
  - 73% of products use Next Life Plastics[8].
  - 43% of products are PVC-free[9].

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[6] Measured as the percentage of units shipped from 01 March 2024 to 31 March 2024, for which paper-based consumer packaging was FSC™-certified.

[7] Measured as the percentage of New Product Introduction units shipped from 01 March 2024 to 31 March 2024, for which all paper-based consumer packaging was FSC™-certified. A New Product Introduction is a Logitech product line that launched between 01 April 2023 and 31 March 2024.

[8] Measured as the percentage of units shipped from 01 March 2024 to 31 March 2024, which incorporate post-consumer recycled plastic.

[9] Measured as the percentage of product lines shipped from 01 March 2024 to 31 March 2024, which have no detectable presence of polyvinyl chloride (PVC) e.g. in cables or component parts. We test for the presence of chlorine at concentrations of greater than 2,200 ppm.

2.3 Biodiversity

2.3.1 Policies, Strategies, and Concepts

Safeguarding biodiversity for future generations is an important part of climate action. We recognize the need to safeguard biodiversity as one of the critical Earth systems processes that is essential for continued human development. We have begun to analyze the life-cycle impact of our business biodiversity and natural world in a more systematic way by considering the full life-cycle impact of our operations and activities on biodiversity and by developing programs to reduce negative impacts and biodiversity and create positive change.

2.3.2 Measures Implemented

As part of this program, we have implemented the following key measures.

- **Biodiversity Mapping:** In FY23, we reviewed the location of our production facilities and offices to evaluate potential risks associated with locations in or around UN World Heritage Sites, Ramsar wetland areas, and UN Biodiversity hotspots. Our review indicated our facilities and offices are typically located in low-risk, built-up areas.
- **Biodiversity Risk Assessment:** In the last year, we expanded our efforts and carried out more systematic biodiversity risk assessments to consider the full life-cycle of our products and value chain.
- **Factory Management:** At our own production facility, and supplier factories, we require suppliers to manage emissions and pollutants that could impact biodiversity in accordance with local legal requirements and international good practice requirements defined in the RBA Code of Conduct.
- **Responsible Sourcing:** We recognize the impact potential of our sourcing strategies and supply chain for certain materials. We have developed a number of responsible sourcing policies and strategies to reduce our use of virgin materials, promote the use of second-life materials like recycled plastics and leverage certified responsible supply chains. We continue to implement our Single-Use Plastic Packaging Policy across all our packaging designs and as we transition to greater use of paper, we have an established FSC™-certified packaging program, which helps us ensure our packaging materials are sourced from sustainably managed forests with established biodiversity management plans.
- **Restoring Climate-impacted Forestry and Ecosystems:** Over the last number of years, we have selected to purchase offsets from carbon offsetting projects with proven co-benefits for forestry and biodiversity conservation. Our current portfolio includes purchases from a number of forestry projects that conserve existing forestry, create new forested areas and support climate-impacted communities. In 2020, we partnered with an organization called ForestNation to support tree planting in areas of community need in the developing world. As part of celebrating Earth Day each year since 2020, we have partnered with ForestNation to activate employees and customers and finance the continued planting of trees to restore historic biodiversity impacts and degradation in a plantation in Tanzania.

2.3.3 Progress

Key areas of progress from the last year can be summarized as follows.

- **Biodiversity mapping and preliminary risk assessment:** completed for all Major Offices[10] and our production facility using UNEP ENCORE and WWF Biodiversity Risk Filter tools, in alignment with the Taskforce on Nature-related Financial Disclosures (TNFD).
- **Single-Use Plastic Packaging Policy:** continued implementation of our policy to eliminate single-use plastic from packaging and support curb-side recycling and alternative materials.
- **Responsible and renewable natural materials[11]**
  - More than 63% of the natural materials used in products and packaging were renewable materials[12].
  - 19% of all products had FSC-certified paper packaging, including 73% of New Product Introductions[13].
- **Expansion of our tree planting program:** with ForestNation to deliver planting of more than 31,443 tree seedlings by local community groups working in ForestNation's nursery to date.

2.4 Water

2.4.1 Policies, Strategies, and Concepts

Water is a vital resource and is used in various stages of hardware manufacturing, from cleaning components to cooling machinery. Water use at our own production facility is not material because we are primarily engaged in assembly and testing but use of water in certain areas of our supply chain can be significant and we are committed to addressing that impact. Effective water management practices are needed, to ensure water resources are used efficiently, and to minimize waste and reduce environmental footprint. Moreover, when factories implement measures such as recycling and reuse systems, they not only conserve water but also contribute to the preservation of local ecosystems and communities. Efficient water management is crucial for the long-term sustainability of our supply chain operations amid growing global water scarcity concerns.

2.4.2 Measures Implemented

As part of this program, we have implemented the following key measures.
- Water management at our production facility: Our production facility is in Jiangsu province, China. This is an area of high baseline water stress, which is forecasted to remain high over the next 20 years. Being conscious of this environmental context, we manage water consumption in accordance with the RBA Code of Conduct and all relevant local legal requirements and good practice standards. Approximately 95% of the water that is used at our production facility is obtained from a public mains supply connection provided by the local authorities (low risk), is not significantly used in production (low volume), and is primarily used for welfare facilities (high priority). Work activities at our production facility are not water intensive. The water that we consume is primarily used for drinking water, catering, showers, washrooms, and other welfare facilities. When on-site production increases, the size of our

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[10] The offices that account for 80% of floor space.

[11] Natural materials are materials that are generated by ecological processes e.g. paper; not plastic.

[12] Renewable materials are natural materials that can be replenished quickly and are recyclable at end-of-life. We recognize FSC™-certified paper as a renewable material, as well as the paper packaging used in our master shipper.

[13] Measured as the percentage of New Product Introduction units shipped from 01 March 2024 to 31 March 2024, for which all paper-based consumer packaging was FSC™-certified. A New Product Introduction is a Logitech product line that launched between 01 April 2023 and 31 March 2024.

workforce increases, leading to increased demand for drinking water and the use of welfare facilities. We have an established Resource Management Procedure, but the scale of opportunity associated with water-saving initiatives is small. Our commitment to lean manufacturing drives ongoing efforts to identify water-saving initiatives of benefit for the environment and our workforce.

- Water-saving initiatives at our production facility typically relate to control systems for toilets and preventative maintenance procedures to avoid water leaks and repair any leaks that do occur. In the last few years, we have replaced valves and water pipes to reduce water loss and installed additional systems to enable monitoring, tracking, and reporting of water use in our plant and dormitory. Our internal audit programs include regular monitoring to ensure the welfare facilities we provide align with good practice expectations and provide fair working conditions for workers. We also recycle hot water from a nearby third-party facility, where it is produced as a by-product, to use in our heating systems. This approach helps us reduce the energy, water, and environmental footprint of our facility and the neighboring facility at the same time.
- In our supply chain, we drive good practice water management with our RBA Code of Conduct auditing and supplier development activities. Suppliers are required to implement water management programs that characterize water and wastewater sources, use and discharge, seek opportunities to conserve water and eliminate potential pollution at source, control potential channels of contamination and implement appropriate monitoring and treatment systems (where required by local permitting requirements), to ensure optimal performance and regulatory compliance.
- In FY24, we carried out our first life-cycle analysis of the water impact of a selection of our products and surveyed our suppliers to understand their water risks and management provisions in a more detailed way. The results of those survey and risk assessment activities are currently under review.

2.4.3 Progress

The progress made in the last year demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.

- **ISO 14001-certified:** The Environmental Management System at our production facility, has been ISO 14001 certified since 1999.
- **Water-saving initiatives**: At our production facility, we have a multi-year program of continual improvements. Over the last four years, we have:
  - Installed water monitoring meters and infrared flush-control devices; and
  - Upgraded underground valves and pipes, to minimize water leakage.
- **Biodiversity mapping and preliminary risk assessment:** We have completed a mapping and preliminary risk assessment for all Major Offices and our production facility using UNEP ENCORE and WWF Biodiversity Risk Filter tools, in alignment with the Taskforce on Nature-related Financial Disclosures ("TNFD") and the Aqueduct Water Risk Atlas tool.
- **Supplier surveys:** We have completed supplier surveys of Major Suppliers, along with water footprinting of a selection of Logitech products, were completed for the first time, to identify hotspots in our product designs and operations.
- **Reporting:** We have commenced reporting to the Carbon Disclosure Project Water Security program for the first time.

2.5 Targeted Substances

2.5.1 Policies, Strategies, and Concepts

The production of electronic goods necessitates a wide variety of materials, components, and parts. In collaboration with our suppliers, we examine material specifications and assess products and components. We have established policies and standards to ensure appropriate management of potential hazards to human health or the environment. These include compliance policies for Restriction of Hazardous Substances ("RoHS") and Registration, Evaluation, Authorization, and Restriction of Chemicals ("REACH"), as well as our Global Specification for the Environment ("GSE") standards, and a number of voluntary policies. We go beyond legal requirements by monitoring global regulatory developments and adopting proactive policies based on the precautionary principle. This involves taking preventative measures to eliminate, manage, and control the use of targeted substances in manufacturing processes and products. We evaluate published lists of concerning substances, customer preferences, emerging regulations, and reliable scientific analysis related to potential effects on human health and the environment. This method also enhances product circularity by promoting reusability and recyclability.

2.5.2 Measures Implemented

As part of this program, we have implemented the following key measures.

- **Factory Management:** We use limited amounts of hazardous materials like lubricant oils, glue, and cleaning solvents for final assembly activities, complying with the RBA Code of Conduct and legal regulations for their handling. We identify and manage any substances that could pose a threat to human health or the environment, ensuring their safe handling and disposal. Safety Data Sheets ("SDSs") are maintained, displayed on employee notice boards, and reviewed by auditors for RBA Code of Conduct compliance. We also have a corporate standard outlining our expectations for environmental good practice and appropriate management of workplace emissions and air quality. There have been no reported incidents related to our use of hazardous materials, and given the nature and extent of materials used, such incidents are unlikely to occur. We apply the same approach to hazardous materials management within our supply chain and assess suppliers for compliance with RBA Code of Conduct requirements.
- **Clear standards:** In 2002, we established our GSE or "Green Procurement" standards, which define the substances that are prohibited, restricted, or require declarations, as well as our labeling requirements. All our suppliers are contractually obliged to adhere to our GSE standards, as a condition of doing business with Logitech.
- **Testing:** Our manufacturing facilities have a well-established testing program that regularly samples our products, components, and manufacturing consumables to ensure compliance with GSE requirements. We test products and components using good laboratory practice methods, such as X-ray fluorescence ("XRF") and chemical analysis, which allow us to verify single-component traceability and legal compliance.
- **Auditing:** We conduct periodic supplier surveys, particularly when significant changes are made to the REACH Substances of Very High Concern ("SVHCs") Candidate List. Our robust supplier audit and validation program checks compliance with the RBA Code, hazmat legislation, and green procurement standards.
- **Substitutions:** When safer alternatives are available, we phase out targeted substances of concern, such as PVC. In 2018, we introduced a program to phase out PVC in cables by transitioning to low-toxicity thermoplastic elastomer ("TPE") alternatives.

2.5.3 Progress

The progress made in the last year demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.

- **Targeted Substance Phase-Out**
  - Substance Phase-Out: Systematic reduction of targeted substances like PVC, phthalates, and flame retardants through testing, corrective actions, and supplier collaboration.
  - 43% of products are PVC-free[14], demonstrating significant progress towards our 2030 Zero PVC goal.
- **Compliance Record**
  - Zero significant fines[15] and non-monetary sanctions for noncompliance with environmental laws and/or regulations in the last four years.
  - Zero incidents of noncompliance with regulations concerning the health and safety impacts of products and services resulting in a fine or penalty or regulatory warning in the last four years.
  - Zero incidents of non-compliance with regulations concerning product and service information and labeling resulting in a fine or penalty or regulatory warning in the last four years.
  - Zero incidents of non-compliance with regulations concerning marketing communications, including advertising, promotion, and sponsorship resulting in a fine or penalty or regulatory warning in the last four years.

3. Social and Employment Related Matters

3.1 Diversity, Equity, and Inclusion

3.1.1 Policies, Strategies, and Concepts

Diversity, Equity, and Inclusion ("DEI") is at the heart of the way we work and think. We are deeply committed to creating a more equitable work culture that strives for fair representation, access, and opportunity for advancement at all levels of Logitech.

Our commitment to DEI also extends to our supply chain. In 2020, we established our Supplier Diversity Pledge to formalize and communicate our support of suppliers and partners that are minority-owned, woman-owned, or diversity-owned. To actualize this pledge, we established three priority goals: increase spending with diverse suppliers; increase the percentage of diverse suppliers in our supply base; and expand outreach to diverse business communities. Our goal is to contribute to an industry-wide shift in procurement practices where every organization assesses their high-impact suppliers for gender fairness, requires their suppliers to report and improve on gender equality year-on-year, and preferentially procures from suppliers who are third-party verified to be following gender-fair standards.

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[14] Measured as the percentage of product lines shipped from 01 March 2024 to 31 March 2024, which have no detectable presence of polyvinyl chloride e.g. in cables or component parts. We test for the presence of chlorine at concentrations of greater than 2,200 ppm.
[15] A significant fine is a fine of more than USD $10 000.

3.1.2 Measures Implemented

As part of this program, we have implemented the following key measures.

- **GMT Targets**: We have set GMT-level DEI targets and these are monitored quarterly. These targets are part of the sustainability scorecard that contributes 10% to the annual bonus incentive plan for our GMT. We transparently share our DEI-related representation numbers (gender, globally and race/ethnicity, in the US) in our annual reports (see Appendix A).
- **Policy and Advocacy**: Our Social Impact team collaborates with our Legal/Public Policy and Communications teams to ensure that we evaluate the appropriate company response on social impact topics internally and externally. Amongst other factors, this evaluation process includes consideration of our credibility or ability to lead on the topic, the potential impact to our business and reputation, and the extent to which the topic is connected or aligned with our core values.
- **Pay Equity:** We conduct an annual review of compensation worldwide to help ensure we pay fairly and to eliminate gender, racial, and other discrimination in the workplace. Where needed, we make salary adjustments during our annual review process to ensure wages are market-competitive and fair. In countries like Ireland and Switzerland, where legislation requires pay equity analyses and reporting, we participate and disclose our results, in compliance with relevant reporting requirements.
- **Recruitment Process and Talent Reviews:** We have developed a bias-reducing process that we follow globally when we open jobs internally and to the public and we use a software tool to ensure our job descriptions are inclusive and non-biased before they are published. We have a diverse and inclusive global team of internal Talent Acquisition ("TA") professionals, trained in our DEI methodology, and connected with our leaders and our values. As part of our organization and talent reviews, every member of our GMT has formulated their organizational DEI commitments, and these commitments are reviewed annually to ensure accountability.
- **Employee Resource Groups (ERG):** Our ERGs are employee-led groups that work to facilitate an inclusive workplace by building solidarity, promoting allyship and celebrating all identities. Our ERGs also act as a critical feedback loop, highlighting issues faced by marginalized groups and helping to foster understanding and stimulate action. Examples of our ERGs include: LogiPride: providing a safe and supportive space for LGBTQIA+ employees and allies; LogiWomen: promoting the success, health, and confidence of women at Logitech; LogiBE: uniting Black employees and allies across the globe in promoting Black excellence; and LogiAmigos: dedicated to sharing cultural knowledge and raising awareness about the Hispanic and Latino.
- **Women in Tech**: We have a number of programs and initiatives to celebrate and enable women in tech.
  - #WomenWhoMaster Program: Our #WomenWhoMaster program comprises a range of initiatives that celebrate, amplify, and enable the rise of phenomenal women in STEM. The series provides aspiring girls and women with powerful stories about overcoming barriers and career tips.
  - Girls Who Code: Logitech has partnered with Girls Who Code and committed to a series of educational initiatives and donating a percentage of all MX product sales to the cause. Logitech also sponsors Girls Who Code's Summer Immersion Program and webinars. Aiming to connect young girls with the more real-life role models who can support and encourage their passion for technology.
- **LogiTalks Speaker Series:** This is our internal speaking series to share the stories of dynamic individuals and activists that align with our values and are making a difference in the communities in which we live and work.
- **Inclusive Products:** Logitech G launched a new gender-inclusive collection in 2022 to enable everyone to experience the joy of play.
- **Parental Leave Policy**: Logitech provides a minimum of 18 weeks of fully paid time off for all parents welcoming a new child through birth, surrogacy or adoption globally, regardless of gender, sexual orientation or length of service.

- **Supplier Diversity Second-Tier Initiative:** Launched in FY21, our Supplier Diversity Second-Tier Initiative encourages Logitech Prime Partners to support our supplier diversity goals by subcontracting or ceding a portion of their contracts with Logitech to capable, diverse-owned suppliers.
- **Supplier Training and Education:** We host and facilitate supplier training events. As part of these activities, we facilitate discussion of Logitech's sustainability expectations and standards, as well as international good practice standards. We create forums that help suppliers share their experience of best practices and lessons learned with each other. We also connect our suppliers with RBA capability-building sessions and development resources, encourage their participation in RBA training and assign certain e-learning courses to specific suppliers, to drive improved awareness and education.

3.1.3 Progress

The progress made in the last year demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.

- **Gender Diverse Leadership**
  - 40% of our Board of Directors are female, including a female Board Chairperson.
  - Gender parity in our Leadership Team with a 50:50 ratio of male to female.
  - 38% of all employees are female with 34% of all managers being female[16] and 21% of STEM-related positions[17] being female.
- **Minority Representation:** 45% minority representation in management roles.
- **Supplier Diversity:** Logitech maintained its GenderFair certification for the third year running.

3.2 Digital Inclusivity

3.2.1 Policies, Strategies, and Concepts

We believe that equality is a fundamental right and we have made significant progress in integrating this value at the heart of everything we do. We are dedicated to contributing towards a more equitable, accessible, and inclusive digital environment for everyone. We enable digital inclusion via two primary pathways.

- Our Design for Sustainability approach (see Design for Sustainability); and
- Our focus on increasing accessibility through philanthropic endeavors, by:
  - establishing secure, inclusive, and easily accessible digital areas;
  - encouraging education in the fields of Science, Technology, Engineering, Arts, and Mathematics (STEAM); and
  - empowering and giving voice to a diverse range of creators.

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[16]Women in the Logitech "People Managers" category, "Extended Leadership" category, and "Leadership Team" category, as a percentage of all individuals in those categories.

[17] STEM positions are positions that relate to science, technology, engineering, and mathematics. Logitech's People and Culture team define these positions, which include engineers, data scientists, and others. The number of women in STEM positions is calculated as a percentage of the total number of individuals in STEM positions.

3.2.2 Measures Implemented

As part of this program, we have implemented the following key measures.

- **DfS as a Driving Force for Innovation:** The DfS Principle of "Making a Positive Contribution" is focused on digital inclusion and creating products "that enable joyful and inclusive experiences" for everyone. Using DfS Principles, we reevaluate and enhance traditional product development methods, always aiming to make more accessible products for our customers. We are actively building DfS capabilities across the company to facilitate the development of digitally inclusive products.

- **Creating Secure, Inclusive, and Easily Accessible Digital Areas:** Logitech partnered with Mount Sinai, AbleGamers Charity, and Adaptive Action Sports to organize the Logitech G Adaptive Esports Tournament, aiming to provide gamers with disabilities professional esports opportunities and support. Logitech donated $250,000 to each partner, supporting people with disabilities through peer counseling, facilitating interactions, and offering assisted tech grants. Additionally, Logitech collaborated with the non-profit organization GLAAD to support their Social Media Safety Program, establishing standards to combat online hate and intolerance, particularly towards LGBTQIA+ individuals, and promoting equity and acceptance in the gaming industry through GLAAD Gaming.

- **Supporting STEAM Education:** Logitech collaborates with organizations like Girls Who Code, Pensole Lewis College, and We Bloom to support STEAM education, focusing on inclusivity and providing pathways to higher learning for underrepresented communities. In FY24, Logitech's efforts targeted historically marginalized groups in technology, including girls, women, and BIPOC individuals, aiming to empower them through STEAM-centered educational programs. Through partnerships with organizations like Learning Links Foundation in India and Team4Tech, Logitech provides expertise and volunteers to support initiatives like the Road To Livelihood program, enhancing education and digital equity.

- **Supporting Scholarships:** The Logitech scholarship program at The Royal College of Art ("RCA"), London has created a viable pathway into the design industry for young people from underrepresented communities. Our aim is to enable increasing numbers of underrepresented students to learn the craft and science of creation and design. Our scholarship helps early career creatives at a pivotal stage in their careers and allows the RCA to continue nurturing talented students. The program directly reflects our commitment to diversity and inclusion, and our belief that bringing together people with different perspectives, skills and ideas drives innovation.

- **Amplifying Diverse Creators:** Logitech is committed to amplifying diverse creators, artists, entrepreneurs, advocates, and changemakers. We collaborate with organizations like the Jaquel Knight Foundation and WeXL to promote diversity and equity. Logitech G's #CreatorSpotlight streams on Twitch to showcase creators around specific DEI topics, raising money for charity. In FY24, we highlighted more DEI topics, added more charities, and celebrated diverse voices on social channels.

- **CyberPeace Builders:** In collaboration with the CyberPeace Builders, we offered specialized advice and assistance to nonprofit organizations to enhance their defenses against cyberattacks. In FY24, we also conducted Design for Impact ("D4I") workshops in partnership with Team4Tech, an organization devoted to closing the digital equity gaps in education. These dynamic D4I workshops introduce participants to the human-centered design process, where they work in small groups to develop and refine solutions for nonprofit organizations.

- **Product Donation:** In FY22, Logitech committed to donate more than US$1 million worth of open box returned products to educational institutions in the United States. These "open-box" products come from Logitech G, ASTRO Gaming, and personal workspace and streaming lines, and are generally fully functional but might be recycled before reaching the end of their working life-cycle. This program is aligned with Logitech's DfS ethos, and not only extends the product lifespan but also positively helps schoolchildren in underserved areas. In FY24, our donation program continued to grow from strength to strength, with the addition of a diverse range of new worthy causes and donation partners.

3.2.3 Progress

Key areas of progress from the last year can be summarized as follows.

- Hosted esports tournaments with Mount Sinai, AbleGamers, and Adaptive Action Sports, awarding over USD 50,000 to gamers with disabilities.
- Partnered with GLAAD to protect LGBTQIA+ individuals online through the Social Media Safety Index (SMSI) and supported inclusive gaming environments.
- Collaborated with organizations like Team4Tech, Girls Who Code, and Techlit Africa to support STEAM education for underrepresented communities.
- Developed an app with Team4Tech for the Learning Links Foundation, aiding 40,000 students in career pathway decisions in Asia.
- Promoted diversity and equity through collaborations with Jaquel Knight Foundation and WeXL, showcasing 80+ diverse voices and raising over USD 19,000 for charity.
- Donated over USD 700,000 to BIPOC-focused organizations since 2020 through the CREATORS4BIPOC campaign.
- Released an Adaptive Gaming Kit in partnership with Sony, providing customizable controls for gamers with accessibility needs.

3.3 Talent Attraction and Retention

3.3.1 Policies, Strategies, and Concepts

We prosper when we develop our people. We aim to embed a learning culture where employees feel empowered to nurture their own minds, challenge ideas, and make things better. We know we cannot expect to meet growing business aspirations unless our people also see opportunities to meet their personal aspirations. We want to bring out the best in our employees. We believe there is no real value in separating an individual's work skills from their character, and their life experience and opportunities. Our talent development programs provide support to Logitech individuals across the globe through guidance and offerings that strengthen our Logitech culture and help to develop the whole person.

3.3.2 Measures Implemented

As part of this program, we have implemented the following key measures.

- A major factor in attracting and retaining employees is the attractiveness of Logitech as an employer, alongside an attractive and competitive compensation which we regularly benchmark in relation to peer companies. We offer a competitive benefits package tailored to the needs of the markets in which we are located. We also created more flexibility for employees introducing working-from-home arrangements possibilities and individual development opportunities for employees and management, comprising training programs, as well as needs-based language courses.
- We actively advertise our open roles in locations that promote diversity and inclusion around the world. We also promote our company as a great place for everyone to work through local site gatherings, emails, and social media posts.
- Throughout the world, we also offer local and community-based programs for interns and apprentices to further our new talent attraction. In Lausanne, Silicon Valley, and Hsinchu, we run apprenticeship programs, and we advertise our opportunities widely to attract a diverse pool of interns. We hire from the intern pool and have a successful track record of interns and apprentices returning to Logitech as full-time employees.

- Our talent attraction process is built to align with our values and includes a bias-reducing recruitment process that starts as soon as a new role is opened. At Logitech, it starts with a diverse and inclusive global team of internal TA professionals, trained in our DEI methodology, and connected with our leaders and our values. We also use technology and our own processes to limit bias where we can; we have developed a bias-reducing process that we follow globally when we open jobs internally and to the public; we use a software tool to ensure our job descriptions are inclusive and unbiased before they are published.
- We actively advertise our open roles in locations that promote diversity and inclusion around the world. Platforms and sites that specialize in attracting the underrepresented are prioritized, as well as events that specifically target professionals and future professionals who are often marginalized or overlooked.
- Our commitment to inclusion as a company extends to the companies with which we partner to find our talent. We use the criteria our Supplier Diversity team developed to prioritize the use of partner companies who are owned and operated by Asian Americans, Black Americans, Hispanic Americans, Native Americans, women, veterans, service-disabled veterans, disabled, or members of the LGBTQIA+ community, to connect even deeper into their networks.

3.3.3 Progress

The progress made in the last year demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.

- **Leadership Development:** Implemented Logi Leader Essentials training for managers, quarterly Leader Huddles, and the Logi Impact performance management framework, emphasizing continuous growth and adaptable career development.
- **Diverse Partnerships:** Prioritized talent acquisition partnerships with companies owned and operated by underrepresented groups to enhance diversity.
- **Employee Learning:** Launched LogiLearn powered by Coursera®, which gives employees access to more than 10,000 courses through LogiLearn.
- **Global Internship Programs:** We hosted biannual apprenticeship programs in Lausanne, and collaborated with top universities for two internship seasons, in Hsinchu. In Silicon Valley we ran unique internship projects on diverse topics like AI tools, campaign execution and media strategy.
- **Employee Happiness:** This year, we scored 75 out of 100 in our Humu happiness index, where 70 is positive and above average, compared to peers.

3.4 Safety, Health, and Well-being

3.4.1 Policies, Strategies, and Concepts

Our progress is fueled by creative, resourceful, and innovative people across the globe, both within Logitech, and in our supply chain. We want to ensure individuals feel cared for, and employees and supply chain workers can respond safely and creatively to the fast-paced environment of our sector, and the challenges of a competitive marketplace. Our Global Health, Safety, and Security Policy Statement is a foundational policy, which applies to all elements of our business. It demonstrates the commitment of our executive management team to protecting our employees and ensuring that we are operating in compliance with legislative requirements. We implement training and communication programs across the business each year, to ensure employee awareness of the importance of health and safety management, and our key programs and provisions.

3.4.2 Measures Implemented

As part of this program, we have implemented the following key measures.

<u>Health and Safety</u>

- **Standards:** To help us ensure the safety, health, and well-being of our production facility workforce, we follow the RBA Code of Conduct and have an integrated Environmental, Health, and Safety ("EHS") management system. This management system was certified to OHSAS 18001 in 2004 and we maintained that certification year-on-year before transitioning to ISO 45001 certification in July 2020. Our EHS Management System includes an EHS Policy, as well as procedures and programs, which drive identification, assessment, and evaluation of health and safety performance relative to applicable legal requirements, as well as continual improvement of our health and safety performance, in line with industry good practice, and the RBA Code of Conduct. 100% of the direct and indirect workers at our production facility in Suzhou are covered under the scope of the EHS Management System.
- **Audits:** At our production facility, a team of internal Health and Safety auditors audit different work areas periodically, under the direction of an established EHS Committee. This process and oversight helps ensure proactive consideration of potential hazards, risks, and control measures. Compliance with ISO 45001 and the RBA Code of Conduct is also audited annually by an independent third-party. We have maintained our Health and Safety certifications year-on-year and achieved a 'low risk' SAQ score in the RBA Validated Audit Process (VAP).
- **Initiatives:** A number of health and safety initiatives are delivered year-on-year to ensure regulatory compliance, good practice, and continual improvement of health and safety performance at our production facility. Some examples include:
  - employee health surveillance and third-party testing of work areas to ensure air quality conforms with occupational health standards;
  - annual safety training for all contractors to understand safety hazards, high-risk contractor work, and work authorization requirements;
  - risk assessment of equipment and technology across our production facility to identify opportunities for improvement; and
  - drills and other tests of our emergency response provisions and procedures for various hazards (fire, first aid emergencies, spills, etc.) to improve employee awareness of procedures and provide refresher training.

<u>Well-being</u>

- **Wellness Reimbursement:** To support employees' health and fitness, we provide a wellness reimbursement program.
- **Well-being Platform:** Employees have on-demand access to courses, training, and articles related to mindfulness, resilience, yoga, stress reduction, sleep, and other well-being topics.
- **Mental Wellness Program:** Our global mental wellness program (Modern Health) enables individuals to access 1:1 coaching sessions with a certified mental health coach and licensed clinical therapists.
- **Health Care Coverage:** Logitech provides a benefits package that is globally consistent and locally competitive.
- **Flexible Working Arrangements:** We have established a hybrid working environment for our employees to build their working days to suit themselves. We have also established a global work-from-home equipment contribution that provides our employees with a suitable ergonomic environment from where they can comfortably work remotely.
- **LogiWellness, Benefits and Time Off Programs:** We provide all employees in the countries where we operate with core benefits and wellness offerings, including medical health insurance coverage, retirement saving options, life insurance, paid time off, and generous leave and disability protections.

- **Employee Assistance Program:** Our Employee Assistance Programs are voluntary work-based programs that provide confidential and free counseling and resources on a variety of topics to employees and their family members to support their total well-being.

3.4.3 Progress

The effectiveness of our programs is demonstrated by the following.

- **ISO 45001 Certification:** Our Environmental, Health, and Safety (EHS) management system is ISO 45001 certified, with annual independent audits ensuring compliance.
- **Audits:** maintaining a 'low risk' SAQ score and silver grade in the RBA Validated Audit Process (VAP).
- **Safety Performance at our Production Facility:** Zero fatalities or high-consequence work-related injuries.
- **Wellness Programs:** Employee interaction and participation in our global mental wellness program (Modern Health), which offers coaching and therapy sessions; wellness reimbursements and courses on mindfulness and stress reduction.
- **Comprehensive Benefits Package:** our benefits package including health insurance, retirement savings, life insurance, paid time off, flexible working arrangements, and employee assistance programs, where relevant.

3.5 Privacy and Security

3.5.1 Policies, Strategies, and Concepts

For customers, we maintain our Privacy Policy for Products and Services, which provides detailed information on Logitech's data processing practices, how personal data is shared and disclosed and how individuals can invoke their data rights. For each of our product lines, we perform privacy impact assessments to identify and mitigate against any privacy risk arising from our products and services. It is one of the methods we use to implement privacy by design alongside privacy engineering. We also have an established Website Privacy Policy, which outlines how we collect and use personal data from visitors to our website and mobile sites and how individuals globally can invoke their data rights. Our privacy policies are regularly reviewed and updated to ensure they continue to accurately reflect the processing of personal data by Logitech and comply with the changing regulatory landscape.

3.5.2 Measures Implemented

As part of this program, we have implemented the following key measures.

- **Privacy Governance**: Our privacy team develops and leads data and privacy governance, notice and consent, vendor enterprise risk management, data protection, privacy-by-design efforts, age-appropriate design, international data transfer contracts, processing of data rights requests, and training and awareness programs.
- **Privacy Training**: Our employees and contractors receive privacy training through our workforce management system with additional resources and information available on a dedicated privacy page on our intranet. Moreover, we provide special training for specific teams that deal with personal data and create technologies for data collection (e.g. engineering, design, human resources, vendor management, legal compliance, and/or marketing teams). We regularly review and update our privacy policies to guarantee they accurately represent Logitech's processing of personal data and remain compliant with the evolving regulatory environment.
- **Cybersecurity**: Our cybersecurity framework offers guidance on the organization, governance, and execution of information security and is certified to ISO/IEC 27001 standards. We employ technical and organizational measures

that encompass data centers, networks, endpoints, systems, applications, and cloud environments. Both physical and logical access points are controlled and regularly assessed to guarantee that only authorized users have access. Our employees receive ongoing training and communications about key information security risks and best practices to follow. This also extends to our partners and vendors, who must comply with our cybersecurity standards as a prerequisite for doing business with us. Our requirements and expectations are explicitly outlined in vendor agreements, and adherence to these agreements is verified and assessed as part of our vendor due diligence and continuous contract management process.

- **Product Security:** We employ a life-cycle approach to managing product security risks and our established risk assessment process helps identify security risks early in the design phase. Suitable security measures are developed to address these risks and vulnerabilities and are integrated into the evolving product design. Depending on each product's data and network access requirements, this may involve implementing encryption, digital signatures, robust authentication and authorization, and network security. We conduct security testing before product launches, and our Product Security Review Board ("PSRB") has the authority to stop the launch of any product or service that does not meet security standards. The PSRB reviews and grants final approval for the security design of new products in development. We encourage reports from independent researchers, industry organizations, vendors, customers, and other relevant stakeholders and sources after the product launch. To facilitate this, we have a public Vulnerability Disclosure and Bug Bounty program and accept reports through our HackerOne platform. The responsible security team members review all submissions to this platform, and further investigations are conducted to determine the suitable remedy, with a fitting reward given to the respective reporter.

3.5.3 Progress

The progress made in the last year demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.

- **ISO/IEC 27001 Certification:** In 2023, Logitech achieved ISO/IEC 27001 certification. Our achievement of certification confirms adherence to best practice information security management standards and the effectiveness of our policies, training and measures for organizational security.
- **Performance Indicators:** No substantiated privacy complaints or data breaches reported during the period.

3.6 Responsible Sourcing of Minerals

3.6.1 Policies, Strategies, and Concepts

We are committed to sourcing components and materials from companies with shared values in human rights, ethics, and environmental responsibility. We use industry-leading, best-practice tools and processes to promote responsible mineral sourcing throughout our global supply chain.

With respect to the new requirements under the amended Swiss Code of Obligations and the new Swiss Ordinance on Due Diligence and Transparency in relation to Minerals and Metals from Conflict-Affected Areas and Child Labour ("DDTrO") promulgated thereunder, we have assessed our risk exposure and determined that given that Logitech does neither directly import to nor processes conflict minerals within Switzerland, Logitech is exempted from specific due diligence and reporting obligations with respect to conflict minerals thereunder.

3.6.2 Measures Implemented

As part of this program, we have implemented the following key measures.

- We established our Conflict Minerals Sourcing Program in 2011 with a Conflict Minerals Policy Statement and program of supplier engagement and capability buildings. In 2013, we formalized this position with the public disclosure of that policy statement.
- Since 2013, we have worked with our suppliers and other RBA members to exert the full influence of our industry on smelters and refiners (collectively referred to as "Smelters"), and encourage Smelter participation in credible certification programs.
- We leverage the best practice tools and processes of the RBA's Responsible Minerals Initiative ("RMI"), to ensure responsible sourcing of 3TG and avoid the risk of conflict minerals entering our supply chain. We engage our direct suppliers to raise awareness and understanding of the sourcing risks associated with metals and our best practice requirements.
- Each year, we review our product portfolio and suppliers to identify the Tier 1 Suppliers that supply tin, tantalum, tungsten or gold ("3TG"). We engage these suppliers to ensure their understanding of our due diligence and reporting requirements and we require them to identify and report 3TG smelters in their supply chain. Where we identify a Smelter in a regulated country or Conflict-Affected and High-Risk Areas ("CAHRAs"), we validate the Smelter's participation in third-party assured responsible minerals programs such as the Responsible Minerals Assurance Process ("RMAP") or equivalent programs.
- We also have due diligence programs for sourcing of cobalt and mica, as per industry best practice.

3.6.3 Progress

The progress made in the last year demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.

- **3TG Sourcing:** In 2023, 100% of the identified 3TG smelters in Logitech's supply chain met our responsible sourcing requirements, with continuous validation efforts for smelters in Covered Countries and CAHRAs.
- **High Participation in Third-Party Audit Programs:** For the fourth consecutive year, 100% of 3TG smelters and 98% of cobalt refiners participated in RMAP or equivalent third-party audit programs.
- **Vigilance in Responsible Cobalt Sourcing:** Our due diligence efforts have not found any evidence that cobalt is sourced from Concerned Countries or CAHRAs, and our efforts have helped to ensure refiners are committed to responsible sourcing practices.
- **Mica Sourcing Compliance:** In 2023, the identified mica processors in Logitech's supply chain were engaged in RMAP, addressing human rights concerns in mica extraction.

3.7 Human Rights and Labor

3.7.1 Policies, Strategies, and Concepts

Observing human rights is fundamental to the way we operate. We aim to identify, prevent, mitigate or remediate adverse human rights impacts linked to our business activities and operations, including our supply chain. We adhere to the RBA Code of Conduct and the United Nations Global Compact ("UNGC"). These frameworks reflect international norms and standards, including the Universal Declaration of Human Rights, ILO International Labor Standards, OECD Guidelines for Multinational Enterprises, the UNGC Guiding Principles on Business and Human Rights and relevant ISO and SAI standards. We have integrated these principles in our globally binding Logitech Code of Conduct, which applies to our entire company as well as our entire supply chain. We have also established a group-wide Responsible Recruitment Policy, setting forth our zero tolerance for any type of forced, involuntary, or exploitative recruitment and employment, including use of prison labor, indentured labor, bonded (including debt bonded) labor, human trafficking, or slave labor.

3.7.2 Measures Implemented

As part of this program, we have implemented the following key measures.

- **Code of Conduct:** Employees are contractually required to comply with the company Code of Conduct and complete business ethics induction training and refresher training. We provide targeted training for employees with responsibility for supply chain management to ensure relevant employees can identify supply chain risks and proactively manage any such risks in accordance with our own Logitech Code of Conduct and the RBA Code. Compliance with the RBA Code of Conduct is also a contractual requirement of our purchase agreements with Tier 1 suppliers and those suppliers are required to manage their supply chain in accordance with the RBA Code. We raise awareness and provide training to our suppliers at our Supplier Capability-Building Sessions where we also provide a platform for suppliers to share best practices.
- **Ethics Hotline:** We have an established whistleblowing mechanism hosted by a third-party service provider and available by phone or web portal. This hotline facility provides employees and third parties with a confidential way to report any identified risks or malpractices. Any reports to the hotline are investigated. We have policies in place to prevent retaliatory action against those who make a good-faith report.
- **Audits:** Our production facility is subject to periodic third-party audits to verify compliance with the RBA Code, including the criteria relevant to human rights and labor management. These audits are carried out by RBA-approved auditors following the RBA-Validated Audit Process, which comprises site observation, document reviews, and interviews with management and employees. We also regularly audit and check supplier performance with respect to human rights aspects of the RBA Code. Audit findings are reviewed and validated by a second, independent consulting firm, to ensure accuracy and objectivity. If there is an audit finding, we implement Corrective Action Plans to remedy the identified issues, and implement systems to prevent recurrence.
- **Other Measures:** As part of our membership of the RBA, we work with other companies in our sector to raise awareness of human rights issues in supply chains and uphold established human rights standards and respect for the human rights of all people. We actively work to identify new ideas, innovations, standards, and tools for corporate compliance and ethics, and maintain oversight of the latest developments in compliance law, management, best practice, and diagnostics via external resources, seminars, peer discussions, and periodic benchmarking surveys. We also regularly review our ethical framework to ensure it continually improves and evolves in line with our needs and international best practice.

3.7.3 Progress

The progress made in the last year demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.

- **RBA Code of Conduct Compliance:** maintaining a 'low risk' SAQ score and silver grade in the RBA VAP.
- **Audits and Supply Chain Management**
  ◦ 100% of Major Suppliers and new suppliers audited against the RBA Code of Conduct to drive alignment of standards across our industry.

◦ During the pandemic, Logitech auditors were unable to perform on-site audits of supplier facilities and were more reliant on desk-based assessments. When returning to on-site auditing post-COVID, we observed an increase in the nonconformance rate of several suppliers, compared to other years. In response, we are introducing new policies to increase the frequency of unannounced audits, our requirements for third-party audits, and introduce penalties for inaccurate reporting.

- **Equality and Freedom from Discrimination**
  ◦ Partnered with GLAAD to protect LGBTQIA+ individuals online through the Social Media Safety Index (SMSI) and supported inclusive gaming environments.
  ◦ Promoted diversity and equity through collaborations with Jaquel Knight Foundation and WeXL, showcasing diverse voices and raising money for charity.
  ◦ Donating to BIPOC-focused organizations since 2020 through the CREATORS4BIPOC campaign.

3.8 Business Conduct

3.8.1 Policies, Strategies, and Concepts

We commit to upholding the highest standards of integrity in our business and in all business interactions, with zero tolerance for bribery, corruption, extortion, and embezzlement.

Compliance with internationally recognized laws, rules and regulations is firmly embedded in our corporate culture and is reflected in our Company Code of Conduct. Compliance with our Company Code of Conduct is mandatory for our employees, suppliers and business partners. We have also adopted an Anti-Corruption Policy prohibiting the offer, acceptance, payment, or authorization of any bribe or other form of corruption, be it with the private sector or with the government. Logitech does not tolerate corruption in any form.

3.8.2 Measures Implemented

As part of this program, we have implemented the following key measures.

- We have established a Code of Conduct that applies to our entire company and supply chain. We regularly conduct core compliance training for employees and supplementary training on special topics, including anti-corruption, for target regions and high-risk groups. We also provide additional training on a regional basis in response to employee feedback and other needs.
- Compliance with our company Code of Conduct and Anti-Corruption Policy is mandatory. For employees, noncompliance may result in disciplinary action, including termination of employment. For suppliers, noncompliance may result in the termination of our business relationship.
- We have an established Ethics Hotline, which is hosted by EthicsPoint. This provides employees and third parties with a whistleblowing mechanism to confidentially report any identified risks or malpractices and we encourage anyone who becomes aware of a potential violation of our Code of Conduct to report noncompliance to our compliance experts. Reports to the hotline are investigated and managed in accordance with defined procedures, which are overseen by our Legal, People and Culture and Internal Audit functions and ultimately by our Board-level Audit Committee. We have a no-retaliation policy; the identity of individuals who may choose to report issues are protected.

3.8.3 Progress

The effectiveness of our measures is demonstrated by the following compliance record.

- In FY24, 98% of our employees, encompassing senior leaders, successfully completed the Code of Conduct training.
- Zero confirmed incidents of corruption or bribery in the last year, where employees were dismissed or disciplined.
- Zero confirmed incidents in the last year where contracts with business partners were terminated or not renewed due to violations related to corruption.
- Zero legal cases in the last year, brought against Logitech, or our employees for organizational corruption.

Appendix A: Key Performance Indicators

Environmental Performance Indicators

ERM Certification and Verification Services Limited ("ERM CVS") has provided limited assurance in relation to the Key Performance Indicators marked with a tick (✓) below. All units quoted below are S.I. units.

TABLE 1 RENEWABLE AND NON-RENEWABLE ELECTRICITY

		Units	CY23
✓	Total electricity consumption	MWh	24,709
✓	Total renewable electricity	MWh	23,201
✓	Total non-renewable electricity	MWh	1,508
✓	Percentage renewable electricity[18]	%	94

TABLE 2 SCOPE 1 & 2 GREENHOUSE GAS (GHG) EMISSIONS

		Units	CY23
✓	Total Scope 1 GHG emissions	tCO2e	342
✓	Total Scope 2 GHG emissions (location-based)	tCO2e	13,040
✓	Total Scope 2 GHG emissions (market-based)	tCO2e	837
	Reduction in Scope 1 & 2 greenhouse gas emissions from base year 2019[19]		58%

TABLE 3 CARBON REDUCTION PROGRAMS

	Units	CY23
Renewable Electricity Buyers Club for suppliers	tCO2e	79,267
Use of post-consumer recycled plastic	tCO2e	25,066
Use of low-carbon aluminum	tCO2e	13,049
Renewable electricity instruments for our production facility	tCO2e	10,729
Optimized printed circuit boards (PCB)	tCO2e	2,647
Steel plate removal	tCO2e	1,623
Renewable electricity - market based instruments[20]	tCO2e	1,474
Other reductions	tCO2e	4,942
Total	tCO2e	138,797

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[18] The renewable electricity footprint of our production facility and Major Offices, as a percentage of total electricity footprint of those facilities, rounded to the nearest 1%. Our Major Offices are the offices that account for 80% of floor space.

[19] Market-based Scope 2 emissions.

[20] Including green tariffs and Energy Attribute Certificates.

TABLE 4 SCOPE 3 GREENHOUSE GAS EMISSIONS

Our Scope 3 greenhouse gas emission inventory is summarized below. This inventory takes into account the carbon reductions we have achieved, as set out in the previous table and described further in this Report.

		Units	CY23
✓	Total Scope 3 GHG emissions	tCO2e	1,239,203
	Purchased goods and services	tCO2e	726,024
	Capital goods	tCO2e	38,399
	Fuel- and energy-related activities (not included in Scope 1 or 2)	tCO2e	3,322
	Upstream transportation and distribution	tCO2e	45,654
	Waste generated in operations	tCO2e	37
	Business travel	tCO2e	8,545
	Employee commuting	tCO2e	10,528
	Upstream leased assets	tCO2e	905
	Downstream transportation and distribution	tCO2e	28,499
	Processing of sold products	tCO2e	300
	Use of sold products	tCO2e	322,086
	End-of-life treatment of sold products	tCO2e	54,904
	Downstream leased assets	tCO2e	Not relevant
	Franchises	tCO2e	Not relevant
	Investments	tCO2e	Not reported
	Reduction in Scope 3 emissions from base year 2021		24%

TABLE 5 WATER WITHDRAWAL

		Units	CY23
✓	Total water withdrawal at our production facility[21]	t	284,780

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[21] Withdrawal is the sum of all water drawn from surface water, groundwater, seawater, or a third party, for any use.

TABLE 6 DESIGN FOR SUSTAINABILITY

		Units	FY24
✓	Percentage of products with a Product Carbon Footprint study[22]	%	66
✓	Percentage of products with FSC-certified paper packaging[23]	%	19
	Percentage of New Product Introductions with FSC™-certified Packaging[24]	%	73
✓	Percentage of products with Next Life Plastics[25]	%	73
✓	Percentage of products that are PVC-free[26]	%	43

TABLE 7 MATERIALS

		Units	CY23
✓	Total weight of materials used in products and packaging[27]	t	95,116
✓	Total weight of materials with recycled content used in products and packaging[28]	t	30,845
✓	Percentage of materials used in products and packaging, which have recycled content	%	32
✓	Total weight of natural materials used in products and packaging[29]	t	38,746
✓	Weight of natural and renewable materials used in products and packaging[30]	t	24,574
✓	Percentage of natural materials used in products and packaging, which are considered renewable	%	63

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[22] Measured as the percentage of units shipped from 01 March 2024 to 31 March 2024, for which Logitech had a third-party reviewed Product Carbon Footprint.

[23] Measured as the percentage of units shipped from 01 March 2024 to 31 March 2024, for which all paper-based consumer packaging was FSC™-certified.

[24] Measured as the percentage of New Product Introduction units shipped from 01 March 2024 to 31 March 2024, for which all paper-based consumer packaging was FSC™-certified. A New Product Introduction is a Logitech product line that launched between 01 April 2023 and 31 March 2024.

[25] Measured as the percentage of units shipped from 01 March 2024 to 31 March 2024, which incorporate post-consumer recycled plastic.

[26] Measured as the percentage of product lines shipped from 01 March 2024 to 31 March 2024, which have no detectable presence of polyvinyl chloride e.g. in cables or component parts. We test for the presence of chlorine at concentrations of greater than 2,200 ppm.

[27] The weight of materials used in Logitech products and packaging is ascertained by reviewing bill of materials (BOM) data. A variety of data sources are used, including BOM data that forms part of third-party reviewed Life Cycle Assessments and commercial/shipping records. By the end of March 2024, we had third-party validated BOM data for 66% of units shipped. For the remainder of the portfolio, we used a proxy approach and insights from comparable LCAs from similar product categories. Product-to-product data variation may affect data accuracy. The resulting product data is multiplied by the number of units shipped ex-Factory between 01 January 2023 to 31 December 2023, using ex-Factory shipping records of the number of product units placed on market during this period and the bill of materials.

[28] Modeled as the weight of post-consumer recycled plastic shipped ex-Factory in Logitech products from 01 April 2023 to 31 March 2024. All other materials are assumed to have zero recycled content for now, in the absence of validated data stating otherwise. Therefore, these data represent a very conservative estimate.

[29] Natural materials are materials that are generated by ecological processes e.g. paper; not plastic.

[30] Renewable materials are natural materials that can be replenished quickly and are recyclable at end-of-life. We recognize FSC™-certified paper as a renewable material, as well as the paper packaging used in our master shipper boxes.

Social Performance Indicators

Diversity, Equity & Inclusion

TABLE 8 GENDER DIVERSITY OF THE BOARD OF DIRECTORS

		Units	FY24
✓	Percentage of the Board of Directors who are male	%	60
✓	Percentage of the Board of Directors who are female	%	40
✓	Percentage of the Board of Directors who declined to state or not specified	%	0

TABLE 9 GENDER DIVERSITY OF THE LEADERSHIP TEAM

		Units	FY24
✓	Percentage of the Leadership Team who are male	%	50
✓	Percentage of the Leadership Team who are female	%	50
✓	Percentage of the Leadership Team who declined to state or not specified	%	0

TABLE 10 DIVERSITY OF ALL EMPLOYEES

		Units	FY24
	Gender		
✓	Percentage of employees who are male	%	62
✓	Percentage of employees who are female	%	38
✓	Percentage of employees who declined to state or not specified	%	0
	Age		
✓	Percentage of employees who are <30	%	22
✓	Percentage of employees who are 30-50	%	67
✓	Percentage of employees who are 51+	%	12
	Race/Ethnicity[31]		
✓	Percentage of employees who are Asian	%	33
✓	Percentage of employees who are Black or African American	%	5
✓	Percentage of employees who are Hispanic or Latino	%	9
✓	Percentage of employees who are White	%	49
✓	Percentage of employees who are Indigenous or Native American	%	0
✓	Percentage of employees who are Native Hawaiian or other Pacific Islander	%	1
✓	Percentage of employees who declined to state or not specified	%	4

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[31] Data is available for U.S. employees only. Individuals may choose to disclose their racial/ethnicity in accordance with the categories and requirements of the U.S Equal Employment Opportunity Commission EE-01 Component Reporting rules. Individuals who choose not to identify are classified as "declined to state or not specified".

TABLE 11 GENDER DIVERSITY OF SPECIFIC POSITIONS

		Units	FY24
✓	Percentage of women in all management positions[32]	%	34
✓	Percentage of women in junior management positions[33]	%	34
✓	Percentage of women in top management positions[34]	%	33
✓	Percentage of women managers in revenue-generating positions[35]	%	8
✓	Percentage of women in STEM-related positions[36]	%	21

TABLE 12 GENDER DIVERSITY BY CONTRACT TYPE[37]

		Male	Female	N/A - Declined to state or not specified
✓	Permanent	4,031	2,469	0
✓	Temporary	803	331	0

TABLE 13 GENDER DIVERSITY BY EMPLOYMENT TYPE[38]

		Male	Female	N/A - Declined to state or not specified
✓	Full-time	2,956	1,848	0
✓	Part-time	36	49	0

TABLE 14 TOTAL NUMBER OF EMPLOYEES

		Units	FY24
✓	Total number of employees	#	6,500

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[32] Women in the Logitech "People Managers" category, "Extended Leadership" category, and "Leadership Team" category, as a percentage of all individuals in those categories.

[33] Women in the Logitech "People Managers" category, as a percentage of all individuals in that category.

[34] Women in the Logitech "Extended Leadership" category and "Leadership Team" category, as a percentage of all individuals in these two categories.

[35] Revenue-generating positions are positions in sales or with any type of sales commission; for example, some of Logitech's Customer Support Group and Design and Marketing Group may be included. The percentage of women managers in revenue-generating positions is calculated as the number of women managers in revenue-generating positions divided by the total number of managers in revenue-generating positions.

[36] STEM positions are positions that relate to science, technology, engineering, and mathematics. Logitech's People and Culture team define these positions, which include engineers, data scientists, and others. The number of women in STEM positions is calculated as a percentage of the total number of individuals in STEM positions.

[37] Includes permanent and temporary direct and indirect workers from all regions worldwide.

[38] Includes direct and indirect workers from all regions worldwide. Assembly line workers in our production facility are excluded.

TABLE 15 HEALTH AND SAFETY AT OUR PRODUCTION FACILITY

		Units	Category	CY23	
✓*	Number of fatalities, due to work-related injury	# cases	Direct contract[39]	0	0
			Indirect contract[40]	0	
✓*	Number of fatalities, due to work-related ill-health	# cases	Direct contract	0	0
			Indirect contract	0	
✓*	Number of high-consequence work-related injuries	# cases	Direct contract	0	0
			Indirect contract	0	
✓*	Number of recordable work-related injuries[41]	# cases	Direct contract	1	1
			Indirect contract	0	
✓*	Number of recordable work-related ill health cases	# cases	Direct contract	0	0
			Indirect contract	0	
✓*	Total recordable incident rate[42]	# cases	Direct contract	0.03	0.03
			Indirect contract	0	
✓*	Hours of health and safety (H&S) training provided	# hours	Direct contract	28,824	114,480
			Indirect contract	85,656	
✓	Percentage of workers covered by the H&S management system	%	Direct & Indirect contract		100%

* The assurance covered only the total values; direct and indirect subcategories were outside the scope of the assurance.

TABLE 16 RESPONSIBLE SOURCING OF MINERALS

		Units	CY23
✓	Supplier participation in our program[43]	%	100

TABLE 17 SUPPLIER AUDIT

		Units	CY23
	Major suppliers		
✓	Number of Major Supplier Facilities	#	58
✓	Percentage of Major Supplier Facilities audited	%	100
	New suppliers		
✓	Number of New Supplier Facilities	#	30
✓	Percentage of New Supplier Facilities audited	%	100
	Total		
✓	Total number of audits completed	#	239

---

[39] Direct contract: Individuals with a direct employment contract with Logitech.

[40] Indirect contract: Workers who do not have a direct employment contract with Logitech but their routine work and or workplace is controlled by Logitech. This includes but is not limited to Dispatch Workers and Temporary Workers (Intern/Student workers and Fixed term).

[41] Incident categories comprised slip/trip/fall and hit/cut/bruise due to manual handling of materials, equipment or tools.

[42] Total number of recordable injuries and illness cases per 200,000 hours worked.

[43] Percentage of relevant suppliers that participated in our Responsible Sourcing Program, where "relevant suppliers" are defined as the suppliers that manufacture products or components with tin, tantalum, tungsten, gold, mica or cobalt.

Business Conduct Performance Indicators

TABLE 18 BUSINESS CONDUCT

		Units	FY24
✓	Number of noncompliances with product health and safety regulations resulting in a fine or penalty or regulatory warning	#	0
✓	Number of confirmed incidents of corruption	#	0
✓	Number of confirmed incidents of corruption or bribery in which employees were dismissed or disciplined	#	0
✓	Number of confirmed incidents where contracts with business partners were terminated or not renewed due to violations related to corruption	#	0
✓	Number of legal cases brought against the organization or our employees for organizational corruption	#	0
✓	Number of significant fines and non-monetary sanctions for noncompliance with environmental laws and/or regulations in the last four years[44]	#	0*
✓	Number of incidents of noncompliance with regulations concerning the health and safety impacts of products and services resulting in a fine or penalty or regulatory warning in the last four years	#	0*
✓	Number of incidents of non-compliance with regulations concerning products and service information and labeling resulting in a fine or penalty or regulatory warning in the last four years.	#	0*
✓	Number of incidents of non-compliance with with regulations concerning marketing communications, including advertising, promotion, and sponsorship resulting in a fine or penalty or regulatory warning in the last four years.	#	0*

* In the last four years, including FY24.

TABLE 19 PRIVACY AND SECURITY

		Units	FY24
✓	Number of substantiated complaints concerning breaches of customer privacy	#	0
✓	Number of identified leaks, thefts, or losses of customer data	#	0

---

[44] A fine of more than USD $10 000.

Appendix B Third-party Limited Assurance

Independent Limited Assurance Report to Logitech

ERM Certification and Verification Services Limited ("ERM CVS") was engaged by Logitech International S.A. ("Logitech") to provide limited assurance in relation to selected information presented in Logitech's FY24 Non-Financial Matters Report (the "Report").

Engagement summary	
Scope of our assurance engagement	Whether the selected information indicated by √ in Appendix A (pages 30-35) is fairly presented in all material aspects, in accordance with the reporting criteria. Our assurance engagement does not extend to information in respect of earlier periods or to any other information included in the Report.
Reporting periods	• 1 January 2023 to 31 December 2023 (CY23) • 1 April 2023 to 31 March 2024 (FY24) • 1 April 2020 to 31 March 2024
Reporting criteria	• WBCSD/WRI GHG Protocol Corporate Accounting and Reporting Standard (2004, as updated in 2015 with the Scope 2 Guidance) for the Scope 1 and Scope 2 GHG emissions • WBCSD/WRI GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard for the Scope 3 GHG emissions • Global Reporting Initiative (GRI) Universal Standards 2021 • Logitech's internal reporting criteria and definitions by indicator
Assurance standard and level of assurance	We performed a limited assurance engagement, in accordance with the International Standard on Assurance Engagements ISAE 3000 (Revised) 'Assurance Engagements other than Audits or Reviews of Historical Financial Information' issued by the International Auditing and Assurance Standards Board. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for a reasonable assurance engagement and consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.
Respective responsibilities	Logitech is responsible for preparing the Report and for the collection and presentation of the information within it, and for the designing, implementing and maintaining of internal controls relevant to the preparation and presentation of the Selected Information. ERM CVS' responsibility is to provide a conclusion to Logitech on the agreed scope based on our engagement terms with Logitech, the assurance activities performed and exercising our professional judgement.

Our conclusion

Based on our activities, as described below, nothing has come to our attention to indicate that the selected information, referenced under 'Scope' above, is not fairly presented in Appendix A of the Report, in all material respects, in accordance with the reporting criteria.

Emphasis of matter

We draw attention to Logitech's explanatory information in section 2.1 Climate Action of the Report explaining the inclusion of market-based instruments in its calculation of its Total Scope 3 Category 1 GHG emissions. This explanatory information should be taken into account by users of the information. This does not affect our conclusion.

Our assurance activities

Considering the level of assurance and our assessment of the risk of material misstatement of the selected information a multi-disciplinary team of sustainability and assurance specialists performed a range of procedures that included, but was not restricted to, the following:

- Evaluating the appropriateness of the reporting criteria for the selected information;
- Performing an analysis of the external environment, including a media search, to identify sustainability risks and issues in the reporting period that may be relevant to the assurance scope;
- Interviewing management representatives responsible for managing the selected issues;
- Interviewing relevant staff to understand and evaluate the management systems and processes (including internal review and control processes) used for collecting and reporting the selected disclosures;
- Reviewing a sample of qualitative and quantitative evidence supporting the reported information at a corporate level;
- Performing an analytical review of the data submitted by all locations included in the consolidated 2023 group data for the selected information which included testing the completeness and mathematical accuracy of conversions and calculations, and consolidation in line with the stated reporting boundary;
- Evaluating the conversion and emission factors and assumptions used; and
- Reviewing the presentation of information relevant to the scope of our work in the Report to ensure consistency with our findings.

The limitations of our engagement

The reliability of the assured information is subject to inherent uncertainties, given the available methods for determining, calculating or estimating the underlying information. It is important to understand our assurance conclusions in this context.

For the Diversity, Equity and Inclusion KPIs in Tables 9 to 14, we did not independently review or verify a sample of Logitech's individual employee records. Our work in relation to these KPIs was limited to confirming consistency of the data with information held in Logitech's human resources system.

For Logitech's Business Conduct KPIs in Table 18 marked with *, our work in relation to these was limited to interviewing the management representative responsible for the reporting process for these KPIs, conducting a review of external media covering the relevant reporting periods, and obtaining a signed attestation provided by Logitech's Deputy General Counsel and Chief Compliance Officer relating to Logitech's reported performance for these KPIs.

Our independence, integrity and quality control

ERM CVS is an independent certification and verification body accredited by UKAS to ISO 17021:2015. Accordingly, we maintain a comprehensive system of quality control, including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. Our quality management system is at least as demanding as the relevant sections of ISQM-1 and ISQM-2 (2022).

ERM CVS applies a Code of Conduct and related policies to ensure that its employees maintain integrity, objectivity, professional competence and high ethical standards in their work. Our processes are designed and implemented to ensure that the work we undertake is objective, impartial and free from bias and conflict of interest. Our certified management system covers independence and ethical requirements that are at least as demanding as the relevant sections of the IESBA Code relating to assurance engagements.

ERM CVS has extensive experience in conducting assurance on environmental, social, ethical and health and safety information, systems and processes, and provides no consultancy related services to Logitech in any respect.

G Manning

Gareth Manning
Partner, Corporate Assurance
London, United Kingdom

1st July 2024
On behalf of:

ERM Certification and Verification Services Limited
www.ermcvs.com | post@ermcvs.com



logitech®

Annual Report
Fiscal Year 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth above in Item 1A "Risk Factors," and below in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk." Please read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included under Item 8 of this Annual Report on Form 10-K.

Company Overview

Logitech designs software-enabled hardware solutions that help businesses thrive and bring people together when working, creating, gaming and streaming. As a point of connection between people and the digital world, our mission is to extend human potential in work and play, in a way that is good for people and the planet. We sell these products through a number of brands, including Logitech, Logitech G and others.

Our diverse portfolio includes: Gaming, Keyboards & Combos, Pointing Devices, Video Collaboration, Webcams, Tablet Accessories, and Headsets. These products are all classified under a single operating segment: Peripherals (see Note 15 to our consolidated financial statements).

We sell our products to a broad network of international customers, in the Americas, Europe, the Middle East and Africa ("EMEA") and Asia Pacific. This includes direct sales to retailers, e-tailers, and end consumers through our e-commerce platform, and indirect sales to end customers through distributors.

From time to time, we may seek to partner with or acquire, when appropriate, companies that have products, personnel, and technologies that complement our strategic direction. We continually review our product offerings and our strategic direction in light of our profitability targets, competitive conditions, changing consumer trends and the evolving nature of the interface between the consumer and the digital world.

Impacts of Macroeconomic and Geopolitical Conditions on our Business

Our business has been impacted by adverse macroeconomic and geopolitical conditions. These conditions include inflation, interest rate and foreign currency fluctuations, changes in fiscal policies, slowdown of economic activity around the world, and lower consumer and enterprise spending.

The global and regional economic and political conditions adversely affected demand for our products. In addition, these conditions have caused and may continue to cause volatility in the cost of materials and logistics, and transportation delays, and as a result may impact the pricing of our products, product availability and our results of operations.

For additional information, see Item 1A "*Risk Factors*," including under the captions "*Adverse global and regional economic and geopolitical conditions can materially adversely affect our business, results of operations and financial condition*," *"We purchase key components and products from a limited number of sources, and our business and operating results could be adversely affected if supply were delayed or constrained or if there were shortages of required components," "Our principal manufacturing operations and third-party contract manufacturers are located in China and Southeast Asia, which exposes us to risks associated with doing business in that geographic area as well as potential tariffs, adverse trade regulations, adverse tax consequences and pressure to move or diversify our manufacturing locations," "If we do not accurately forecast market demand for our products, our business and operating results could be adversely affected,"* and "*If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales and our business and operating results could be adversely affected."*

Trends and Uncertainties

Several long-term secular-trends offer long-term structural growth opportunities across Logitech's product portfolio. We design, create and sell products that benefit from these secular trends which include the following:

- Hybrid work: Hybrid work provides an opportunity to equip multiple workspaces including in the office and other places of work, as well as at home and away from home. Hybrid work also provides an opportunity for increased enterprise and consumer adoption of video conferencing. Our video collaboration products are compatible with a variety of video conference platforms, including Zoom, Microsoft Teams and Google Meet

- Gaming: The ongoing growth and evolution of gaming creates an opportunity for us to provide more tools to a wider community of gamers. In particular, social gaming continues to gain popularity through online gaming, multi-platform experiences and esports.

- AI: AI has reshaped expectations for productivity improvements, product innovation and technology ecosystem evolution. While we have used AI solutions and machine learning to enhance the features of different products in our portfolio, AI offers additional growth opportunities and risks as we work to integrate our capabilities with our ecosystem partners.

- Climate change: Climate change affects everyone. We already consider sustainability as part of our product design and in other areas and intend to continue to do so in the future.

- The importance of trust: With our well-established Logitech brand, consumer-centric design philosophy, and commitment to high privacy and security standards, we strive to deliver trusted user experiences.

While we believe we will further benefit from these secular trends, we have experienced and will continue to experience challenges that impact our business and financial results. These challenges include (i) the current macroeconomic environment, including interest rate fluctuations, inflation, foreign exchange movements, changes in fiscal policies and low economic growth in certain regions, (ii) the uncertainty with overall consumer and enterprise demand, (iii) the uncertainty with enterprise strategy for office space utilization and related timing of enterprise investments in infrastructure and technology, and (iv) the timing of further development of our B2B go-to-market capabilities.

We expect these challenges to continue in the near-term. We have taken steps to mitigate the impact of these challenges, including but not limited to: (i) reduction in our operating expenses in order to maintain margins and size the business for the current market, (ii) reduction in inventories to more appropriately align with demand, (iii) continued investment in our B2B capabilities, and (iv) release of new products to increase the value proposition of our portfolio.

For additional information, see Part I, Item 1A "*Risk Factors*."

Business Seasonality and Product Introductions

We have historically experienced higher sales in our third fiscal quarter ending December 31, compared to other fiscal quarters in our fiscal year, primarily due to the increased consumer demand for our products during the year-end holiday buying season and year-end spending by enterprises. Additionally, new product introductions and business acquisitions can significantly impact sales, product costs and operating expenses. Product introductions can also impact our sales to distribution channels as these channels are filled with new product inventory following a product introduction, and often channel inventory of an earlier model product declines as the next related major product launch approaches. Sales can also be affected when consumers and distributors anticipate a product introduction or changes in business circumstances. However, neither historical seasonal patterns nor historical patterns of product introductions should be considered reliable indicators of our future pattern of product introductions, future sales or financial performance. Furthermore, cash flow is correspondingly lower in the first half of our fiscal year as we typically build inventories in advance for the third quarter and we pay an annual dividend following our Annual General Meeting, which is typically in September.

Summary of Financial Results

Our total sales for fiscal year 2024 decreased 5%, compared to fiscal year 2023, primarily driven by a decline in sales of most of our product categories as a result of lower demand.

Sales for fiscal year 2024 decreased 16% and 2% in the Asia Pacific and Americas regions, respectively, and were flat in EMEA, compared to fiscal year 2023.

Gross margin for fiscal year 2024 increased by 350 basis points to 41.4%, compared to 37.9% for fiscal year 2023, primarily due to lower material and logistics costs as well as lower promotional spend, partially offset by unfavorable product mix.

Operating expenses for fiscal year 2024 were $1,190.7 million, or 27.7% of sales, compared to $1,261.0 million, or 27.8% of sales, for fiscal year 2023. The decrease in operating expenses was primarily driven by a reduction in marketing spend.

Included in the income tax provision of $9.5 million and $98.9 million in fiscal year 2024 and 2023 was $20.7 million of tax benefit and $46.0 million of tax expense, respectively, from Switzerland.

Net income for fiscal year 2024 was $612.1 million, compared to $364.6 million for fiscal year 2023, reflecting higher gross margin as well as lower operating expenses and income tax provision.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires us to make assumptions, judgments, and estimates that affect reported amounts of assets, liabilities, sales and expenses, and the disclosure of contingent assets and liabilities.

We consider an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of our financial condition and operating results.

We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Although these assumptions, judgments, and estimates are based on management's best knowledge of current events and actions that may impact us in the future, actual results could differ. Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors.

We believe the following accounting estimates are most critical to our business operations and to an understanding of our financial condition and results of operations and reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Accruals for Customer Programs and Product Returns

We record accruals for cooperative marketing, customer incentive, pricing programs ("Customer Programs") and product returns. The estimated cost of these programs is usually recorded as a reduction of revenue. Significant management judgments and estimates must be used to determine the cost of these programs in any accounting period. Customer Programs require management to estimate the percentage of those programs that will not be claimed in the current period or will not be earned by customers, which is commonly referred to as "breakage." Breakage is estimated based on historical claim experience, the period in which the claims are expected to be submitted, specific terms and conditions with customers, and other factors. If we receive a separately identifiable benefit from a customer and can reasonably estimate the fair value of that benefit, the cost of the Customer Programs is recognized in operating expenses.

Customer Incentive Programs. Customer incentive programs include performance-based incentives and consumer rebates. We offer performance-based incentives to our customers and indirect partners based on predetermined performance criteria. Consumer rebates are offered from time to time at our discretion for the primary benefit of end-users. Customer incentive programs are considered variable consideration, which we estimate and record as a reduction to revenue at the time of sale based on negotiated terms, historical experiences, forecasted incentives, the anticipated volume of future purchases, and inventory levels in the channel.

Product Returns. We grant limited rights to return products. Return rights vary by customer and range from just the right to return the defective product to stock rotation rights limited to a percentage of sales approved by management. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by the customer and by product, inventories owned by and located at customers, current customer demand, current operating conditions, and other relevant customer and product information. Upon recognition, we reduce sales and cost of goods sold for the estimated return. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures, and other factors. Return rates can fluctuate over time but are sufficiently predictable to allow us to estimate expected future product returns.

We apply a breakage rate to reduce our accruals of Customer Programs based on the estimated percentage of these Customer Programs that will not be claimed or earned. The breakage rate is applied at the time of sale. Assessing the period in which claims are expected to be submitted and the relevance of the historical claim experience require significant management judgment to estimate the breakage of Customer Programs in any accounting period.

We regularly evaluate the adequacy of our accruals for Customer Programs and product returns. Future market conditions and product transitions may require us to take action to increase such programs. In addition, when the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, we would be required to record incremental increases or reductions to revenue or operating expenses.

Inventory Valuation

We must order components for our products and build inventory in advance of customer orders. Further, our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand.

We record inventories at the lower of cost and net realizable value and record write-downs of inventories that are obsolete or in excess of anticipated demand or net realizable value. A review of inventory is performed each fiscal quarter that considers factors including the marketability and product lifecycle stage, product development plans, component cost trends, historical sales, and demand forecasts that consider the assumptions about future demand and market conditions. Inventory on hand that is not expected to be sold or utilized is considered excess, and we recognize the write-down in the cost of goods sold at the time of such determination. The write-down is determined by the excess of cost over net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. At the time of loss recognition, new cost basis per unit and the lower-cost basis for that inventory are established and subsequent changes in facts and circumstances would not result in an increase in the cost basis. If there is an abrupt and substantial decline in demand for Logitech's products or an unanticipated change in technological or customer requirements, we may be required to record additional write-downs that could adversely affect gross margins in the period when the write-downs are recorded. We also extend the assessment to non-cancelable purchase orders if the inventories are considered excess and record the liability that is reasonably possible to be incurred in accrued and other liabilities.

Accounting for Income Taxes

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective income tax rate may be affected by the changes in or interpretations of tax laws and tax agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in our assessment of matters such as the ability to realize deferred tax assets. As a result of these considerations, we must estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating current tax exposure together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet.

We make certain estimates and judgments about the application of tax laws, the expected resolution of uncertain tax positions and other matters surrounding the recognition and measurement of uncertain tax benefits. In the event that uncertain tax positions are resolved for amounts different than our estimates, or the related statutes of limitations expire without the assessment of additional income taxes, we will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on our income tax provision and our results of operations.

For additional information about our Critical Accounting Estimates, see Note 2—Summary of Significant Accounting Policies in our Notes to our consolidated financial statements below.

New Accounting Pronouncements

Refer to Note 2 to the consolidated financial statements included in this Annual Report on Form 10-K for recent accounting pronouncements to be adopted.

Constant Currency

We refer to our net sales growth rates excluding the impact of currency exchange rate fluctuations as "constant currency" sales growth rates. Percentage of constant currency sales growth is calculated by translating prior period sales in each local currency at the current period's average exchange rate for that currency and comparing that to current period sales.

Given our global sales presence and the reporting of our financial results in U.S. Dollars, our financial results could be affected by significant shifts in currency exchange rates. See "Results of Operations" for information on the effect of currency exchange rate fluctuations on our sales. If the U.S. Dollar appreciates or depreciates in comparison to other currencies in future periods, this will affect our results of operations in future periods as well.

References to Sales

The term "sales" means net sales, except as otherwise specified and the sales growth discussion and sales growth rate percentages are in U.S. Dollars, except as otherwise specified.

Results of Operations

In this section, we discuss the results of our operations for the year ended March 31, 2024 compared to the year ended March 31, 2023. For a discussion of the year ended March 31, 2023 compared to the year ended March 31, 2022, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on May 17, 2023.

Net Sales

Our sales in fiscal year 2024 decreased 5%, compared to fiscal year 2023, primarily driven by a decline in sales of most of our product categories as a result of lower demand. If currency exchange rates had been constant in fiscal years 2024 and 2023, our sales decline in constant currency would have been 6%.

Sales Denominated in Other Currencies

Although our financial results are reported in U.S. Dollars, a portion of our sales was generated in currencies other than the U.S. Dollar, such as the Euro, Chinese Renminbi, Japanese Yen, Australian Dollar, Canadian Dollar, Pound Sterling and New Taiwan Dollar. For the years ended March 31, 2024 and 2023, approximately 50% and 51%, respectively, of our sales were denominated in currencies other than the U.S. Dollar.

Sales by Region

The following table presents the change in sales by region for fiscal year 2024 compared with fiscal year 2023:

	2024 vs. 2023	
	Sales Growth Rate	Sales Growth Rate in Constant Currency
Americas	(2)%	(2)%
EMEA	—	(4)
Asia Pacific	(16)	(13)

Americas:

The decrease in sales in the Americas region for fiscal year 2024, compared to fiscal year 2023, was primarily driven by decreases in sales for mobile speakers and PC speakers in our Other category.

EMEA:

Sales in the EMEA region for fiscal year 2024, compared to fiscal year 2023, remained flat. Increases in sales for Gaming and Pointing Devices were offset by decreases in sales for Webcams and Video Collaboration.

Asia Pacific:

The decrease in sales in the Asia Pacific region for fiscal year 2024, compared to fiscal year 2023, was primarily driven by decreases in sales of Gaming, Keyboards & Combos and Video Collaboration.

Sales by Product Category

During the first quarter of fiscal year 2024, we changed the presentation of sales by product category to provide a simpler and clearer view of our business. The change in presentation did not have an impact on previously reported total sales. As a result of these changes, certain prior-period amounts for the fiscal year 2023 have been reclassified to conform to the current period presentation. See Note 2 to the consolidated financial statements for further information on the change in presentation.

Sales by product category in the current presentation for fiscal years 2024 and 2023 were as follows (Dollars in thousands):

	Years Ended March 31,		Change
	2024	**2023**	**2024 vs. 2023**
Gaming [(1)]	$ 1,231,063	$ 1,288,313	(4)%
Keyboards & Combos	821,441	836,432	(2)
Pointing Devices	742,987	728,357	2
Video Collaboration	609,361	677,923	(10)
Webcams	325,225	378,688	(14)
Tablet Accessories	254,060	254,374	—
Headsets	168,478	176,576	(5)
Other [(2)]	145,852	198,155	(26)
Total Sales	4,298,467	4,538,818	(5)%

(1) Gaming includes streaming services revenue generated by Streamlabs.
(2) Other primarily consists of mobile speakers and PC speakers.

Gaming

Our Gaming category includes gaming mice, steering wheels, headsets, keyboards, console gaming headsets, studio-quality Blue Microphones and Streamlabs services.

During fiscal year 2024, Gaming sales decreased 4%, compared to fiscal year 2023, primarily driven by decreases in sales of gaming keyboards, Blue Microphones, and Streamlabs services.

Keyboards & Combos

Our Keyboards & Combos category includes PC keyboards and keyboard/mice combo products.

During fiscal year 2024, Keyboards & Combos sales decreased 2%, compared to fiscal year 2023, primarily driven by a decrease in sales of our cordless keyboards, partially offset by an increase in sales of our cordless combos.

Pointing Devices

Our Pointing Devices category includes PC- and Mac-related mice including trackballs and presentation tools.

During fiscal year 2024, Pointing Devices sales increased 2%, compared to fiscal year 2023, primarily driven by increases in sales of cordless mice and presentation tools.

Video Collaboration

Our Video Collaboration category includes Logitech's conference room cameras, which combine affordable enterprise-quality audio and high definition 4K video to bring video conferencing to a variety of room sizes.

During fiscal year 2024, Video Collaboration sales decreased 10%, compared to fiscal year 2023, primarily due to decreases in sales of many Video Collaboration products driven by lower enterprise spending.

Webcams

Our Webcams category includes PC-based webcams that are targeted primarily at consumers, including streaming cameras, and VC webcams that turn any desktop into an instant collaboration space.

During fiscal year 2024, Webcams sales decreased 14%, compared to fiscal year 2023, primarily driven by decreases in sales of most of our VC webcams and PC-based webcams.

Tablet Accessories

Our Tablet Accessories category primarily includes tablet keyboards.

During fiscal year 2024, Tablet Accessories sales remained flat, compared to fiscal year 2023.

Headsets

Our Headsets category includes PC and VC headsets, in-ear headphones, and premium wireless earbuds.

During fiscal year 2024, Headsets sales decreased 5%, compared to 2023, primarily driven by decreases in sales of VC headsets and corded PC headsets.

Other

Our Other category primarily consists of mobile speakers and PC speakers.

During fiscal year 2024, Other sales decreased 26% compared to 2023, primarily driven by a decline in sales of mobile speakers.

Gross Profit

Gross profit for fiscal years 2024 and 2023 was as follows (Dollars in thousands):

	Years Ended March 31,		
	2024	**2023**	**Change**
Net sales	$4,298,467	$4,538,818	(5.3)%
Gross profit	$1,778,021	$1,719,515	3.4 %
Gross margin	41.4 %	37.9 %	

Gross profit consists of sales, less cost of goods sold (which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, royalties, costs of purchasing components from outside suppliers, distribution costs, warranty costs, customer support costs, shipping and handling costs, outside processing costs and write-down of inventories), and amortization of intangible assets.

Gross margin increased by 350 basis points to 41.4% during fiscal year 2024, compared to 37.9% during fiscal year 2023. The increase in gross margin was primarily due to lower material and logistics costs as well as lower promotional spend, partially offset by unfavorable product mix.

Operating Expenses

Operating expenses for fiscal years 2024 and 2023 were as follows (Dollars in thousands):

	Years Ended March 31,	
	2024	**2023**
Marketing and selling	$ 730,310	$ 809,182
% of sales	17.0 %	17.8 %
Research and development	287,243	280,796
% of sales	6.7 %	6.2 %
General and administrative	155,056	124,652
% of sales	3.6 %	2.7 %
Amortization of intangible assets and acquisition-related costs	10,934	11,843
% of sales	0.2 %	0.3 %
Impairment of intangible assets	3,526	—
% of sales	0.1 %	N/A
Change in fair value of contingent consideration for business acquisition	(250)	—
% of sales	— %	N/A
Restructuring charges, net	3,866	34,573
% of sales	0.1 %	0.8 %
Total operating expenses	$1,190,685	$ 1,261,046
% of sales	27.7 %	27.8 %

The decrease in total operating expenses during fiscal year 2024, compared to fiscal year 2023, was primarily due to decreases in marketing and selling expenses and restructuring charges, net, partially offset by an increase in general and administrative expenses.

Marketing and Selling

Marketing and selling expenses consist of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, technical support for customer experiences and facilities costs.

During fiscal year 2024, marketing and selling expenses decreased $78.9 million, compared to fiscal year 2023, primarily driven by our reduction in third-party marketing spend.

Research and Development

Research and development expenses consist of personnel and related overhead costs for contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

During fiscal year 2024, research and development expenses increased $6.4 million, compared to fiscal year 2023, primarily driven by higher performance-based compensation expense. Research and development expenses as a percentage of sales increased from 6.2% in fiscal year 2023 to 6.7% in fiscal year 2024 reflecting our continued investment in innovation.

General and Administrative

General and administrative expenses primarily consist of personnel and related overhead, information technology, and facilities costs for the infrastructure functions such as finance, information systems, executives, human resources and legal.

During fiscal year 2024, general and administrative expenses increased $30.4 million, compared to fiscal year 2023, primarily driven by higher performance-based compensation expense.

Amortization of Intangible Assets and Acquisition-Related Costs

Amortization of intangible assets consists of amortization of acquired intangible assets, including customer relationships and trademarks and trade names. Acquisition-related costs include legal expenses, due diligence costs, and other professional costs incurred for business acquisitions.

During fiscal year 2024, amortization of intangible assets and acquisition-related costs decreased $0.9 million, compared to fiscal year 2023, primarily due to certain acquired intangible assets becoming fully amortized.

Impairment of Intangible Assets

During fiscal year 2024, we recognized a pre-tax impairment charge of $3.5 million, related to our in-process Research and Development intangible asset.

Restructuring Charges, Net

During the second quarter of fiscal year 2023, we initiated a restructuring plan to realign our business group and engineering structure with our go-to-market strategy to more effectively compete within the enterprise market and to better serve end-users. During the fourth quarter of fiscal year 2023, we undertook further actions to remove organization layers as well as streamline our marketing organization to increase efficiency. As a result, we recorded pre-tax restructuring charges totaling $3.9 million and $34.6 million during fiscal years 2024 and 2023, respectively, primarily related to employee severance and other termination benefits. These restructuring activities were substantially completed during fiscal year 2024.

See Note 16 to our consolidated financial statements for additional information.

Interest Income

Interest income for fiscal years 2024 and 2023 was as follows (in thousands):

| | Years Ended March 31, | |
	2024	2023
Interest income	$ 50,636	$ 18,331

We invest in highly liquid instruments with an original maturity of three months or less at the date of purchase, which are classified as cash equivalents. The increase in interest income for fiscal year 2024, compared to fiscal year 2023, was primarily driven by an increase in interest rates and increased cash equivalents balance.

Other Income (Expense), Net

Other income (expense), net for fiscal years 2024 and 2023 was as follows (in thousands):

| | Years Ended March 31, | |
	2024	2023
Investment gain (loss) related to the deferred compensation plan	$ 4,320	$ (1,961)
Currency exchange loss, net	(8,770)	(7,337)
Loss on investments, net	(14,674)	(14,073)
Non-service cost net pension income and other	2,748	10,093
Total	$ (16,376)	$ (13,278)

Investment gain (loss) related to the deferred compensation plan for fiscal years 2024 and 2023 represents earnings, gains, and losses on marketable securities related to a deferred compensation plan offered by one of our subsidiaries. The increase in investment gain for fiscal year 2024, compared to fiscal year 2023, primarily relates to the change in market performance of the underlying securities.

Currency exchange loss, net, relates to balances denominated in currencies other than the functional currency in our subsidiaries, as well as the sale of currencies, and gains or losses recognized on currency exchange forward contracts. We do not speculate in currency positions, but we are alert to opportunities to maximize currency exchange gains and minimize currency exchange losses. The loss for fiscal year 2024 was related to the exchange rate fluctuations of the Chinese Renminbi, Australian Dollar, Brazilian Real, and Japanese Yen versus the U.S. Dollar. The loss for fiscal year 2023 was primarily related to the weakening of the Brazilian Real and Australian Dollar against U.S. Dollar.

Loss on investments, net, includes unrealized gain (loss) from the change in fair value of investments, gain (loss) on equity-method investments and impairment of investments during the periods presented, as applicable. The loss on investments, net, for fiscal year 2024 was primarily due to an impairment loss, as a result of the write-off of a note receivable which has been deemed no longer recoverable. This note receivable was previously obtained in conjunction with an exchange transaction related to our investment in a privately held company. The loss on investments, net for fiscal year 2023 was primarily due to the impairment charge related to one of our equity method investments, partially offset by the unrealized gain related to one of our equity investments without readily determinable fair value resulting from observable price changes. See Note 9 to our consolidated financial statements for additional information.

Non-service cost net pension income and other decreased in fiscal year 2024, compared to fiscal year 2023, primarily due to the curtailment gain recognized in fiscal year 2023 for one of our defined benefit plans as a result of the restructuring actions undertaken by the Company (see Notes 5 and 16 to our consolidated financial statements).

Provision for Income Taxes

The provision for income taxes and effective income tax rates for fiscal years 2024 and 2023 were as follows (Dollars in thousands):

	Years Ended March 31,	
	2024	**2023**
Provision for income taxes	$ 9,453	$ 98,947
Effective income tax rate	1.5 %	21.3 %

The change in the effective income tax rate between fiscal years 2024 and 2023 was primarily due to the mix of income and losses in the various tax jurisdictions in which we operate as well as the favorable tax impacts from share-based compensation, an agreement to remeasure the tax basis of goodwill under the Swiss Federal Act on Tax Reform and AHV Financing ("TRAF") with the canton of Vaud, remeasurement of our Swiss deferred tax assets due to a change in tax rate, a Swiss Tax Ruling that provides future tax benefits as discussed below, and Foreign-Derived Intangible Income ("FDII") incentive in the U.S.

The canton of Vaud completed the legislative process to enact TRAF, a reform to better align the Swiss tax system to international tax standards, on March 10, 2020, that took effect as of January 1, 2020. In March 2020, we reached an agreement with the Vaud Tax Administration that would allow for an increase in the tax basis of goodwill, as a transition measure under TRAF, to be amortized over ten years beginning on January 1, 2020. During the fiscal year ended March 31, 2024, we reached an agreement to remeasure the tax basis of goodwill under TRAF with the canton of Vaud, which resulted in an income tax benefit of $25.1 million, net of assessment for uncertain tax positions. The remeasurement of the step-up will be amortized over the remaining ten-year amortization period.

On December 29, 2023, a change to the cantonal tax legislation was published. According to the law approved by the Vaud parliament, a progressive scale will be applicable for cantonal tax purposes resulting in an increase from the current tax rate of 13.61% to 14.28% effective fiscal year 2025. The increase in tax rate resulted in a tax benefit of $5.1 million due to a remeasurement of our Swiss deferred tax assets in the fiscal year ended March 31, 2024.

On March 28, 2024, we executed a Swiss Tax Ruling with the canton of Vaud that provides future tax benefit for ten years. The Swiss Tax Ruling resulted in an income tax benefit of $50.1 million, which will be utilized over a ten-year period.

The Tax Cuts and Jobs Act enacted Section 250, which provides for a deduction with respect to Global Intangible Low-Taxed Income ("GILTI") and FDII in the US. The application of this tax incentive is inherently complex. During the fiscal year ended March 31, 2024, we analyzed the applicability of FDII and determined that this tax incentive applies in fiscal 2021 to 2023 tax years. As a result, we realized a tax benefit of $18.7 million related to FDII. We have also concluded that any GILTI tax since the enactment of Tax Cuts and Jobs Act is immaterial.

The BEPS Project undertaken by the OECD recommended changes to numerous long-standing tax principles, including a proposal to reallocate profits among tax jurisdictions in which companies do business ("Pillar One") and establishing a minimum tax on global income ("Pillar Two"). Some jurisdictions where we operate are implementing Pillar Two laws to effectuate a 15% minimum tax, which will be effective for the Company starting fiscal year 2025.
More specifically, the Federal Council enacted the relevant ordinance for implementing a (Qualified) Domestic Minimum Tax (QDMTT) in Switzerland for tax years beginning from January 1, 2024. As many countries have proposed or enacted Pillar Two legislation in jurisdictions in which we operate, we continue to monitor the relevant developments.

As of March 31, 2024 and 2023, the total amount of unrecognized tax benefits due to uncertain tax positions was $192.7 million and $186.8 million, respectively, all of which would affect the effective income tax rate if recognized.

As of March 31, 2024 and 2023, we had $112.6 million and $106.4 million, respectively, in non-current income taxes payable, including interest and penalties, related to our income tax liability for uncertain tax positions. As of March 31, 2024 and 2023, we had $7.8 million and $6.1 million, respectively, of accrued interest and penalties related to uncertain tax positions.

We file Swiss and foreign tax returns. We received final tax assessments in Switzerland through fiscal year 2019. For other material foreign jurisdictions such as the United States and China, we are generally not subject to tax examinations for years prior to fiscal year 2020 and calendar year 2020, respectively. In the United States, the federal and state tax agencies have the authority to examine periods prior to fiscal year 2020, to the extent allowed by law, where tax attributes were generated, carried forward, and being utilized in subsequent years. We are under examination in foreign tax jurisdictions. If the examinations are resolved unfavorably, there is a possibility that they may have a material negative impact on our results of operations.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

As of March 31, 2024, we had cash and cash equivalents of $1,520.8 million, compared with $1,149.0 million as of March 31, 2023. Our cash and cash equivalents consist of bank demand deposits, short-term time deposits, and U.S. Treasury securities, of which 71% was held in Switzerland and 11% was held in China (including Hong Kong). We do not expect to incur any material adverse tax impact except for what has already been recognized, or to be significantly inhibited by any country in which we do business, from the repatriation of funds to Switzerland, our country of domicile.

As of March 31, 2024, our working capital was $1,545.5 million, compared to $1,555.1 million as of March 31, 2023. The decrease was primarily driven by decreases in inventories and accounts receivable, net, and an increase in accounts payable, partially offset by an increase in cash and cash equivalents.

We had several uncommitted, unsecured bank lines of credit and letters of credit aggregating $172.5 million as of March 31, 2024. There are no financial covenants under the lines of credit with which we must comply. There was no borrowing outstanding under the lines of credit as of March 31, 2024. As of March 31, 2024, we had outstanding bank guarantees of $14.3 million.

The following table presents selected financial information and statistics as of March 31, 2024 and 2023 (Dollars in thousands):

	March 31,	
	2024	**2023**
Accounts receivable, net	$ 541,715	$ 630,382
Accounts payable	$ 448,627	$ 406,968
Inventories	$ 422,513	$ 682,893
Days sales in accounts receivable (DSO)(Days)[1]	48	59
Days accounts payable outstanding (DPO) (Days)[2]	70	59
Inventory turnover (ITO)(x)[3]	5.4	3.6

(1) DSO is determined using ending accounts receivable, net as of the most recent quarter-end and sales for the most recent quarter.
(2) DPO is determined using ending accounts payable as of the most recent quarter-end and cost of goods sold for the most recent quarter.
(3) ITO is determined using ending inventories as of the most recent quarter-end and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

DSO as of March 31, 2024 decreased by 11 days to 48 days, compared to 59 days as of March 31, 2023, primarily due to the timing of sales within the fourth quarter of the fiscal years 2024 and 2023.

DPO as of March 31, 2024 increased by 11 days to 70 days, compared to 59 days as of March 31, 2023, primarily due to an increase in inventory purchases to replenish certain products during the fourth quarter of fiscal year 2024 as well as softened demand.

ITO as of March 31, 2024 increased by 1.8 to 5.4, compared to 3.6 as of March 31, 2023, primarily due to lower inventory balance as of March 31, 2024 resulting from focused inventory management to align with softened demand.

If we are not successful in launching and phasing in our new products, or market competition increases, or we are not able to sell the new products at the prices planned, it could have a material impact on our sales, gross profit, operating results including operating cash flow, and inventory turnover in the future.

The following table summarizes our consolidated statement of cash flows for the year ended March 31, 2024 (in thousands):

	Year ended March 31, 2024
Net cash provided by operating activities	$ 1,145,116
Net cash used in investing activities	(70,335)
Net cash used in financing activities	(690,173)
Effect of exchange rate changes on cash and cash equivalents	(12,789)
Net increase in cash and cash equivalents	$ 371,819

For fiscal year 2024, net cash provided by operating activities was $1,145.1 million resulting from net income of $612.1 million, a favorable impact from adding back non-cash adjustments totaling $143.5 million, and a favorable net change in operating assets and liabilities of $389.4 million. Non-cash adjustments were primarily related to depreciation and amortization, share-based compensation expense, and deferred income taxes. The decrease in accounts receivable, net, was primarily driven by the timing of sales within the fourth quarter of fiscal years 2024 and 2023. The decrease in inventories was primarily driven by our effort to manage inventory level to align with softened demand. The increase in accounts payable was primarily driven by an increase in inventory purchases to replenish certain products during the fourth quarter of fiscal year 2024.

For fiscal year 2024, net cash used in investing activities was $70.3 million, primarily due to $55.9 million purchases of property, plant, and equipment. Our expenditures for property, plant and equipment during fiscal year 2024 were primarily for building improvements, tooling and equipment, and computer hardware and software.

For fiscal year 2024, net cash used in financing activities was $690.2 million, primarily resulting from repurchases of our registered shares of $504.2 million, payments of cash dividends of $182.3 million, and tax withholdings related to net share settlements of restricted stock units of $29.7 million, partially offset by proceeds from exercise of stock options and purchase rights of $32.2 million.

During fiscal year 2024, there was a $12.8 million loss from currency exchange rate effect on cash and cash equivalents, primarily due to exchange rate fluctuations of Euro, Chinese Renminbi, Australian Dollar and Swiss Franc versus the U.S. Dollar and timing of our cash transactions over the period.

Cash Outlook

Our principal sources of liquidity are our cash and cash equivalents, cash flow generated from operations and, to a much lesser extent, capital markets and borrowings. Our future working capital requirements and capital expenditures may increase to support investments in product innovations and growth opportunities or to acquire or invest in complementary businesses, products, services, and technologies. Market volatility driven by the current macroeconomic and geopolitical environment may increase our costs of capital and otherwise adversely affect our business, results of operations, financial condition and liquidity.

In May 2024, the Board of Directors recommended that we pay cash dividends for fiscal year 2024 of CHF 1.16 per share (approximately $1.28 per share based on the exchange rate on March 31, 2024). Based on our shares outstanding, net of treasury shares, as of March 31, 2024 (153,863,262 shares), this would result in an aggregate gross dividend of approximately CHF 178.5 million (approximately $197.2 million based on the exchange rate on March 31, 2024). In fiscal year 2024, we paid a cash dividend of CHF 1.06 per share, or CHF 169.1 million (U.S. Dollar amount of $182.3 million based on the exchange rate on the date of payment) out of fiscal year 2023 retained earnings. In fiscal year 2023, we paid a cash dividend of CHF 0.96 per share, or CHF 156.1 million (U.S. Dollar amount of $158.7 million based on the exchange rate on the date of payment) out of fiscal year 2022 retained earnings. In fiscal year 2022, we paid a cash dividend of CHF 0.87 per share, or CHF 147.0 million (U.S. Dollar amount of $159.4 million) out of fiscal year 2021 retained earnings.

In May 2020, our Board of Directors approved the 2020 share repurchase program, which authorized us to invest up to $250.0 million to purchase our own shares to support equity incentive plans or potential acquisitions. In April 2021, our Board of Directors approved an increase of $750.0 million to the 2020 share repurchase program, to an aggregate amount of $1.0 billion. The Swiss Takeover Board approved this increase and it became effective on May 21, 2021. In July 2022, our Board of Directors approved an increase of $500 million to the 2020 share repurchase program, to an aggregate amount of up to $1.5 billion. The Swiss Takeover Board approved this increase and it became effective on August 19, 2022. The 2020 share repurchase program expired on July 27, 2023. We repurchased 16.7 million shares for an aggregate cost of $1.2 billion under the 2020 share repurchase program, of which 2.6 million shares for an aggregate cost of $159.1 million were repurchased during fiscal year 2024 prior to the expiration of the program.

In June 2023, our Board of Directors approved a new, three-year share repurchase program, which allows us to use up to $1.0 billion to repurchase our shares. The 2023 share repurchase program enables us to repurchase shares for cancellation, as well as to support equity incentive plans or potential acquisitions. The Swiss Takeover Board approved the 2023 share repurchase program in July 2023 and the program became effective on July 28, 2023. During the fiscal year ended March 31, 2024, we repurchased 4.5 million shares for an aggregate cost of $364.7 million, under the 2023 share repurchase program, of which $19.5 million of the aggregate cost was not paid yet as of March 31, 2024. 4.1 million shares for an aggregate cost of $332.1 million were repurchased for cancellation and the remaining shares were repurchased to support equity incentive plans. As of March 31, 2024, $635.8 million was available for repurchase under the 2023 share repurchase program.

Swiss law limits a company's ability to hold or repurchase its own shares. The aggregate par value of all shares held in treasury by us and our subsidiaries may not exceed 10% of our share capital, which corresponds to approximately 17.3 million registered shares. This limitation does not apply to shares repurchased for cancellation, due to the Board of Directors' authority under the capital band set forth in the Company's Articles of Incorporation to cancel shares up to a limit of 10% of our current share capital. As of March 31 2024, we had a total of 19.2 million shares held in treasury stock, which includes 4.1 million shares that have been repurchased for cancellation.

Although we enter into trading plans for systematic repurchases (e.g., 10b5-1 trading plans) from time to time, our 2023 share repurchase program provides us with the opportunity to make opportunistic repurchases during periods of favorable market conditions and is expected to remain in effect for a period of three years through July 27, 2026. To the extent that the shares are repurchased to support equity incentive plans or potential acquisitions, the shares are repurchased on the ordinary trading line of Swiss Exchange ("SIX") and/or the Nasdaq Global Select Market ("Nasdaq"). Shares repurchased for cancellation purposes are repurchased via a second trading line on SIX. Opportunistic purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.

For over ten years, we have generated positive cash flows from our operating activities, including cash from operations of $1,145.1 million and $534.0 million during fiscal years 2024 and 2023, respectively. If we do not generate sufficient operating cash flows to support our operations and future planned cash requirements, our operations could be harmed and our access to credit facilities could be restricted or eliminated. However, we believe that the trend of our historical cash flow generation, our projections of future operations and our available cash balances will provide sufficient liquidity to fund our operations for at least the next 12 months.

Our other contractual obligations and commitments that require cash are described in the following sections.

Contractual Obligations and Commitments

Purchase Commitments

As of March 31, 2024, we had non-cancelable purchase commitments of $396.8 million for inventory purchases made in the normal course of business from original design manufacturers, contract manufacturers and other suppliers, the majority of which are expected to be fulfilled within the next 12 months. We recorded a liability for firm, non-cancelable, and unhedged inventory purchase commitments in excess of anticipated demand or net realizable value consistent with our valuation of excess and obsolete inventory. As of March 31, 2024, the liability for these purchase commitments was $29.3 million and is recorded in accrued and other current liabilities in the consolidated balance sheet.

We have firm purchase commitments of $13.4 million for capital expenditures primarily related to commitments for tooling and equipment for new and existing products. We expect to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. Although open purchase commitments are considered enforceable and legally binding, the terms generally allow us to reschedule or adjust our requirements based on business needs prior to delivery of goods or performance of services.

Operating Leases Obligation

We lease facilities under operating leases, certain of which require us to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at our option and usually include escalation clauses linked to inflation. The remaining terms of our non-cancelable operating leases expire in various years through 2033. See Note 17 - Leases in our Notes to the consolidated financial statements included in this report for more information on leases.

Income Taxes Payable

As of March 31, 2024, we had $112.6 million in non-current income taxes payable, including interest and penalties, related to our income tax liability for uncertain tax positions. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years in connection with these tax liabilities.

Indemnifications

We indemnify certain suppliers and customers for losses arising from matters such as intellectual property disputes and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances includes indemnification for damages and expenses, including reasonable attorneys' fees. As of March 31, 2024, no material amounts have been accrued for indemnification provisions. We do not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under our indemnification arrangements.

We also indemnify our current and former directors and certain current and former officers. Certain costs incurred for providing such indemnification may be recoverable under various insurance policies. We are unable to reasonably estimate the maximum amount that could be payable under these arrangements because these exposures are not capped, the obligations are conditional in nature, and the facts and circumstances involved in any situation that might arise are variable.

ADDITIONAL FINANCIAL DISCLOSURES

ADDITIONAL FINANCIAL DISCLOSURES

DESIGN, ENGINEERING, MARKETING, OPERATIONS, ENVIRONMENTAL SUSTAINABILITY, SALES AND DISTRIBUTION AND OTHER INFORMATION

Design

Logitech uses design-led engineering as a strategic differentiator. Our key design centers are in Switzerland, Ireland, the United States, and Taiwan, where we have an internal team of designers who work in close collaboration with our engineering and manufacturing teams at the beginning of our innovation process. This capability has driven the transformation of our portfolio over the years. In addition, we design for sustainability to reduce the environmental impact of our products, operations, and value chain. Our design capabilities have been recognized through various awards in fiscal year 2024 including the prestigious Red Dot Design Team of the Year award.

Engineering

Our decades-long expertise in key engineering disciplines such as sensors, acoustics, optics, wireless, and power management is a core competitive advantage of Logitech. Furthermore, we continue to extend our engineering capabilities into more advanced technologies such as software, generative AI, cloud services, data analytics, machine learning, and some core building blocks of navigation and tracking for spatial computing and augmented/virtual reality environments. Our engineering team has expertise in bringing together these many technologies, across hardware and software to develop an innovative portfolio. These engineering capabilities combined with our award-winning design team form the basis of Logitech's key innovation engine.

Marketing

Across Logitech's multiple product categories, we focus on enhancing our marketing capabilities around brand strategy and execution, digital marketing, and marketing technology. With our products and design as a foundation, our marketing demonstrates the relevancy of our products in the lives of our customers, focusing on specific and diverse audiences. We continue to increase our presence when and where our products and messages are most relevant, which enables us to drive brand value.

Operations

Logitech's operations capability consists of a hybrid model of in-house manufacturing (including a wholly-owned facility in Suzhou, China) and third-party contract manufacturers and original design manufacturers (principally in Asia), which allows us to effectively respond to rapidly changing demand and leverage economies of scale.

Our Suzhou operation, which currently handles approximately 40% of our total production of products, provides for increased production capacity, manufacturing know-how, intellectual property protection and greater flexibility in responding to product demand. We focus on ensuring the efficiency of the Suzhou facilities through the implementation of quality management, automation, process improvements, and employee involvement programs. Further, by outsourcing the manufacturing of certain products, we seek to reduce volatility in production volumes as well as improve time to market.

Both our in-house and outsourced manufacturing operations are managed by our worldwide operations group. The worldwide operations group also supports the business units and marketing and sales organizations through the management of distribution centers and the supply chain and logistics networks. We believe our supply chain's extensive global reach, key distribution channels, adoption of factory automation and strategic business relationships combined with extensive analytic modeling expertise, optimization tools and global processes are key competitive advantages.

Environmental Sustainability

Logitech considers the environmental and social impacts of our products, operations, and value chain from the sourcing of raw materials through to the end-of-life of our products. We design for sustainability by striving to use innovative materials, technologies and processes that reduce carbon emissions and elevate circular solutions. We have started to transition our manufacturing and supply chain to renewable energy and we aim to eliminate waste and extend the life of products. Logitech also actively supports the use of recycled materials and component recovery for reuse, as well as product repair and recycling, in order to address the need for conservation of natural resources.

Sales and Distribution

Our sales and marketing activities are organized into three geographic regions: the Americas (North and South America), EMEA (Europe, Middle East, Africa) and Asia Pacific (China, Australia, Japan, India, Korea, Taiwan and other countries). For revenue by geographic region, see Note 15 to our consolidated financial statements.

Logitech has an extensive global go-to-market network that is leveraged to optimize the value of our existing products and product categories as well as to introduce new products and enter new product categories. We sell our products primarily to a network of distributors, retailers and e-tailers. We support these channels with our direct sales force and third-party distribution centers located in all three geographic regions.

Our distributor customers typically resell products to retailers, value-added resellers, systems integrators and other distributors with whom Logitech does not have a direct relationship. As we have increased our investments in the B2B channel in recent years, we have expanded our enterprise sales coverage through our sales force as well as various channel partners. Expansions into new channels enables more cross-selling opportunities across our broad product portfolio.

Logitech's products can be purchased in a number of major retail chains, where we typically have access to significant shelf space. In addition, Logitech products can be purchased online either directly or indirectly from Logitech.com or through e-tailers, the websites of our major retail chains, and other online and social channels. Logitech products are also carried by B2B direct market resellers.

In fiscal years 2024, 2023 and 2022, Amazon Inc. and its affiliated entities together accounted for 18%, 19% and 17% of our gross sales, respectively. In fiscal years 2024, 2023 and 2022, Ingram Micro Inc. and its affiliated entities together accounted for 13%, 13% and 15% of our gross sales, respectively. TD Synnex and its affiliated entities together accounted for 14%, 15%, and 14% of our gross sales in fiscal years 2024, 2023, and 2022, respectively. No other customer individually accounted for more than 10% of our gross sales in fiscal years 2024, 2023 or 2022.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Logitech's shares are listed and traded on both the SIX Swiss Exchange, where the share price is denominated in Swiss francs, and on the Nasdaq Global Select Market, where the share price is denominated in U.S. Dollars. The trading symbol for Logitech shares is LOGN on the SIX Swiss Exchange and LOGI on the Nasdaq Global Select Market. As of May 2, 2024, there were 173,106,620 shares issued (including 19,662,686 shares held as treasury stock) held by 36,974 holders of record, and the closing price of our shares was CHF 74.58 ($81.09 based on exchange rates on such date) per share on the SIX Swiss Exchange and $81.77 per share as reported by the Nasdaq Global Select Market.

Dividends

Under Swiss law, a corporation may only pay dividends upon a vote of its shareholders. This vote typically follows the recommendation of the corporation's Board of Directors. In May 2024, the Board of Directors recommended that the Company increase the cash dividend per share for fiscal year 2024 by approximately CHF 0.10 per share to CHF 1.16 per share (approximately $1.28 per share based on the exchange rate on March 31, 2024). Based on our shares outstanding, net of treasury shares, as of March 31, 2024 (153,863,262 shares), this would result in an aggregate gross dividend of approximately CHF 178.5 million (approximately $197.2 million based on the exchange rate on March 31, 2024). This amount may vary based on the number of shares outstanding, net of treasury shares, as of the record date for the dividend, but will not exceed approximately CHF 200.8 million (based on our shares currently issued or 173,106,620 shares). This recommendation will be voted on by our shareholders at the Company's 2024 Annual General Meeting.

On September 13, 2023, Logitech's shareholders approved a cash dividend payment of CHF 1.06 per share out of retained earnings to Logitech's shareholders who owned shares on September 26, 2023. Eligible shareholders were paid CHF 1.06 per share ($1.16 per share in U.S. Dollars based on the exchange rate on the date of payment), totaling $182.3 million in U.S. Dollars on September 27, 2023.

On September 14, 2022, Logitech's shareholders approved a cash dividend payment of CHF 0.96 per share out of retained earnings to Logitech's shareholders who owned shares on September 27, 2022. Eligible shareholders were paid CHF 0.96 per share ($0.98 per share in U.S. Dollars based on the exchange rate on the date of payment), totaling $158.7 million in U.S. Dollars on September 28, 2022.

Dividends paid and similar cash or in-kind distributions made by Logitech to a holder of Logitech shares (including dividends or liquidation proceeds and stock dividends), other than distributions of qualifying additional paid-in-capital if it is available under the current Swiss tax regime, are subject to a Swiss federal anticipatory tax at a rate of 35%. The anticipatory tax must be withheld by Logitech from the gross distribution and paid to the Swiss Federal Tax Administration.

A Swiss resident holder and beneficial owner of Logitech shares may qualify for a full refund of the Swiss anticipatory tax withheld from such dividends. A holder and beneficial owner of Logitech shares who is a non-resident of Switzerland, but a resident of a country that maintains a double tax treaty with Switzerland, may qualify for a full or partial refund of the Swiss anticipatory tax withheld from such dividends by virtue of the provisions of the applicable treaty between Switzerland and the country of residence of the holder and beneficial owner of the Logitech shares.

In accordance with the tax convention between the United States and the Swiss Confederation (Treaty), a mechanism is provided whereby a U.S. resident (as determined under the Treaty), and U.S. corporations, other than U.S. corporations having a "permanent establishment" or a fixed base, as defined in the Treaty, in Switzerland, generally can obtain a refund of the Swiss anticipatory tax withheld from dividends in respect of Logitech shares, to the extent that 15% of the gross dividend is withheld as final withholding tax (i.e. 20% of the gross dividend may generally be refunded). In specific cases, U.S. companies not having a "permanent establishment" or a fixed base in Switzerland owning at least 10% of Logitech registered shares may receive a refund of the Swiss anticipatory tax withheld from dividends to the extent it exceeds 5% of the gross dividend (i.e., 30% of the gross dividend may be refunded). To get the benefit of a refund, holders must beneficially own Logitech shares at the time such dividend becomes due.

Share Repurchases

In fiscal year 2024, the following approved share repurchase programs were in place (in thousands):

Share Repurchase Program	Approved Shares	Approved Amounts [1]
May 2020 [1]	17,311	$ 1,500,000
July 2023 [2]	17,311	$ 1,000,000

(1) The 2020 share repurchase program expired on July 27, 2023. See Note 14 to the consolidated financial statements for further information.

(2) In June 2023, our Board of Directors approved a new, three-year share repurchase program. The Swiss Takeover Board approved the 2023 share repurchase program in July 2023 and the program became effective on July 28, 2023. See Note 14 to the consolidated financial statements for further information.

The following tables present certain information related to purchases made by Logitech of its equity securities under its publicly announced share repurchase programs (in thousands, except per share amounts):

During Fiscal Year Ended	Shares Repurchased(1)	Weighted Average Price Per Share		Remaining Amount that May Yet Be Repurchased under the Program
		CHF (LOGN)	USD (LOGI)	
March 31, 2022	4,607	82.15	89.36	$ 423,696
March 31, 2023	7,562	52.94	55.25	$ 505,844
March 31, 2024	7,100	65.46	73.63	$ 635,750

(1) In fiscal years 2022, 2023 and 2024, the number of shares repurchased on the SIX was 3.9 million, 7.4 million, and 6.9 million, respectively, and the number of shares repurchased on NASDAQ was 0.7 million, 0.2 million, and 0.2 million, respectively. Shares were repurchased in fiscal year 2022 and fiscal year 2023 to support equity incentive plans. In fiscal year 2024, 4.1 million shares were repurchased for cancellation and the remaining shares were repurchased to support equity incentive plans.

During the three months ended March 31, 2024	Total Number of Shares Repurchased	Weighted Average Price Paid Per Share		Remaining Amount that May Yet Be Repurchased under the Program
		CHF (LOGN)	USD (LOGI)	
Month 1				
December 30, 2023 to January 26, 2024				
SIX	430 [1]	79.71	N/A	$ 727,751
Nasdaq	—	N/A	—	727,751
Month 2				
January 27, 2024 to February 23, 2024				
SIX	465 [2]	75.13	N/A	687,750
Nasdaq	—	N/A	—	687,750
Month 3				
February 24, 2024 to March 31, 2024				
SIX	577 [2]	80.00	N/A	635,750
Nasdaq	—	N/A	—	635,750
	1,472	78.38	N/A	$ 635,750

(1) Includes 346,000 shares repurchased on the ordinary trading line to support equity incentive plans and 84,000 shares repurchased on the second trading line for cancellation under the 2023 share repurchase program.

(2) Shares repurchased on the second line for cancellation under the 2023 share repurchase program.

Performance Graph

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended (the Securities Act), or the Exchange Act.

The following graph compares the cumulative total stockholder return on our shares, the Nasdaq Composite Index, and the S&P 500 Information and Technology Index. The graph assumes that $100 was invested in our LOGI shares, the Nasdaq Composite Index and the S&P 500 Information and Technology Index on March 31, 2019 and calculates the annual return through March 31, 2024. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



	March 31,					
	2019	**2020**	**2021**	**2022**	**2023**	**2024**
Logitech	$ 100	$ 111	$ 274	$ 195	$ 157	$ 246
Nasdaq Composite Index	$ 100	$ 101	$ 175	$ 189	$ 164	$ 222
S&P 500 Information and Technology Index	$ 100	$ 110	$ 184	$ 222	$ 212	$ 310

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a company with global operations, we face exposure to adverse movements in currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Currency Exchange Rates

We report our results in U.S. Dollars. Changes in currency exchange rates compared to the U.S. Dollar can have a material impact on our results when the financial statements of our non-U.S. subsidiaries are translated into U.S. Dollars. The functional currency of our operations is primarily the U.S. Dollar. Certain operations use the Swiss Franc or the local currency of the country as their functional currencies. Accordingly, unrealized currency gains or losses resulting from the translation of net assets or liabilities denominated in other currencies to the U.S. Dollar are accumulated in the cumulative translation adjustment component of accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity.

We are exposed to currency exchange rate risk as we transact business in multiple currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. Dollar. We transact business in approximately 30 currencies worldwide, of which the most significant to operations are the Euro, Chinese Renminbi, Japanese Yen, Australian Dollar, Canadian Dollar, Pound Sterling and New Taiwan Dollar. For the year ended March 31, 2024, approximately 50% of our sales were in non-U.S. denominated currencies, with 24% of our sales denominated in Euro. The mix of our costs of goods sold and operating expenses by currency are significantly different from the mix of our sales, with a larger portion denominated in U.S. Dollar and less denominated in Euro and other currencies. A strengthening U.S. Dollar has a more unfavorable impact on our sales compared to the favorable impact on our cost of goods sold and operating expenses, resulting in an adverse impact on our operating results.

We enter into currency forward and swap contracts to reduce the short-term effects of currency fluctuations on certain receivables or payables denominated in currencies other than the functional currencies of our subsidiaries. These contracts generally mature within approximately one month. The gains or losses on these contracts are recognized in earnings based on the changes in fair value.

If an adverse 10% foreign currency exchange rate change had been applied to total monetary assets and liabilities denominated in currencies other than the functional currencies at the balance sheet dates, it would have resulted in an adverse effect on income before income taxes of approximately $19.1 million and $17.0 million as of March 31, 2024 and 2023, respectively. The adverse effect as of March 31, 2024 and 2023 is after consideration of the offsetting effect of approximately $6.9 million and $8.1 million, respectively, from foreign exchange contracts in place as of such dates.

We enter into cash flow hedge contracts to protect against exchange rate exposure of forecasted inventory purchases. These hedging contracts mature within approximately four months. Gains and losses in the fair value of the effective portion of the hedges are deferred as a component of AOCI until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold.

If the U.S. dollar had weakened by 10%, the amount recorded in AOCI related to our foreign exchange contracts before tax effect as of March 31, 2024 and 2023 would have been approximately $9.0 million and $7.3 million lower, respectively. The change in the fair value recorded in AOCI would be expected to offset a corresponding foreign currency change in cost of goods sold when the hedged inventory purchases are sold.

REPORT ON CORPORATE GOVERNANCE 2024

REPORT ON CORPORATE GOVERNANCE

Logitech International S.A, together with its consolidated subsidiaries, designs software-enabled hardware solutions that help businesses thrive and bring people together when working, creating, gaming and streaming. As a point of connection between people and the digital world, Logitech's mission is to extend human potential in work and play, in a way that is good for people and the planet.

Logitech sells its products to a broad network of international customers, including direct sales to retailers, e-tailers and end consumers through the Company's e-commerce platform, and indirect sales to end customers through distributors. These products are sold through a number of brands, including Logitech, Logitech G and others.

Logitech was founded in Switzerland in 1981, and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Hautemorges, Switzerland and headquarters in Lausanne, Switzerland, which conducts its business through subsidiaries in the Americas (including North and South America), Europe, Middle East and Africa(and Asia Pacific.

Logitech believes that sound corporate governance practices are essential to an open and responsible corporation. Our corporate governance practices reflect a continuing commitment to corporate accountability, sound judgment, and transparency to shareholders.

As a company whose securities are listed on both the SIX Swiss Exchange and the Nasdaq Global Select Market, our commitment to sound corporate governance principles is guided by the legal and regulatory requirements of both Switzerland and the United States. In addition, Logitech's internal guidelines regarding corporate governance are provided in our Articles of Incorporation, Organizational Regulations (Bylaws), Corporate Governance Principles, and Board Committee Charters.

This Report has been designed to comply with the Corporate Governance Directive of the SIX Swiss Exchange. Portions of the Report are also incorporated by reference from elsewhere in our Invitation, Proxy Statement and Annual Report for the 2024 Annual General Meeting, of which this Report is a part.

1. Group Structure and Shareholders

1.1 Operational Group Structure

Shares of Logitech International S.A. are listed on both the SIX Swiss Exchange (Ticker: LOGN; security number: 2575132) and the Nasdaq Global Select Market (Ticker: LOGI, CUSIP H50430232). The International Securities Identification Number (ISIN) of our shares is CH0025751329. As of March 31, 2024, our market capitalization, based on outstanding shares of 153,863,262, net of treasury shares, amounted to approximately $13.8 billion (CHF 12.4 billion). Refer to section 1.2 below for information on Logitech International S.A.'s holdings in its shares as of March 31, 2024.

References in this Report on Corporate Governance to the "Company" refers to Logitech International S.A. References to "Logitech," "we," "our," and "us" refer to Logitech International S.A. and its consolidated subsidiaries.

Logitech International S.A. directly or indirectly owns 100% of all the companies in the Logitech group, through which it carries on its business and operations. Principal operating subsidiaries include: Logitech Europe S.A. (Lausanne, Switzerland), Logitech Inc. (San Jose, California, USA), and Logitech Technology (Suzhou) Co., Ltd. (Suzhou, China). For a list of Logitech subsidiaries, refer to the table in Note 4 of our Swiss Statutory Financial Statements included hereafter in this Annual Report under the heading "Logitech International S.A., Hautemorges - Swiss Statutory Financial Statements." None of Logitech International S.A.'s subsidiaries have securities listed on a stock exchange as of March 31, 2024.

Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Company Overview" in this Annual Report for further information on Logitech's operational group structure.

1.2 Significant Shareholders

Greater than 3% Shareholders as of March 31, 2024

Under Swiss law any person who owns or has the discretionary authority to exercise voting rights exceeding certain percentage thresholds of a company incorporated in Switzerland whose equity securities are listed on a stock exchange in Switzerland is required to notify the company and the relevant Swiss exchange of such holdings. Following receipt of this notification, the company is required to inform the public. With respect to Logitech, the notices received by the Company pursuant to these rules can be accessed on an internet platform operated by the SIX Swiss Exchange at

https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

To the knowledge of the Company, the beneficial owners holding more than 3% of the voting rights of the Company as of March 31, 2024, other than the Company itself, were as follows:

Name	Number of Shares[1]	Percentage of Voting Rights[2]	Relevant Date
BlackRock, Inc.[3]	11,005,001	6.4%	December 31, 2023
UBS Fund Management (Switzerland) AG[4]	8,436,708	4.9%	December 31, 2023

(1) In accordance with Swiss law, the number of shares set forth includes (i) shares beneficially owned or deemed to be beneficially owned by the relevant shareholder, (ii) shares borrowed from third parties, held in connection with a repurchase agreement or as a collateral, and (iii) shares held for the account of third parties with a discretionary authority to exercise voting rights. The table does not include positions in derivatives. Positions in derivatives can be accessed on the internet platform operated by the SIX Swiss Exchange at

https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

(2) Shareholdings are calculated based on the aggregate number of voting rights entered into the Swiss commercial register. Such aggregate number was 173,106,620 voting rights as of March 31, 2024.

(3) The number of shares held by BlackRock, Inc. is based on the number of shares reported as beneficially owned by BlackRock, Inc. and its subsidiaries on a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 2, 2024.

(4) The number of shares held by UBS Fund Management (Switzerland) AG is based on the number of shares reported as beneficially owned by UBS Group AG and its subsidiaries on a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 13, 2024.

Information on the share ownership of the Company by directors, executive officers and large shareholders as of June 30, 2024, as required by Swiss law, based on the number of the Company's shares outstanding (which is equal to the shares issued less the shares held in the Company's treasury), is set forth in the Company's Invitation, Proxy Statement and Annual Report for the 2024 Annual General Meeting, available at http://ir.logitech.com, under the heading "Security Ownership of Certain Beneficial Owners and Management as of June 30, 2024." Information of the own shares held by the Company in treasury is set forth in section 2.3 below.

1.3 Cross-shareholdings

Logitech has no shareholdings in companies that to its knowledge have shareholdings in Logitech.

2. Capital Structure

2.1 Share Capital

As of March 31, 2024, Logitech International S.A.'s nominal share capital was CHF 43,276,655, consisting of 173,106,620 shares with a par value of CHF 0.25 each.

The conditional share capital for the issuance of shares under equity incentive plans amounts to CHF 6,250,000, consisting of 25,000,000 shares. In addition, the conditional share capital for the issuance of shares in connection with conversion rights that may be granted in connection with debt obligations of Logitech or any of its subsidiaries amounts to CHF 6,250,000, consisting of 25,000,000 shares.

Logitech's capital band has a range from CHF 38,948,989.50 (lower limit) to CHF 47,604,320.50 (upper limit), authorizing Logitech's board of directors to issue and cancel up to 17,310,662 shares. The authorization of Logitech's board of directors under the capital band will expire on September 13, 2028.

Logitech has not carried out any share capital increases based on its authorized share capital prior to September 13, 2023.

2.2 Details on the Company's Capital Band and Conditional Share Capital

Capital Band.

In accordance with the revised Swiss corporate law that became effective January 1, 2023, the Company's shareholders approved at the Company's annual general meeting of shareholders in September 2023, the introduction of a capital band (*marge de fluctuation*) ranging from 38,948,989.50 (lower limit) to 47,604,320.50 (upper limit) authorizing the Board of Directors, within the range of the capital band, to increase or decrease the share capital once or several times and in any amounts until September 13, 2028 or until an earlier expiration of the capital band. The capital increases or decreases may be effected (x) by issuing up to 17,310,662 fully paid-in registered shares with a nominal value of CHF 0.25 each and canceling up to 17,310,662 registered shares with a nominal value of CHF 0.25 each, as applicable, (y) by increasing or decreasing the nominal value of the existing shares within the limits of the capital band, or (z) by simultaneous decreases and re-increases of the share capital.

Logitech has not carried out any share capital increases based on its authorized share capital prior to January 1, 2023.

The capital band replaced the Company's authorized capital which authorized the Board of Directors to issue up to 17,310,662 new registered shares and no longer exists under the revised corporate law.

Under the capital band, the Board can issue new shares by means of a firm underwriting through financial institutions, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board can determine the type of contributions, the issue price, the time of the issue, the conditions for the exercise of the preferential subscription rights and the date upon which the new shares become entitled to dividends. The Board is entitled to permit, to restrict or to exclude the trade with subscription rights. The Board may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use such rights or shares otherwise in the interest of the Company. The Board can restrict or exclude pre-emptive rights of shareholders to subscribe for the new shares: (a) if the issue price of the new shares is determined by reference to the market price; (b) for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of subscription rights of existing shareholders; (c) the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property rights, or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any such transactions through a placement of shares; (d) for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategy partners, including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or 9e) for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s).
In the event of a decrease of the share capital within the capital band, the Board shall, to the extent necessary, determine the use of the decrease amount.

As of March 31, 2024, the Board of Directors had not increased or decreased the Company's share capital based on the capital band.

Conditional share capital. Under Swiss corporate law, the total nominal par value of the shares authorized by shareholders for future issuance on the conversion or exercise of derivative securities issued by a company is referred to as conditional share capital. Under Swiss law, a company must have sufficient conditional capital or available treasury shares to cover any conversion rights under derivative securities at the time the derivative securities are issued.

Pursuant to Article 25 of the Company's Articles of Incorporation, the share capital of the Company may be increased by CHF 6,250,000 through the issuance of up to 25,000,000 shares with a par value of CHF 0.25 each (representing 14.4% of the Company's share capital as of March 31, 2024). The purpose of this conditional share capital is to cover option or other equity rights granted or that may be granted to employees, officers and directors of Logitech under its employee equity incentive plans. The conditional share capital increase does not have an expiration date. The shareholders do not have pre-emptive rights to subscribe to the newly issued shares issued out of conditional share capital. For more information on Logitech's employee equity incentive plans please refer to Note 4 - Employee Stock-Based Compensation - to our Consolidated Financial Statements included hereafter in this Annual Report under the heading "Logitech International S.A. - Consolidated Financial Statements".

Although the Company has been authorized by its shareholders to use conditional capital to meet its obligations to deliver shares as a result of employee purchases or exercises under its employee equity incentive plans, the Company has for some years used shares held in treasury to fulfill its obligations under the plans.

In addition, pursuant to Article 26 of the Company's Articles of Incorporation, the share capital of the Company may also be increased by CHF 6,250,000 through the issuance of up to 25,000,000 shares with a par value of CHF 0.25 each (representing 14.4% of the Company's share capital as of March 31, 2024). The purpose of this conditional share capital is to cover conversion rights that may be granted in connection with a future issuance of bonds convertible into Logitech shares. The conditional share capital increase does not have an expiration date. The shareholders do not have preemptive rights to subscribe to the newly issued shares issuable on conversion of the bonds.

The Board of Directors may limit or withdraw the shareholders' right to subscribe for the bonds by preference for valid reasons, in particular (a) if the bonds are issued in connection with the financing or refinancing of the acquisition of one or more companies, businesses or parts of businesses, or (b) to facilitate the placement of the bonds on the international markets or to increase the security holder base of the Company. If the shareholders' right to subscribe for the bonds by preference is limited or withdrawn, the bonds must be issued at market conditions, the exercise period of the conversion rights must not exceed 7 years from the date of issuance of the bonds, and the conversion price must be set at a level that is not lower than the market price of the shares preceding the determination of the final conditions for the bonds.

2.3 Changes in Shareholders' Equity

No shares have been issued during fiscal years 2024, 2023 and 2022.

As of March 31, 2024, 2023 and 2022, balances in shareholders' equity of Logitech International S.A., based on the Company's Swiss Statutory Financial Statements, were as follows (in thousands):

	As of March 31,					
	2024		**2023**		**2022**	
Share capital	CHF	43,277	CHF	43,277	CHF	43,277
Legal capital reserves:						
- Reserve for capital contributions		1,265		1,265		1,265
Legal retained earnings reserves						
- General retained earnings reserves		9,580		9,580		9,580
		10,845		10,845		10,845
Available Retained earnings		2,223,893		2,090,571		1,693,501
Treasury shares		(1,242,795)		(914,399)		(584,158)
Total shareholders' equity	CHF	1,035,220	CHF	1,230,294	CHF	1,163,465

The following table shows the capital band (as of fiscal year end 2024), the authorized share capital (as of fiscal year end 2023 and 2022) and the conditional share capital as of the last three fiscal year ends (in thousands):

	As of March 31,					
	2024		**2023**		**2022**	
Capital Band / Authorized share capital	CHF	4,328	CHF	4,328	CHF	4,328
First conditional share capital	CHF	6,250	CHF	6,250	CHF	6,250
Second conditional share capital	CHF	6,250	CHF	6,250	CHF	6,250

For information on Logitech's shareholders' equity as of March 31, 2024 and 2023, refer to the Swiss Statutory Balance Sheets included hereafter in this Annual Report under the heading "Logitech International S.A., Hautemorges - Swiss Statutory Financial Statements".

A summary of the approved share buyback program during fiscal years 2024, 2023 and 2022 is shown in the following table (in thousands, excluding transaction costs).

	Approved		**Accumulative Repurchases as of March 31, 2024**	
Share Buyback Program	**Shares**	**Amounts**	**Shares**	**Amounts**
May 2020	17,311	$1,500,000	16,656	1,153,068
July 2023	17,311	$1,000,000	4,459	364,250

Share Repurchases

In May 2020, the Company's Board of Directors approved the 2020 share repurchase program, which authorized the Company to use up to $250.0 million to purchase up to 17.3 million of Logitech shares.

In April 2021, the Company's Board of Directors approved an increase of $750.0 million to the 2020 share repurchase program, to an aggregate amount of $1.0 billion. The Swiss Takeover Board approved this increase and it became effective on May 21, 2021.

In July 2022, the Company's Board of Directors approved an increase of $500 million to the 2020 share repurchase program, to an aggregate amount of up to $1.5 billion to purchase up to 17.3 million of Logitech shares. The Swiss Takeover Board approved this increase and it became effective on August 19, 2022.

The 2020 share repurchase program expired on July 27, 2023.

In June 2023, the Board of Directors approved a new, three-year share repurchase program. The Swiss Takeover Board approved the 2023 share repurchase program in July 2023 and the program became effective on July 28, 2023. The Company is authorized to repurchase shares for cancellation, as well as to support equity incentive plans or potential acquisitions under the 2023 program. The 2023 repurchase program is expected to remain in effect for a period of three years through July 27, 2026. As of March 31, 2024, $635.8 million was available for repurchase under the 2023 repurchase program.

During fiscal year 2024, under the 2020 share repurchase program and the 2023 share repurchase program, approximately 7.1 million shares were repurchased for approximately $523.8 million. During fiscal year 2023, approximately 7.6 million shares were repurchased for approximately $418.3 million. During fiscal year 2022, approximately 4.6 million shares were repurchased for approximately $412.0 million.

For further information on Logitech's share repurchases please refer to the heading "Additional Financial Disclosures - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" included in this Annual Report.

2.4 Shares and Participation Certificates (Non-Voting Shares)

Registered Shares. Logitech International S.A. has only one category of shares - registered shares with a par value of CHF 0.25 per share. Each of the 173,106,620 issued shares carries the same rights. There are no preferential rights. However, a shareholder must be entered in the share register of the Company to exercise voting rights and the rights deriving therefrom (such as the right to convene a general meeting of shareholders or the right to put an item on the meeting's agenda). Shareholders holding their shares through a bank, broker or other nominee who wish to exercise their voting rights must follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank, broker or other nominee for instructions. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered in the Company's share register. Refer to section 6 below for an outline of participation rights of the Company's shareholders, in particular section 6.1 below as regards the conditions for the exercise of shareholders' voting rights.

Each share entitles its owner to dividends declared, even if the owner is not registered in the share register of the Company. Under Swiss law, a company pays dividends upon approval by its shareholders. This request for shareholder approval typically follows the recommendation of the Board. Until 2013, other than a one-time distribution to shareholders of additional paid-in capital out of its capital contribution reserves in fiscal year 2012, Logitech had not paid dividends since 1996, using retained earnings to invest in the growth of the Company and, in more recent years, to repurchase the Company's shares. In 2013, the Board proposed that, beginning with fiscal year 2013 and subject to approval by the Company's shareholders and statutory auditors each year, Logitech distributes a recurring annual gross dividend.

The approximate amounts of dividend distributed to date are reflected below:

Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Amount per Share in CHF	0.21	0.26	0.51	0.56	0.61	0.67	0.73	0.79	0.87	0.96	1.06

In September 2023, the Board distributed a gross dividend of CHF 1.06 per share. On May 14, 2024, the Board approved, subject to approval by the Company's shareholders and other Swiss statutory requirements, a gross dividend of CHF 1.16 per share - see "Proposal 5 - Appropriation of Retained Earnings and Declaration of Dividend" in our Proxy Statement.

Unless this right is restricted in compliance with Swiss law and the Company's Articles of Incorporation, shareholders have the pre-emptive right to subscribe for newly issued shares. Refer to section 2.2 above for a description of the provisions of the Company's Articles of Incorporation relating to the restriction of the shareholders' pre-emptive rights.

The Company has not issued non-voting shares ("*bons de participation," "Partizipationsscheine*").

2.5 Dividend Right Certificates

The Company has not issued certificates or equity securities that provide financial rights in consideration for services rendered or claims waived (referred to as dividend right certificates, "bons de jouissance," or "Genussscheine").

2.6 Limitations on Transferability and Nominee Registration

The Company, through Devigus Shareholder Services, as primary transfer agent, and Computershare, as U.S. transfer agent, maintains a share register that lists the names of the registered owners of the Company's shares. Registration in the share register occurs upon request and is not subject to any conditions. Nominee companies and trustees can be entered into the share register with voting rights. There are no restrictions on transfers of shares under the Company's Articles of Incorporation or Swiss law. However, only holders of shares that are recorded in the share register are recognized as shareholders, and a transfer of shares reflected in the share register is recognized by the Company only to the extent we are notified of the transfer.

Refer to section 6.1 below for the conditions for exercise of shareholders' voting rights.

2.7 Conversion and Option Rights

Logitech does not have any outstanding bonds or other securities with conversion rights and has not issued warrants on its shares.

Logitech has issued stock options and restricted stock units, including performance-based restricted stock units, to its employees and directors. Please refer to our Invitation and Proxy Statement for the 2024 Annual General Meeting, under the heading "Equity Compensation Plan Information," for details on option rights and restricted stock units issued under our employee equity incentive plans, as well as other information regarding those plans, and to Note 4 - Employee Stock-Based Compensation - to our Consolidated Financial Statements included hereafter in this Annual Report under the heading "Logitech International S.A. Consolidated Financial Statements".

3. The Board of Directors

3.1 and 3.2 Members of the Board of Directors and their Activities Outside of the Logitech Group

For the current members of our Board of Directors, further information regarding the Board of Directors and their material activities outside of the Logitech group, please refer to our Invitation and Proxy Statement for the 2024 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters".

3.3 Permitted Activities

Pursuant to Article 17 bis of the Company's Articles of Incorporation, each member of our Board of Directors may assume up to ten mandates in other enterprises with an economic purpose, of which no more than four may be in listed companies. In addition, each member of our Board of Directors may assume up to ten mandates in charitable or similar organizations. The Chairperson of the Board of Directors must be informed of such mandates.

The term "mandates" as used in the Company's Articles of Incorporation shall mean an activity carried out as a member of the board of directors, the executive management or an advisory board or comparable functions thereto.

The following mandates are not subject to these limitations:

a) mandates in companies controlled by the Company or that control the Company; and
b) mandates that a member of our Board of Directors assumes at the request of the Company or of a company controlled by it.

Mandates for legal entities under common control or at the request of such legal entities are counted as a single mandate for purposes of determining permitted activities.

Each member of our Board of Directors is currently in compliance with the above-mentioned requirements.

3.4 Elections and terms of office

For information regarding the time of first election and term of office of each member of our Board of Directors, please refer to our Invitation and Proxy Statement for the 2024 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters."

Pursuant to Article 14 of the Company's Articles of Incorporation, the members of the Board of Directors shall be elected individually by the general meeting of shareholders for a term of office expiring after completion of the subsequent annual general meeting of shareholders. Each member of our Board of Director shall be indefinitely re-eligible.

The Company's Articles of Incorporation do not differ from the statutory legal provisions with regard to the appointment of the chairperson, the members of the compensation committee and the independent proxy.

3.5 Organization

For information regarding the organization of the Board of Directors and its committees, please refer to our Invitation and Proxy Statement for the 2024 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters."

3.6 Definition of areas of responsibility

Information regarding the powers and duties of the Board of Directors, the Company's Chairperson, the Company's Chief Executive Officer and the Company's Lead Independent Director are set forth in our Invitation and

Proxy Statement for the 2024 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters," including under the subheadings "Board Responsibilities and Structure" and "Board Committees." These powers and duties are further detailed in the Company's Organizational Regulations, which can be accessed on the Company's website at http://ir.logitech.com/corporate-governance/governance-documents/default.aspx, in Sections 2 ("The Board"), 3 ("The Chairperson of the Board"), 4 ("The Chief Executive Officer") and 5 ("The Group Management Team").

3.7 Information and control instruments

The means by which the Board of Directors supervises the Company's executive officers are described in our Invitation and Proxy Statement for the 2024 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters."

Additional information and control instruments include: (i) the Company's external auditors, KPMG AG, and independent registered public accounting firm, KPMG LLP, who conduct their audits in compliance with Swiss law and Swiss Auditing Standards and the regulations of the U.S. Securities and Exchange Commission (the "SEC") and the Public Company Accounting Oversight Board (the "PCAOB"), respectively, as well as Auditing Standards Generally Accepted in the United States of America ("U.S. GAAP"); and (ii) the Company's Internal Audit function. Logitech Internal Audit covers all of the Company's business and operations worldwide and completes assignments based on annual internal audit plans approved by the Audit Committee of the Board. Logitech Internal Audit assesses the reliability of financial and operational information and the effectiveness of controls and processes for compliance with internal, legal, regulatory and statutory requirements. Findings are communicated to management and to the Audit Committee in regular quarterly reports as well as in interim communications with the Audit Committee or the Audit Committee Chairperson. The Audit Committee Chairperson provides updates to the Board at least quarterly. The Audit Committee reviews and monitors management's responsiveness to Internal Audit's findings and recommendations and, as appropriate, follow-up audits are planned to ensure proper remediation. The Audit Committee oversees the Logitech Internal Audit function. Logitech's Compliance function - including Legal, Internal Audit and, where appropriate, People & Culture - also conducts investigations in connection with Internal Audit's findings or other internal or external reports. The Head of Logitech Internal Audit reports administratively to the Chief Financial Officer and has a functional reporting line and direct access to the Audit Committee Chairperson. In addition to overseeing Logitech Internal Audit function, including reviewing the scope of work, the recommendations made and the progress of implementation, the Audit Committee has responsibility for determining the compensation of the Head of Logitech Internal Audit.

The Board's role in risk oversight is described in our Invitation and Proxy Statement for the 2024 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters" and the sub-heading "The Board's Role in Risk Oversight." In addition, both executive management and other senior leaders and managers provide risk assessments on various aspects of the Company's business and regions in regular reports to the Board.

The Audit Committee reviews with management and the independent auditors the Company's major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company's guidelines and policies with respect to risk assessment and risk management.

The Technology and Innovation Committee of the Board reviews the Company's cybersecurity, information security and other technology risks, controls and procedures, including review of the Company's current threat landscape, strategy to mitigate cybersecurity, information security and other technology risks, and critical incident response plans.

Logitech Internal Audit also has responsibility for enterprise risk management. Logitech Internal Audit conducts an annual survey from across the Company, including all business functions, product categories and regions of the Company's key risks. The findings and details of this assessment, together with a heat map and recommendations, are presented at least once a year to the Audit Committee by the Head of Internal Audit. The enterprise risk management assessment factors into the development by Logitech Internal Audit and the Audit Committee of the annual Internal Audit plan and internal controls, which are then implemented or overseen by Logitech Internal Audit. Progress on the Internal Audit Plan and on internal controls is provided to the Audit Committee in regular quarterly reports as well as in interim communications with the Audit Committee or the Audit Committee Chairperson.

The risks identified by Logitech are set forth in the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission and posted to the Company's Investor Relations website (*https://ir.logitech.com*), under the headings "Item 1A, Risk Factors" and "Item 7A, Quantitative and Qualitative Disclosures about Market Risk." Logitech's financial condition and results of operations, including the manner in which the main risks identified by Logitech may affect those, are discussed under the heading "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Report on Form 10-K referred to above.

4. Group Management Team

4.1 Members of the Group Management Team

The members of our Group Management Team as of March 31, 2024 are set forth below:

Johanna 'Hanneke' Faber
55 Years Old
Chief Executive Officer
Dutch national

Johanna 'Hanneke' Faber joined Logitech as Chief Executive Officer in December 2023. Prior to joining Logitech, Ms. Faber served as President of the Global Nutrition Division at Unilever PLC, a multinational consumer goods company from July 2022 to November 2023, where she oversaw the Nutrition Business Group and was previously President of the Foods & Refreshment Division of Unilever from May 2019 to June 2022. She joined Unilever as a member of its Executive Committee in January 2018, serving as President Unilever Europe. Prior to Unilever, Ms. Faber was a member of the Executive Committee from 2013 to 2017, serving first as Chief Commercial Officer and then as Chief E-Commerce and Innovation Officer of Ahold Delhaize N.V., a global food retailer. Ms. Faber has been a member of the board of directors and audit committee of Tapestry Inc., a luxury fashion and lifestyle brands holding company since 2021. Prior to her appointment as a board member at Tapestry, Ms. Faber served as supervisory board member of Bayer AG, a pharmaceutical and biotechnology company, from 2016 to 2021. Ms. Faber holds a Bachelor of Arts in Journalism and a Master of Business Administration from the University of Houston (Texas, USA).

Charles Boynton
56 Years Old
Chief Financial Officer
U.S. national

Charles Boynton joined Logitech as Chief Financial Officer in February 2023. Prior to joining Logitech, Mr. Boynton served as the Executive Vice President, Chief Financial Officer of Plantronics, Inc. (dba Poly), a technology company specializing in video and video solutions as well as team collaboration, from March 2019 to October 2022. Prior to joining Poly, Mr. Boynton served as Executive Vice President and Chief Financial Officer of SunPower Corporation, a global energy company and provider of solar power solutions, from March 2012 to May 2018, and continued as an Executive Vice President until July 2018. Mr. Boynton also served as the Chairman and Chief Executive Officer of 8point3 General Partner LLC, the general partner of 8point3 Energy Partners LP, an affiliate of SunPower, from March 2015 to June 2018. From 2010 to 2018, Mr. Boynton held various leadership positions at SunPower, including Principal Accounting Officer, Acting Chief Financial Officer and Vice President, Finance and Corporate Development. Earlier in his career, Mr. Boynton held key financial positions at Intelliden, Commerce One, Inc., Kraft Foods, Inc., and Grant Thornton, LLP. Mr. Boynton served as a non-executive director of Nextracker Inc., a provider of intelligent, integrated solar tracker and software solutions, from February 2023 to March 2024. Mr. Boynton earned his master's degree in business administration at the Kellogg School of Management at Northwestern University and holds a Bachelor of Science degree in Accounting from the Kelley School of Business at Indiana University Bloomington. As disclosed in our Current Report on Form 8-K dated March 17, 2024, Mr. Boynton resigned from his position as Chief Financial Officer of the Company effective May 17, 2024, to pursue another opportunity.

Prakash Arunkundrum 49 Years Old Chief Operating Officer U.S. national	*Prakash Arunkundrum* is Logitech's Chief Operating Officer, a position he has held since February 2023. He was also appointed B2B General Manager in June 2023. He was previously Logitech's Head of Global Operations & Sustainability, a role he held from May 2018. He joined Logitech in 2015 and held operations positions as Vice President New Product Introductions & Strategic Initiatives from August 2015 to July 2016 and Vice President Global Sourcing and New Product Introductions from July 2016 to May 2018. Prior to joining Logitech, Mr. Arunkundrum was a Principal at A.T. Kearney, a global management consulting firm, from July 2014 to August 2015. He also served as Director, Management Consulting at PricewaterhouseCoopers, a multinational professional services network of firms, from September 2011 to July 2014 and Principal at PRTM Management Consultants LLC, a management consulting firm acquired by PricewaterhouseCoopers, from March 2010 to September 2011. Prior to his management consulting roles, Mr. Arunkundrum held several management positions at i2 Technologies, a supply chain management company acquired by JDA Software, from March 2007 to February 2010. Early in his career, he held product management positions at supply chain startups and i2 Technologies. Mr. Arunkundrum holds a BTech degree in Chemical Engineering from Central ElectroChemical Research Institute ("CECRI") in Karaikudi, India and a Master of Science in Materials Engineering from University of Maryland at College Park.
Samantha Harnett 48 Years Old Chief Legal Officer U.S. national	*Samantha Harnett* joined Logitech as General Counsel in June 2020 and became Chief Legal Officer in April 2023. Prior to joining Logitech, Ms. Harnett served in various legal and management roles at Eventbrite, Inc., a global self-service ticketing and experience technology platform, most recently as Chief Legal and Operations Officer from October 2019 to June 2020. While at Eventbrite, she also served as Senior Vice President, General Counsel from May 2018 to October 2019 and Vice President, General Counsel from November 2015 to May 2018. From March 2005 to November 2015, Ms. Harnett served in various positions at ZipRealty, Inc., a real estate technology and online brokerage company, including most recently as General Counsel and Senior Vice President of Business Development from October 2009 to November 2015. She also served as an associate at Wilson Sonsini Goodrich and Rosati, P.C. Ms. Harnett holds a BA degree from California State University, Chico and a JD from Santa Clara University School of Law.

4.2 Involvements outside Logitech of the Members of the Group Management Team

Ms. Johanna 'Hanneke' Faber, Logitech's Chief Executive Officer, currently serves on the board of directors of Tapestry, Inc. No other member of Logitech's Group Management Team as of March 31, 2024 has material supervisory, management, or advisory functions outside Logitech or holds any official functions or political posts.

4.3 Permitted Activities

Pursuant to Article 18 ter of the Company's Articles of Incorporation, each member of our Group Management Team may assume up to five mandates in other enterprises with an economic purpose, of which no more than two may be in listed companies. In addition, each member of our Group Management Team may assume up to five mandates in charitable or similar organizations. Any such mandate requires the approval of the Board of Directors.

The term "mandates" as used in the Company's Articles of Incorporation shall mean an activity carried out as a member of the board of directors, the executive management or an advisory board or comparable functions thereto.

The following mandates are not subject to these limitations:

a) mandates in companies controlled by the Company or that control the Company; and
b) mandates that a member of our Group Management Team assumes at the request of the Company or of a company controlled by it.

Mandates for legal entities under common control are counted as a single mandate for purposes of determining permitted activities.

Each member of our Group Management Team is currently in compliance with the above-mentioned requirements.

4.4 Management Contracts

Logitech has not entered into any contractual relationships regarding the management of the Company or its subsidiaries.

5. Compensation, Shareholdings and Loans

5.1 Compensation Principles

Please refer to Logitech's "Compensation Report for Fiscal Year 2024" included in our Invitation and Proxy Statement for the 2024Annual General Meeting for information on Logitech's compensation of its Board members and executive officers, and regarding how and why we make compensation decisions.

In addition, for information required to be disclosed under Swiss law regarding compensation during fiscal year 2024 of the individual members of the Board and of the members of the Group Management Team, in aggregate, and regarding the security ownership of members of the Board of Directors and of members of the Group Management Team as of March 31, 2024, among other disclosures, please refer to the "Compensation Tables Audited Under Swiss Law" included in our Invitation and Proxy Statement (the "Swiss Remuneration Report") for the 2024 Annual General Meeting.

5.2 Rules in the Company's Articles of Incorporation

Pursuant to Article 19 bis of the Company's Articles of Incorporation, compensation of non-executive members of our Board of Directors consists of cash payments and shares or share equivalents corresponding to a fixed amount and reflecting the functions and responsibilities assumed.

Pursuant to Article 19 bis and Article 19 ter of the Company's Articles of Incorporation, compensation of members of our Board of Directors who have delegated management responsibilities and of our Group Management Team consists principally of (i) base salary, (ii) performance-based cash compensation in the form of incentive cash payments, and (iii) equity incentive awards. Base salary rewards executives for their individual contribution to the Company and their expected day-to-day services. Performance-based cash compensation takes appropriate account of the achievement of the Company's, individual employees' or other performance goals. The target level of the performance-based cash compensation elements is determined as a percentage of the base salary. Performance-based cash compensation may amount up to a predetermined multiplier of the target level. Its amount may also reflect an overall assessment of the executive's performance or the Company's objectives. Equity incentive awards provide a direct incentive for future performances and align the interest of the executives with those of the Company's shareholders. Equity incentive awards are governed by performance metrics that take into account strategic or other objectives of the Company or by reference to the duration of the executive's service to the Company or companies controlled by it. The performance metrics and target levels applicable to performance-based cash compensation and equity incentive awards, as well as their achievement, are determined by our Compensation Committee.

Compensation to executives may also be paid or granted in the form of financial instruments or similar units and executives may participate in share purchase plans established by the Company or companies controlled by it, under the terms of which eligible employees may allocate a portion of their compensation to the purchase of shares of the Company at a discount to market price.

Our Compensation Committee decides upon each grant as well as the applicable vesting, blocking, exercise and forfeiture conditions; it may provide for continuation, acceleration or removal of vesting and exercise conditions, for payment or grant of compensation assuming target achievement or for forfeiture in the event of predetermined events such as termination of employment or office or change in control. Compensation may be paid by the Company or companies controlled by it.

Pursuant to Article 19 quater of the Company's Articles of Incorporation, upon proposal of the Board of Directors, the general meeting of shareholders approves the maximum aggregate amount of the compensation of (i) the Board of Directors, for the period up to the next annual general meeting of shareholders, and (ii) the Group Management Team, for the next business year. The Board of Directors may submit to the general meeting of shareholders for approval proposals in respect of maximum aggregate amounts and/or individual compensation components for other time periods and/or propose the payment of additional amounts for special or extraordinary services of some or all of the members of the Board of Directors or of the Group Management Team. If the general meeting of shareholders rejects a proposal submitted by the Board of Directors, the Board of Directors may submit an alternative proposal to the same or a subsequent general meeting of shareholders. The Company or companies controlled by it may grant or pay compensation subject to subsequent ratification at a general meeting of shareholders and claw-back by the Company in case of rejection by the general meeting of shareholders.

Pursuant to Article 19 quinquies of the Company's Articles of Incorporation, if the maximum aggregate amount of compensation already approved by the general meeting of shareholders is not sufficient to also cover the compensation of one or more persons who become members of the Group Management Team during a compensation period for which the general meeting of shareholders has already approved the compensation of the Group Management Team (new hire), the Company or companies controlled by it are authorized to pay an additional amount with respect to the compensation period(s) already approved. Such additional amount shall for each relevant compensation period not exceed: for the head of the Management Team (CEO), 140% of the (maximum) amount allocated to the CEO in the aggregate amount of maximum compensation of the Group Management Team last approved by the shareholders at a general meeting of shareholders; and for any new hire of a member of the Group Management Team other than the CEO, 140% of the highest (maximum) amount allocated to a member of the Group Management Team other than the CEO in the aggregate amount of maximum compensation of the Management Team last approved by shareholders at a general meeting of shareholders.

Pursuant to Article 19 sexies of the Company's Articles of Incorporation, members of the Board of Directors and of the Group Management Team may not receive credits or loans from the Company or from a company controlled by it. Compensation paid to members of the Board of Directors or of the Group Management Team for activities in companies that are controlled by the Company is permitted, and this compensation will be included in the total compensation payable to the Board of Directors or to the Group Management Team, as applicable, which is subject to the approval of the general meeting of shareholders. Pension contributions and benefits will be made or provided in accordance with the regulations applicable to the pension schemes in which the Company or the companies controlled by it participate in Switzerland or abroad.

6. Shareholders' Participation Rights

6.1 Exercise and Limitations to Shareholders' Voting Rights

Each registered share confers the right to one vote at a general meeting of shareholders. There are no limitations to the number of voting rights that a shareholder or group of shareholders is entitled to exercise, and there are no preferential voting rights. To exercise voting rights at a general meeting of shareholders, a shareholder must have registered their shares by the date set by the Board of Directors for the closing of the share register before each general meeting of shareholders. Refer to section 2.6 above for more information on the registration process.

Shareholders that have not requested registration in our share register directly and hold shares through a broker, trustee or nominee that is a registered shareholder (which is the typical practice of our shareholders in the U.S. and Canada), are considered beneficial owners of the shares registered in the name of a custodian. These beneficial shareholders may exercise their voting rights through the intermediation of the nominee registered in the share register.

Any shareholder may be represented at a meeting by a person of its choice who need not be a shareholder of the Company. The power of attorney must be made in writing. The use of a form prepared by the Company may be required.

There are currently no limitations under Swiss law or in the Company's Articles of Incorporation restricting the rights of shareholders outside Switzerland to hold or vote Logitech shares.

Swiss law requires that shareholders be allowed to give instructions to the independent proxy by electronic means.

6.2 Majority Requirements for Shareholders' Resolutions

In general, the resolutions of the general meeting of shareholders are passed with a simple majority of the votes cast. However, a number of resolutions may only be passed with a majority of two-thirds of the votes and the absolute majority of the aggregate par value of the shares, each as represented at the general meeting, including the following:

- change in the Company's corporate purpose;
- creation of shares with privileged voting rights;
- restriction of the transferability of the shares;
- creation of a capital band or conditional share capital;
- capital increases out of equity, against contributions in kind, or by set-off with a claim;
- grant of special benefits;
- any change in the currency of the share capital;

- withdrawal or limitation of the shareholders' preferential subscription right;
- a delisting of the Company's shares from a stock exchange;
- change of the registered office of the Company; and
- liquidation of the Company.

6.3 Convocation of the General Meeting of Shareholders

The Board of Directors generally convenes a general meeting of shareholders. The convocation notice has to be sent in accordance with the Articles of Incorporation at least 20 days prior to the meeting.

Under our Articles of Incorporation one or more shareholders who represent together at least 5% of the share capital of the Company may demand that the Board of Directors convene a meeting. Such demands must be made in writing and received by the Board of Directors at least 60 days before the date of the proposed meeting.

The Company has received an exemption from compliance with a Nasdaq listing standard that requires that the quorum for shareholder meetings be at least 33⅓% of the outstanding voting shares. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings. Accordingly, Logitech, like most other Swiss public companies, does not observe quorum requirements with respect to its shareholder meetings. In compliance with Swiss law, Logitech sends an invitation to all of its registered shareholders and publishes the notice of the meeting in the Swiss financial press. It also sends a proxy statement, or a notice of availability of the proxy statement, in either case prepared in accordance with U.S. securities laws, to all registered shareholders and all beneficial shareholders where requested by the registered shareholder or required by law. Logitech has combined the invitation required under Swiss law and the proxy statement required under U.S. law into one document, titled Invitation and Proxy Statement, for its 2024 Annual General Meeting, and combined it with its Annual Report required under Swiss law and U.S. law to create one convenient document for shareholders. Also, to encourage attendance, Logitech holds its annual general meeting close to its operations in Switzerland.

6.4 Shareholders' Right to Place Items on the Agenda of a Meeting

Under the Company's Articles of Incorporation, one or more registered shareholders who together represent shares representing at least 0.5% of the share capital or the voting rights may demand that an item be placed on the agenda of a general meeting of shareholders.

A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our Board of Directors at least 60 days prior to the date of the meeting. Demands by registered shareholders to place an item on the agenda of a meeting of shareholders should be sent to:

Secretary to the Board of Directors, Logitech International S.A., EPFL - Quartier de l'Innovation, Daniel Borel Innovation Center 1015 Lausanne, Switzerland, or c/o Logitech Inc., 3930 North First Street, San Jose, CA 95134, USA.

6.5 Registration in the Company's Share Register

Registration into the Company's share register, or the sub-register maintained by the Company's U.S. transfer agent, Computershare, occurs upon request and is not subject to any condition. The Company's share register closes before a general meeting of shareholders on a date designated by the Board of Directors. Only those shareholders who are registered in the share register on the day the share register is closed have the right to vote at the meeting.

7. Mandatory Offer and Change in Control Provisions

7.1 Mandatory Offer

Under Swiss law any shareholder who acquires directly, indirectly or by acting in concert with third parties more than 33⅓% of the voting rights of a Swiss company whose shares are listed in whole or in part in Switzerland is required to make an offer to acquire all listed equity securities of the company at a minimum price. Logitech International S.A.'s Articles of Incorporation do not remove this requirement and do not increase the participation threshold above which an offer must be made. Consequently, any person having acquired more than a third of the Company's voting rights will be required to make an offer for all outstanding shares of the Company.

7.2 Change in Control Provisions

Please refer to our "Compensation Report for Fiscal Year 2024" included in of our Invitation and Proxy Statement for the 2024 Annual General Meeting for information on the consequences of change in control on equity awards made to members of the Board of Directors and the Group Management Team.

8. Auditors

Under the Company's Articles of Incorporation, the shareholders elect the Company's independent auditors each year at the annual general meeting. Re-election is permitted.

The Company's auditors are currently KPMG AG, Badenerstrasse 172, CH-8036, Zürich, Switzerland. KPMG assumed its first audit mandate for Logitech in 2014. The responsible principal audit partner as of March 31, 2024 is Regula Tobler, who replaced Rolf Hauenstein following the Company's 2021 Annual General Meeting due to partner rotation requirements. The responsible principal audit partner changes at least once every seven years, as required under Swiss law. For purposes of U.S. securities law reporting, KPMG LLP, San Francisco, California, serves as the Company's independent registered public accounting firm.

Please refer to the headings "Corporate Governance and Board of Directors Matters," "Independent Auditors" and "Report of the Audit Committee" included in Logitech's Invitation, Proxy Statement and Annual Report for the 2024 Annual General Meeting for further information regarding the audit and non-audit fees paid by Logitech to KPMG during fiscal year 2024, pre-approval policies for non-audit work by KPMG, and the supervisory and control instruments of the Board of Directors, including the Audit Committee of the Board, over the work and activities of KPMG.

9. Information Policy

The Company reports its financial results quarterly with an earnings press release. Quarterly financial results are currently scheduled to be released as follows:

Q1 FY'25 Earnings Release and Conference Call	July 22-23, 2024
Q2 FY'25 Earnings Release and Conference Call	October 21-22, 2024
Q3 FY'25 Earnings Release and Conference Call	January 21-22, 2025
Q4 FY'25 Earnings Release and Conference Call	May 5-May 6, 2025

The Company's 2024 Annual General Meeting is expected to be held on September 4, 2024 at the SwissTech Convention Center, EPFL, Lausanne, Switzerland.

All registered shareholders and all shareholders in the United States that hold their shares through a U.S. bank or brokerage or other nominee receive a copy of the Logitech Invitation, Proxy Statement and Annual Report, or a notice that such documents are available. The Annual Report section of the document contains an overview of Logitech's business in the fiscal year, audited financial statements for the group and the Company, the Report on Corporate Governance and other key financial and business information. The Invitation and Proxy Statement section of the document includes a description of the matters to be acted upon at the annual general meeting of shareholders, a "Compensation Report for Fiscal Year 2024" on executive officer and Board member compensation, the Swiss Remuneration Report required under Swiss law, and other disclosures required under applicable Swiss and U.S. laws.

Logitech holds public conference calls after its quarterly earnings releases to discuss the results and present an opportunity for institutional analysts to ask questions to the Chief Executive Officer and Chief Financial Officer. Logitech also holds periodic analyst days where senior management present reviews of Logitech's business. These events are webcast and remain available on Logitech's Investor Relations website for a period of time after the events. Logitech senior management also regularly participates in institutional investor seminars and roadshows, many of which are also webcast.

Our Investor Relations website is located at *http://ir.logitech.com*. We post and maintain an archive of our earnings and other press releases, including ad hoc, current reports, annual and quarterly reports, earnings release schedule, information regarding annual general meetings, further information on corporate governance, and other information regarding the Company on the Investor Relations website. The information we post includes, and in the future will include, filings we make with the U.S. Securities and Exchange Commission, or SEC, including reports on Forms 10-K, 10-Q and 8-K, our proxy statement related to our annual shareholders' meeting, including our "Compensation Report for Fiscal Year 2024" on executive officer and Board member compensation, the Swiss Remuneration Report required under Swiss law and any amendments to those reports or statements filed or furnished pursuant to U.S. securities laws or Swiss laws. All such filings and information are available free of charge on the website, and we make them available on the website as soon as reasonably possible after we file or furnish them with the SEC. The contents of these websites are not intended to be incorporated by reference into this report or in any other report or document we file and our references to these websites are intended to be inactive textual references only.

In addition, Logitech publishes press releases upon occurrence of significant events within Logitech. Shareholders and members of the public may elect to receive e-mails when Logitech issues press releases upon occurrence of significant events within Logitech or other press releases by subscribing through *https://ir.logitech.com/home/default.aspx*.

As a Swiss company traded on the SIX Swiss Exchange, and as a company subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended, we file reports on transactions in Logitech securities by members of Logitech's Board of Directors and executive officers. The reports that we file with the SEC on Forms 3, 4 and 5 may be accessed on our website or on the SEC's website at *http://www.sec.gov*, and the reports that we file that are published by the SIX Swiss Exchange may be accessed at

https://www.ser-ag.com/en/resources/notifications-market-participants/management-transactions.html#.

For no charge, a copy of our annual reports and filings made with the SEC are available on our website and can be requested by contacting our Investor Relations department: Logitech Investor Relations, 3930 North First Street, San Jose, CA 95134, USA, Main +1-510-916-9842, e-mail: *IR@logitech.com*.

10. Global Quarterly Blackout Period

No director, officer or employee of Logitech, or any consultant or contractor with access to Logitech confidential information, may directly or through others trade in Logitech's securities during the period starting on the 15th day of the last month of each fiscal quarter until two days after our earnings are released to the public.

11. Consolidated Subsidiaries

For the listing of consolidated subsidiaries as of March 31, 2024, please refer to the table in Note 4 of our Swiss Statutory Financial Statements included hereafter in this Annual Report under the heading "Logitech International S.A., Hautemorges - Swiss Statutory Financial Statements."

12. Subsequent Events

Effective May 17, 2024, Charles Boynton resigned from his position as the Chief Financial Officer of the Company and as a member of Logitech's Group Management Team.

SWISS EQUALITY PAY ANALYSIS

Beginning 1 July 2020, employers in Switzerland with 100 or more employees are obliged to carry out an internal equality pay analysis within one year. Logitech, in combination with an independent audit firm, completed the internal equity pay analysis of our Logitech Europe S.A. legal entity in accordance with the Swiss Federal Act of 24 March 1995 on Gender Equality. The result of this analysis was audited by an independent audit firm and confirmed that equal pay requirements between women and men was met.

LOGITECH INTERNATIONAL S.A. CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Statutory Auditor's Report

To the General Meeting of Logitech International S.A., Hautemorges

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Logitech International S.A and its subsidiaries (the Group), which comprise the consolidated balance sheets as of March 31, 2024, and 2023, and the related consolidated statements of operational, comprehensive income, cash flows and stockholders' equity for the years then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles and comply with Swiss law.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS) and in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Group, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit, which include relevant ethical requirements in the United States of America, with the provisions of Swiss law and the requirements of the Swiss audit profession.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.





Key Audit Matters

EVALUATION OF THE SIGNIFICANT ASSUMPTIONS UNDERLYING THE BREAKAGE RATES FOR CERTAIN CUSTOMER PROGRAMS



ASSESSMENT OF THE ACCRUALS FOR CERTAIN CUSTOMER PROGRAMS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.



EVALUATION OF THE SIGNIFICANT ASSUMPTIONS UNDERLYING THE BREAKAGE RATES FOR CERTAIN CUSTOMER PROGRAMS

Key Audit Matter

The Group recorded accounts receivable allowances of receivable allowances totaling $ 193.0 million and accrued Customer Program liabilities totaling $170.4 as of March 31, 2024, for various cooperative marketing arrangements and customer incentive and pricing pro- grams (collectively, Customer Programs). The Group estimates the percentage of Customer Programs that will not be claimed or will not be earned by customers, which is commonly referred to as "breakage". Breakage reduces the Group's allowances and accruals for certain Customer Programs, and it is applied at the time of sale. The Group uses judgment in assessing the period in which claims are expected to be submitted and the relevance of historical claim experience.

The significant assumptions in the breakage rates estimate included 1) the determination of the period in which the claims are expected to be submitted by the customers; 2) the assessment of the relevance of historical customer claim experience; and 3) the assessment of the relevance of the historical trend of claims submitted after the expected period. The evaluation of the significant assumptions required a high degree of auditor judgment due to the inherent uncertain- ties related to such assumptions as well as recent changes in certain customers' claim processing behavior in the current economic environment and therefore required increased audit consideration.

Our response

We have analyzed management's processes and controls established to estimate the breakage applied to allowances for Customer Programs. We have evaluated the design and tested the operating effectiveness of internal controls related to the process to determine the breakage rate estimate. This included controls related to the Group's evaluation of significant assumptions in the breakage rates estimate.

Furthermore, in relation to the assumptions underlying the breakage rates related to certain Customer Programs we have, amongst others, performed the following procedures:

- We evaluated the underlying information related to the expected period that a customer claim will be submitted and assessed the relevance of historical claim experience by analyzing the trend in the customers' historical claims and accruals information for certain Customer Programs.

- We assessed the relevance of the historical trend of claims submitted after the expected period by analyzing the trend of historical claims received after the expected period compared to the total earned amount of each respective period

- We evaluated the Group's ability to estimate the breakage rates by comparing the estimated breakage from fiscal year 2023 to actual subsequent breakage in fiscal year 2024.

For further information on KEY AUDIT MATTER 1 refer to the following:

– Note 2 - Summary of Significant Accounting Policies

– Note 8 - Balance Sheet Components



 **ASSESSMENT OF THE ACCRUALS FOR CERTAIN CUSTOMER PROGRAMS**

Key Audit Matter

The Group recorded accrued Customer Program liabilities of $170.4 million as of March 31, 2024. The Group records these accruals as a reduction of revenue at the time of sale. For certain accruals the Group estimated the amount based on historical data or future commitments that are planned and controlled by the Group. The Group uses judgment in analyzing historical trends, inventories owned by and located at the customers, products sold by the direct customers to end customers or resellers, known product quality issues, negotiated terms, and other relevant customer and product information, such as stage of product life cycle, which are expected to experience unusually high discounting.

A significant assumption used to estimate for Customer Programs accruals is that historical experience is predictive of Customer Programs' earned amounts. Due to the inherent uncertainties related to the relevance of the predictive historical experience to the determination of the estimate, the testing required a high degree of auditor judgment and required increased audit consideration.

Our response

We have analyzed management's processes and controls to estimate these accruals for customer programs. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Group assessment of whether historical experience is predictive of Customer Programs' earned amounts and the Group's validation of the underlying channel inventory data used to estimate the accruals for Customer Programs.

Furthermore, we have, amongst others, performed the following procedures:

- We assessed the historical experience used in estimating the accruals for certain Customer Programs using a combination of the Group's internal historical information of sales, Customer Programs' earned amounts, third-party contracts, and relevant and reliable third-party channel inventory and sell-through data.

- We inspected selected customer contracts to assess the terms and conditions related to certain Customer Programs.

- We analyzed channel inventory data trends by product and by region comparing fiscal year 2023 quarterly channel inventory weeks on-hand ratios to prior fiscal years.

- We evaluated the Group's ability to estimate the accruals for certain Customer Programs by comparing recorded accruals from fiscal year 2023 to actual subsequent Customer Programs' earned amounts in fiscal year 2024.

For further information on KEY AUDIT MATTER 2 refer to the following:

– Note 2 - Summary of Significant Accounting Policies
– Note 8 - Balance Sheet Components



Board of Directors' Responsibilities for the consolidated Financial Statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles and the provisions of Swiss law, and for the design, implementation, and maintenance of internal control as the Board of Directors determines is necessary to enable the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS, Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error, and the risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment or economic decisions made by a reasonable user based on these consolidated financial statements.

In performing an audit in accordance with US GAAS, Swiss law, and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

– Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

– Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. Accordingly, no such opinion is expressed.

– Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

– Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for a reasonable period of time.

– Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the entity to cease to continue as a going concern.

– Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

– Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit of the Group. We remain solely responsible for our audit opinion.

We are required to communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters, including any significant deficiencies, that we identified during the audit.



We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are there- fore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to out- weigh the public interest benefits of such communication.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements of the company, the compensation report and our auditor's reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Report on Other Legal and Regulatory Requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG AG

Regula Tobler
Licensed Audit Expert
Auditor in Charge

Zurich, May 16, 2024

Stefan Widmer
Licensed Audit Expert

Enclosure:
 - Consolidated Statements

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended March 31,		
	2024	**2023**	**2022**
Net sales	$ 4,298,467	$ 4,538,818	$ 5,481,101
Cost of goods sold	2,509,418	2,806,438	3,204,072
Amortization of intangible assets	11,028	12,865	14,023
Gross profit	1,778,021	1,719,515	2,263,006
Operating expenses:			
Marketing and selling	730,310	809,182	1,025,899
Research and development	287,243	280,796	291,844
General and administrative	155,056	124,652	148,648
Amortization of intangible assets and acquisition-related costs	10,934	11,843	16,947
Impairment of intangible assets	3,526	—	7,000
Change in fair value of contingent consideration for business acquisition	(250)	—	(3,509)
Restructuring charges, net	3,866	34,573	2,165
Total operating expenses	1,190,685	1,261,046	1,488,994
Operating income	587,336	458,469	774,012
Interest income	50,636	18,331	1,246
Other income (expense), net	(16,376)	(13,278)	560
Income before income taxes	621,596	463,522	775,818
Provision for income taxes	9,453	98,947	131,305
Net income	$ 612,143	$ 364,575	$ 644,513
Net income per share:			
Basic	$ 3.90	$ 2.25	$ 3.85
Diluted	$ 3.87	$ 2.23	$ 3.78
Weighted average shares used to compute net income per share:			
Basic	156,776	162,302	167,447
Diluted	158,171	163,704	170,414

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

		Years Ended March 31,	
	2024	**2023**	**2022**
Net income	$ 612,143	$ 364,575	$ 644,513
Other comprehensive income (loss):			
Currency translation gain (loss):			
Currency translation gain (loss), net of taxes	(3,078)	1,373	(14,051)
Reclassification of cumulative translation adjustments included in other income (expense), net	—	219	1,051
Defined benefit plans:			
Net gain (loss) and prior service costs, net of taxes	(13,163)	16,089	22,328
Reclassification of amortization included in other income (expense), net	243	(8,069)	(2,623)
Hedging gain (loss):			
Deferred hedging gain, net of taxes	1,109	2,625	6,308
Reclassification of hedging loss (gain) included in cost of goods sold	3,964	(8,391)	(8,221)
Total other comprehensive income (loss)	(10,925)	3,846	4,792
Total comprehensive income	$ 601,218	$ 368,421	$ 649,305

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	March 31,	
	2024	**2023**
Assets		
Current assets:		
Cash and cash equivalents	$ 1,520,842	$ 1,149,023
Accounts receivable, net	541,715	630,382
Inventories	422,513	682,893
Other current assets	146,270	142,876
Total current assets	2,631,340	2,605,174
Non-current assets:		
Property, plant and equipment, net	116,589	121,503
Goodwill	461,978	454,610
Other intangible assets, net	44,603	63,173
Other assets	350,194	316,293
Total assets	$ 3,604,704	$ 3,560,753
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 448,627	$ 406,968
Accrued and other current liabilities	637,262	643,139
Total current liabilities	1,085,889	1,050,107
Non-current liabilities:		
Income taxes payable	112,572	106,391
Other non-current liabilities	172,590	146,695
Total liabilities	1,371,051	1,303,193
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Registered shares, CHF 0.25 par value:	30,148	30,148
Issued shares —173,106 at March 31, 2024 and 2023		
Additional shares that may be issued out of conditional capital — 50,000 at March 31, 2024 and 2023		
Additional shares that may be issued out of authorized capital — 17,311 at March 31, 2024 and 2023		
Additional paid-in capital	63,524	127,380
Shares in treasury, at cost — 19,243 and 13,763 shares at March 31, 2024 and 2023, respectively	(1,351,336)	(977,266)
Retained earnings	3,602,519	3,177,575
Accumulated other comprehensive loss	(111,202)	(100,277)
Total shareholders' equity	2,233,653	2,257,560
Total liabilities and shareholders' equity	$ 3,604,704	$ 3,560,753

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

		Years Ended March 31,	
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income	$ 612,143	$ 364,575	$ 644,513
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	63,065	76,309	88,361
Amortization of intangible assets	21,681	24,407	30,179
Impairment of intangible assets	3,526	—	7,000
Loss on investments	14,674	14,073	1,683
Share-based compensation expense	82,889	70,782	93,479
Deferred income taxes	(42,424)	30,714	27,334
Change in fair value of contingent consideration for business acquisition	(250)	—	(3,509)
Pension curtailment gains	—	(4,225)	—
Other	379	1,005	1,140
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable, net	91,519	51,185	(71,510)
Inventories	259,796	247,309	(276,640)
Other assets	10,760	5,634	(18,169)
Accounts payable	39,336	(219,051)	(181,303)
Accrued and other liabilities	(11,978)	(128,707)	(44,240)
Net cash provided by operating activities	1,145,116	534,010	298,318
Cash flows from investing activities:			
Purchases of property, plant and equipment	(55,897)	(92,353)	(89,152)
Investment in privately held companies	(617)	(4,357)	(1,463)
Acquisitions, net of cash acquired	(14,424)	(8,527)	(16,236)
Purchases of short-term investments	—	—	(10,000)
Proceeds from the sale of short-term investments	—	—	8,260
Purchases of deferred compensation investments	(11,571)	(6,702)	(5,058)
Proceeds from sales of deferred compensation investments	12,174	6,209	5,786
Net cash used in investing activities	(70,335)	(105,730)	(107,863)
Cash flows from financing activities:			
Payment of cash dividends	(182,305)	(158,680)	(159,410)
Payment of contingent consideration for business acquisition	(5,002)	(5,954)	(880)
Purchases of registered shares	(504,203)	(418,346)	(412,022)
Proceeds from exercises of stock options and purchase rights	32,197	28,790	29,649
Tax withholdings related to net share settlements of restricted stock units	(29,744)	(29,163)	(64,156)
Other financing activities	(1,116)	—	—
Net cash used in financing activities	(690,173)	(583,353)	(606,819)
Effect of exchange rate changes on cash and cash equivalents	(12,789)	(24,620)	(5,247)
Net increase (decrease) in cash and cash equivalents	371,819	(179,693)	(421,611)
Cash and cash equivalents at beginning of the period	1,149,023	1,328,716	1,750,327
Cash and cash equivalents at end of the period	$ 1,520,842	$ 1,149,023	$ 1,328,716

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

Supplementary Cash Flow Disclosures:

Non-cash investing and financing activities:

Property, plant and equipment purchased during the period and included in period end liability accounts	$	11,451	$	8,593	$	11,890
Fair value of contingent consideration in accrued and other liabilities	$	—	$	2,151	$	9,013

Supplemental cash flow information:

Income taxes paid, net	$	50,855	$	71,955	$	192,898

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except per share amounts)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Amount		Shares	Amount			
March 31, 2021	173,106	$30,148	$ 129,519	4,799	$ (279,541)	$2,490,578	$ (108,915)	$ 2,261,789
Total comprehensive income	—	—	—	—	—	644,513	4,792	649,305
Purchases of registered shares	—	—	—	4,607	(412,022)	—	—	(412,022)
Sale of shares upon exercise of stock options and purchase rights	—	—	12,971	(410)	16,678	—	—	29,649
Issuance of shares upon vesting of restricted stock units	—	—	(105,972)	(1,137)	41,816	—	—	(64,156)
Issuance of shares from contingent consideration	—	—	116	(4)	176	—	—	292
Share-based compensation	—	—	93,291	—	—	—	—	93,291
Cash dividends ($0.95 per share)	—	—	—	—	—	(159,410)	—	(159,410)
March 31, 2022	173,106	$30,148	$ 129,925	7,855	$ (632,893)	$2,975,681	$ (104,123)	$ 2,398,738
Total comprehensive income	—	—	—	—	—	364,575	3,846	368,421
Purchases of registered shares	—	—	—	7,562	(418,346)	—	—	(418,346)
Sale of shares upon exercise of stock options and purchase rights	—	—	(5,636)	(686)	34,426	—	—	28,790
Issuance of shares upon vesting of restricted stock units	—	—	(68,710)	(968)	39,547	—	—	(29,163)
Share-based compensation	—	—	71,801	—	—	—	—	71,801
Cash dividends ($1.00 per share)	—	—	—	—	—	(162,681)	—	(162,681)
March 31, 2023	173,106	$30,148	$ 127,380	13,763	$ (977,266)	$3,177,575	$ (100,277)	$ 2,257,560
Total comprehensive income	—	—	—	—	—	612,143	(10,925)	601,218
Purchases of registered shares	—	—	—	7,100	(523,751)	—	—	(523,751)
Sale of shares upon exercise of stock options and purchase rights	—	—	(28,314)	(624)	60,511	—	—	32,197
Issuance of shares upon vesting of restricted stock units	—	—	(118,771)	(994)	89,027	—	—	(29,744)
Issuance of shares from contingent consideration	—	—	102	(2)	143	—	—	245
Share-based compensation	—	—	83,127	—	—	—	—	83,127
Cash dividends ($1.19 per share)	—	—	—	—	—	(187,199)	—	(187,199)
March 31, 2024	173,106	$30,148	$ 63,524	19,243	$(1,351,336)	$3,602,519	$ (111,202)	$ 2,233,653

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—The Company

Logitech International S.A, together with its consolidated subsidiaries ("Logitech" or the "Company"), designs software-enabled hardware solutions that help businesses thrive and bring people together when working, creating, gaming and streaming. As a point of connection between people and the digital world, the Company's mission is to extend human potential in work and play, in a way that is good for people and the planet.

The Company sells its products to a broad network of international customers, including direct sales to retailers, e-tailers, and end consumers through the Company's e-commerce platform, and indirect sales to end customers through distributors.

Logitech was founded in Switzerland in 1981 and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Hautemorges, Switzerland and headquarters in Lausanne, Switzerland, which conducts its business through subsidiaries in the Americas, Europe, Middle East and Africa ("EMEA") and Asia Pacific. Shares of Logitech International S.A. are listed on both the SIX Swiss Exchange, under the trading symbol LOGN, and the Nasdaq Global Select Market, under the trading symbol LOGI.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Logitech and its subsidiaries. All intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Fiscal Year

The Company's fiscal year ends on March 31. Interim quarters are generally thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods end on the last day of the calendar quarter.

Reference to Sales

References to "sales" in the Notes to the consolidated financial statements means net sales, except as otherwise specified.

Change in Presentation of Sales by Product Category

During the first quarter of fiscal year 2024, the Company changed its presentation of Sales by Product Category, included in Note 15, to provide a simpler and clearer view of the Company's business. The change in presentation did not have an impact on previously reported total sales. These changes included reclassifications of sales between certain product categories resulting in the following:

- The Webcams category (previously PC Webcams) now includes PC webcams and VC webcams;
- Headsets is a new category which includes PC headsets and VC headsets;
- The Mobile Speakers category is no longer a separate category as sales have been reclassified into the Other category;
- The Audio & Wearables category is no longer a separate category as sales have been reclassified into other categories as discussed below.

Note 2—Summary of Significant Accounting Policies (Continued)

As a result of these changes, certain prior-period amounts for the fiscal years ending March 31, 2023 and 2022 have been reclassified to conform to the current period presentation as follows (in thousands):

	Year ended March 31, 2023		
	As previously reported	Reclassifications	As adjusted
Gaming	$ 1,211,485	$ 76,828 (1)	$ 1,288,313
Keyboards & Combos	836,432	—	836,432
Pointing Devices	728,357	—	728,357
Video Collaboration	887,517	(209,594) (2) (3)	677,923
Webcams (3)	227,692	150,996 (3)	378,688
Tablet Accessories	254,374	—	254,374
Headsets	—	176,576 (2)	176,576
Other	7,081	191,074 (4) (5)	198,155
Mobile Speakers	111,649	(111,649) (4)	—
Audio & Wearables	274,231	(274,231) (1) (2) (5)	—
Total Sales	$ 4,538,818	$ —	$ 4,538,818

	Year ended March 31, 2022		
	As previously reported	Reclassifications	As adjusted
Gaming	$ 1,451,883	$ 125,312 (1)	$ 1,577,195
Keyboards & Combos	967,301	—	967,301
Pointing Devices	781,108	—	781,108
Video Collaboration	997,164	(329,594) (2) (3)	667,570
Webcams (3)	403,651	272,465 (3)	676,116
Tablet Accessories	310,123	—	310,123
Headsets	—	208,318 (2)	208,318
Other	18,665	274,705 (4) (5)	293,370
Mobile Speakers	149,782	(149,782) (4)	—
Audio & Wearables	401,424	(401,424) (1) (2) (5)	—
Total Sales	$ 5,481,101	$ —	$ 5,481,101

(1) Reclassification of Blue Microphones from "Audio & Wearables" to the Gaming category.

(2) Reclassification of VC headsets and PC headsets to the new Headsets category from "Video Collaboration" and "Audio & Wearables," respectively.

(3) The Webcams category includes amounts previously reported as "PC Webcams" as well as amounts from VC webcams reclassified from "Video Collaboration."

(4) Reclassification of all amounts previously reported in "Mobile Speakers" to the Other category.

(5) Reclassification of PC speakers previously reported in "Audio & Wearables" to the Other category.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and

Note 2—Summary of Significant Accounting Policies (Continued)

accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Significant estimates and assumptions made by management involve the fair value of goodwill and intangible assets acquired from business acquisitions, valuation of investment in privately held companies classified under Level 3 fair value hierarchy, pension obligations, accruals for customer incentives, cooperative marketing, and pricing programs ("Customer Programs") and related breakage when appropriate, inventory valuation, share-based compensation expense, uncertain tax positions, and valuation allowances for deferred tax assets. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results could differ materially from those estimates.

Risks and Uncertainties

Impacts of Macroeconomic and Geopolitical Conditions on the Company's Business

The Company's business has been impacted by adverse macroeconomic and geopolitical conditions. These conditions include inflation, interest rate and foreign currency fluctuations, changes in fiscal policies, slowdown of economic activity around the world, and lower consumer and enterprise spending.

The global and regional economic and political conditions adversely affected demand for the Company's products. In addition, these conditions have caused and may continue to cause volatility in the cost of materials and logistics, and transportation delays, and as a result may impact the pricing of the Company's products, product availability and the Company's results of operations.

Currencies

The functional currency of the Company's operations is primarily the U.S. Dollar. Certain operations use the Euro, Chinese Renminbi, Swiss Franc, or other local currencies as their functional currencies. The financial statements of the Company's subsidiaries whose functional currency is other than the U.S. Dollar are translated to U.S. Dollars using period-end rates of exchange for assets and liabilities and monthly average rates for sales, income and expenses. Cumulative translation gains and losses are included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses arising from transactions denominated in currencies other than a subsidiary's functional currency are reported in other income (expense), net in the consolidated statements of operations.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the transaction price the Company expects to receive in exchange for those goods or services.

Substantially all revenue recognized by the Company relates to the contracts with customers to sell products that allow people to connect through gaming, video, computing, music and other digital platforms. These products are hardware devices, which may include embedded software that function together, and are considered as one performance obligation. Hardware devices are generally plug and play, requiring no configuration and little or no installation. Revenue is recognized at a point in time when control of the products is transferred to the customer which generally occurs upon shipment. The Company's sales contracts with its customers have a one year or shorter term. The Company elects not disclosing the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.

The Company also provides post-contract customer support ("PCS") for certain products and related software, which includes unspecified software updates and upgrades, bug fixes and maintenance. The transaction price is allocated to two performance obligations in such contracts, based on a relative standalone selling price. The transaction price allocated to PCS is recognized as revenue on a straight-line basis, which reflects the pattern of delivery of PCS, over the estimated term of the support.

The Company also recognizes revenue from subscription services that provide professional streamers with access to streaming software and tools that represent a single stand-ready performance obligation. Subscriptions are paid for at

Note 2—Summary of Significant Accounting Policies (Continued)

the time of or in advance of delivering the services. The proceeds received in advance from such arrangements is recognized as deferred revenue and then recognized as revenue ratably over the subscription period.

The Company normally requires payment from customers within thirty to sixty days from the invoice date. However, terms may vary by customer type, by country and by selling season. Extended payment terms are sometimes offered to a limited number of customers during the second and third fiscal quarters. The Company generally does not modify payment terms on existing receivables. The Company's contracts with customers do not include significant financing components as the period between the satisfaction of performance obligations and timing of payment are generally within one year.

The transaction price received by the Company from sales to its distributors, retail companies ("retailers"), and authorized resellers is calculated as selling price net of variable consideration which may include product returns and the Company's payments for Customer Programs related to current period product revenue. The estimated impact of these programs is recorded as a reduction of transaction price or as an operating expense if the Company receives a distinct good or service from the customer and can reasonably estimate the fair value of that good or service received. Customer Programs require management to estimate the percentage of those programs which will not be claimed in the current period or will not be earned by customers, which is commonly referred to as "breakage." Breakage is estimated based on historical claim experience, the period in which customer claims are expected to be submitted, specific terms and conditions with customers and other factors. The Company accounts for breakage as part of variable consideration, subject to constraint, and records the estimated impact in the same period when revenue is recognized at the expected value. Assessing the period in which claims are expected to be submitted and the relevance of the historical claim experience require significant management judgment to estimate the breakage of Customer Programs in any accounting period.

The Company enters into cooperative marketing arrangements with many of its customers and with certain indirect partners, allowing customers to receive a credit equal to a set percentage of their purchases of the Company's products, or a fixed dollar amount for various marketing and incentive programs. The objective of these arrangements is to encourage advertising and promotional events to increase sales of the Company's products.

Customer incentive programs include consumer rebates and performance-based incentives. Consumer rebates are offered to the Company's customers and indirect partners at the Company's discretion for the primary benefit of end-users. In addition, the Company offers performance-based incentives to many of its customers and indirect partners based on predetermined performance criteria. At management's discretion, the Company also offers special pricing discounts to certain customers. Special pricing discounts are usually offered only for limited time periods or for sales of selected products to specific indirect partners.

Cooperative marketing arrangements and customer incentive programs are considered variable consideration, which the Company estimates and records as a reduction to revenue at the time of sale based on negotiated terms, historical experiences, forecasted incentives, anticipated volume of future purchases, and inventory levels in the channel.

The Company has agreements with certain customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. Management's decision to make price reductions is influenced by product life cycle stage, market acceptance of products, the competitive environment, new product introductions and other factors.

Accruals for estimated expected future pricing actions and Customer Programs are recognized at the time of sale based on analyses of historical pricing actions by customer and by product, inventories owned by and located at customers, current customer demand, current operating conditions, and other relevant customer and product information, such as stage of product life-cycle.

Product return rights vary by customer. Estimates of expected future product returns qualify as variable consideration and are recorded as a reduction of the transaction price of the contract at the time of sale based on an analyses of historical return trends by customer and by product, inventories owned by and located at customers,

Note 2—Summary of Significant Accounting Policies (Continued)

current customer demand, current operating conditions, and other relevant customer and product information. The Company assesses the estimated asset for recovery value for impairment and adjusts the value of the asset for any impairment. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures, and other factors. Return rates can fluctuate over time but are sufficiently predictable to allow the Company to estimate expected future product returns.

Typically, variable consideration does not need to be constrained as estimates are based on predictive historical data or future commitments that are planned and controlled by the Company. However, the Company continues to assess variable consideration estimates such that it is probable that a significant reversal of revenue will not occur.

The Company regularly evaluates the adequacy of its estimates for Customer Programs and product returns. Future market conditions and product transitions may require the Company to take action to change such programs and related estimates. When the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, the Company would be required to increase or reduce revenue or operating expenses to reflect the impact. During the year ended March 31, 2024, changes to these estimates related to performance obligations satisfied in prior periods were not material.

Sales taxes and value-added taxes ("VAT") collected from customers, if applicable, which are remitted to governmental authorities are not included in revenue, and are reflected as a liability on the consolidated balance sheets.

Shipping and Handling Costs

The Company's shipping and handling costs are included in the cost of goods sold in the consolidated statements of operations.

Contract Balances

The Company records accounts receivable from contracts with customers when it has an unconditional right to consideration, as accounts receivable, net on the consolidated balance sheets.

The Company records contract liabilities when cash payments are received or due in advance of performance, primarily for implied support and subscriptions. Contract liabilities are included in accrued and other current liabilities and other non-current liabilities on the consolidated balance sheets.

Contract Costs

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in marketing and selling expenses in the consolidated statements of operations. As of March 31, 2024 and 2023, the Company did not have any material deferred contract costs.

Research and Development Costs

Costs related to research, design and development of products, which consist primarily of personnel, product design and infrastructure expenses, are charged to research and development expense as they are incurred.

Note 2—Summary of Significant Accounting Policies (Continued)

Advertising Costs

Advertising costs are recorded as either a marketing and selling expense or a deduction from revenue as they are incurred. Advertising costs paid or reimbursed by the Company to direct or indirect customers must have an identifiable benefit and an estimable fair value in order to be classified as an operating expense. If these criteria are not met, the payment is classified as a reduction of revenue. Advertising costs recorded as marketing and selling expense are expensed as incurred. Total advertising costs including those characterized as revenue deductions during fiscal years 2024, 2023 and 2022 were $325.3 million, $383.7 million and $584.4 million, respectively, out of which $46.6 million, $67.3 million, and $223.3 million, respectively, were included as operating expense in the consolidated statements of operations.

Cash Equivalents

The Company classifies all highly liquid instruments purchased, such as bank demand deposits, short-term time deposits, and U.S. Treasury securities, with an original maturity of three months or less at the date of purchase, to be cash equivalents. Cash equivalents are carried at cost, which approximates their fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various creditworthy financial institutions and has a policy to limit exposure with any one financial institution, but is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with individual financial institutions are in excess of amounts that are insured. The Company periodically assesses the credit risk associated with these financial institutions.

The Company sells to large distributors, retailers, and e-tailers and, as a result, maintains individually significant receivable balances with such customers.

The Company had the following customers that individually comprised 10% or more of its gross sales:

	Years Ended March 31,		
	2024	**2023**	**2022**
Customer A	13 %	13 %	15 %
Customer B	18 %	19 %	17 %
Customer C	14 %	15 %	14 %

The Company had the following customers that individually comprised 10% or more of its accounts receivable:

	March 31,	
	2024	**2023**
Customer A	14 %	12 %
Customer B	20 %	21 %
Customer C	15 %	15 %

The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers' financial conditions. The Company generally does not require collateral from its customers.

Note 2—Summary of Significant Accounting Policies (Continued)

Allowances for Doubtful Accounts

Allowances for doubtful accounts are maintained for expected credit losses resulting from the Company's customers' inability to make required payments. The allowances are based on the Company's regular assessment of various factors, including the credit-worthiness and financial condition of specific customers, historical experience with bad debts and customer deductions, receivables aging, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company's ability to collect from customers.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the first-in, first-out basis. The Company records write-downs of inventories which are obsolete or in excess of anticipated demand or net realizable value based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, historical sales and demand forecasts which consider the assumptions about future demand and market conditions. Inventory on hand which is not expected to be sold or utilized is considered excess, and the Company recognizes the write-down in cost of goods sold at the time of such determination. The write-down is determined by the excess of cost over net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. At the time of loss recognition, new cost basis per unit and lower-cost basis for that inventory are established and subsequent changes in facts and circumstances would not result in an increase in the cost basis.

The Company recorded liabilities arising from firm, non-cancelable, and unhedged inventory purchase commitments in excess of anticipated demand or net realizable value consistent with its valuation of excess and obsolete inventory. Such liability is included in accrued and other current liabilities on the consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions and improvements are capitalized, and maintenance and repairs are expensed as incurred. The Company capitalizes the cost of software developed for internal use in connection with major projects. Costs incurred during the preliminary project stage and post implementation stage are expensed, whereas direct costs incurred during the application development stage are capitalized.

Depreciation expense is recognized using the straight-line method. Plant and buildings are depreciated over estimated useful lives of twenty-five years, equipment over useful lives from three to five years, internal-use software over useful lives from three to seven years, tooling over useful lives from six months to one year, and leasehold improvements over the lesser of the term of the lease or ten years.

When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are relieved from the accounts and the net gain or loss is included in cost of goods sold or operating expenses, depending on the nature of the property and equipment.

Leases

The Company determines if an arrangement is a lease or contains a lease at contract inception. The Company determines if a lease is an operating or finance lease and recognizes right-of-use ("ROU") assets and lease liabilities upon lease commencement. Operating lease ROU assets are included in other assets, short-term lease liabilities are included in accrued and other current liabilities, and long-term lease liabilities are included in other non-current liabilities on the Company's consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the balance sheet. For the Company's operating leases, the Company accounts for the lease component and related non-lease component as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Note 2—Summary of Significant Accounting Policies (Continued)

For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at lease commencement date. As most of the leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate as the discount rate for the leases. The Company's incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Company does not generally borrow on a collateralized basis, it uses its understanding of what its collateralized credit rating would be as an input to deriving an appropriate incremental borrowing rate. The operating lease ROU assets include prepaid lease payments and exclude lease incentives.

Intangible Assets

The Company's intangible assets include goodwill and intangible assets with finite lives, which primarily include acquired technology and customer contracts and related relationships. Intangible assets with finite lives are carried at cost and amortized using the straight-line method over their useful lives ranging from one to ten years.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, and finite-lived intangible assets, for impairment whenever events indicate that the carrying amounts might not be recoverable. Recoverability of long-lived assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to its fair value, which is determined based on the asset's projected discounted cash flows or appraised value, depending on the nature of the asset. For purposes of recognition of impairment for assets held for use, the Company groups assets and liabilities at the lowest level for which cash flows are separately identifiable.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The Company conducts a goodwill impairment analysis annually at December 31 or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. Significant judgments are involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

In reviewing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. The Company also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether the Company chooses to perform the qualitative assessment or proceeds directly to the quantitative impairment test. The Company operates as one reporting unit. For the year ended March 31, 2024, the Company elected to perform a qualitative assessment and concluded that it was more likely than not that the fair value of its reporting unit exceeds its carrying amount.

Income Taxes

The Company provides for income taxes using the asset and liability method, which requires that deferred tax assets and liabilities be recognized for the expected future tax consequences of temporary differences resulting from differing treatment of items for tax and financial reporting purposes, and for operating losses and tax credit carryforwards. In estimating future tax consequences, expected future events are taken into consideration, with the exception of potential tax law or tax rate changes. The Company records a valuation allowance to reduce deferred tax assets to amounts management believes are more likely than not to be realized.

Note 2—Summary of Significant Accounting Policies (Continued)

The Company's assessment of uncertain tax positions requires that management makes estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company's estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on the Company's income tax provision and its results of operations.

Fair Value of Financial Instruments

The carrying value of certain of the Company's financial instruments, including cash equivalents, accounts receivable and accounts payable approximates their fair value due to their short maturities.

The Company's investment securities portfolio consists of bank demand deposits, short-term time deposits, and U.S. Treasury securities with an original maturity of three months or less and marketable securities (money market and mutual funds) related to a deferred compensation plan.

The Company's investments related to the deferred compensation plan are reported at fair value based on quoted market prices. The marketable securities related to the deferred compensation plan are classified as non-current investments, as they are intended to fund the deferred compensation plan's long-term liability. Participants in the deferred compensation plan may select the mutual funds in which their compensation deferrals are invested within the confines of the Rabbi Trust which holds the marketable securities. These securities are recorded at fair value based on quoted market prices. Earnings, gains and losses on deferred compensation investments are included in other income (expense), net in the consolidated statements of operations.

The Company also holds certain non-marketable investments that are accounted for as equity method investments and included in other assets in the consolidated balance sheets. In addition, the Company has certain equity investments without readily determinable fair values due to the absence of quoted market prices, the inherent lack of liquidity, and the fact that inputs used to measure fair value are unobservable and require management's judgment. The Company elected the measurement alternative to record these investments at cost and to adjust for impairments and observable price changes resulting from transactions with the same issuer within the statements of operations.

Net Income per Share

Basic net income per share is computed by dividing net income by the weighted average outstanding shares. Diluted net income per share is computed using the weighted average outstanding shares and dilutive share equivalents. Dilutive share equivalents consist of share-based awards, including stock options, purchase rights under employee share purchase plan, and restricted stock units.

The dilutive effect of in-the-money share-based compensation awards is calculated based on the average share price for each fiscal period using the treasury stock method.

Share-Based Compensation Expense

Share-based compensation expense includes compensation expense for share-based awards granted based on the grant date fair value. The grant date fair value for stock options and stock purchase rights is estimated using the Black-Scholes-Merton option-pricing valuation model. The grant date fair value of service-based restricted stock units ("RSUs") is calculated based on the market price on the date of grant, reduced by estimated dividend yield prior to vesting. The grant date fair value of restricted stock units which vest upon meeting certain market- and performance-based conditions ("PSUs") is estimated using the Monte-Carlo simulation method including the effect of the market condition. Stock-based compensation expense is recognized ratably over the respective requisite service periods of the awards and forfeitures are accounted for when they occur. For PSUs, the Company recognizes compensation expense using its estimate of probable outcome at the end of the performance period (i.e., the estimated performance against the performance targets). The Company periodically adjusts the cumulative stock-based compensation expense recorded when the probable outcome for the PSUs is updated based upon changes in actual and forecasted financial results.

Note 2—Summary of Significant Accounting Policies (Continued)

Product Warranty

All of the Company's products are covered by standard warranty to be free from defects in material and workmanship for periods ranging from one year to three years. The warranty period varies by product and by region. The Company's standard warranty does not provide a service beyond assuring that the product complies with agreed-upon specifications and is not sold separately. The standard warranty the Company provides qualifies as an assurance warranty and is not treated as a separate performance obligation. The Company estimates cost of product warranties at the time the related revenue is recognized based on historical warranty claim rates, historical costs, and knowledge of specific product failures that are outside of the Company's typical experience. The Company accrues a warranty liability for estimated costs to provide products, parts or services to repair or replace products in satisfaction of the warranty obligation. Each quarter, the Company reevaluates estimates to assess the adequacy of recorded warranty liabilities. When the Company experiences changes in warranty claim activity or costs associated with fulfilling those claims, the warranty liability is adjusted accordingly.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) is comprised of currency translation adjustments from those entities not using the U.S. Dollar as their functional currency, net deferred gains and losses and prior service costs and credits for defined benefit pension plans, and net deferred gains and losses on hedging activity.

Treasury Shares

The Company periodically repurchases shares in the market at fair value. Shares repurchased are recorded at cost as a reduction of total shareholders' equity. Treasury shares held may be reissued to satisfy the exercise of employee stock options and purchase rights, the vesting of restricted stock units, and acquisitions, or may be canceled with shareholder approval. Treasury shares that are reissued are accounted for using the first-in, first-out basis.

Derivative Financial Instruments

The Company enters into foreign exchange forward contracts to reduce the short-term effects of currency fluctuations on certain foreign currency receivables or payables and to hedge against exposure to changes in currency exchange rates related to its subsidiaries' forecasted inventory purchases.

Gains or losses from changes in the fair value of forward contracts that offset transaction losses or gains on foreign currency receivables or payables are recognized immediately and included in other income (expense), net in the consolidated statements of operations.

Gains and losses for changes in the fair value of the effective portion of the Company's forward contracts related to forecasted inventory purchases are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. The Company presents the earnings impact from forward points in the same line item that is used to present the earnings impact of the hedged item (i.e. cost of goods sold) for hedging forecasted inventory purchases.

Restructuring Charges

The Company's restructuring charges consist of employee severance, one-time termination benefits and ongoing benefits related to the reduction of its workforce, and other costs. Liabilities for costs associated with a restructuring activity are measured at fair value and are recognized when the liability is incurred, as opposed to when management commits to a restructuring plan. One-time termination benefits are expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Ongoing benefits are expensed when restructuring activities are probable and the benefit amounts are estimable. Other costs primarily consist of legal, consulting, and other costs related to employee terminations, and are expensed when incurred. Termination benefits are calculated based on regional benefit practices and local statutory requirements.

Note 2—Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. ASU 2023-07 improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker. In addition, ASU 2023-07 requires that all existing annual disclosures about segment profit or loss must be provided on an interim basis and clarifies that single reportable segment entities are subject to the disclosure requirement under Topic 280 in its entirety. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years beginning after December 15, 2024. A public entity should apply ASU 2023-07 retrospectively to all prior periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2023-07 on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. Under ASU 2023-09, for each annual period presented, public entities are required to (1) disclose specific categories in the tabular rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires all reporting entities to disclose on an annual basis the amount of income taxes paid disaggregated by federal, state, and foreign taxes as well as the amount of income taxes paid by individual jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 and can be applied on a prospective basis with an option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2023-09 on its consolidated financial statements and related disclosures.

Note 3—Net Income Per Share

The following table summarizes the computations of basic and diluted net income per share for fiscal years 2024, 2023 and 2022 (in thousands except per share amounts):

	Years Ended March 31,		
	2024	**2023**	**2022**
Net income	$ 612,143	$ 364,575	$ 644,513
Shares used in net income per share computation:			
Weighted average shares outstanding - basic	156,776	162,302	167,447
Effect of potentially dilutive equivalent shares	1,395	1,402	2,967
Weighted average shares outstanding - diluted	158,171	163,704	170,414
Net income per share:			
Basic	$ 3.90	$ 2.25	$ 3.85
Diluted	$ 3.87	$ 2.23	$ 3.78

Share equivalents attributable to outstanding stock options, restricted stock units and employee share purchase plans ("ESPP") totaling 1.1 million, 2.0 million, and 2.0 million shares during fiscal years 2024, 2023 and 2022, respectively, were excluded from the calculation of diluted net income per share because their effect would have been anti-dilutive. A small number of PSUs were not included in the dilutive net income per share calculation because all necessary conditions had not been satisfied by the end of the respective period, and those shares were not issuable if the end of the reporting period were the end of the performance contingency period.

Note 4—Employee Stock-Based Compensation

As of March 31, 2024, the Company offers the 2006 Employee Share Purchase Plan (Non-U.S.), as amended and restated ("2006 ESPP"), the 1996 Employee Share Purchase Plan (U.S.), as amended and restated ("1996 ESPP"), and the 2006 Stock Incentive Plan ("2006 Plan") as amended and restated. Shares issued to employees as a result of purchases or exercises under these plans are generally issued from shares held in treasury stock.

Under the 1996 ESPP and 2006 ESPP plans, eligible employees may purchase shares at the lower of 85% of the fair market value at the beginning or the end of each offering period, which is generally six months. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. An aggregate of 29.0 million shares were reserved for issuance under the 1996 and 2006 ESPP plans. As of March 31, 2024, a total of 3.1 million shares were available for new awards under these plans.

The 2006 Plan provides for the grant to eligible employees and non-employee directors of stock options, stock appreciation rights, and restricted stock units. Awards under the 2006 Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance and market vesting criteria. The 2006 Plan, as amended, has no expiration date. On June 29, 2022, the Board authorized 3.3 million additional shares for issuance under the 2006 Plan. An aggregate of 33.8 million shares were reserved for issuance under the 2006 Plan. As of March 31, 2024, a total of 7.6 million shares were available for new awards under this plan.

Stock options granted to employees under the 2006 Plan have terms not exceeding ten years and are issued at exercise prices not less than the fair market value on the date of grant.

Service-based restricted stock units ("RSUs") granted to employees under the 2006 Plan generally vest in four equal annual installments on the grant date anniversary. RSUs granted to non-executive board members under the 2006 Plan vest on the grant date anniversary, or if earlier and only if the non-executive board member is not re-elected as a director at the annual general meeting, the date of the next annual general meeting following the grant date.

Restricted stock units with certain market- and performance-based conditions ("PSUs") granted to employees under the 2006 Plan generally vest at the end of the three-year performance period upon meeting predetermined financial metrics over three years, with the number of shares to be received upon vesting determined based on constant currency revenue growth rate, adjusted operating income (loss) and the Company's total shareholder return ("TSR") relative to the performance of companies in the Russell 3000 Index over the same three years period.

The following table summarizes share-based compensation expense and total income tax benefit recognized for fiscal years 2024, 2023 and 2022 (in thousands):

| | Years Ended March 31, | | |
	2024	2023	2022
Cost of goods sold	$ 8,004	$ 5,635	$ 6,695
Marketing and selling	35,780	34,707	37,796
Research and development	17,836	15,292	18,356
General and administrative	21,269	15,148	30,632
Total share-based compensation expense	82,889	70,782	93,479
Income tax benefit	(15,305)	(9,750)	(26,987)
Total share-based compensation expense, net of income tax benefit	$ 67,584	$ 61,032	$ 66,492

The income tax benefit in the respective periods primarily consisted of tax benefits related to the share-based compensation expense for the period and direct tax benefit realized, including net excess tax benefits recognized from share-based awards vested or exercised during the period.

Share-based compensation costs capitalized as part of inventory were $6.3 million, $5.6 million, and $5.2 million for the fiscal year ended March 31, 2024, 2023 and 2022, respectively.

Note 4—Employee Stock-Based Compensation (Continued)

As of March 31, 2024, there was $137.7 million of total future stock-based compensation cost to be recognized over a weighted-average period of 2.3 years.

The estimates of share-based compensation expense require a number of complex and subjective assumptions including stock price volatility, employee exercise patterns, probability of achievement of the set performance condition, dividend yield, related tax effects and the selection of an appropriate fair value model.

The grant date fair value of the stock options and ESPP using the Black-Scholes-Merton option-pricing valuation model and the grant date fair value of the PSUs using the Monte-Carlo simulation method are determined with the following assumptions:

| | Stock Options[1] | Employee Stock Purchase Plans | | |
| | Year Ended March 31, | Years Ended March 31, | | |
	2022	2024	2023	2022
Expected dividend rate	1.18 %	1.61 %	1.78 %	1.03 %
Risk-free interest rate	1.99 %	5.36 %	3.86 %	0.27 %
Expected volatility	34 %	33 %	46 %	35 %
Expected term (years)	6.2	0.5	0.5	0.5
Weighted average grant date fair value per share	$ 25.88	$ 19.02	$ 16.32	$ 23.55

(1) No stock options were granted for fiscal years 2024 and 2023.

| PSUs | Years Ended March 31, | | |
	2024	2023	2022
Expected dividend rate	1.90 %	1.46 %	0.78 %
Risk-free interest rate	3.83 %	2.78 %	0.31 %
Expected volatility	41 %	39 %	37 %
Expected term (years)	3.0	3.0	3.0

The expected dividend rate assumption is based on the Company's history and future expectations of dividend payouts. The unvested PSUs or unexercised options are not eligible for these dividends. The expected term is based on the purchase offerings periods expected to remain outstanding for employee stock purchase plan or the performance period for PSUs. The expected term for stock options represents the estimated period of time until option exercise. Since the Company has limited historical stock option exercise experience, the Company used the simplified method in estimating the expected term, which is calculated as the average of the sum of the vesting term and the original contractual term of the stock options. Expected volatility is based on historical volatility using the Company's daily closing prices, or including the volatility of components of the Russell 3000 Index for PSUs, over the expected term. The Company considers the historical price volatility of its shares as most representative of future volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues or Switzerland government bonds appropriate for the expected term of the Company's share-based awards.

For PSUs, the Company estimates the probability and timing of the achievement of the set performance condition at the time of the grant based on the historical financial performance and the financial forecast in the remaining performance period and reassesses the probability in subsequent periods when actual results or new information become available.

Note 4—Employee Stock-Based Compensation (Continued)

A summary of the Company's stock option activities under all stock plans for fiscal years 2024, 2023 and 2022 is as follows:

	Number of Shares (In thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding, March 31, 2021	622			
Granted	842			
Exercised	(71)			$ 5,573
Outstanding, March 31, 2022	1,393			
Exercised	(155)			$ 6,482
Forfeited	(118)			
Outstanding, March 31, 2023	1,120	$ 66	7.6	$ 7,491
Exercised	(181)	$ 43		$ 6,160
Forfeited	(176)	$ 80		
Outstanding, March 31, 2024	763	$ 68	7.0	$ 16,243
Vested and exercisable, March 31, 2024	489	$ 61	6.5	$ 13,960

A summary of the Company's RSU and PSU activities for fiscal years 2024, 2023 and 2022 is as follows:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value	Aggregate Fair Value (In thousands)
Outstanding, March 31, 2021	3,643	$ 45	
Granted—RSUs	868	$ 103	
Granted—PSUs	203	$ 124	
Vested	(1,463)		$ 133,977
Forfeited	(205)		
Outstanding, March 31, 2022	3,046	$ 68	
Granted—RSUs	1,584	$ 53	
Granted—PSUs	407	$ 69	
Vested	(1,143)		$ 85,152
Forfeited	(438)		
Outstanding, March 31, 2023	3,456	$ 66	
Granted—RSUs	1,396	$ 59	
Granted—PSUs	457	$ 67	
Vested	(1,200)	$ 58	$ 92,340
Forfeited	(631)	$ 73	
Outstanding, March 31, 2024	3,478	$ 65	

The shares outstanding as of March 31, 2024 above include 0.7 million shares of PSUs. The Company presents the number of PSUs and weighted-average grant date fair value at 100 percent of the performance target; however, the aggregate fair value of shares vested is based on the actual number of PSUs vested according to achievement of the financial metrics over the performance period.

Note 5—Employee Benefit Plans

Defined Benefit Plans

Certain of the Company's subsidiaries sponsor defined benefit pension plans or non-retirement post-employment benefits covering substantially all of their employees. Benefits are provided based on employees' years of service and earnings, or in accordance with applicable employee benefit regulations. The Company's practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

The Company recognizes the overfunded or underfunded status of defined benefit pension plans and non-retirement post-employment benefit obligations as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status of defined benefit pension plans in the year in which the changes occur through accumulated other comprehensive income (loss), which is a component of shareholders' equity. Each plan's assets and benefit obligations are generally remeasured as of March 31 each year.

The net periodic benefit cost of the defined benefit pension plans and the non-retirement post-employment benefit obligations for fiscal years 2024, 2023 and 2022 was as follows (in thousands):

	Years Ended March 31,		
	2024	2023	2022
Service costs	$ 11,479	$ 13,195	$ 14,693
Interest costs	3,844	2,408	920
Expected return on plan assets	(6,950)	(3,754)	(2,930)
Amortization:			
Net prior service credit recognized	(500)	(458)	(465)
Net actuarial gain recognized	(179)	(3,047)	(2,158)
Curtailment gain	—	(4,225)	—
Settlement loss (gain)	922	(339)	—
Total net periodic benefit cost	$ 8,616	$ 3,780	$ 10,060

The components of net periodic benefit cost other than the service costs component are included in other income (expense), net in the consolidated statements of operations.

Note 5—Employee Benefit Plans (Continued)

The changes in projected benefit obligations for fiscal years 2024 and 2023 were as follows (in thousands):

	Years Ended March 31,	
	2024	**2023**
Projected benefit obligations, beginning of the year	$ 195,336	$ 207,551
Service costs	11,479	13,195
Interest costs	3,844	2,408
Plan participant contributions	6,731	6,870
Actuarial loss (gain)	13,737	(22,965)
Benefits paid	(2,405)	(2,646)
Transfer of prior vested benefits	6,775	11,579
Plan amendments	380	—
Settlement	(22,522)	(15,348)
Curtailment	—	(3,923)
Administrative expense paid	(158)	(147)
Currency exchange rate changes	280	(1,238)
Projected benefit obligations, end of the year	$ 213,477	$ 195,336

The accumulated benefit obligation for all defined benefit pension plans as of March 31, 2024 and 2023 was $184.8 million and $170.3 million, respectively.

Actuarial loss (gain) related to the change in the benefit obligation for the Company's pension plans for fiscal years 2024 and 2023 were primarily due to changes in discount rate.

The changes in the fair value of plan assets for fiscal years 2024 and 2023 were as follows (in thousands):

	Years Ended March 31,	
	2024	**2023**
Fair value of plan assets, beginning of the year	$ 162,599	$ 156,118
Actual return on plan assets	7,558	(6,008)
Employer contributions	10,888	11,645
Plan participant contributions	6,731	6,870
Benefits paid	(2,405)	(2,646)
Transfer of prior vested benefits	6,775	11,579
Settlement	(22,522)	(15,348)
Administrative expenses paid	(158)	(147)
Currency exchange rate changes	1,174	536
Fair value of plan assets, end of the year	$ 170,640	$ 162,599

The Company's investment objectives are to ensure that the assets of its defined benefit plans are invested to provide an optimal rate of investment return on the total investment portfolio, consistent with the assumption of a reasonable risk level, and to ensure that pension funds are available to meet the plans' benefit obligations as they become due. The Company believes that a well-diversified investment portfolio will result in the highest attainable investment return with an acceptable level of overall risk. Investment strategies and allocation decisions are also governed by applicable governmental regulatory agencies. The Company's investment strategy with respect to its largest defined benefit plan, which is available only to Swiss employees, is to invest per the following allocation: 33% in equities, 28% in bonds, 28% in real estate, 4% in cash and cash equivalents and the remaining in other

Note 5—Employee Benefit Plans (Continued)

investments. The Company can invest in real estate funds, commodity funds, and hedge funds depending upon economic conditions.

The following tables present the fair value of the defined benefit pension plan assets by major categories and by levels within the fair value hierarchy as of March 31, 2024 and 2023 (in thousands):

	March 31,					
	2024			**2023**		
	Level 1	**Level 2**	**Total**	**Level 1**	**Level 2**	**Total**
Cash and cash equivalents	$ 14,375	$ —	$ 14,375	$ 7,071	$ —	$ 7,071
Equity securities	54,534	—	54,534	51,963	—	51,963
Debt securities	42,153	—	42,153	43,493	—	43,493
Real estate funds	32,286	10,141	42,427	21,197	23,710	44,907
Hedge funds	—	10,400	10,400	606	7,907	8,513
Other	6,335	416	6,751	6,248	404	6,652
Total fair value of plan assets	$ 149,683	$ 20,957	$ 170,640	$ 130,578	$ 32,021	$ 162,599

The funded status of the plans was as follows (in thousands):

	Years Ended March 31,	
	2024	**2023**
Fair value of plan assets	$ 170,640	$ 162,599
Less: projected benefit obligations	213,477	195,336
Underfunded status	$ (42,837)	$ (32,737)

Amounts recognized on the balance sheets for the plans were as follows (in thousands):

	March 31,	
	2024	**2023**
Current liabilities	$ 1,391	$ 1,407
Non-current liabilities	41,446	31,330
Total liabilities	$ 42,837	$ 32,737

Amounts recognized in accumulated other comprehensive income (loss) related to defined benefit pension plans were as follows (in thousands):

	March 31,	
	2024	**2023**
Net prior service credits	$ 1,385	$ 2,201
Net actuarial gain (loss)	(6,445)	5,690
Accumulated other comprehensive income (loss)	(5,060)	7,891
Deferred taxes	(3,335)	(3,366)
Accumulated other comprehensive income (loss), net of tax	$ (8,395)	$ 4,525

Note 5—Employee Benefit Plans (Continued)

The actuarial assumptions for the defined benefit plans were as follows:

	Years Ended March 31,	
	2024	**2023**
Benefit Obligations:		
Discount rate	1.50%- 7.00%	1.00% - 7.25%
Estimated rate of compensation increase	2.25% - 10.00%	2.25% - 10.00%
Cash balance interest credit rate	0.50% - 1.75%	0.00% - 1.75%

	Years Ended March 31,		
	2024	**2023**	**2022**
Net Periodic Costs:			
Discount rate	1.50% - 7.25%	0.50% - 6.75%	0.25% - 6.00%
Estimated rate of compensation increase	2.25% - 10.00%	2.00% - 10.00%	2.00% - 10.00%
Expected average rate of return on plan assets	0.50% - 4.50%	1.00% - 2.50%	1.00% - 2.25%
Cash balance interest credit rate	0.50% - 1.75%	0.00% - 1.75%	0.00% - 1.75%

The discount rate is estimated based on corporate bond yields or securities of similar quality in the respective country, with a duration approximating the period over which the benefit obligations are expected to be paid. The Company bases the compensation increase assumptions on historical experience and future expectations. The expected average rate of return for the Company's defined benefit pension plans represents the average rate of return expected to be earned on plan assets over the period that the benefit obligations are expected to be paid, based on government bond notes in the respective country, adjusted for corporate risk premiums as appropriate.

The following table reflects the benefit payments that the Company expects the plans to pay in the periods noted (in thousands):

Years Ending March 31,		
2025	$	13,068
2026		12,113
2027		14,465
2028		13,055
2029		12,959
Next five fiscal years		68,520
Total expected benefit payments by the plan	$	134,180

The Company expects to contribute $8.5 million to its defined benefit pension plans during fiscal year 2025.

Defined Contribution Plans

Certain of the Company's subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for fiscal years 2024, 2023 and 2022, were $14.4 million, $14.4 million and $13.9 million, respectively.

Note 5—Employee Benefit Plans (Continued)

Deferred Compensation Plan

One of the Company's subsidiaries offers a deferred compensation plan that permits eligible employees to make 100% vested salary and incentive compensation deferrals within established limits. The Company does not make contributions to the plan.

The deferred compensation plan's assets consist of marketable securities and are included in other assets on the consolidated balance sheets. The marketable securities were recorded at a fair value of $29.2 million and $28.2 million as of March 31, 2024 and 2023, respectively, based on quoted market prices (see Note 9). The Company also had deferred compensation liability of $29.2 million and $28.2 million, which are included in other non-current liabilities on the consolidated balance sheets as of March 31, 2024 and 2023, respectively. Earnings, gains and losses on deferred compensation investments are included in other income (expense), net (see Note 6) and corresponding changes in deferred compensation liability are included in operating expenses and cost of goods sold in the consolidated statements of operations.

Note 6—Other Income (Expense), Net

Other income (expense), net comprises of the following (in thousands):

| | Years Ended March 31, | | |
	2024	2023	2022
Investment gain (loss) related to the deferred compensation plan	$ 4,320	$ (1,961)	$ 1,231
Currency exchange loss, net	(8,770)	(7,337)	(4,604)
Loss on investments, net [1]	(14,674)	(14,073)	(1,683)
Non-service cost net pension income and other [2]	2,748	10,093	5,616
Other income (expense), net	$ (16,376)	$ (13,278)	$ 560

(1) Includes realized gain (loss) on sales of investments, unrealized gain (loss) from the change in fair value of investments, gain (loss) on equity-method investments, and impairment of investments during the periods presented, as applicable, (see Note 9).

(2) Includes the components of net periodic benefit cost of defined benefit plans other than the service cost component (see Note 5).

Note 7—Income Taxes

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company's income before taxes and the provision for (benefit from) income taxes is generated outside of Switzerland.

Income from continuing operations before income taxes for fiscal years 2024, 2023 and 2022 is summarized as follows (in thousands):

| | Years Ended March 31, | | |
	2024	2023	2022
Swiss	$ 502,291	$ 282,970	$ 579,258
Non-Swiss	119,305	180,552	196,560
Income before taxes	$ 621,596	$ 463,522	$ 775,818

Note 7—Income Taxes (Continued)

The provision for (benefit from) income taxes is summarized as follows (in thousands):

	Years Ended March 31,		
	2024	2023	2022
Current:			
Swiss	$ 26,833	$ 19,405	$ 59,659
Non-Swiss	25,044	48,829	44,094
Deferred:			
Swiss	(47,517)	26,629	29,198
Non-Swiss	5,093	4,085	(1,646)
Provision for income taxes	$ 9,453	$ 98,947	$ 131,305

The difference between the provision for (benefit from) income taxes and the expected tax provision (tax benefit) at the Swiss statutory income tax rate of 8.5% is reconciled below (in thousands):

	Years Ended March 31,		
	2024	2023	2022
Expected tax provision at statutory income tax rates	$ 52,836	$ 39,399	$ 65,945
Income taxes at different rates	47,595	38,467	61,296
Research and development tax credits	(9,738)	(152)	(5,957)
Swiss Tax Ruling	(50,051)	—	—
Executive compensation	407	749	4,683
Stock-based compensation	4,019	5,736	(9,141)
Deferred tax effects from TRAF	(33,926)	—	—
Valuation allowance	4,780	908	887
Impairment	—	1,881	—
Restructuring charges / (credits)	—	(1,764)	—
Unrecognized tax benefits	11,535	13,284	16,577
Audit settlement	—	—	(3,655)
FDII deduction	(18,675)	—	—
Other, net	671	439	670
Provision for income taxes	$ 9,453	$ 98,947	$ 131,305

The canton of Vaud completed the legislative process to enact the Swiss Federal Act on Tax Reform and AHV Financing ("TRAF"), a reform to better align the Swiss tax system to international tax standards on March 20, 2020 that took effect as of January 1, 2020. In March 2020, the Company reached an agreement with the Vaud Tax Administration that would allow for an increase in the tax basis of goodwill, as a transition measure under TRAF, to be amortized over ten years beginning on January 1, 2020. During the fiscal year ended March 31, 2024, the Company reached an agreement to remeasure the tax basis of goodwill under TRAF with the canton of Vaud, which resulted in an income tax benefit of $25.1 million, net of assessment for uncertain tax positions. The remeasurement of the step-up will be amortized over the remaining ten-year amortization period.

On December 29, 2023, a change to the cantonal tax legislation was published. According to the law approved by the Vaud parliament, a progressive scale will be applicable for cantonal tax purposes resulting in an increase from the current tax rate of 13.61% to 14.28% effective fiscal year 2025. The increase in tax rate resulted in a tax benefit of $5.1 million due to a remeasurement of the Company's Swiss deferred tax assets in the fiscal year ended March 31, 2024.

Note 7—Income Taxes (Continued)

On March 28, 2024, the Company executed a Swiss Tax Ruling with the canton of Vaud that provides future tax benefit for ten years. The Swiss Tax Ruling resulted in an income tax benefit of $50.1 million, which will be utilized over a ten-year period.

The Tax Cuts and Jobs Act enacted Section 250, which provides for a deduction with respect to Global Intangible Low-Taxed Income ("GILTI") and Foreign-Derived Intangible Income ("FDII") in the US. The application of this tax incentive is inherently complex. During the fiscal year ended March 31, 2024, the Company analyzed the applicability of FDII and determined that this tax incentive applies in fiscal 2021 to 2023 tax years. As a result, the Company realized a tax benefit of $18.7 million related to FDII. The Company has also concluded that any GILTI tax since the enactment of Tax Cuts and Jobs Act is immaterial.

Deferred income tax assets and liabilities consist of the following (in thousands):

| | March 31, | |
	2024	2023
Deferred tax assets:		
Tax attributes carryforward	$ 43,846	$ 36,700
Future tax deduction from Swiss Tax Ruling	49,755	—
Accruals	77,181	85,786
Depreciation and amortization	121	707
Tax step-up of goodwill from TRAF	105,942	100,514
Share-based compensation	13,718	11,093
Gross deferred tax assets	290,563	234,800
Valuation allowance	(35,536)	(30,766)
Deferred tax assets after valuation allowance	255,027	204,034
Deferred tax liabilities:		
Acquired intangible assets and other	(30,901)	(34,848)
Deferred tax liabilities	(30,901)	(34,848)
Deferred tax assets, net	$ 224,126	$ 169,186

Management regularly assesses the ability to realize deferred tax assets recorded in the Company's entities based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company had a valuation allowance against deferred tax assets of $35.5 million at March 31, 2024, compared to $30.8 million at March 31, 2023. The Company had a valuation allowance of $35.3 million as of March 31, 2024 against deferred tax assets in the state of California, an increase from $30.8 million as of March 31, 2023 from activities during the year. The Company determined that it is more likely than not that the Company would not generate sufficient taxable income in the future to utilize such deferred tax assets.

As of March 31, 2024, the Company had net operating loss carryforwards in Switzerland for income tax purposes of $15.0 million which will begin to expire in fiscal year 2028. The Company had net operating loss and tax credit carryforwards in the United States for income tax purposes of $55.0 million and $79.7 million, respectively, as of March 31, 2024. Unused net operating loss carryforwards will expire at various dates beginning in fiscal year 2030. Certain net operating loss carryforwards in the United States relate to acquisitions and, as a result, are limited in the amount that can be utilized in any one year. The tax credit carryforwards will begin to expire in fiscal year 2028.

Swiss income taxes and non-Swiss withholding taxes associated with the repatriation of earnings or for other temporary differences related to investments in non-Swiss subsidiaries have not been provided for, as the Company

Note 7—Income Taxes (Continued)

intends to reinvest the earnings of such subsidiaries indefinitely. If these earnings were distributed to Switzerland in the form of dividends or otherwise, or if the shares of the relevant non-Swiss subsidiaries were sold or otherwise transferred, the Company may be subject to additional Swiss income taxes and non-Swiss withholding taxes. As of March 31, 2024, the cumulative amount of unremitted earnings of non-Swiss subsidiaries for which no income taxes have been provided is approximately $426.2 million. The amount of unrecognized deferred income tax liability related to these earnings is estimated to be approximately $16.0 million.

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

As of March 31, 2024 and 2023, the total amount of unrecognized tax benefits due to uncertain tax positions was $192.7 million and $186.8 million, respectively, all of which would affect the effective income tax rate if recognized.

As of March 31, 2024 and 2023, the Company had $112.6 million and $106.4 million, respectively, in non-current income taxes payable, including interest and penalties, related to the Company's income tax liability for uncertain tax positions.

The aggregate changes in gross unrecognized tax benefits in fiscal years 2024, 2023 and 2022 were as follows (in thousands).

March 31, 2021	$	163,253
Lapse of statute of limitations		(4,232)
Settlements with taxing authorities		(2,015)
Increases in balances related to tax positions taken during the year		22,366
March 31, 2022	$	179,372
Lapse of statute of limitations		(3,586)
Increases in balances related to tax positions taken during the year		15,214
March 31, 2023	$	191,000
Lapse of statute of limitations		(3,863)
Settlements with taxing authorities		41
Increases in balances related to tax positions taken during prior years		705
Increases in balances related to tax positions taken during the year	$	22,332
March 31, 2024	$	210,215

The Company recognizes interest and penalties related to unrecognized tax positions in income tax expense. The Company recognized $1.7 million and $2.7 million, in interest and penalties related to unrecognized tax positions in income tax expense during fiscal years 2024 and 2023, respectively. As of March 31, 2024 and 2023, the Company had $7.8 million, and $6.1 million, respectively, of accrued interest and penalties related to uncertain tax positions.

The Company files Swiss and foreign tax returns. The Company received final tax assessments in Switzerland through fiscal year 2019. For other material foreign jurisdictions such as the United States and China, the Company is generally not subject to tax examinations for years prior to fiscal year 2020 and calendar year 2020, respectively. In the United States, the federal and state tax agencies have the authority to examine periods prior to fiscal year 2020, to the extent allowed by law, where tax attributes were generated, carried forward, and being utilized in subsequent years. The Company is under examination in foreign tax jurisdictions. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on its results of operations.

Note 7—Income Taxes (Continued)

Although the Company has adequately provided for uncertain tax positions, the provisions on these positions may change as revised estimates are made or the underlying matters are settled or otherwise resolved. During the next 12 months, it is reasonably possible that the amount of unrecognized tax benefits could increase or decrease significantly due to changes in tax law in various jurisdictions, due to lapse in statute of limitations and other factors, it is not possible to provide a range of potential changes.

Note 8—Balance Sheet Components

The following table presents the components of certain balance sheet asset amounts as of March 31, 2024 and 2023 (in thousands):

	March 31,	
	2024	2023
Accounts receivable, net:		
Accounts receivable	$ 744,836	$ 851,576
Allowance for doubtful accounts	—	(86)
Allowance for sales returns	(10,180)	(10,146)
Allowance for cooperative marketing arrangements	(41,634)	(40,495)
Allowance for customer incentive programs	(60,027)	(71,645)
Allowance for pricing programs	(91,280)	(98,822)
	$ 541,715	$ 630,382
Inventories:		
Raw materials	$ 65,209	$ 171,790
Finished goods	357,304	511,103
	$ 422,513	$ 682,893
Other current assets:		
VAT receivables	$ 41,172	$ 60,343
Prepaid expenses and other assets	105,098	82,533
	$ 146,270	$ 142,876
Property, plant and equipment, net:		
Plant, buildings and improvements	$ 84,189	$ 69,360
Equipment and tooling	296,857	309,151
Computer equipment	26,785	31,535
Software	86,161	79,118
	493,992	489,164
Less: accumulated depreciation and amortization	(387,293)	(396,855)
	106,699	92,309
Construction-in-process	7,180	26,399
Land	2,710	2,795
	$ 116,589	$ 121,503
Other assets:		
Deferred tax assets	$ 224,831	$ 171,989
Right-of-use assets	61,163	67,330
Investments in privately held companies	28,662	33,323
Investments for deferred compensation plan	29,174	28,213
Other assets	6,364	15,438
	$ 350,194	$ 316,293

Note 8—Balance Sheet Components (Continued)

The following table presents the components of certain balance sheet liability amounts as of March 31, 2024 and 2023 (in thousands):

	March 31,	
	2024	2023
Accrued and other current liabilities:		
Accrued customer marketing, pricing and incentive programs	$ 170,371	$ 206,546
Accrued personnel expenses	145,473	103,592
Accrued sales return liability	30,098	49,462
Accrued loss for inventory purchase commitments	29,349	46,608
VAT payable	28,253	33,328
Warranty liabilities	30,270	28,861
Income taxes payable	24,196	18,788
Deferred revenue [1]	19,262	11,017
Operating lease liabilities	15,107	12,655
Contingent consideration	1,215	6,629
Other current liabilities	143,668	125,653
	$ 637,262	$ 643,139
Other non-current liabilities:		
Operating lease liabilities	$ 61,920	$ 58,361
Employee benefit plan obligations	42,707	32,421
Obligation for deferred compensation plan	29,174	28,213
Deferred revenue [1]	21,097	8,277
Warranty liabilities	14,384	12,025
Deferred tax liabilities	705	2,803
Other non-current liabilities	2,603	4,595
	$ 172,590	$ 146,695

(1) Includes deferred revenue for PCS and other services.

Note 9—Fair Value Measurements

Fair Value Measurements

The Company considers fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company utilizes the following three-level fair value hierarchy to establish the priorities of the inputs used to measure fair value:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note 9—Fair Value Measurements (Continued)

The following table presents the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis, excluding assets related to the Company's defined benefit pension plans, classified by the level within the fair value hierarchy (in thousands):

	March 31, 2024			March 31, 2023		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets:						
Cash equivalents	$1,042,604	$ —	$ —	$ 661,884	$ —	$ —
Investments for deferred compensation plan included in other assets:						
Cash	$ 312	$ —	$ —	$ 41	$ —	$ —
Common stock	573	—	—	988	—	—
Money market funds	8,129	—	—	9,606	—	—
Mutual funds	20,160	—	—	17,578	—	—
Total of investments for deferred compensation plan	$ 29,174	$ —	$ —	$ 28,213	$ —	$ —
Currency derivative assets included in other current assets	$ —	$ 913	$ —	$ —	$ 107	$ —
Liabilities:						
Contingent consideration included in accrued and other current liabilities	$ —	$ —	$ 1,215	$ —	$ —	$ 6,629
Currency derivative liabilities included in accrued and other current liabilities	$ —	$ 573	$ —	$ —	$ 2,187	$ —

Contingent Consideration for Business Acquisitions

The following table summarizes the change in the Company's contingent consideration balance during fiscal year 2024 and 2023 (in thousands):

	Year Ended March 31,	
	2024	2023
Beginning of the period	$ 6,629	$ 12,259
Fair value of contingent consideration upon acquisition	—	2,151
Change in fair value of contingent consideration	(250)	—
Settlements of contingent consideration	(5,247)	(5,954)
Effect of foreign currency exchange rate changes	83	(1,827)
End of the period	$ 1,215	$ 6,629

Investments for Deferred Compensation Plan

The marketable securities for the Company's deferred compensation plan were recorded at a fair value of $29.2 million and $28.2 million as of March 31, 2024 and 2023, respectively, based on quoted market prices. Quoted market prices are observable inputs that are classified as Level 1 within the fair value hierarchy. Unrealized gains (losses) related to marketable securities for fiscal years 2024, 2023 and 2022 were not material and were included in other income (expense), net (see Note 6) and corresponding changes in the deferred compensation liability were included in operating expenses and cost of goods sold, in the Company's consolidated statements of operations.

Note 9—Fair Value Measurements (Continued)

Equity Method Investments

The Company has certain non-marketable investments included in other assets that are accounted for as equity method investments, with a carrying value of $18.0 million and $20.5 million as of March 31, 2024 and 2023, respectively. Gains (losses) related to equity method investments for fiscal years 2024, 2023 and 2022 were not material and are included in other income (expense), net in the Company's consolidated statements of operations (see Note 6).

During fiscal year 2023, the Company recorded an impairment charge, before tax, of $21.4 million for one of its equity method investments as it was determined that the carrying value of the investment was not recoverable. The impairment charge is included in other income (expense), net in the Company's consolidated statement of operations for fiscal year 2023. There was no impairment of equity method investments during fiscal years 2022 and 2024.

Assets Measured at Fair Value on a Nonrecurring Basis

Financial Assets. The Company has certain equity investments without readily determinable fair values due to the absence of quoted market prices, the inherent lack of liquidity, and the fact that inputs used to measure fair value are unobservable and require management's judgment. When certain events or circumstances indicate that impairment may exist, the Company revalues the investments using various assumptions, including the financial metrics and ratios of comparable public companies. The carrying value is also adjusted for observable price changes with the same or similar security from the same issuer. The amount of these equity investments without readily determinable fair value included in other assets was $10.1 million and $12.6 million as of March 31, 2024 and 2023, respectively. During fiscal year 2023, the Company recorded an unrealized gain, before tax, of $6.9 million for its investment in a private company as a result of observable price changes for similar securities issued by this company (level 2 fair value measurement). There was no impairment of these investments during fiscal year 2022 and the impairment charges related to these investments were not material during fiscal years 2023 and 2024.

During fiscal year 2024, the Company recorded an impairment loss, before tax, of $9.6 million as a result of the write-off of a note receivable which has been deemed no longer recoverable. This note receivable was previously obtained in conjunction with an exchange transaction related to the Company's investment in a privately held company. The impairment loss is included in other income (expense), net, in the Company's consolidated statement of operations for the fiscal year 2024.

Non-Financial Assets. Goodwill, intangible assets, and property, plant and equipment, are not required to be measured at fair value on a recurring basis. However, if the Company is required to evaluate these non-financial assets for impairment, whether due to certain triggering events or because of the required annual impairment test, and a resulting impairment is recorded to reduce the carrying value to the fair value, the non-financial assets are measured at fair value during such period. See Note 2 for additional information about how the Company tests various asset classes for impairment. During fiscal year 2024 and fiscal year 2022, the Company recorded impairment charges of $3.5 million and $7.0 million, respectively, related to intangible assets. There was no impairment of non-financial assets during the fiscal year of 2023.

Note 10—Derivative Financial Instruments

Under certain agreements with the respective counterparties to the Company's derivative contracts, subject to applicable requirements, the Company is allowed to net settle transactions of the same type with a single net amount payable by one party to the other. However, the Company presents its derivative assets and derivative liabilities on a gross basis in other current assets and accrued and other current liabilities, respectively, on the consolidated balance sheets as of March 31, 2024 and 2023. See Note 9 for the fair values of the Company's derivative instruments as of March 31, 2024 and 2023.

Cash Flow Hedges

The Company enters into cash flow hedge contracts to protect against exchange rate exposure of forecasted inventory purchases. These hedging contracts mature within approximately four months. Gains and losses in the fair value of the effective portion of the hedges are deferred as a component of accumulated other comprehensive loss

Note 10—Derivative Financial Instruments (Continued)

until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. Cash flows from such hedges are classified as operating activities in the consolidated statements of cash flows. Hedging relationships are discontinued when the hedging contract is no longer eligible for hedge accounting, or is sold, terminated or exercised, or when the Company removes hedge designation for the contract. Gains and losses in the fair value of the effective portion of the discontinued hedges continue to be reported in accumulated other comprehensive loss until the hedged inventory purchases are sold, unless it is probable that the forecasted inventory purchases will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter.

The notional amounts of foreign currency exchange forward contracts outstanding related to forecasted inventory purchases were $90.5 million and $72.6 million as of March 31, 2024 and 2023, respectively. The Company had $1.1 million of net gain related to its cash flow hedges included in accumulated other comprehensive loss as of March 31, 2024, which will be reclassified into earnings within the next twelve months.

The following table presents the amounts of gain (loss) on the Company's derivative instruments designated as hedging instruments for fiscal years 2024, 2023 and 2022 and their locations on its consolidated statements of operations and consolidated statements of comprehensive income (in thousands):

	Amount of Gain (Loss) Deferred as a Component of Accumulated Other Comprehensive Loss			Amount of Loss (Gain) Reclassified from Accumulated Other Comprehensive Loss to Costs of Goods Sold		
	2024	2023	2022	2024	2023	2022
Cash flow hedges	$ 1,109	$ 2,625	$ 6,308	$ 3,964	$ (8,391)	$ (8,221)

The Company presents the earnings impact from forward points in the same line item that is used to present the earnings impact of the hedged item, i.e. cost of goods sold, for hedging forecasted inventory purchases and such amount is not material for all periods presented.

Other Derivatives

The Company also enters into foreign currency exchange forward and swap contracts to reduce the short-term effects of currency exchange rate fluctuations on certain receivables or payables denominated in currencies other than the functional currencies of its subsidiaries. These contracts generally mature within approximately one month. The primary risk managed by using forward and swap contracts is the currency exchange rate risk. The gains or losses on these contracts are not material and included in other income (expense), net in the consolidated statements of operations based on the changes in fair value. The notional amounts of these contracts outstanding as of March 31, 2024 and 2023 were $79.4 million and $111.2 million, respectively. Foreign currency exchange forward and swap contracts outstanding as of March 31, 2024 primarily consisted of contracts in New Taiwan Dollar, Canadian Dollar, and Brazilian Real to be settled at future dates at predetermined exchange rates.

The fair value of all foreign currency exchange forward and swap contracts is determined based on observable market transactions of spot currency rates and forward rates. Cash flows from these contracts are classified as operating activities in the consolidated statements of cash flows.

Note 11—Goodwill and Other Intangible Assets

The Company conducts its impairment analysis of goodwill annually at December 31 or more frequently if changes in facts and circumstances indicate that it is more likely than not that the fair value of the Company's reporting unit may be less than its carrying amount. The Company conducted its annual impairment analysis of goodwill as of December 31, 2023 by performing a qualitative assessment and concluded that it was more likely than not that the fair value of its reporting unit exceeded its carrying amount. In assessing the qualitative factors, the Company considered the impact of change in industry and competitive environment, the Company's market capitalization and budgeted-to-actual revenue performance for the twelve months ended December 31, 2023. There have been no triggering events identified affecting the valuation of goodwill subsequent to the annual impairment test.

Note 11—Goodwill and Other Intangible Assets (Continued)

The following table summarizes the activities in the Company's goodwill balance (in thousands):

| | Years Ended March 31, | |
	2024	2023
Beginning of the period	$ 454,610	$ 448,175
Acquisitions	8,156	7,976
Effects of foreign currency translation	(788)	(1,541)
End of the period	$ 461,978	$ 454,610

The Company's acquired intangible assets were as follows (in thousands):

| | March 31, | | | | | |
| | 2024 | | | 2023 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks and trade names	$ 32,390	$ (25,739)	$ 6,651	$ 36,790	$ (26,774)	$ 10,016
Developed technology	107,421	(86,855)	20,566	121,730	(94,792)	26,938
Customer contracts/relationships	69,087	(51,061)	18,026	71,110	(47,688)	23,422
In-process R&D	—	—	—	3,526	—	3,526
Effects of foreign currency translation	(1,019)	379	(640)	(1,021)	292	(729)
Total	$ 207,879	$ (163,276)	$ 44,603	$ 232,135	$ (168,962)	$ 63,173

For fiscal years 2024, 2023 and 2022, amortization expense for intangible assets was $21.7 million, $24.4 million and $30.2 million, respectively. The Company expects that annual amortization expense for fiscal years 2025, 2026, 2027, 2028 and 2029 will be $19.8 million, $12.9 million, $5.7 million, $4.1 million and $1.8 million, respectively, and $0.3 million thereafter.

Note 12—Financing Arrangements

The Company had several uncommitted, unsecured bank lines of credit and letters of credit aggregating $172.5 million and $181.3 million as of March 31, 2024 and 2023, respectively. There are no financial covenants under the lines of credit with which the Company must comply. There was no borrowing outstanding under the lines of credit as of March 31, 2024 and 2023. As of March 31, 2024 and 2023, the Company had outstanding bank guarantees of $14.3 million and $13.6 million, respectively.

Note 13—Commitments and Contingencies

Product Warranties

Changes in the Company's warranty liabilities for fiscal years 2024 and 2023 were as follows (in thousands):

| | Years Ended March 31, | |
	2024	2023
Beginning of the period	$ 40,886	$ 46,219
Provision	45,413	31,089
Settlements	(41,413)	(35,919)
Effects of foreign currency translation	(232)	(503)
End of the period	$ 44,654	$ 40,886

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property disputes and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances includes indemnification for damages and expenses, including reasonable attorneys' fees. As of March 31, 2024, no material amounts have been accrued for these indemnification provisions. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under its indemnification arrangements.

The Company also indemnifies its current and former directors and certain of its current and former officers. Certain costs incurred for providing such indemnification may be recoverable under various insurance policies. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements because these exposures are not limited, the obligations are conditional in nature and the facts and circumstances involved in any situation that might arise are variable.

Legal Proceedings

From time to time the Company is involved in claims and legal proceedings that arise in the ordinary course of its business. The Company is currently subject to several such claims and legal proceedings. The Company intends to vigorously defend against them. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. The Company follows ASC ("Accounting Standards Codification") 450, *Contingencies,* in determining the accounting and disclosure for these contingencies. Based on currently available information, the Company does not believe that resolution of pending matters will have a material adverse effect on its financial condition, cash flows and results of operations. However, litigation is subject to inherent uncertainties, and there can be no assurances that the Company's defenses will be successful or that any such lawsuit or claim would not have a material adverse impact on the Company's business, financial condition, cash flows and results of operations in a particular period. Any claims or proceedings against the Company can have an adverse impact because of defense costs, diversion of management and operational resources, negative publicity and other factors. Any failure to obtain a necessary license or other rights, or litigation arising out of intellectual property claims, could adversely affect the Company's business.

Note 14—Shareholders' Equity

Share Capital

The Company's nominal share capital is CHF 43.3 million, consisting of 173,106,620 issued shares with a par value of CHF 0.25 each, of which 19,243,358 were held in treasury shares as of March 31, 2024.

The Company has reserved conditional capital of 25,000,000 shares for potential issuance on the exercise of rights granted under the Company's employee equity incentive plans and additional conditional capital for financing purposes, representing the issuance of up to 25,000,000 shares to cover any conversion rights under a future convertible bond issuance. At the 2020 Annual General Meeting, the shareholders of the Company authorized the

Note 14—Shareholders' Equity (Continued)

Board of Directors to issue up to an additional 17,310,662 shares of the Company until September 9, 2022, which was authorized at the 2022 Annual General Meeting to be extended to September 14, 2024.

Dividends

Pursuant to Swiss corporate law, the payment of dividends is limited to certain amounts of unappropriated retained earnings (approximately CHF 1.0 billion, or USD equivalent of $1.1 billion as of March 31, 2024) and is subject to shareholder approval.

In May 2024, the Board of Directors recommended that the Company pay cash dividends for fiscal year 2024 of CHF 1.16 per share (USD equivalent of approximately $1.28 per share, which would result in a gross aggregate dividend of approximately $197.2 million, based on the exchange rate and shares outstanding, net of treasury shares, on March 31, 2024).

In September 2023, the Company paid gross cash dividends of CHF 1.06 (USD equivalent of $1.16) per common share, totaling $182.3 million on the Company's outstanding common shares. In September 2022, the Company paid cash dividends of CHF 0.96 (USD equivalent of $0.98) per common share, totaling $158.7 million on the Company's outstanding common shares. In September 2021, the Company paid cash dividends of CHF 0.87 (USD equivalent of $0.95) per common share, totaling $159.4 million on the Company's outstanding common shares.

Any future dividends will be subject to the approval of the Company's shareholders.

Legal Reserves

Under Swiss corporate law, a minimum of 5% of the Company's annual net income must be retained in a legal reserve until this legal reserve equals 20% of the Company's issued and outstanding aggregate par value per share capital. These legal reserves represent an appropriation of retained earnings that are not available for distribution and totaled $10.6 million at March 31, 2024 (based on the exchange rate at March 31, 2024).

Share Repurchases

2020 Share Repurchase Program

In May 2020, the Company's Board of Directors approved the 2020 share repurchase program, which authorized the Company to use up to $250.0 million to purchase Logitech shares to support equity incentive plans or potential acquisitions. Shares may be repurchased from time to time on the open market, through block trades or otherwise. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors. In April 2021, the Company's Board of Directors approved an increase of $750.0 million to the 2020 share repurchase program, to an aggregate amount of $1.0 billion. The Swiss Takeover Board approved this increase and it became effective on May 21, 2021. In July 2022, the Company's Board of Directors approved an increase of $500 million to the 2020 share repurchase program, to an aggregate amount of up to $1.5 billion. The Swiss Takeover Board approved this increase and it became effective on August 19, 2022. The 2020 share repurchase program expired on July 27, 2023. The Company repurchased 16.7 million shares for an aggregate cost of $1.2 billion under the 2020 share repurchase program, of which 2.6 million shares for an aggregate cost of $159.1 million were repurchased during fiscal year 2024 prior to the expiration of the program.

2023 Share Repurchase Program

In June 2023, the Company's Board of Directors approved a new, three-year share repurchase program, which allows the Company to use up to $1.0 billion to repurchase its shares. The 2023 share repurchase program enables the Company to repurchase shares for cancellation, as well as to support equity incentive plans or potential acquisitions. The Swiss Takeover Board approved the 2023 share repurchase program in July 2023 and the program became effective on July 28, 2023. During the fiscal year ended 2024, the Company repurchased 4.5 million shares for an aggregate cost of $364.7 million under the 2023 share repurchase program, of which $19.5 million of the aggregate cost was not paid yet as of March 31, 2024. 4.1 million shares for an aggregate cost of $332.1 million were repurchased for cancellation and the remaining shares were repurchased to support equity incentive plans. As of March 31, 2024, $635.8 million was available for repurchase under the 2023 share repurchase program.

Note 14—Shareholders' Equity (Continued)

Swiss law limits a company's ability to hold or repurchase its own shares. The aggregate par value of all shares held in treasury by the Company and its subsidiaries may not exceed 10% of the share capital of the Company, which for the Company corresponds to approximately 17.3 million registered shares. This limitation does not apply to shares repurchased for cancellation, due to the Board of Directors' authority under the Company's capital band set forth in the Company's Articles of Incorporation to cancel shares up to a limit of 10% of the Company's current share capital. As of March 31, 2024, the Company had a total of 19.2 million shares held in treasury stock, which includes 4.1 million shares that have been repurchased for cancellation.

To the extent that the shares are repurchased to support equity incentive plans or potential acquisitions, the shares are repurchased on the ordinary trading line of SIX Swiss Exchange ("SIX") and/or The Nasdaq Global Select Market ("Nasdaq"). Shares repurchased for cancellation purposes are repurchased on a second trading line on SIX. Shares may be repurchased from time to time on the open market or in privately negotiated transactions, including under plans complying with the provisions of Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors and the program does not require the purchase of any minimum number of shares.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss were as follows (in thousands):

	Currency Translation Adjustment	Defined Benefit Plans	Deferred Hedging Gains (Losses)	Total
March 31, 2023	$ (100,869)	$ 4,525	$ (3,933)	$ (100,277)
Other comprehensive income (loss)	(3,078)	(12,920)	5,073	(10,925)
March 31, 2024	$ (103,947)	$ (8,395)	$ 1,140	$ (111,202)

Note 15—Segment Information

The Company operates in a single operating segment that encompasses the design, manufacturing and marketing of peripherals for gaming, PCs, tablets, video conferencing, and other digital platforms. Operating performance measures are provided directly to the Company's CEO, who is considered to be the Company's Chief Operating Decision Maker. The CEO periodically reviews information such as sales and adjusted operating income (loss) to make business decisions. These operating performance measures do not include restructuring charges, net, share-based compensation expense, amortization and impairment of intangible assets, acquisition-related costs and change in fair value of contingent consideration from business acquisitions.

During fiscal year 2024, the Company changed its presentation of Sales by Product Category to provide a simpler and clearer view of the Company's business. The change in presentation did not have an impact on previously reported total sales. As a result of these changes, certain prior-period amounts for the fiscal years ended 2023 and 2022 have been reclassified to conform to the current period presentation. See Note 2 for further information on the change in presentation.

Note 15—Segment Information (Continued)

Sales by product category in the current presentation were as follows (in thousands):

	Years Ended March 31,		
	2024	2023	2022
Gaming [1]	$ 1,231,063	$ 1,288,313	$ 1,577,195
Keyboards & Combos	821,441	836,432	967,301
Pointing Devices	742,987	728,357	781,108
Video Collaboration	609,361	677,923	667,570
Webcams	325,225	378,688	676,116
Tablet Accessories	254,060	254,374	310,123
Headsets	168,478	176,576	208,318
Other [2]	145,852	198,155	293,370
Total Sales	$ 4,298,467	$ 4,538,818	$ 5,481,101

(1) Gaming includes streaming services revenue generated by Streamlabs.

(2) Other primarily consists of mobile speakers and PC speakers.

Sales by geographic region (based on the customers' locations) for fiscal years 2024, 2023 and 2022 were as follows (in thousands):

	Years Ended March 31,		
	2024	2023	2022
Americas	$ 1,896,258	$ 1,930,908	$ 2,317,941
EMEA	1,301,515	1,299,657	1,724,027
Asia Pacific	1,100,694	1,308,253	1,439,133
Total Sales	$ 4,298,467	$ 4,538,818	$ 5,481,101

Revenue from sales to customers in the United States represented 36%, 35% and 34% of sales in fiscal years 2024, 2023 and 2022, respectively. Revenue from sales to customers in Germany represented 14%, 14% and 15% of sales in fiscal years 2024, 2023 and 2022, respectively. Revenue from sales to customers in China represented 10%, 11% and 10% of sales in fiscal years 2024, 2023 and 2022, respectively. No other country represented more than 10% of sales during these periods presented herein. Revenue from sales to customers in Switzerland, the Company's country of domicile, represented 2% of sales for fiscal year 2024, and 3% of sales for each of fiscal years 2023 and 2022.

Property, plant and equipment, net (excluding software) and right-of-use assets by geographic region were as follows (in thousands):

	March 31,	
	2024	2023
Americas	$ 67,762	$ 59,183
EMEA	30,819	38,890
Asia Pacific	58,901	69,939
Total	$ 157,482	$ 168,012

Property, plant and equipment, net (excluding software) and right-of-use assets in the United States, China, and Ireland were $66.5 million, $41.2 million, and $16.2 million, respectively, as of March 31, 2024. Property, plant and equipment, net (excluding software) and right-of-use assets in the United States, China, and Ireland were $58.7 million, $48.8 million, and $17.7 million, respectively, as of March 31, 2023. Property, plant and equipment, net (excluding software) and right-of-use assets in Switzerland, the Company's country of domicile, were $9.0 million and $13.7 million as of March 31, 2024 and 2023, respectively. No other countries represented more than 10% of the

Note 15—Segment Information (Continued)

Company's total consolidated property, plant and equipment, net (excluding software) and right-of-use assets as of March 31, 2024 or 2023.

Note 16—Restructuring

During the second quarter of fiscal year 2023, the Company initiated a restructuring plan to realign its business group and engineering structure with its go-to-market strategy to more effectively compete within the enterprise market and to better serve end-users. During the fourth quarter of fiscal year 2023, the Company undertook further actions to remove organization layers as well as streamline its marketing organization to increase efficiency. These actions resulted in charges related to employee severance and other termination benefits as well as contract termination and other costs. These restructuring activities have been substantially completed during fiscal year 2024.

The following table summarizes restructuring-related activities during fiscal years 2024 and 2023 (in thousands):

	Termination Benefits	Contract Termination and Other	Total
Accrued restructuring liability at March 31, 2022 (1)	$ 561	$ 896	$ 1,457
Charges, net	27,631	6,942	34,573
Cash payments	(14,015)	(2,481)	(16,496)
Accrued restructuring liability at March 31, 2023 (1)	$ 14,177	$ 5,357	$ 19,534
Charges, net	6,011	(2,145)	3,866
Cash payments	(18,375)	(1,757)	(20,132)
Accrued restructuring liability at March 31, 2024 [1]	$ 1,813	$ 1,455	$ 3,268

(1) The accrual balances are included in accrued and other current liabilities on the Company's consolidated balance sheets.

Note 17 — Leases

The Company is a lessee in various non cancellable operating leases, primarily real estate facilities for office space. As of March 31, 2024, the Company's lease arrangements are comprised of operating leases with various expiration dates through December 31, 2033. The lease term for all of the Company's leases includes the noncancellable period of the lease. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into the Company's determination of the duration of the lease arrangement. The Company's leases do not contain any material residual value guarantees.

The total operating lease costs including short-term lease costs were $19.5 million, $21.2 million and $17.3 million for the years ended March 31, 2024, 2023, and 2022, respectively. Total variable lease costs were not material during the years ended March 31, 2024, 2023 and 2022. The total operating and variable lease costs were included in cost of goods sold, marketing and selling, research and development, and general and administrative in the Company's consolidated statements of operations.

Supplemental cash flow information related to operating leases (in thousands):

	Years Ended March 31,		
	2024	**2023**	**2022**
Cash paid for amounts included in the measurement of operating lease liabilities	$ 13,489	$ 16,565	$ 15,400
ROU assets obtained in the exchange for operating lease liabilities	$ 8,593	$ 43,093	$ 22,174

Note 17 — Leases (Continued)

Future lease payments included in the measurement of operating lease liabilities as of March 31, 2024 for the following five fiscal years and thereafter are as follows (in thousands):

Years Ending March 31,		
2025	$	15,943
2026		13,237
2027		12,099
2028		9,396
2029		8,655
Thereafter		32,813
Total lease payments	$	92,143
Less: imputed interest		(13,235)
Less: tenant improvement allowance		(1,881)
Present value of lease liabilities	$	77,027

Weighted-average lease terms and discount rates were as follows:

	Years Ended March 31,	
	2024	**2023**
Weighted-average remaining lease terms (in years)	7.5	8.1
Weighted-average discount rate	3.8 %	3.7 %

LOGITECH INTERNATIONAL S.A., HAUTEMORGES

SWISS STATUTORY FINANCIAL STATEMENTS

TABLE OF CONTENTS



Statutory Auditor's Report

To the General Meeting of Logitech International S.A., Hautemorges

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Logitech International S.A. (the Company), which comprise the balance sheet as at March 31, 2024, and the statements of income for the year then ended March 31, 2024, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements for the year ended March 31, 2024 comply with Swiss law and the Company's articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law, together with the requirements of the Swiss audit profession and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements of the Company, the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.



Board of Directors' Responsibilities for the Financial Statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

— Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

— Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

— Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

— Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.



KPMG

Report on Other Legal and Regulatory Requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

KPMG AG

Regula Tobler
Licensed Audit Expert
Auditor in Charge

Stefan Widmer
Licensed Audit Expert

Zurich, May 16, 2024

Enclosure:

– Swiss Statutory Financial Statements
– Proposal of the Board of Directors for Appropriation of Retained Earnings

KPMG AG, Badenerstrasse 172, CH-8036 Zurich

LOGITECH INTERNATIONAL S.A., HAUTEMORGES

BALANCE SHEET (unconsolidated)

(CHF in thousands)

	Note	March 31, 2024	March 31, 2023
ASSETS			
Current assets:			
Cash and cash equivalents		225,483	45,258
Receivable from subsidiaries		37,039	383,146
Other short-term receivables		3,674	931
Total current assets		266,196	429,335
Non-current assets:			
Subordinated note	2.1	—	8,790
Investments	2/4	1,024,020	1,013,475
Total non-current assets		1,024,020	1,022,265
Total assets		1,290,216	1,451,600
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Payables to subsidiaries		224,240	200,128
Other short-term liabilities		30,756	20,903
Total current liabilities		254,996	221,031
Non-Current liabilities:			
Other long-term liabilities		—	275
Total non-current liabilities		—	275
Total liabilities		254,996	221,306
Shareholders' equity:			
Share capital		43,277	43,277
Legal capital reserves			
Reserves from capital contributions		1,265	1,265
Legal retained earnings			
Legal retained earnings in the narrower sense		9,580	9,580
		10,845	10,845
Treasury Shares	6	(1,242,795)	(914,399)
Available earnings			
- Profit brought forward		1,923,487	1,537,351
- Profit for the year		300,406	553,220
Total shareholders' equity		1,035,220	1,230,294
Total liabilities and shareholders' equity		1,290,216	1,451,600

The accompanying notes are an integral part of these statutory financial statements.

LOGITECH INTERNATIONAL S.A., HAUTEMORGES

STATEMENTS OF INCOME (unconsolidated)

(CHF in thousands)

	Note	Year ended March 31,	
		2024	**2023**
Income:			
Dividend income		420,865	623,143
Royalty fees		45,111	50,938
Interest income from third parties		7,213	1,615
Interest income from subsidiaries		9	—
Total income		473,198	675,696
Expenses:			
Administrative expenses		9,390	8,893
Brand development expenses		16,417	33,895
Other expenses		21,641	16,345
Expense capital and non-recoverable withholding taxes		100	133
Loss on treasury shares	6	108,211	43,379
Loss on subordinated note	2.1	8,570	—
Loss on investments	2.1	4,796	20,734
Interest paid to subsidiaries		—	3,099
Foreign exchange loss/(gain), net		3,667	(4,002)
Total expenses		172,792	122,476
Profit for the year before taxes		300,406	553,220
Direct Taxes		—	—
Profit for the year		300,406	553,220

The accompanying notes are an integral part of these statutory financial statements.

NOTES TO SWISS STATUTORY FINANCIAL STATEMENTS

Note 1 - General and Basis of Presentation:

Logitech International S.A. is a Swiss Holding company with its registered office in Hautemorges, Switzerland, which conducts its business through subsidiaries in the Americas, Europe, Middle East & Africa ("EMEA") and Asia Pacific. Shares of Logitech International S.A. are listed on both the SIX Swiss Exchange under the trading symbol LOGN and the Nasdaq Global Select Market under the trading symbol LOGI.

The Swiss statutory financial statements of Logitech International S.A., Hautemorges (the "Holding Company"), are prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Where not prescribed by law, the significant accounting and valuation principles applied are described below.

The statutory financial statements present the financial position and results of operations of the Holding Company on a standalone basis and do not represent the consolidated financial position of the Holding Company and its subsidiaries.

The accounting policies set out below have been applied consistently in all periods presented in these financial statements, unless otherwise stated.

Treasury shares

Treasury shares are recognized at acquisition cost and deducted from shareholders' equity at the time of acquisition. In case of a resale, the gain or loss is recognized through the income statement as a Loss/(Gain) on Treasury Shares. Treasury shares held may be used to settle the exercise of employee stock options and purchase rights, the vesting of restricted stock units, and acquisitions, or, if repurchased for that purpose, may be cancelled with shareholder approval. Treasury shares that are resold are accounted for using the first-in, first-out basis.

Exchange rate differences

Except for investments in subsidiaries, which are translated at historical rates, all assets and liabilities denominated in foreign currencies are translated into Swiss francs (CHF) using year-end rates of exchange. Realized exchange gains and losses arising from these as well as those from business transactions denominated in foreign currencies are recorded in the statement of income. Net unrealized exchange losses are recorded in the statement of income; net unrealized gains, however, are deferred within other liabilities.

Investments in subsidiaries

Investments are recorded at acquisition cost less any impairment loss.

Foregoing a cash flow statement and additional disclosures in the notes

As Logitech International S.A. has separately prepared its consolidated financial statements in accordance with a recognized accounting standard (US GAAP), it has decided to forego presenting additional information on interest-bearing liabilities and audit fees in the notes as well as a cash flow statement and a management report in accordance with Swiss law (CO 961*d*).

Note 2 - Changes in investments in subsidiaries:

Note 2.1 - Investment in Lifesize

During the year ended March 31, 2023, the Holding Company recorded an impairment charge, before tax, of CHF 21.9 million ($21.4 million) to write off its equity investment in Lifesize as it was determined that the carrying value of the equity investment was not recoverable. There was no impairment to the note receivable from Lifesize as of March 31, 2023.

During fiscal year 2024, the Company recorded an impairment loss, before tax, of CHF 8.6 million ($9.6 million) as a result of the write-off of the note receivable from Lifesize which has been deemed no longer recoverable. This note receivable was previously obtained in conjunction with an exchange transaction related to the Company's investment in Lifesize.

Note 2.2 - Investment in Loupedeck

In July 2023, the Holding Company acquired a technology company for a total consideration of CHF 14.1 million ($15.7 million).

Note 3 - Contingent Liabilities:

The Holding Company has issued guarantees to various banks for lines of credit available to its subsidiaries for CHF 18.8 million and CHF 19.0 million at March 31, 2024 and March 31, 2023, respectively. The Holding Company also has two guarantees to one financial institution for lines of credit available to its subsidiaries without a specific amount. As of March 31, 2024 and 2023, there were no outstanding drawdown amounts on the guarantee.

Note 4 - Investments in subsidiaries:

The Holding Company's subsidiaries directly and indirectly held (other than subsidiaries that were inactive during the fiscal year) include the following:

Fiscal year 2024

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Ownership and voting rights %	Share Capital	
EMEA					
Logitech Czech Republic s.r.o.	Czech Republic	Prague	100	CZK	50,000
Logitech Denmark ApS	Denmark	Copenhagen	100	DKK	400,000
LoupeDeck Oy	Finland	Helsinki	100	EUR	2,500
SAS Logitech France	France	Levallois-Perret	100	EUR	182,939
Logitech GmbH	Germany	Munich	100	EUR	25,565
Type Software UG	Germany	Borgholzhausen	100	EUR	1,000
Logitech Ireland Services Limited	Ireland	Cork	100	EUR	48,001
Logitech Italia S.R.L.	Italy	Milan	100	EUR	20,000
Logitech Benelux B.V.	Netherlands	Leusden	100	EUR	18,151
Logitech Norway AS	Norway	Oslo	100	NOK	100,000
Logitech Poland Spolka z Ograniczona Odpowiedzialnoscia	Poland	Warsaw	100	PLN	50,000
Limited Liability Company "Logitech" [1]	Russia	Moscow	100	RUB	8,020,000
Logi Peripherals Technologies (South Africa) (Pty) Ltd.	South Africa	Gauteng	100	ZAR	1,000
Logitech Espana BCN S.L.	Spain	Barcelona	100	EUR	50,000
Logitech Nordic AB	Sweden	Stockholm	100	SEK	100,000
Meetio AB	Sweden	Malmö	100	SEK	50,000
Meetio Holding AB	Sweden	Malmö	100	SEK	95,238
Labtec Europe SA	Switzerland	Lausanne	100	CHF	150,000
Logitech (Streaming Media) SA	Switzerland	Lausanne	100	CHF	100,000
Logitech Europe S.A.	Switzerland	Lausanne	100	CHF	100,000
Logitech S.A.	Switzerland	Lausanne	100	CHF	200,000
Airica AG	Switzerland	Zurich	100	CHF	174,140
Logitech Schweiz AG	Switzerland	Zurich	100	CHF	100,000
Logitech Services SA	Switzerland	Lausanne	100	CHF	100,000
Logitech Turkey Computer Marketing Services LLC	Turkey	Istanbul	100	TRY	10,000
Limited Liability Company "Logitech Ukraine"	Ukraine	Zaporizhzhia	100	UAH	5,600,000
Logitech Middle East FZ-LLC	United Arab Emirates	Dubai Internet City	100	AED	100,000
Logitech UK Limited	United Kingdom	Windsor,Berkshire	100	GBP	20,000

(1) Entity is dormant as at March 31, 2024.

Note 4 - Investments in subsidiaries: (Continued)

Fiscal year 2024

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Ownership and voting rights %	Share Capital	
AMERICAS					
Logitech Argentina S.R.L.	Argentina	Buenos Aires	100	ARS	412,400
Logitech Do Brasil Comercio de Accessorios de Informatica Ltda.	Brazil	São Paulo	100	BRL	92,686,440
Logitech Canada Inc.	Canada	Vancouver	100	CAD	100
Logitech de Mexico S.A. de C.V.	Mexico	Santa Fe	100	MXN	50,000
Logitech Inc.	United States of America	San Jose, California	100	USD	11,522,396
Logitech Latin America Inc.	United States of America	Wilmington, Delaware	100	USD	1
ASIA PACIFIC					
Logitech Australia Computer Peripherals Pty Limited	Australia	Sydney	100	AUD	12
Logitech (China) Technology Company Limited	China	Shanghai	100	USD	7,800,000
Logitech Technology (Shenzhen) Consulting Company Limited	China	Shenzhen	100	HKD	110,000
Logitech Technology (Suzhou) Company Limited	China	Suzhou	100	USD	22,000,000
Logitech Asia Logistics Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Asia Pacific Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Hong Kong Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Electronics (India) Private Limited	India	Mumbai, Maharashtra	100	INR	140,340
Logitech Engineering & Designs India Private Limited	India	Chennai, Tamil Nadu	100	INR	1,457,300
LogiCool Co., Ltd.	Japan	Tokyo	100	JPY	155,000,000
Logitech Korea Ltd.	Korea	Seoul	100	KRW	150,000,000
Logi Computer Peripherals (Malaysia) Sdn. Bhd.	Malaysia	Kuala Lumpar Wilayah Persekutuan	100	MYR	2
Logitech New Zealand Co. Limited	New Zealand	Auckland	100	NZD	10,000
Logitech Philippines Inc.	Philippines	Makati, Metro Manila	100	PHP	29,144,000
Logitech Service Asia Pacific Pte. Ltd.	Singapore	Singapore	100	SGD	1
Logitech Singapore Pte. Ltd.	Singapore	Singapore	100	SGD	2,559,863
Logitech Far East Limited	Taiwan	Hsinchu	100	TWD	260,000,000
Logitech Vietnam Company Limited	Vietnam	Ho Chi Minh City	100	VND	13,831,500,000

Note 4 - Investments in subsidiaries: (Continued)

Fiscal year 2023

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Ownership and voting rights %	Share Capital	
EMEA					
SAS Logitech France	France	Levallois-Perret	100	EUR	182,939
Logitech GmbH	Germany	Munich	100	EUR	25,565
Type Software UG	Germany	Borgholzhausen	100	EUR	1,000
Logitech Hellas MEPE [2]	Greece	Athens	100	EUR	18,000
Logitech Italia S.R.L.	Italy	Milan	100	EUR	20,000
Logitech Ireland Services Limited	Ireland	Cork	100	EUR	48,001
Logitech Benelux B.V.	Netherlands	Leusden	100	EUR	18,151
Logitech Norway AS	Norway	Oslo	100	NOK	100,000
Logitech Poland Spolka z Ograniczona Odpowiedzialnoscia	Poland	Warsaw	100	PLN	50,000
Limited Liability Company "Logitech" [1]	Russia	Moscow	100	RUB	8,020,000
Logi Peripherals Technologies (South Africa) (Pty) Ltd.	South Africa	Gauteng	100	ZAR	1,000
Logitech Espana BCN S.L.	Spain	Barcelona	100	EUR	50,000
Logitech Nordic AB	Sweden	Stockholm	100	SEK	100,000
Meetio AB	Sweden	Malmö	100	SEK	50,000
Meetio Holding AB	Sweden	Malmö	100	SEK	95,238
Labtec Europe SA	Switzerland	Lausanne	100	CHF	150,000
Logitech (Streaming Media) SA	Switzerland	Lausanne	100	CHF	100,000
Logitech Europe S.A.	Switzerland	Lausanne	100	CHF	100,000
Logitech S.A.	Switzerland	Lausanne	100	CHF	200,000
Airica AG	Switzerland	Zurich	100	CHF	174,140
Logitech Schweiz AG	Switzerland	Zurich	100	CHF	100000
Logitech Services SA	Switzerland	Lausanne	100	CHF	100,000
Logitech Turkey Computer Marketing Services LLC	Turkey	Istanbul	100	TRY	10,000
Limited Liability Company "Logitech Ukraine"	Ukraine	Zaporizhzhia	100	UAH	5,600,000
Logitech Middle East FZ-LLC	United Arab Emirates	Dubai Internet City	100	AED	100,000
Logitech UK Limited	United Kingdom	Windsor,Berkshire	100	GBP	20,000

(1) Entity is dormant as at March 31, 2024.

(2) Entity was liquidated during fiscal year 2024.

Note 4 - Investments in subsidiaries: (Continued)

<u>**Fiscal year 2023**</u>

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Ownership and voting rights %	Share Capital	
AMERICAS					
Logitech Argentina S.R.L.	Argentina	Buenos Aires	100	ARS	412,400
Logitech Do Brasil Comercio de Accessorios de Informatica Ltda.	Brazil	São Paulo	100	BRL	92,686,440
Logitech Canada Inc.	Canada	Vancouver	100	CAD	100
Logitech de Mexico S.A. de C.V.	Mexico	Santa Fe	100	MXN	50,000
Baltic Latvian Universal Electronics, LLC [1]	United States of America	Los Angeles, California	100	USD	—
Blue Microphones Holding Corporation [1]	United States of America	Newark, California	100	USD	230
General Workings Inc. [1]	United States of America	Wilmington, Delaware	100	USD	7,500
Liminal Collective, Inc. [2]	United States of America	Newark, California	100	USD	1
Logitech (Slim Devices) Inc. [1]	United States of America	Wilmington, Delaware	100	USD	1
Logitech (Streaming Media) Inc. [1]	United States of America	Newark, California	100	USD	10
Logitech Inc.	United States of America	Newark, California	100	USD	11,522,396
Logitech Latin America, Inc.	United States of America	Wilmington, Delaware	100	USD	1
Meetio Inc. [1]	United States of America	Portland, Oregon	100	USD	1
Mevo Inc. [1]	United States of America	Brooklyn, New York.	100	USD	1
Streamlabs LLC [1]	United States of America	San Francisco, California	100	USD	—
UE Acquisition Inc. [1]	United States of America	Wilmington, Delaware	100	USD	10
Ultimate Ears Incorporated [1]	United States of America	Carson City, Nevada	100	USD	10

(1) Entity is dormant as at March 31, 2024.

(2) Entity was liquidated during fiscal year 2024.

Note 4 - Investments in subsidiaries: (Continued)

<u>Fiscal year 2023</u>

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Ownership and voting rights %	Share Capital	
ASIA PACIFIC					
Logitech Australia Computer Peripherals Pty. Limited	Australia	Sydney	100	AUD	12
Logitech (China) Technology Company Limited	China	Shanghai	100	USD	7,800,000
Logitech Technology (Shenzhen) Consulting Company Limited	China	Shenzhen	100	HKD	110,000
Logitech Technology (Suzhou) Company Limited	China	Suzhou	100	USD	22,000,000
Logitech Asia Logistics Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Asia Pacific Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Hong Kong Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Electronics (India) Private Limited	India	Mumbai, Maharashtra	100	INR	140,340
Logitech Engineering & Designs India Private Limited	India	Chennai, Tamil Nadu	100	INR	1,457,300
LogiCool Co., Ltd.	Japan	Tokyo	100	JPY	155,000,000
Logitech Korea Ltd.	Korea	Seoul	100	KRW	150,000,000
Logi Computer Peripherals (Malaysia) Sdn. Bhd	Malaysia	Kuala Lumpur Wilayah Persekutuan	100	MYR	2
Logitech New Zealand Co. Limited	New Zealand	Auckland	100	NZD	10,000
Logitech Philippines Inc.	Philippines	Makati, Metro Manila	100	PHP	29,144,000
Logitech Service Asia Pacific Pte. Ltd	Singapore	Singapore	100	SGD	1
Logitech Singapore Pte. Ltd.	Singapore	Singapore	100	SGD	2,559,863
Logitech Far East Limited	Taiwan	Hsinchu	100	TWD	260,000,000
Logitech Vietnam Company Limited	Vietnam	Ho Chi Minh City	100	VND	13,831,500,000

Note 5 - Capital Structure

As of March 31, 2024, Holding Company's nominal share capital was CHF 43,276,655, consisting of 173,106,620 shares with a par value of CHF 0.25 each.

In accordance with the revised Swiss corporate law that became effective January 1, 2023, the Holding Company's shareholders approved at the Holding Company's annual general meeting of shareholders in September 2023, the introduction of a capital band (*marge de fluctuation*) ranging from 38,948,989.50 (lower limit) to 47,604,320.50 (upper limit) authorizing the Board of Directors, within the capital band to (i) increase or decrease the share capital once or several times and in any amounts or (ii) acquire shares directly or indirectly, until September 13, 2028 or earlier expiration.

As of March 31, 2024, the Board of Directors had not increased or decreased the Holding Company's share capital based on the capital band.

Note 6 - Treasury Shares:

During fiscal years 2024 and 2023, repurchases of the Holding Company's shares and issuances from the Holding Company's treasury shares were as follows:

	Number of Transactions	Average Price	Number of shares	Total cost (in thousands) CHF
Held by the Holding Company at March 31, 2022			7,854,600	584,158
Additions Q1	64	58.97	1,980,300	116,774
Disposals Q1	16	39.69	(783,422)	(31,090)
Additions Q2	65	50.52	2,240,300	113,173
Disposals Q2	9	38.68	(348,804)	(13,492)
Additions Q3	63	50.04	1,746,365	87,386
Disposals Q3	11	35.65	(218,929)	(7,804)
Additions Q4	51	52.40	1,595,400	83,598
Disposals Q4	10	60.52	(302,463)	(18,304)
Held by the Holding Company at March 31, 2023			13,763,347	914,399
Additions Q1	65	53.09	1,607,315	85,328
Disposals Q1	18	78.99	(887,127)	(70,075)
Additions Q2	29	58.33	1,894,556	110,507
Disposals Q2	16	93.30	(348,779)	(32,540)
Additions Q3	57	72.36	2,126,273	153,863
Disposals Q3	6	89.47	(47,847)	(4,281)
Additions Q4	75	78.47	1,471,944	115,500
Disposals Q4	19	88.92	(336,324)	(29,906)
Held by the Holding Company at March 31, 2024			19,243,358	1,242,795

In May 2020, the Holding Company Board of Directors approved the 2020 share buyback program, which authorized the company to use up to $250.0 million to purchase up to 17.3 million of Logitech shares. The Holding Company's share buyback program remained in effect for a period of three years through July 27, 2023. Shares may be repurchased from time to time on the open market, through block trades or otherwise. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.

In May 2021 and August 2022, the Holding Company increased the 2020 share buyback program in two steps to an aggregate of $1.5 billion to purchase up to 17.3 million of Logitech shares.

Note 6 - Treasury Shares: (Continued)

During the fiscal year ended March 31, 2023, the Holding Company repurchased 7.6 million registered shares for approximately CHF 400.9 million, including transaction costs, which would leave CHF 463.9 million ($505.8 million) still available for repurchase under the 2020 share buyback program as of March 31, 2023.

During the fiscal year ended March 31, 2024, the Holding Company repurchased 2.6 million registered shares for approximately CHF 141.2 million ($159.1 million), including transaction costs, under the 2020 share buyback program which concluded this year.

The disposals of treasury shares under this program were to the Holding Company's directors and employees under the Holding Company's share incentive and share purchase plans as well as to settle contingent consideration arising from acquisition. The gain or loss on the disposal of repurchased treasury shares is recorded in the statements of income.

In June 2023, the Holding Company approved a separate new three-year share repurchase program which authorized the company to use up to $1 billion to purchase Logitech shares. The purpose of this share repurchase program is to repurchase shares for cancellation, as well as to support equity incentive plans or potential acquisitions. During the fiscal year ended March 31, 2024, the Holding Company repurchased 4.5 million shares for an aggregate cost of CHF 323.9 million ($364.7 million), including transaction costs, under the 2023 share repurchase program, of which CHF 17.7 million ($19.5 million), including transaction costs, of the aggregate cost was not paid yet as of March 31, 2024. As of March 31, 2024, CHF 575.6 million ($635.8 million) was available for repurchase under the 2023 share repurchase program.

Note 7 - Shares allocated to Board of Directors:

The following table sets forth a summary of equity grants (shares and restricted share units (RSUs)) allocated to the Board of Directors for the fiscal years ended March 31, 2024 and 2023:

	As of March 31, 2024		As of March 31, 2023	
	Number granted	Closing Stock Price at Grant Date in CHF	Number granted	Closing Stock Price at Grant Date in CHF
Total Board of Directors:	37,934	62.94	48,779	47.97

Note 8 - Full-time equivalents:

Logitech International S.A. does not have any employees.

Note 9 - Impacts of Macroeconomic and Geopolitical Conditions on the Company's Business:

The Company's business has been impacted by adverse macroeconomic and geopolitical conditions. These conditions include inflation, interest rate and foreign currency fluctuations, changes in fiscal policies, slowdown of economic activity around the world, and lower consumer and enterprise spending.

The global and regional economic and political conditions adversely affected demand for the Company's products. In addition, these conditions have caused and may continue to cause volatility in the cost of materials and logistics, and transportation delays, and as a result may impact the pricing of the Company's products, product availability and the Company's results of operations.

Note 10 - Subsequent Events:

There are no significant events after the balance sheet date which could impact the book value of the assets or liabilities or which should be disclosed here.

PROPOSAL OF THE BOARD OF DIRECTORS FOR APPROPRIATION OF AVAILABLE EARNINGS (in the Annual Report)

The proposal of the Board of Directors for appropriation of available earnings was as follows for the fiscal year 2024 (in thousands):

		Year ended March 31, 2024
Available earnings brought forward	CHF	1,923,487
Net profit for the year		300,406
Accumulated earnings		2,223,893
Treasury shares		(1,242,795)
Total earnings available for appropriation	CHF	981,098

The Board of Directors proposes to the General Meeting of Shareholders the following appropriation of available earnings:

		Year ended March 31, 2024
Payment of a dividend in the amount of [1]	CHF	200,804
Transfer to legal retained earnings in the narrower sense		—
To be carried forward		2,023,089
Total appropriation of available earnings		2,223,893
Treasury shares		(1,242,795)
Total available earnings for appropriation	CHF	981,098

---

(1) The Board of Directors proposes a gross distribution of CHF 1.16 per registered share. Based on the current shares issued (173,106,620) and the proposed dividend per share, the maximum aggregate gross dividend would be CHF 200,803,679. The proposed dividend will only be paid on shares outstanding, i.e., net of treasury shares, as of the record date for the dividend. As of March 31, 2024 there were 153,863,262 shares outstanding, i.e., net of treasury shares, which would result in an aggregate gross dividend of CHF 178,481,384. This amount may vary as of the record date for the dividend.